Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-271435

PROSPECTUS

$8,250,000,000

GE HealthCare Technologies Inc.

Exchange Offers for

$1,000,000,000 5.550% Senior Notes due 2024

$1,500,000,000 5.600% Senior Notes due 2025

$1,750,000,000 5.650% Senior Notes due 2027

$1,250,000,000 5.857% Senior Notes due 2030

$1,750,000,000 5.905% Senior Notes due 2032

$1,000,000,000 6.377% Senior Notes due 2052

Terms of the Exchange Offers

•	We are offering to exchange up to:

•

$1,000,000,000 of our outstanding 5.550% Senior Notes due 2024 (the “2024 initial notes”) for a like amount of our registered 5.550% Senior Notes due 2024 (the “2024 exchange notes” and, together with the 2024 initial notes, the “2024 notes”);

•

$1,500,000,000 of our outstanding 5.600% Senior Notes due 2025 (the “2025 initial notes”) for a like amount of our registered 5.600% Senior Notes due 2025 (the “2025 exchange notes” and, together with the 2025 initial notes, the “2025 notes”);

•

$1,750,000,000 of our outstanding 5.650% Senior Notes due 2027 (the “2027 initial notes”) for a like amount of our registered 5.650% Senior Notes due 2027 (the “2027 exchange notes” and, together with the 2027 initial notes, the “2027 notes”);

•

$1,250,000,000 of our outstanding 5.857% Senior Notes due 2030 (the “2030 initial notes”) for a like amount of our registered 5.857% Senior Notes due 2030 (the “2030 exchange notes” and, together with the 2030 initial notes, the “2030 notes”);

•

$1,750,000,000 of our outstanding 5.905% Senior Notes due 2032 (the “2032 initial notes”) for a like amount of our registered 5.905% Senior Notes due 2032 (the “2032 exchange notes” and, together with the 2032 initial notes, the “2032 notes”); and

•

$1,000,000,000 of our outstanding 6.377% Senior Notes due 2052 (the “2052 initial notes”) for a like amount of our registered 6.377% Senior Notes due 2052 (the “2052 exchange notes” and, together with the 2052 initial notes, the “2052 notes”).

•

The term “exchange notes” refers collectively to the 2024 exchange notes, 2025 exchange notes, 2027 exchange notes, 2030 exchange notes, 2032 notes and 2052 exchange notes. The term “initial notes” refers collectively to the 2024 initial notes, 2025 initial notes, 2027 initial notes, 2030 initial notes, 2032 initial notes, and 2052 initial notes. The term “notes” refers to both exchange notes and initial notes.

•	Each exchange offer will expire at 5:00 p.m., New York City time, on June 7, 2023, unless extended.

•	If all the conditions to an exchange offer are satisfied, we will exchange all of our initial notes that are validly tendered and not withdrawn in such exchange offer for the exchange notes.

•	You may withdraw your tender of initial notes at any time before the expiration of the relevant exchange offer.

•

The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

•	The exchange notes that we will issue you in exchange for your initial notes are new securities with no established market for trading.

Terms of the Exchange Notes

•

The 2024 exchange notes will mature on November 15, 2024. Interest on the 2024 exchange notes will accrue at the rate of 5.550% per annum. The 2025 exchange notes will mature on November 15, 2025. Interest on the 2025 exchange notes will accrue at the rate of 5.600% per annum. The 2027 exchange notes will mature on November 15, 2027. Interest on the 2027 exchange notes will accrue at the rate of 5.650% per annum. The 2030 exchange notes will mature on March 15, 2030. Interest on the 2030 exchange notes will accrue at the rate of 5.857% per annum. The 2032 exchange notes will mature on November 22, 2032. Interest on the 2032 exchange notes will accrue at the rate of 5.905% per annum. The 2052 exchange notes will mature on November 22, 2052. Interest on the 2052 exchange notes will accrue at the rate of 6.377% per annum.

•

We will pay interest on the 2024 exchange notes semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2023, to the holders of record of the 2024 exchange notes at the close of business on May 1 or November 1, as the case may be, immediately preceding the relevant interest payment date. We will pay interest on the 2025 exchange notes semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2023, to the holders of record of the 2025 exchange notes at the close of business on May 1 or November 1, as the case may be, immediately preceding the relevant interest payment date. We will pay interest on the 2027 exchange notes semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2023, to the holders of record of the 2027 exchange notes at the close of business on May 1 or November 1, as the case may be, immediately preceding the relevant interest payment date. We will pay interest on the 2030 exchange notes semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2023, to the holders of record of the 2030 exchange notes at the close of business on March 1 or September 1, as the case may be, immediately preceding the relevant interest payment date. We will pay interest on the 2032 exchange notes semi-annually in arrears on May 22 and November 22 of each year, commencing on May 22, 2023, to the holders of record of the 2032 exchange notes at the close of business on May 8 or November 8, as the case may be, immediately preceding the relevant interest payment date. We will pay interest on the 2052 exchange notes semi-annually in arrears on May 22 and November 22 of each year, commencing on May 22, 2023, to the holders of record of the 2052 exchange notes at the close of business on May 8 or November 8, as the case may be, immediately preceding the relevant interest payment date.

•

The exchange notes will be our senior unsecured obligations and rank pari passu in right of payment to all of our other senior unsecured indebtedness and senior in right of payment to our subordinated indebtedness.

•	The exchange notes will be effectively subordinated to all of our secured indebtedness to the extent of the value of the property or assets securing such indebtedness.

•	The exchange notes will be structurally subordinated to all obligations of our subsidiaries (including secured and unsecured obligations).

Before participating in the exchange offers, please refer to the section in this prospectus entitled “Risk Factors” commencing on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where those initial notes were acquired by that broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the applicable exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The date of this prospectus is May 9, 2023.

You should rely only on the information contained in this prospectus. We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules and regulations of the SEC, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

Each prospective purchaser of the exchange notes must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the notes or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the exchange notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and we shall not have any responsibility therefor.

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TRADEMARKS AND COPYRIGHTS

“GE HealthCare” and the GE Monogram Logo are trademarks of the General Electric Company. Logos, trademarks, service marks, trade names, and copyrights referred to in this prospectus belong to us or are licensed for our use. Solely for convenience, we refer to our intellectual property assets in this prospectus without the ™, ®, and © symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our intellectual property assets. Other logos, trademarks, service marks, trade names, and copyrights referred to in this prospectus are the property of their respective owners. In particular, Edison is a trademark licensed to us from the Charles Edison Fund.

INDUSTRY INFORMATION

This prospectus contains various historical and projected information concerning our industry, the markets in which we participate, and our positions in these markets. Some of this information is from industry publications and other third-party sources, and other information is from our own analysis of data received from these third-party sources, our own internal data, and market research that our management team commissions for our own evaluations and planning, including from Signify Research. All of this information involves a variety of assumptions, limitations, and methodologies and is inherently subject to uncertainties, and therefore you are cautioned not to give undue weight to these estimates.

NON-GAAP FINANCIAL DATA

All financial information presented in this prospectus is derived from the consolidated and combined financial statements of the Company included elsewhere in this prospectus. All financial information presented in this prospectus has been prepared in U.S. Dollars in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), except for the presentation of the following non-GAAP financial measures: Organic revenue, Organic revenue growth rate, Adjusted EBIT, Adjusted EBIT margin, Adjusted net income, Adjusted earnings per share, and Free cash flow.

We present Organic revenue, Organic revenue growth rate, Adjusted EBIT, Adjusted EBIT margin, Adjusted net income, Adjusted earnings per share, and Free cash flow in this prospectus because we believe such measures provide investors with additional information to measure our performance. Please refer to “Summary – Summary Historical and Unaudited Pro Forma Condensed Consolidated and Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for an explanation on why we use these non-GAAP financial measures, their definitions, and their limitations.

Because of their limitations, these non-GAAP financial measures are not intended as alternatives to U.S. GAAP financial measures as indicators of our operating performance and should not be considered as measures of cash available to us to invest in the growth of our business or that will be available to us to meet our obligations. We compensate for these limitations by using these non-GAAP financial measures along with other comparative tools, together with U.S. GAAP financial measures, to assist in the evaluation of operating performance.

For more information on the use of Organic revenue, Organic revenue growth rate, Adjusted EBIT, Adjusted EBIT margin, Adjusted net income, and Free cash flow and reconciliations to their nearest U.S. GAAP financial measures, see “Summary—Summary Historical and Unaudited Pro Forma Condensed Consolidated and Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

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BASIS OF PRESENTATION

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

(i)	the “Company,” “GE HealthCare,” “we,” “us,” and “our” refer to GE HealthCare Technologies Inc. and its direct and indirect subsidiaries;

(ii)	the “Board” or “our Board” refers to the board of directors of the Company;

(iii)	the “Spin-Off” refers to the transaction in which GE distributed to its stockholders approximately 80.1% of the shares of our common stock;

(iv)	“GE” refers to General Electric Company and its direct and indirect subsidiaries;

(v)	the “GE Board” refers to the board of directors of GE;

(vi)	“stockholders” refers to shareholders of GE or stockholders of GE HealthCare, depending on the context;

(vii)	the “Healthcare business” refers to GE’s healthcare business.

Certain percentages and other figures provided and used in this prospectus may not add up to 100.0% due to the rounding of individual components.

On January 3, 2023, GE completed the Spin-Off of GE HealthCare. On January 4, 2023, our common stock began regular-way trading on the Nasdaq Stock Market LLC under the ticker symbol “GEHC.”

In this prospectus, we present estimated U.S. dollar amounts for the industries in which we operate. Such amounts are based on estimates of (1)(a) orders placed in the last fiscal year across all product categories we offer in the relevant industry or (b) for jurisdictions for which order data are not available, actual sales completed in the last fiscal year across all such products, plus (2) estimates for revenues derived from annual service and digital offerings for such products. To calculate these estimates, we rely on Signify Research for digital solutions estimates and on internal analyses, based upon import data, trade association data, and other sources, for the remaining estimates.

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SUMMARY

The following is a summary of material information included in this prospectus and is qualified in its entirety by the more detailed information and historical financial statements included elsewhere herein. Because this is a summary, it is not complete and may not contain all of the information that may be important to you in making a decision on whether or not to exchange your initial notes for exchange notes. Before making a decision, you should carefully read this entire prospectus, and the related letter of transmittal (the “letter of transmittal”) in their entirety.

Introduction

GE HealthCare is a leading global medical technology, pharmaceutical diagnostics, and digital solutions innovator. We have approximately 50,000 employees dedicated to our mission to create a world where healthcare has no limits. We operate at the center of the healthcare ecosystem, enabling precision care by increasing health system capacity, enhancing productivity, digitizing healthcare delivery, and improving clinical outcomes while serving patients’ demand for greater efficiency, access, and personalized medicine. Our products, services, and solutions enable clinicians to make more informed decisions quickly and efficiently, improving patient care from diagnosis to therapy to monitoring.

We have more than 125 years of experience and one of the strongest reputations in the global healthcare industry, built from our demonstrated record of delivering industry-defining innovation. This is complemented by our broad service capabilities and dedication to quality and integrity with a strong operational culture, deeply embedded in lean continuous improvement.

We generate revenue from the sale of medical devices, single-use and consumable products, service capabilities, and digital solutions. Precision care is expected to drive continued demand and opportunity for novel technologies and future innovation, as healthcare providers and researchers seek new solutions and tools for managing existing and new care pathways. The pursuit of precision care opportunities significantly expands our served industries to include integrated diagnostics, artificial intelligence (“AI”) and machine learning-based clinical decision support, highly personalized therapies enabled by more precise diagnostics, and remote patient monitoring. The scale and breadth of our portfolio, combined with our innovation capabilities, position us to be a leading enabler of precision care.

Our Separation from GE

Spin-Off

On November 9, 2021, GE announced plans for the complete legal and structural separation of the Healthcare business from GE, as well as the subsequent spin-off of GE Vernova. In conjunction with the Spin-Off, GE HealthCare underwent an internal reorganization. On January 3, 2023, the Spin-Off was completed through GE’s pro rata distribution of approximately 80.1% of the shares of common stock of GE HealthCare to holders of GE’s common stock as of the close of business on the record date of December 16, 2022. GE retained 19.9% of the shares of GE HealthCare’s common stock. GE’s stockholders of record received one share of GE HealthCare’s common stock for every three shares of GE’s common stock.

The Financing Transactions

In connection with the Spin-Off, we issued $8.25 billion in aggregate principal amount of initial notes under an indenture, dated November 22, 2022, between us and The Bank of New York Mellon, as trustee (the “base indenture”) and a supplemental indenture dated as of November 22, 2022 (together with the base indenture, the “indenture”). The issuance included the 2024 initial notes, the 2025 initial notes, the 2027 initial notes, the 2030 initial notes, the 2032 initial notes, and the 2052 initial notes. Of the $8.25 billion of senior notes, $4.0 billion of the indebtedness was issued directly to GE and net cash proceeds of $4.221 billion from the remaining indebtedness issued to third parties was distributed to GE. GE exchanged $4.0 billion of indebtedness with third parties prior to December 31, 2022. As of December 31, 2022, all of the notes were held by third parties.

We, GE and the initial purchasers entered into a registration rights agreement dated as of November 22, 2022 with respect to the notes. Upon completion of the Spin-Off, GE was automatically and unconditionally released and discharged from all future obligations under the registration rights agreement without any action required on the part of the Trustee or any holder at such time. In the registration rights agreement, we agreed for the benefit of the holders of the notes to use our commercially reasonable efforts to (1) file a registration statement on an appropriate registration form with respect to a registered offer to exchange each series of initial notes for exchange notes, with terms substantially identical in all material respects to each series of initial notes, as applicable (except that the exchange notes will not contain terms with respect to transfer restrictions or any increase in annual interest rate) and (2) cause the registration statement to be declared effective under the Securities Act. The registration statement on Form S-4 of which this prospectus is a part was filed pursuant to the registration rights agreement.

On November 4, 2022, we entered into (i) a five-year senior unsecured revolving credit facility (the “5-Year Revolving Credit Facility”), in an aggregate committed amount of $2.5 billion and (ii) a 364-day senior unsecured revolving facility (the “364-day Revolving Credit Facility” and together with the 5-Year Revolving Credit Facility, the “Revolving Credit Facilities”) in an aggregate committed amount of $1.0 billion.

In addition we entered into a three-year senior unsecured term loan credit facility (the “Term Loan Facility” and, together with the Revolving Credit Facilities, the “Credit Facilities”), in an aggregate principal amount of $2.0 billion. On January 3, 2023, we completed a $2.0 billion drawdown of the Term Loan Facility in connection with the Spin-Off from GE. See “Description of Other Indebtedness.”

Summary of Risk Factors

An investment in our notes is subject to a number of risks. These risks relate to our business, the healthcare industry, data privacy, laws and regulations, financing and capital markets activities, our recent Spin-Off, and our indebtedness and the notes. Any of these risks and other risks could materially and adversely affect our business, results of operations, cash flows, and financial condition and the actual outcome of matters as to which forward-looking statements are made in this prospectus. Please read the information in the section captioned “Risk Factors” of this prospectus for a description of the principal risks that we face. Some of the more significant challenges and risks we face include the following:

•	We operate in highly competitive markets, competition may increase in the future, and our industry may be disrupted, requiring us to lower prices or resulting in a loss of market share.

•	Our business dealings involve third-party partners in various markets and the actions or inactions of these third parties could adversely affect our business.

•	Our inability to complete acquisitions or to successfully integrate acquisitions could adversely affect our business.

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Our inability to manage our supply chain or obtain supplies of important components or raw materials has and may continue to restrict the manufacture of products, cause delays in delivery, or significantly increase our costs.

•	Any interruption in the operations of our manufacturing facilities may impair our ability to deliver products or provide services.

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We have significant net liabilities with respect to our postretirement benefit plans, including increases in pension, healthcare, and life insurance benefits obligations, and the actual costs of these obligations could exceed current estimates.

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If we are unable to attract or retain key personnel and qualified employees, or maintain relations with our employees, unions, and other employee representatives, it could adversely affect our business.

•	We are exposed to risks relating to the global COVID-19 pandemic.

•	We may be unable to obtain, maintain, protect, or effectively enforce our intellectual property rights.

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Increased cybersecurity requirements, vulnerabilities, threats, and more sophisticated and targeted computer crimes pose a risk to our systems, networks, products, solutions, services, and data, as well as our reputation, which could adversely affect our business.

•	We are subject to stringent privacy laws and information security policies and regulations.

•	Our increasing focus on and investment in cloud, edge, artificial intelligence, and software offerings presents risks to our business.

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The failure to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”) and similar anti-corruption and anti-bribery laws has resulted and could continue to result in civil or criminal sanctions and adversely affect our business.

•	We are subject to anti-kickback and false claims laws and failure to comply with these laws could adversely affect our business.

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If we do not successfully manage our collaboration arrangements, licensing arrangements, joint ventures, or strategic alliances with third parties, we may not realize the expected benefits from such arrangements, which could adversely affect our business.

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Efforts by public and private payers to control increases in healthcare costs may lead to lower reimbursements or increased utilization controls related to the use of our products by healthcare providers, which may affect demand for our products, services, or solutions.

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We are exposed to risks associated with product liability claims that have been and may be brought against us or as a result of the actions or inactions of our customers or third parties that are outside of our control.

•	Our business operations are subject to extensive laws and regulations, and any changes thereto or violations thereof could have a material adverse effect on our business.

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Increasing attention to environmental, social, and governance (“ESG”) matters, including environmental, health, and safety (“EH&S”) matters, may impose additional costs on our business and expose us to new risks.

•	Risks related to GE HealthCare’s recent Spin-Off from GE.

•	The impact of incurring new indebtedness

•	Changes in the ratings of our notes after issuance.

•	The lack of an established trading market for the exchange notes.

•	We may enter into transactions that could affect our ability to satisfy our obligations under the notes.

Recent Developments

On May 4, 2023, we named James K. (Jay) Saccaro our Vice President and Chief Financial Officer, effective June 1, 2023. Mr. Saccaro will replace Helmut Zodl, who will cease to be our Chief Financial Officer and will become our Global Vice President, Special Projects and TSA Separation, effective June 1, 2023.

Mr. Saccaro, age 50, has served as Chief Financial Officer of Baxter International Inc. (“Baxter”) since July 2015. He held a variety of positions of increasing responsibility at Baxter from 2002 through 2013, including Vice President of Financial Planning and Analysis, Vice President of Finance for Baxter’s operations in Europe, the Middle East and Africa, Vice President of Strategy, and Corporate Vice President and Treasurer. Mr. Saccaro served as Senior Vice President and Chief Financial Officer of Hill-Rom Holdings, Inc. from 2013 to 2014 prior to rejoining Baxter as Special Assistant to the CEO in 2014. Prior to Baxter, he held strategy and business development positions at Clear Channel Communications and The Walt Disney Company.

Our Corporate Information

GE HealthCare Technologies Inc. was formed on May 16, 2022 to serve as a holding company for GE’s healthcare business in connection with the Spin-Off. Our corporate headquarters is located at 500 W. Monroe Street, Chicago, Illinois 60661, and our telephone number is 833-735-1139. Our website address is www.gehealthcare.com. Information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Summary of the Exchange Offers

In connection with the issuance of the initial notes, we entered into a registration rights agreement (as more fully described below) with the initial purchasers of the initial notes. You are entitled to exchange in the exchange offers your initial notes for exchange notes which are identical in all material respects to the initial notes except that:

•	the exchange notes have been registered under the Securities Act of 1933, as amended (the “Securities Act”) and will be freely tradable by persons who are not affiliated with us;

•	the exchange notes are not entitled to registration rights which are applicable to the initial notes under the registration rights agreement; and

•	our obligation to pay additional interest on the initial notes due to the failure to consummate the exchange offers by a prior date does not apply to the exchange notes.

Exchange Offers	We are offering to exchange up to $8,250,000,000 aggregate principal amount of our exchange notes for a like aggregate principal amount of our initial notes as follows:

•	Up to $1,000,000,000 of 2024 exchange notes for a like aggregate principal amount of 2024 initial notes;

•	Up to $1,500,000,000 of 2025 exchange notes for a like aggregate principal amount of 2025 initial notes;

•	Up to $1,750,000,000 of 2027 exchange notes for a like aggregate principal amount of 2027 initial notes;

•	Up to $1,250,000,000 of 2030 exchange notes for a like aggregate principal amount of 2030 initial notes;

•	Up to $1,750,000,000 of 2032 exchange notes for a like aggregate principal amount of 2032 initial notes; and

•	Up to $1,000,000,000 of 2052 exchange notes for a like aggregate principal amount of 2052 initial notes.

In order to exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn.

Expiration Date	Each exchange offer will expire at 5:00 p.m., New York City time, on June 7, 2023, unless extended.

Conditions to the Exchange Offers	We will complete each exchange offer only if:

•	there is no change in the laws and regulations which would impair our ability to proceed with such exchange offer,

•	there is no change in the current interpretation of the staff of the Securities and Exchange Commission (the “SEC”) permitting resales of the exchange notes for such exchange offer,

•

there is no stop order issued by the SEC which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the exchange notes for such exchange offer under the Trust Indenture Act of 1939,

•	there is no litigation or threatened litigation which would impair our ability to proceed with such exchange offer, and

•	we obtain all the governmental approvals we deem necessary to complete such exchange offer.

Please refer to the section in this prospectus entitled “The Exchange Offers—Conditions to the Exchange Offers.”

Procedures for Tendering Initial Notes	To participate in the exchange offers, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to The Bank of New York Mellon, as exchange agent, at its address indicated under “The Exchange Offers—Exchange Agent.” In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your initial notes, please refer to the section in this prospectus entitled “The Exchange Offers—Procedures for Tendering Initial Notes.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offers, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Withdrawal Rights	You may withdraw the tender of your initial notes pursuant to any of the exchange offers at any time before 5:00 p.m., New York City time, on the expiration date of such exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offers—Exchange Agent” before the expiration time of the applicable exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes	If all the conditions to the completion of an exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in such exchange offer on or before 5:00 p.m., New York City time, on the applicable expiration date. We will return any initial note that we do not accept for exchange to you without expense promptly after the applicable expiration date. We will deliver the exchange notes to you promptly after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offers—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.”

Federal Income Tax Considerations Relating to the Exchange Offers	Exchanging your initial notes for exchange notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled “Certain Material U.S. Federal Income Tax Considerations.”

Exchange Agent	The Bank of New York Mellon is serving as exchange agent in the exchange offers.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making the exchange offers solely to satisfy our obligations under our registration rights agreement entered into in connection with the offering of the initial notes (the “registration rights agreement”). See “Use of Proceeds.”

Consequences to Holders Who Do Not Participate in the Exchange Offers	If you do not participate in the exchange offers:

•	except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act,

•

you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act, and

•	the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offers.

You will not be able to require us to register your initial notes under the Securities Act unless:

•	an initial purchaser requests us to register initial notes that are not eligible to be exchanged for exchange notes in the applicable exchange offer;

•	you are not eligible to participate in the exchange offers;

•

you may not resell the exchange notes you acquire in the exchange offers to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

•	you are a broker-dealer and hold initial notes that are part of an unsold allotment from the original sale of the initial notes.

In these cases, the registration rights agreement requires us to file a registration statement for a continuous offering in accordance with

Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act any initial notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled “The Exchange Offers—Your Failure to Participate in the Exchange Offers Will Have Adverse Consequences.”

Resales	It may be possible for you to resell the exchange notes issued in the exchange offers without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under “—Obligations of Broker-Dealers” below.

To tender your initial notes in the exchange offers and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

•	you are authorized to tender the initial notes and to acquire exchange notes, and that we will acquire good and unencumbered title thereto;

•	the exchange notes acquired by you are being acquired in the ordinary course of business;

•

you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes;

•

you are not an “affiliate,” as defined in Rule 405 under the Securities Act, of ours, or you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes; and

•

if you are a broker-dealer, initial notes to be exchanged were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

Please refer to the sections of this prospectus entitled “The Exchange Offers—Procedure for Tendering Initial Notes—Proper Execution and Delivery of Letters of Transmittal,” “Risk Factors—Risks Related to the Exchange Offers—Some persons who participate in the exchange offers must deliver a prospectus in connection with resales of the exchange notes” and “Plan of Distribution.”

Obligations of Broker-Dealers	If you are a broker-dealer (1) that receives exchange notes, you must acknowledge that you will deliver a prospectus in connection with any resales of the exchange notes, (2) who acquired the initial notes as a result of market making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes, or (3) who acquired the initial notes directly from the issuer in the initial offering and not as a result of market making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

Summary of Terms of the Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the notes. In this section, the terms “we” and “our” refer only to GE HealthCare Technologies Inc. and not any of its subsidiaries.

Issuer	GE HealthCare Technologies Inc., a Delaware corporation

Exchange Notes Offered	$8,250,000,000 aggregate principal amount of exchange notes, consisting of:

•	$1,000,000,000 of 2024 exchange notes;

•	$1,500,000,000 of 2025 exchange notes;

•	$1,750,000,000 of 2027 exchange notes;

•	$1,250,000,000 of 2030 exchange notes;

•	$1,750,000,000 of 2032 exchange notes; and

•	$1,000,000,000 of 2052 exchange notes.

No Guarantee	The initial notes are not, and the exchange notes will not be, guaranteed. Prior to the Spin-Off, the initial notes were initially guaranteed by GE, and upon consummation of the Spin-Off, the guarantee terminated automatically in accordance with its terms. GE no longer has any obligation with respect to the initial notes, and will not have any obligation with respect to the exchange notes.

Maturity Date	November 15, 2024, for the 2024 notes;

November 15, 2025, for the 2025 notes;

November 15, 2027, for the 2027 notes;

March 15, 2030, for the 2030 notes;

November 22, 2032, for the 2032 notes; and

November 22, 2052, for the 2052 notes.

Interest Rate	The 2024 notes bear interest at a rate of 5.550% per annum. Interest on the notes will be payable in cash.

The 2025 notes bear interest at a rate of 5.600% per annum. Interest on the notes will be payable in cash.

The 2027 notes bear interest at a rate of 5.650% per annum. Interest on the notes will be payable in cash.

The 2030 notes bear interest at a rate of 5.857% per annum. Interest on the notes will be payable in cash.

The 2032 notes bear interest at a rate of 5.905% per annum. Interest on the notes will be payable in cash.

The 2052 notes bear interest at a rate of 6.377% per annum. Interest on the notes will be payable in cash.

Interest Payment Dates	May 15 and November 15 of each year, commencing May 15, 2023, for the 2024 notes.

May 15 and November 15 of each year, commencing May 15, 2023, for the 2025 notes.

May 15 and November 15 of each year, commencing May 15, 2023, for the 2027 notes.

March 15 and September 15 of each year, commencing March 15, 2023, for the 2030 notes.

May 22 and November 22 of each year, commencing May 22, 2023, for the 2032 notes.

May 22 and November 22 of each year, commencing May 22, 2023, for the 2052 notes.

Ranking	The notes are our senior unsecured obligations and:

•	rank pari passu in right of payment to all of our other senior unsecured indebtedness;

•	be senior in right of payment to our subordinated indebtedness;

•	be effectively subordinated to all of our secured indebtedness to the extent of the value of the property or assets securing such indebtedness; and

•	be structurally subordinated to all obligations of our subsidiaries (including secured and unsecured obligations).

As of March 31, 2023, we had approximately $10.283 billion face value, of outstanding long-term indebtedness, including $2.0 billion of outstanding indebtedness under our Term Loan Facility. Additionally, GE HealthCare has $3.5 billion of availability under our Revolving Credit Facilities. See “Description of Other Indebtedness.”

See “Description of Notes—Ranking.”

Optional Redemption

The 2030 notes, the 2032 notes, and the 2052 notes will not be redeemable prior to November 22, 2027. We may redeem the 2024 notes, the 2025 notes, and the 2027 notes at any time prior to the applicable Par Call Date (as defined herein) of such series and the 2030 notes, 2032 notes, and the 2052 notes on or after November 22, 2027 and prior to the applicable Par Call Date of such series, in each case, from time to time, in whole or in part, at our election, at the applicable redemption price, plus accrued but unpaid interest on the principal amount being redeemed to, but excluding the redemption date. On or after the applicable Par Call Date, we may redeem the notes of a series, in each case, from time to time, in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the notes of such series to be redeemed, plus accrued but unpaid interest on the principal amount being redeemed to, but not including, the redemption date. See “Description of Notes—Optional Redemption.”

Change of Control Repurchase Event	If we experience a Change of Control Repurchase Event (as defined below), each holder may require us to repurchase some or all of our notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. See “Description of Notes—Purchase of Notes upon a Change of Control Repurchase Event.”

Absence of a Public Market for the Exchange Notes	The exchange notes are new securities for which there is no established market. We cannot assure you that a market for these exchange notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled “Risk Factors—Risks Related to the Notes—There is no established trading market for the exchange notes.”

Book-Entry Form and Denomination	The exchange notes of each series will be offered in book-entry form through the facilities of The Depository Trust Company in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof. See “Description of Notes—Book-Entry; Delivery and Form.”

Exchange Listing	None.

Trustee	The Bank of New York Mellon.

Governing Law	The indenture is, and the exchange notes will be, governed by and construed in accordance with the laws of the State of New York.

Risk Factors	You should consider all of the information contained in this prospectus. In particular, you should consider the risks described under “Risk Factors” in this prospectus.

Summary Historical and Unaudited Pro Forma Condensed Consolidated and Combined Financial Information

The following summary financial data reflects the combined operations of GE HealthCare. The summary historical and unaudited pro forma condensed consolidated and combined financial data shown below should be read in conjunction with the sections herein entitled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated and Combined Financial Statements,” and “Certain Relationships and Related Person Transactions” as well as our consolidated and combined financial statements and the corresponding notes included elsewhere in this prospectus. For factors that could cause actual results to differ materially from those presented in the summary historical and pro forma condensed consolidated and combined financial data, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

We derived the summary historical combined financial information for each of the fiscal years in the three year period ended December 31, 2022, from our combined financial statements and for each of the three months ended March 31, 2023 and 2022 from our unaudited condensed consolidated and combined financial statements, which are included elsewhere in this prospectus.

The summary unaudited pro forma condensed combined financial information for the year ended December 31, 2022, has been derived from our unaudited pro forma condensed combined financial information, which is included elsewhere in this prospectus.

	Pro Forma	Historical
	Year ended December 31	Three months ended March 31		Years ended December 31
($ in millions)	2022	2023	2022	2022	2021	2020
Total revenues	$18,341	$4,707	$4,343	$18,341	$17,585	$17,164
Cost of revenues	11,162	2,816	2,665	11,162	10,411	10,397

Gross profit	7,179	1,891	1,678	7,179	7,174	6,767

Selling, general and administrative	3,771	1,062	931	3,631	3,563	3,237
Research and development	1,026	270	238	1,026	816	810

Total operating expenses	4,797	1,332	1,169	4,657	4,379	4,047

Operating income	2,382	559	509	2,522	2,795	2,720

Net income attributable to GE HealthCare	$1,445	$372	$389	$1,916	$2,247	$13,846
Cash from (used for) operating activities—continuing operations	n/a	$468	$468	$2,134	$1,607	$2,618

RISK FACTORS

Investing in the notes involves risks. Prior to making a decision about investing in the notes, you should carefully consider the risks described below and all other information contained in this prospectus. The risks and uncertainties described below are not the only ones facing GE HealthCare. Additional risks and uncertainties not currently known to us or that we currently consider immaterial may also adversely affect us. If any of the events underlying the following risks occurs, our business, financial condition or results of operations could be materially harmed.

Risks Related to Our Business and Our Industry

Risks Relating to Our Operations

We operate in highly competitive markets, competition may increase in the future, and our industry may be disrupted, requiring us to lower prices or resulting in a loss of market share.

Healthcare markets are characterized by rapidly evolving technology, frequent introduction of new products, intense competition, and pricing pressure. We face substantial competition from international and domestic companies of all sizes; these competitors often differ across our businesses. Competition is primarily focused on cost effectiveness, price, service, product performance, and technological innovation. Our ability to compete successfully may be adversely affected by factors such as:

•	the introduction of new or more affordable products or product enhancements by competitors, including products that could substitute for our products;

•

the development of new technology, the application of known or unknown technology, advances in medicine, or new developments in the treatment or diagnosis of disease that transform our industry or render a product line obsolete;

•	competitors responding more quickly or effectively to new technology or changes in customer requirements and industry trends;

•	a failure to satisfy local market conditions, such as mandatory intellectual property transfers, protectionist measures, and other government policies supporting increased local competition;

•	the application of new or innovative business models to our industry;

•	the emergence of new market entrants, including those with innovative technology or substantial financial resources, such as startups or established technology companies;

•	a failure to maintain or expand relationships with existing customers or attract new customers;

•	cost of production or delivery, whether due to geographic location, currency fluctuations, taxes, duties, or otherwise, which may enable our competitors to offer greater discounts or lower prices;

•	the perception of our brand and image in the market;

•	the strengthening of independent service organizations (“ISOs”) and companies specializing in one or more of our operating segments or offerings;

•	a failure to successfully enter new geographic or adjacent product markets;

•	a failure to acquire or effectively integrate businesses and technologies that complement or expand our existing businesses;

•	changing regulatory standards, legal requirements, or enforcement rigor; or

•	consolidation among customers, suppliers, channel partners, or competitors.

The implementation of localization requirements and other government policies, driven by support of local industry, security of supply, and incentives for technological breakthroughs, could negatively affect our market share, business results, cash flows, and financial condition. In particular, we expect our Chinese competitors to continue to gain market share supported by Chinese government policies favorable to locally-based manufacturers.

Our industry-leading service organization allows us to deliver service offerings through an extensive network of field service engineers, global repair, and customer service centers. Increased competition from ISOs, third-party entities that specialize in the repair and maintenance of medical devices produced by original equipment manufacturers (“OEMs”), including us, and evolving regulatory and legislative policies could adversely impact our business and results of operations by driving down quality and price levels for services and repairs. In the United States and Europe, ISOs have been increasing pressure for greater access to OEM service tools, parts, documents, software updates, and training.

Our inability to obtain and maintain regulatory authorizations for and supply commercial quantities of our offerings as quickly and effectively as our competitors could limit market acceptance. Furthermore, our markets are continually evolving and thus revenues and income are difficult to forecast. Any of these competitive factors could adversely affect our pricing, margins, and market share and have a material adverse effect on our business, cash flows, financial condition, results of operations, or prospects.

Our business dealings involve third-party partners in various markets, and the actions or inactions of these third parties could adversely affect our business.

Our business dealings involve third-party partners such as distributors, dealers, wholesalers, packagers, resellers, agents, collaboration partners, and others. In turn, these parties may use sub-parties. Such dealings expose us to known and unknown risks, including risks related to economic, political, and regulatory environments; performance and quality control; business continuity in the event of termination; conflicts of interest; and legal and regulatory violations committed by these third parties or their sub-parties, which may not be subject to our control. These third parties may suffer or cause us to suffer commercial, financial, or reputational harm, or violate local laws or regulations, each of which may be outside of our control and could jeopardize our ability to continue doing business in these markets or cause our relationships to deteriorate. Any of the foregoing could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Our inability to complete strategic transactions or to successfully integrate acquisitions could adversely affect our business.

Our business strategy includes the acquisition of technologies and businesses that expand or complement our existing business. Successful growth through acquisitions depends upon our ability to identify suitable acquisition targets or assets, conduct due diligence, negotiate transactions on favorable terms, and ultimately complete such transactions and integrate the acquired target or asset successfully, and will be subject, in certain circumstances, to the consent of GE under the Tax Matters Agreement, as discussed in “—Risks Relating to Our Recent Spin-Off from GE.”

Acquisitions may expose us to significant risks and uncertainties, including:

•

competition for acquisition targets and assets, which may lead to substantial increases in purchase price or terms that are less attractive to us, including the use of our shares for payment of the purchase price;

•	dependence on external sources of capital, in particular to finance the purchase price of acquisitions;

•	rulings by certain antitrust or other regulatory bodies;

•	acquired companies’ previous failure to comply with applicable regulatory requirements;

•	failure to timely integrate acquired companies’ strategies, functions, and products into our own;

•	inability to produce products at increased scale or loss of previously available distribution channels;

•

heightened external scrutiny on acquired intellectual property rights, regulatory exclusivity periods, and confidentiality agreements, or lack of intellectual property rights for the acquired portfolio;

•	diversion of our management’s attention from existing operations to the acquisition and integration process;

•	a failure to accurately predict or to realize expected growth opportunities, cost savings, synergies, and market acceptance of acquired companies’ products;

•	a failure to identify significant non-compliant behaviors or practices by, or liabilities relating to, the acquisition target (or its agents) prior to acquisition;

•	successor liability imposed by regulators for actions by the target (or its agents) prior to acquisition;

•	expenses, delays, and difficulties in integrating acquired businesses into our existing businesses; and

•	difficulties in retaining key customers and personnel.

Various other assessments and assumptions regarding acquisition targets may prove to be incorrect, and actual developments may differ significantly from our expectations.

In addition, we also regularly evaluate a variety of potential strategic transactions, including equity method investments and other strategic alliances that could further our strategic business objectives. We may not successfully identify, complete, or manage the risks presented by these strategic transactions, including those outlined above. Equity investments, such as our investment in AliveCor, and other strategic alliances pose additional risks, as we could share ownership in both public and private companies and in some cases management responsibilities with one or more other parties whose objectives for the alliance may diverge from ours over time, who may not have the same priorities, strategies, or resources as we do, or whose interpretation of applicable policies may differ from our own.

The occurrence of any of the above in connection with any acquisition or strategic transaction could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Our inability to manage our supply chain or obtain supplies of components or raw materials has restricted, and could continue to restrict the manufacturing of products, cause delays in delivery, or significantly increase our costs.

We rely on the timely supply of components, products, services, and solutions. If suppliers fail to meet their delivery obligations, raise prices, or cease to supply to us, it may cause delays in deliveries to our customers or significantly increase our costs. If we lose suppliers, if their operations are substantially interrupted, if their prices increase significantly due to inflationary pressures, or if any of them fail to meet performance or quality specifications, we may be required to identify and qualify one or more replacement suppliers. This also may require us to redesign or modify our products to incorporate new components and obtain regulatory authorization, qualification, or certification of these redesigned or modified products. The COVID-19 pandemic has resulted, and may continue to result, in the inability of many of our suppliers to deliver components or raw materials on a timely basis. We anticipate these and other supply chain pressures across our business will continue to adversely affect our operations and financial performance for some period of time. Further, while we make efforts to diversify our suppliers, in many instances there may be a single source or sole supplier with no alternatives yet identified. Our dependence on such single or sole-source suppliers subjects us to possible risks of shortages, interruptions, and price fluctuations.

Disruptions or loss of any of our single or sole-source suppliers or capacity limitations of the suppliers for components could increase our costs, curtail growth opportunities, cause material delays, and adversely impact our business, financial results, and customer relationships. Supply chain interruptions or price increases in certain key countries, including China, could have a similar adverse effect on our business.

We rely upon supplies of certain raw materials, including helium, iodine, and rare earth minerals. Worldwide demand, availability, and pricing of these raw materials have been volatile, and we expect that to continue in the future. If supply of these materials is restricted or if prices increase, this could constrain our manufacturing of affected products, reduce our profit margins, or otherwise adversely affect our business results, cash flows, and financial condition.

The risks of disruption described above, including war, natural disasters, climate change-related physical and transitional risks, actual or threatened public health emergencies, or other business continuity events, could adversely affect our operations and limit our ability to meet our commitments to customers or significantly impact our financial results and condition.

We have replaced certain internal capabilities with outsourced products, services, or solutions. These processes may result in increased dependency on external suppliers. Failure of third-party suppliers to establish and comply with required quality management systems may also lead to withdrawals of our certifications or authorizations required for market access in certain jurisdictions. Such supplier failures may prevent us from meeting customer requirements in a timely manner, which could result in damages or other claims, order cancellations, loss of market share, and damage to our reputation. Shortages or delays could adversely affect our business. A general shortage of materials or components also poses the risk of unforeseeable fluctuations in prices and demand. Any of the above factors could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Any interruption in the operations of our manufacturing facilities may impair our ability to deliver products or provide services.

We are dependent on our global production and operating network to develop, manufacture, assemble, supply, and service our offerings. A work stoppage, labor shortage, or other production limitation, including import or export restrictions and transportation issues, among others, could occur at our manufacturing facilities and negatively impact our reputation and market position for several reasons, including as a result of regulatory enforcement actions, tight credit markets, or other financial distress, production constraints or difficulties, unscheduled downtimes, war, severe weather and natural disasters, fires and explosions, accidents, mechanical failures, unscheduled downtimes, pandemics, civil unrest, strikes, unpermitted releases of toxic or hazardous substances, other EH&S risks, sabotage, cybersecurity attacks, riots, or terrorist attacks.

Any significant event affecting one of our production or operating facilities may result in a disruption to our ability to supply customers, and standby capacity necessary for the reliable operation of the facility may not be sufficiently available. The impact of these risks is heightened if our production capacity is at or near full utilization (or if we lack alternative manufacturing sites) and could result in our inability to accept orders or deliver products in a timely manner. Additionally, significant capital investment to increase manufacturing capacity may be required to expand our business or meet increased demand for our products in the future. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We rely on third parties to perform logistics, transportation, and warehousing functions on our behalf, and disruptions at these logistics providers could adversely affect our business.

Third-party providers perform our warehousing, logistics, shipping, and transportation functions. If any of these logistics providers fails to honor a contractual relationship with us, suffers a business interruption, or experiences delays, disruptions, or quality control problems in its operations, including due to pandemics, regional conflicts, sanctions, geopolitical events, natural disasters, or extreme weather events, or if we have to change and qualify alternative providers for these services, shipments to our customers may be delayed. Increased costs and delays, including as a result of labor shortages, disruptions in transportation lines, international air freight capacity limitations, driver and truck capacity limitations in certain markets, airport and port congestion, and delays in customs processes, could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We have significant net liabilities with respect to our postretirement benefit plans, including increases in pension, healthcare, and life insurance benefits obligations, and the actual costs and related cash flows of these obligations could exceed current estimates.

Our total postretirement benefit plans’ net liabilities for our employees, our former employees, and certain legacy former employees unrelated to our core business and allocated to us by GE as part of the Separation of approximately $4,045 million. These net liabilities arise under multiple benefit plans and statutory obligations in various countries. Increases in pension, healthcare, and life insurance benefits obligations and costs can adversely affect our earnings, cash flows, and financial condition. In addition, there may be upward pressure on the cost of providing healthcare benefits to current and future retirees and there can be no assurance that the measures we have taken to control increases in these costs will succeed, which could have a material adverse effect on our business results, cash flows, and financial condition. Most of the liabilities arise under pension plans, including defined benefit pension plans, either funded (or partly funded) with plan assets or unfunded.

Our results of operations may be positively or negatively affected by the amount of income or expense we record for our defined benefit pension plans. U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) requires that we calculate income or expense for the plans using actuarial valuations, which reflect assumptions about financial markets, interest rates, discount rate, and the expected long-term rate of return on plan assets. We are also required to make an annual measurement of plan assets and liabilities, which may result in a significant reduction or increase in equity. The factors that impact our pension calculations are subject to changes in key economic indicators, and future decreases in the discount rate or low returns on plan assets can increase our funding obligations and adversely impact our financial results and financial conditions. In addition, although U.S. GAAP expense and pension funding contributions are not directly related, key economic factors that affect U.S. GAAP expense would also likely affect the amount of cash we would be required to contribute to pension plans under the Employee Retirement Income Security Act of 1974 (“ERISA”). Failure to achieve expected returns on plan assets driven by various factors, including sustained market volatility, could also result in an increase in the amount of cash we would be required to contribute to pension plans.

The defined benefit obligation is determined by actuarial assumptions such as the rate of compensation increase or pension progression rate and biometric factors (such as participant mortality), as well as the discount rate applied. The basis for determining the discount rate is in principle the yield on high-quality corporate bonds. A change of the discount rate and changes of the assessments of market yields used, respectively, may result in significant changes to the defined benefit obligation. Differences between actual experience and the predicted actuarial assumptions, discount rates, and investment performance on plan assets can affect defined benefit plan liabilities.

Certain liabilities are unrelated to our core business. For example, our liabilities include pension, healthcare, and life insurance benefits previously granted to GE employees, including our employees, our former employees, and certain other legacy former employees unrelated to our core business and allocated to us by GE based on its estimates and assumptions with respect to the scope, probability, and magnitude of these liabilities. Such estimates and assumptions involve complex judgments which are difficult to make. Actual developments may differ from estimates and assumptions, thereby resulting in an increase or decrease in our actual obligations for these liabilities. Changes in economic conditions, financial markets, investment performance, or legal conditions governing these liabilities can result in significant increases or decreases in the size of our actual obligations over time. Any of these factors and developments could have a material adverse effect on our business results, cash flows, financial condition, or prospects. Furthermore, accounting standards and legal conditions governing our pension obligations are subject to changes in applicable legislation, regulations, or case law. We cannot provide any assurance that we will not incur new or more extensive pension obligations in the future due to such changes.

Any of these factors and developments could have a material adverse effect on our business results, cash flows, financial condition, or prospects. For a discussion regarding how our financial statements have been and can be affected by our pension and healthcare benefit obligations, see Note 10, “Postretirement Benefit Plans” to the combined financial statements and Note 9, “Postretirement Benefit Plans” to the unaudited condensed consolidated and combined financial statements included elsewhere in this prospectus.

If we are unable to attract or retain key personnel and qualified employees, or maintain relations with our employees, unions, and other employee representatives, it could adversely affect our business.

There is substantial competition for key personnel, senior management, and qualified employees in the healthcare industry, and we may face increased competition for such a highly qualified scientific, technical, clinical, and management workforce in a highly competitive environment. There can be no assurance that we will be successful in retaining existing personnel or recruiting new personnel.

Certain of our employees in the United States and elsewhere are covered by collective bargaining agreements. These agreements typically contain provisions regarding the general working conditions of our employees, including provisions that could affect our ability to restructure our operations, close facilities, or reduce our number of employees. We may not be able to extend existing collective bargaining agreements or, upon the expiration of such agreements, negotiate such agreements in a favorable and timely manner or without work stoppages, strikes, or similar actions.

The loss of one or more key employees, our inability to attract or develop additional qualified employees, any delay in hiring key personnel, any deterioration of the relationships with our employees, unions, and other employee representatives, or any material work stoppage, strike, or similar action could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

The global COVID-19 pandemic has had and may continue to have a material adverse impact on our business, as well as on the operations and financial performance of some of the customers and suppliers in industries that we serve.

Some of our operations and financial performance since early 2020 have been negatively impacted by the COVID-19 pandemic that has caused, and may continue to cause, a slowdown of economic activity (including volatility in demand for our products, services, and solutions), disruptions in global supply chains, and significant volatility in financial markets. As the COVID-19 pandemic continues to affect economic activity globally or in various regions, the extent to which this will adversely impact our future operations and financial performance is uncertain. Across all of our businesses, we have experienced and expect to continue to experience operational challenges from the need to protect employee health and safety; site shutdowns; workplace disruptions; restrictions on the movement of people, raw materials, and goods (both at our own facilities and at those of our customers and suppliers); global supply chain disruptions; and price inflation. We also have experienced, and may continue to experience, unpredictable demand for our products, services, and solutions; customer requests for potential payment deferrals or other contract modifications; supply chain under-liquidation; delays of deliveries and the achievement of other billing milestones; delays or cancellations of new projects and related down payments; and other factors related, directly and indirectly, to the COVID-19 pandemic’s effects on our customers that adversely impact our businesses.

The ultimate impact of the COVID-19 pandemic on our operations and financial performance depends on many factors that are not within our control, including, but not limited to: the severity and duration of the pandemic; the impact of coronavirus variants and resurgences; governmental, business, and individuals’ actions in response to the pandemic; the impact of the pandemic on global and regional economies, travel, and economic activity; the development, availability, and public acceptance of effective treatments or vaccines; our employees’ compliance with vaccine mandates that may apply in various jurisdictions; the availability of federal, state, local, or non-U.S. funding programs; global economic conditions and levels of economic growth; and the pace and extent of the ultimate recovery from the COVID-19 pandemic. A number of accounting estimates that we make have been and will continue to be affected by the COVID-19 pandemic and uncertainties related to these and other factors, and our accounting estimates and assumptions may change over time in response to COVID-19 (see Note 2, “Summary of Significant Accounting Policies” to the combined financial statements and Note 1, “Organization and Basis of Presentation” to the unaudited condensed consolidated and combined financial statements included elsewhere in this prospectus). As the COVID-19 pandemic continues to adversely affect our operating and financial results, it may also have the effect of heightening many of the other risk factors described below.

Risks Relating to Technology and Intellectual Property

Our research and development efforts may not succeed in developing commercially successful products and technologies, which could adversely affect our business.

To remain competitive, we must continue to launch new products, services, and solutions, requiring substantial investment in R&D. If we cannot successfully introduce new offerings that address the needs of our customers, our offerings may become obsolete, and business results, cash flows, and financial condition could suffer.

Many of our offerings have lengthy development and commercialization cycles. Promising new products, services, and solutions may fail to reach the market or may only have limited commercial success because of safety or efficacy concerns, failure to achieve positive outcomes, inability to obtain necessary regulatory authorizations, or third-party reimbursement decisions. Additionally, new offerings may be quickly rendered obsolete by changing customer preferences, changing industry standards, or competitors’ innovations or reverse engineering efforts. It is uncertain when or whether our products, services, or solutions currently under development will be launched or will be commercially successful. Any of these developments may have a material adverse effect on our business results, cash flows, financial condition, and prospects.

We may be unable to obtain, maintain, protect, or effectively enforce our intellectual property rights.

We place considerable emphasis on obtaining, maintaining, and using our intellectual property to support our business strategy. We pursue intellectual property protection in key jurisdictions to protect our R&D investment and limit the risk of infringing third-party intellectual property rights. However, we cannot assure that our means of obtaining, maintaining, and enforcing our intellectual property rights will be adequate to maintain a competitive advantage.

The laws of many jurisdictions may not protect our intellectual property rights or provide an adequate forum to effectively address situations where our intellectual property rights have been compromised. Furthermore, protecting against the unauthorized use of proprietary technology is difficult and expensive and we may need to litigate with third parties to enforce or defend patents issued to us or to determine the enforceability and validity of our proprietary rights or those of others. Determining whether an offering infringes, misappropriates, or otherwise violates a third party’s intellectual property rights involves complex legal and factual issues, and the outcome of this type of litigation is often uncertain and inconsistent. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business.

From time to time, we receive notices from third parties asserting infringement, misappropriation, or violation of their intellectual property rights. We are also subject to lawsuits alleging infringement, misappropriation, or other violation of third-party intellectual property rights. When such claims are asserted against us (or to avoid such claims), we may seek to license the third party’s intellectual property rights, which may be costly. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we are unable to obtain an adequate license, we may be subject to lawsuits seeking damages or an injunction against the manufacture, import, marketing, sale, or operation of our offerings or against the operation of our business as presently conducted. We do not maintain insurance for claims or litigation involving the infringement, misappropriation, or other violation of intellectual property rights. Regardless of the merits or outcome, the resolution of any intellectual property dispute could require significant financial and management resources.

Adverse judicial rulings or our entry into any license or settlement agreement in connection with third-party claims could affect our ability to compete and have a material adverse effect on our business results, cash flows, financial condition, or prospects. Our agreements with our customers and other third parties typically include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of intellectual property claims. We may not always be successful in limiting our liability with respect to such obligations and could become subject to large indemnity payments or damages claims from contractual breach, which could harm our business results, cash flows, financial condition, or prospects.

Furthermore, protecting confidential information and trade secrets can be difficult and, even if a successful enforcement action is brought, such action may not be effective in protecting our intellectual property rights. Additionally, the increased sharing of our data with third parties as a result of right-to-repair legislation could increase the risk of loss or damage to our intellectual property. If we cannot adequately obtain, maintain, protect, or enforce our intellectual property rights, our competitors may be able to compete more successfully against us, which could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We may not receive protection for pending or future applications relating to intellectual property rights owned by or licensed to us and the claims allowed under any issued intellectual property rights may not be sufficiently broad to protect our products, services, solutions, and any associated trademarks. Products sold by our competitors may infringe, misappropriate, or otherwise violate intellectual property rights owned or licensed by us. Any issued intellectual property rights owned by or licensed to us may be challenged, invalidated, held unenforceable, or circumvented in litigation or other proceedings, and these limited intellectual property rights may not provide us with effective competitive advantages. Intellectual property rights may also be unavailable, limited, unenforceable, or practically unenforceable in some countries, and some governments may require us to transfer our intellectual property rights to local entities to do business in the jurisdiction, either of which could make it easier for competitors to capture increased market position and compete with us. We may also incur substantial costs to protect ourselves in litigation or other proceedings involving the validity and enforceability of our intellectual property rights. If claims against us are successful, we could lose valuable intellectual property rights. An unfavorable outcome in any such litigation could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We do not own the GE trademark or logo, and we entered into a Trademark License Agreement with GE in connection with the Spin-Off, pursuant to which GE will grant us a license to use specified trademarks, which will include the GE Monogram and the “GE HealthCare” word mark for use in connection with certain of our products, services, and solutions, as well as the right to use the GE brand in connection with certain legal entity names within our corporate structure. GE owns and controls the GE brand, and the integrity and strength of the GE brand will depend in large part on the efforts and businesses of GE and other licensees of the GE brand and how the brand is used, promoted, and protected by them, which will be outside of our control. Furthermore, there are certain circumstances under which the Trademark License Agreement may be terminated. Termination of the Trademark License Agreement would eliminate our rights to use the specified trademarks granted to us under this agreement and may result in our having to negotiate a new or reinstated agreement with less favorable terms or cause us to lose our rights under the Trademark License Agreement, which would require us to change our corporate name and undergo significant rebranding efforts. These rebranding efforts may require significant resources and expenses and may affect our ability to attract and retain customers, all of which could have an adverse effect on our business results, cash flows, financial condition, or prospects.

Increased cybersecurity requirements, vulnerabilities, threats, and more sophisticated and targeted computer crimes pose a risk to our systems, networks, products, solutions, services, and data, as well as our reputation, which could adversely affect our business.

We manufacture and sell products that rely upon software and computer systems to operate properly and process and store confidential information. Our products often are connected to, and reside within, our customers’ information technology (“IT”) infrastructures. In some jurisdictions, we are expected to design our products to include appropriate cybersecurity protections, and regulatory authorities review such protections when granting marketing authorizations. While we seek to protect our products and IT systems from unauthorized access, these measures may not be effective, particularly because techniques used to obtain unauthorized access or to sabotage systems change frequently, increase in sophistication, and often are not recognized until launched against a target. These risks apply to our installed base of products, products we currently sell, new products we will introduce in the future, and older technology that we no longer sell or service but remains in use by customers. Additionally, we offer software, cloud, and edge products that are developed by, reside with, or are hosted by third-party providers. A cybersecurity breach of our systems or products, of our customers’ or service providers’ network security and systems, or of other third-party services could disrupt treatment being delivered to patients or interfere with our customers’ operations, and could lead to the loss of, damage to, or public disclosure of our employees’ and customers’ stored information, including personal data. Such an event could have serious negative consequences, including alleged customer or patient harm, obligations to notify enforcement authorities or users of our products, voluntary or forced recalls of or modifications to our products, regulatory actions, fines, penalties and damages, reduced demand for or use of our offerings by customers, harm to our reputation, and time-consuming and expensive litigation, any of which could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

IT helps us operate efficiently, support our customers, maintain financial accuracy, and produce our financial statements. There are increasingly large volumes of information, including patient data, being generated that need to be securely processed and stored by healthcare organizations. However, like most, if not all, multinational corporations, our IT systems have been subject to computer viruses, malicious code, unauthorized access, and other cyber-attacks. There has been an increase in the frequency and sophistication of the data security threats we and our service providers face. We may also be exposed to a more significant risk if such actions are taken by state or state-affiliated actors. The objectives of these cyber-attacks vary widely and may include, among other things, unauthorized access to personal, customer, or third-party information, disruptions of operations and the provision of services to customers, or theft of intellectual property or other sensitive assets or information belonging to us, our business partners, or customers. As such attacks become more effective, the risks in this area continue to grow. Although we have back-up systems in place, they may not be adequate in the event of a failure or interruption. We could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss, loss of customers, reputational damage, the loss of or damage to intellectual property or other proprietary information, litigation, investigation, and possible liability to employees, customers, suppliers, patients, and regulatory authorities as a result of a successful cyber-attack. Further, our ability to effectively plan, forecast, and execute our business plan and comply with applicable laws and regulations may be impaired by such cyber-attacks. Any of the above could have a material adverse effect on our business results, cash flows, financial condition, or prospects, and on the timeliness of reporting our operating results.

We rely on software, hardware, and other material components from a number of third parties to manufacture our products. If a material cyber incident impacting a supplier were to result in its prolonged inability to manufacture and/or ship such components, this could impact our ability to manufacture our products. In addition, third-party sourced software components, malicious code, or a critical vulnerability emerging within such software could expose our customers to increased cyber risk. From a cybersecurity perspective, for the former, we address these risks through our robust supplier cybersecurity assessment process though which suppliers are classified by risk, assessed and approved prior to onboarding (per standards including ISO 27001 and NIST 800-53) and, for critical suppliers, continuously monitored through the use of third-party services to identify fluctuations in security posture. For the latter, we address potential software vulnerability risks through robust pre-market verification, validation, and security testing (including both internal and industry-leading third-party security testing) and our post-market vulnerability management program with response service level agreements and safety risk integration, continuous vulnerability intake, assessment from relevant sources, coordinated vulnerability disclosure program, and customer security portal for vulnerability communication and related information. While we have undertaken these efforts to mitigate cybersecurity risks, these efforts may not prevent all incidents.

If we were to experience a significant cybersecurity breach of our information systems or data, the costs associated with the investigation, remediation, and potential notification of the breach to customers, regulators, and counterparties could be material. In addition, our remediation efforts may not be successful. We currently maintain data privacy and IT security insurance; however, such coverage may be inadequate. In addition, the market for such insurance continues to evolve and, in the future, our data privacy and IT security insurance coverage may be prohibitively expensive or not available on acceptable terms or in sufficient amounts, or at all.

We are subject to stringent privacy laws and information security policies and regulations.

Our products and systems receive, generate, and store significant volumes of sensitive information, such as employee, customer, patient, and other personal data. Moreover, our digital ecosystem, which is intended to provide our customers with greater access to a broad array of personal and sensitive information to improve delivery of care to their patients, heightens our risks associated with the protection of such information. We have legal and contractual obligations regarding the protection of confidential and personal information and the appropriate collection, use, retention, protection, disclosure, transfer, and other processing of such data. We are subject to various privacy law regimes in the different jurisdictions in which we operate, including comprehensive regulatory systems in Europe, Latin America, and Asia Pacific and sector-specific requirements in the United States. Certain international jurisdictions have enacted or are enacting data localization laws mandating that certain types of data collected in a particular jurisdiction be physically stored within that jurisdiction.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information and Technology for Economic and Clinical Health Act (collectively, “HIPAA”) establish privacy and security standards that limit the use and disclosure of individually identifiable health information (“protected health information” or “PHI”), require the implementation of safeguards to protect the privacy and security of PHI and ensure the confidentiality, integrity, and availability of electronic PHI, and require the provision of notice in the event of a breach of PHI. If we are unable to properly protect the privacy and security of PHI, we could face liability for breach of our contracts with our customers. Further, if we fail to comply with applicable HIPAA privacy and security standards, we could face civil and criminal penalties. In addition, there are also various state-level laws (e.g., the California Consumer Privacy Act), both enacted and proposed, that we must monitor for applicability and impact to our business and for which we must implement necessary controls and other requirements (if applicable).

In addition, we are subject to the laws and regulations of foreign jurisdictions including, without limitation, the General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”) in the European Union (the “EU”) and the United Kingdom (“U.K.”) data protection legislation (including the GDPR, as it forms part of the law of the U.K. by virtue of the European Union (Withdrawal) Act 2018 (the “U.K. GDPR”) and the U.K. Data Protection Act 2018 (the “U.K. Data Protection Act”)). The GDPR contains robust, direct obligations on data processors in addition to data controllers, heavier documentation requirements for company data protection compliance programs, and a prohibition on the transfer of personal data from the EU to other countries whose laws do not protect personal data to an adequate level of privacy or security (unless an approved cross-border transfer mechanism, such as binding corporate rules for personal data transfers is maintained). Data protection authorities have the power to impose substantial administrative fines for violations of the GDPR and the U.K.

GDPR. Such penalties are in addition to any civil litigation or damages from claims by data controllers, customers, and data subjects. If we fail to comply with the GDPR, the U.K. GDPR, and the U.K. Data Protection Act, we could face fines and penalties.

In China, we are subject to laws and regulations governing both the use and disclosure of confidential patient medical information that may become more restrictive in the future, including restrictions on transfer of healthcare data (e.g., China Personal Information Protection Law). In China, we are also subject to the Cyber Security Law of China and accompanying regulations (collectively, the “CS Law”), which designate healthcare as a priority area that is part of critical information infrastructure and has recently increased privacy protections. Some of our products may be required to comply with detailed standards or guidance documents on cybersecurity and privacy issued by various regulatory authorities. Should the privacy or cybersecurity regime in China become more stringent, we could be required to implement additional safeguards and systems, which could be costly and cause disruption to our business in China.

In addition, privacy laws and regulations in other regions of the world, such as Asia and Latin America, are becoming stricter and may potentially impose additional requirements on our business (e.g., Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoias)), and certain jurisdictions have implemented data localization laws which can be costly and operationally difficult to satisfy. We cannot be sure how these laws and regulations will be interpreted, enforced, or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations may be costly and require ongoing modifications to our policies, procedures, and systems. If we, or third parties, fail to adequately safeguard confidential personal data, or if such information or data are wrongfully used by us or by third parties, or disclosed to unauthorized persons or entities, such an event could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Our increasing focus on and investment in cloud, edge, AI, and software offerings presents risks to our business. We may not be successful in driving the successful global deployment and customer adoption of digital offerings characterized by digital applications and solutions.

A growing part of our business involves cloud, edge, and software solutions, and we are devoting significant resources to develop and deploy such strategies. Our success with these solutions will depend on the level of adoption of our offerings. We incur costs to develop cloud, edge, and software solutions and to build and maintain infrastructure to support cloud and edge computing offerings. Success with these solutions depends on execution in many areas, including:

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establishing and maintaining the utility, compatibility, and performance of our cloud, edge, and software solutions (including the reliability of our third-party software vendors, network, and cloud providers) on a growing array of medical devices, software, and equipment;

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continuing to enhance the attractiveness of our solutions to our customers in the face of increasing competition from a significant number of existing and new entrants in the market, while ensuring these solutions meet their reliability and security expectations; and

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ensuring these solutions meet regulatory requirements in a fast moving space disrupted by changing regulations around data and the need for innovation, including obtaining marketing authorizations when required.

It is uncertain whether our strategies will attract customers or generate revenue required to succeed in this highly competitive and rapidly changing, global market. We commit substantial efforts, funds, and other resources to R&D and IT infrastructure for our digital offerings, and the risk of failure is inherent. Even where our digital offerings satisfy applicable regulations and reimbursement policies, customers may not adopt them due to concerns about the security of personal data or the absence of digital infrastructure to support and effectively use the offerings, a hesitancy to embrace new technology, or for other reasons. We also may not effectively execute organizational and technical changes to accelerate innovation and execution. In a number of countries, certain cloud, edge, and software solutions are restricted areas of foreign investment. Collaborating with a domestic, qualified third party will increase the costs and may create uncertainties in such jurisdictions. The legality or validity of any collaboration may be challenged or subjected to scrutiny in such jurisdictions and the relevant governmental authorities have broad discretion in addressing such arrangements. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Cloud, edge, and software solutions in healthcare must comply with stringent regulations, including certification requirements, in many of the countries in which our customers are located, particularly in relation to obtaining, using, storing, and transferring personal data. Our software solutions must be compliant with applicable regulations in the country in question before we can launch our offerings. In some jurisdictions, we must obtain marketing authorizations before commercializing software solutions. Ensuring such regulatory compliance may take longer or cost more than expected or require that design changes be incorporated into our offerings. In addition, changes to reimbursement policies for digital healthcare offerings could potentially lead to delays and additional expense. The inability of customers to obtain adequate reimbursement from private and governmental third-party payers could adversely affect purchasing decisions and prices and cause our revenue and profitability to suffer.

We are building AI into many of our digital offerings, which presents risks and challenges that could affect its acceptance, including flawed AI algorithms, insufficient or biased datasets, unauthorized access to personal data, lack of acceptance from our customers, or failure to deliver positive outcomes. These deficiencies could undermine the decisions, predictions, or analysis AI applications produce, as well as their adoption, subjecting us to competitive harm, legal liability, regulatory actions, and reputational harm. In addition, some AI scenarios present ethical, privacy, or other social issues, risking reputational harm. We have safeguards designed to promote the ethical implementation of AI but these safeguards may not be sufficient to protect us against negative outcomes. Furthermore, we contract with numerous third parties to offer our digital content to customers as well as to assist with the development of their own software applications and services, and our reliance on access to these third parties’ healthcare digital applications, which may not continue to be available to us on commercially reasonable terms, or at all, could impact our ability to offer a wide variety of our own digital offerings at reasonable prices with acceptable usage tools, or continue to expand our geographic reach. The occurrence of any of the above could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Legal Risks

The failure to comply with the FCPA and similar anti-corruption and anti-bribery laws globally has resulted and could continue to result in civil or criminal sanctions and adversely affect our business.

The FCPA, the U.K. Bribery Act of 2010 (“UKBA”), and similar anti-corruption and anti-bribery laws in other jurisdictions generally prohibit companies from offering and making corrupt payments to or otherwise engaging in bribery of government officials. We operate in many parts of the world that have experienced elevated levels of public sector corruption. Because of the predominance of government-sponsored healthcare systems around the world, many of our customer relationships outside of the United States are with governmental entities, the employees of which may be considered government officials under such laws. Many anti-corruption laws, such as the UKBA, also prohibit bribery of private sector individuals, and thus extend far beyond interactions with government officials. We also are subject to the FCPA’s accounting provisions, which require us to keep accurate books and records and to maintain an adequate system of internal accounting controls sufficient to provide reasonable assurances of management’s control, authority, and responsibility over our assets. Non-U.S. companies, including some of our competitors, may not be subject to the provisions of the FCPA. If these competitors engage in corrupt practices, they may gain a business advantage.

Global enforcement of anti-corruption laws has increased substantially in recent years, with more frequent voluntary self-disclosure by companies, aggressive investigations (including coordinated investigations across countries and governmental authorities) and enforcement proceedings by U.S. and non-U.S. governmental agencies, and assessment of significant civil and criminal fines, penalties, and other sanctions against companies and individuals. Companies in the healthcare sector have been a particular focus of government enforcement in recent years. We also face the risk of unauthorized payments, offers of payments or requests for payments being made by our employees, intermediaries, channel partners and their sub-parties, customers or customer representatives, consultants, or other representatives. We may face liability under anti-corruption laws based upon the actions or inactions of these parties even when they are not subject to our control and/or are not contractually bound to us. We may also face liability from employee misconduct, such as fraud, which cannot always be deterred or prevented. Enforcement of anti-corruption laws in the healthcare industry in recent years has focused on international operations, particularly in countries such as China, Brazil, Mexico, and Russia. China’s anti-corruption agency, the National Supervisory Commission, has the power to investigate government officials and individuals employed by state-owned entities and public institutions and to collect evidence (including from private companies and individuals), seize assets, and recommend cases for prosecution. In recent years, the Chinese judicial branch has publicly disclosed an increasing number of judgments against government officials and others found to have engaged in corruption and other misconduct across many industries; certain of these judgments contain references that identify some of our products, employees, and channel partners. We review these judgments and other concerns we identify and conduct internal inquiries where appropriate. Additionally, 2018 amendments to China’s Anti-Unfair Competition Law revised the definition of commercial bribery to include conduct “seeking transaction opportunities or competitive advantage.” Consequences for violations include civil, administrative, and criminal penalties for businesses that commit acts of unfair competition (including commercial bribery).

It is our policy to develop and implement safeguards and to educate our employees and certain third parties concerning these legal requirements and to prohibit improper practices. However, our existing safeguards and any future improvements may not always be effective, and employees or certain third parties may engage in conduct for which we may be held responsible or suffer reputational harm.

Any alleged or actual violations of these laws or regulations may subject us to government scrutiny, criminal, civil or administrative sanctions, stockholder lawsuits, reputational damage, and other liabilities. In some instances, we make self-disclosures to relevant authorities who may pursue or decline to pursue enforcement proceedings against us. A violation of certain anti-corruption laws could result in exclusion from government healthcare programs. In addition, governmental entities may seek to hold us liable for violations committed by any companies in which we invest or that we may acquire. The costs associated with the investigation, remediation, and potential notification of any violation to customers, regulators, and counterparties could be material. Any of the foregoing could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We are subject to anti-kickback and false claims laws and failure to comply with these laws could adversely affect our business.

The commercial practices of companies selling medical devices, pharmaceutical products and related services, and other arrangements with customers are generally subject to various U.S. federal, U.S. state, and foreign healthcare laws intended to prevent fraud and abuse in the healthcare industry and protect the integrity of government healthcare programs. These laws include anti-kickback laws and false claims laws. Anti-kickback laws, such as the U.S. Anti-Kickback Statute (“AKS”), generally prohibit anyone from soliciting, offering, receiving, or paying any remuneration to generate or reward business, including the purchase of a particular product or service for which payment may be made under a federal healthcare program. The U.S. Department of Justice has interpreted the AKS to cover any arrangement where one purpose of the remuneration is to induce or reward referrals of products or services reimbursable under U.S. federal healthcare programs. False claims laws generally prohibit anyone from knowingly presenting, or causing to be presented, any claims for payment for goods or services to third-party payers that are false or fraudulent. Claims generated as a result of kickbacks may be treated as false or fraudulent. In the U.S., the False Claims Act (“FCA”) imposes civil liability on any person or entity that submits, or causes the submission of, a false or fraudulent claim to the U.S. government. The FCA also allows a private individual or entity with knowledge of past or present fraud against the federal government to sue on behalf of the government to recover civil penalties and treble damages. In certain cases, manufacturers have entered criminal and civil settlements with the federal government under which they entered into plea agreements, paid substantial monetary amounts, and entered into corporate integrity agreements that require, among other things, substantial ongoing reporting, monitoring, and other remedial actions.

We often enter complex contractual research agreements, collaborations, and similar arrangements with our customers and other healthcare professionals. These arrangements may result in transfers of value from us to our customers and other healthcare professionals (and vice versa), which require appropriate implementation to ensure compliance with anti-kickback and false claims laws and regulations. While we have policies and procedures in place to comply with these laws and regulations, a failure by any of our employees or agents to abide by such policies and procedures could result in potential criminal or civil penalties and damages against us, which may include treble damages, fines, or penalties under the FCA. Addressing such claims could generate significant expenses and take up significant management time, even if such claims are without merit.

If we are not successful in defending ourselves, violations of fraud and abuse laws could have a significant impact on our business, including the potential imposition of civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, individual imprisonment, possible exclusion from participation in certain government healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations. The U.S. federal government, various states, and certain foreign governments have also enacted other laws to regulate the sales and marketing practices of companies selling medical devices, pharmaceutical products, and related services. These laws and regulations generally define permissible and impermissible financial interactions between manufacturers or service providers and healthcare providers, require disclosure to the government and public of such interactions, and require the adoption of compliance standards or programs. Individual U.S. states have become active in seeking to regulate the marketing of medical devices, pharmaceutical products, and related services under state consumer protection and false advertising laws. Other laws require disclosure of certain interactions with, or payments to, healthcare providers (e.g., U.S. Physician Payments Sunshine Act (“Sunshine Act”)). Given the evolving nature of these laws, their implementation, and increasing enforcement activity, compliance efforts can be resource-intensive and costly, and we could be subject to penalties and damages if the government finds deficiencies. The costs associated with the investigation, remediation, and potential notification of any violation to customers, regulators, and counterparties could be material. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We are subject to antitrust and competition laws that can result in sanctions and conditions on the way we conduct our business.

We are subject to antitrust and competition laws, which generally prohibit certain types of conduct deemed to be anti-competitive, including price fixing, bid rigging, cartel activities, price discrimination, market monopolization, tying arrangements, acquisitions of competitors, and other practices that have, or may have, an adverse effect on competition. Regulatory authorities may have authority to impose fines and sanctions or to require changes or impose conditions on the way we conduct business in connection with alleged non-compliance with applicable law. Under certain circumstances, violations of antitrust laws could result in suspension or debarment of our ability to contract with certain parties or complete certain transactions. In addition, an increasing number of jurisdictions also provide private rights of action for competitors or consumers to seek damages asserting claims of anti-competitive conduct. Increased government scrutiny of our actions or enforcement of private rights of action could adversely affect our business or damage our reputation. Conducting internal investigations or responding to audits or investigations by government agencies could be costly and time-consuming. An adverse outcome under any such investigation or audit could subject us to fines or criminal or other penalties, which could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

If we do not successfully manage our collaboration arrangements, licensing arrangements, joint ventures, or strategic alliances with third parties, we may not realize the expected benefits from such arrangements, which could adversely affect our business.

From time to time, we enter into collaborations, licensing arrangements, joint ventures, or strategic alliances with third parties to complement or augment our capabilities, including in R&D, product development, manufacturing, and marketing. Evaluating, appropriately structuring, negotiating, and implementing such arrangements may be a lengthy and complex process and must meet with applicable business, legal, and compliance requirements. Other companies may compete with us for these opportunities. As a result, we may not identify, secure, or complete such arrangements in a timely manner, on a cost-effective basis or on otherwise favorable terms, if at all.

We may not realize the expected benefits from these arrangements. We may not be able to exercise sole decision-making authority regarding any such collaboration, licensing arrangement, joint venture, or strategic alliance. This could create the risk of impasses on decisions, given that our partners in these arrangements may have economic or business interests that diverge from our interests. Conflicts may arise in these arrangements concerning the achievement of performance milestones or the interpretation of significant terms under any agreement (including financial obligations), termination rights, or the ownership or control of intellectual property developed during the arrangement. Our partners may suffer adverse commercial, financial, or legal circumstances that are outside of our control and may jeopardize their success, our partners may terminate their relationships with us, or breakdowns in these relationships may give rise to disputes. Given the potentially different interests of the parties involved, we could suffer delays in product development or other operational difficulties.

These arrangements may require us to incur non-recurring and other charges, increase expenditures, or disrupt our ordinary business activities. These arrangements may expose us to known and unknown risks, including unique risks with respect to the economic, political, and regulatory environment of any foreign entities with which we partner, quality control, and legal and regulatory violations committed by partners whose actions are outside of our control. See “—Risks Relating to Quality, Regulation, and Compliance.” Any of the foregoing could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We are subject to laws and regulations governing government contracts, public procurement, and government reimbursements in many jurisdictions, as to which the failure to comply could adversely affect our business.

We have agreements relating to the sale of our offerings to government entities around the world. Additionally, we are directly or indirectly subject to government policies governing reimbursement for healthcare procedures and services. As a result, we are subject to various statutes and regulations in a variety of jurisdictions that apply to companies doing business with the government. The laws governing government contracts can differ from the laws governing private contracts and government contracts may contain terms and conditions that are not applicable to private contracts or that expose us to higher levels of risk and potential liability than non-government contracts. Similarly, most jurisdictions have public procurement laws and reimbursement policies that set out rules and regulations for purchases and reimbursements by governmental entities. These jurisdictions may modify their laws, policies, rules, or regulations, or impose new requirements that could adversely affect our business. We are subject to investigation for non-compliance with the regulations governing government contracts, public procurement, and government reimbursements. A failure to comply with these regulations could result in suspension of these contracts, delayed or reduced payment, criminal, civil, or administrative penalties, contract termination, reputational harm that diminishes our ability to successfully compete for new government work, or debarment.

For contracts with the U.S. federal government, with certain exceptions, we must comply with the Federal Acquisition Regulation and applicable agency rules, the Procurement Integrity Act, the Buy American Act, and/or the Trade Agreements Act. Because the use of our products, services, and solutions is often reimbursed by the U.S. federal government through Medicare and Medicaid, we must comply with the AKS, the Sunshine Act, and the FCA. See “—We are subject to anti-kickback and false claims laws and failure to comply with these laws could adversely affect our business.” We must also comply with various other domestic and foreign government regulations and requirements as well as various statutes related to employment and labor practices, supply chain requirements, reporting and disclosure obligations, EH&S matters, recordkeeping, and accounting. Certain countries impose additional requirements on government suppliers as a prerequisite to doing business in the country. These can include, among other things, local headcount requirements, local manufacturing and supplier requirements, and technology or intellectual property transfers.

China has a government-run procurement system for public hospitals to obtain medical devices (mainly high value medical consumables) and drugs. The system for reimbursing the costs of these medical devices and drugs for patients is also set by the central and local governments. Medical device and drug distribution chains may be restricted in certain provinces by a policy that requires that at most two tax invoices may be issued throughout the distribution chain, which effectively prohibits sale of products through multi-layer distributors (even between wholly owned subsidiaries). The continued existence, and any expansion and tightening, of this policy, could present significant challenges for our relevant products to reach a larger geographic area in China. Failure to comply with this policy may preclude us from participating in the government-run procurement processes with public hospitals or result in our disqualification from engaging in respective medical device or product sales to public hospitals in a certain locality. These regulations and requirements affect how we transact business with our clients and, in some instances, impose additional costs and risks on our business operations for the relevant products.

Additionally, some governmental entities, including the U.S. federal government, can terminate contracts for their convenience or for our default. These governmental entities may also be subject to continued legislative funding approval. Early termination for convenience of one or more of our contracts, or a change in a government customer’s funding levels, could impact our expected revenues. See “—Demand for some of our products depends on capital spending policies of our customers and on government funding policies.” A termination for default of one or more of our contracts could subject us to penalties and damages resulting from the default, including costs for the governmental entity to reprocure the items under contract, in addition to other penalties previously listed.

The U.S. federal government could also invoke the Defense Production Act (“DPA”), requiring that we accept and prioritize contracts for materials deemed necessary for national defense, regardless of loss in revenue incurred on such contracts. In such circumstances, we may be required to reallocate time and resources away from our customers to fulfill U.S. federal government requests under the DPA. This could cause us to be unable to fulfill contractual obligations to non-U.S. federal government customers and harm long-term business relationships with our customers, suppliers, and channel partners, which could adversely affect our business.

We are also subject to government audits, investigations, and oversight proceedings. Efforts to ensure our business arrangements comply with applicable laws involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices do not comply with current or future laws and regulations. If any such actions are instituted against us, defense can be costly, time-consuming, and may require significant financial and personnel resources. If we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, individual imprisonment, possible exclusion from participation in certain government healthcare programs (including Medicare and Medicaid in the United States), contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations. In addition, any of our government contracts could be terminated or we could be suspended or debarred from all government contract work. We also possess dependencies on governments relative to workforce protocols and customs decisions due to events that are difficult to predict, such as pandemics and regional conflicts. Any of these risks could have a material adverse effect on our business, cash flows, financial condition, results of operations, or prospects.

Efforts by public and private payers to control the growth of healthcare costs may lead to lower reimbursements or increased utilization controls related to the use of our products by healthcare providers, which may affect the price of and demand for our products, services, or solutions.

Sales of many of our offerings directly or indirectly depend on the availability of reimbursement and the amount of reimbursement that our customers may seek from various third-party payers, including government programs, authorities, or agencies (e.g., Medicare and Medicaid in the United States), and private health plans. In general, employers and third-party payers, particularly in the United States, have become increasingly cost-conscious, with higher deductibles imposed in many medical plans. The imposition of higher deductibles tends to inhibit individuals from seeking the same level of medical treatments as they might seek if the costs were lower, particularly in the medical diagnostic portion of our business. Third-party payers have also increased utilization controls related to the use of our offerings by healthcare providers.

Without adequate support from third-party payers, the market for our offerings may be limited and adversely impacted. Governments and other payers may institute changes in healthcare delivery systems that reduce funding for services or encourage greater scrutiny of healthcare costs. The ability of customers to obtain appropriate reimbursement for our offerings from third-party payers is critical to the success of medical technology companies because it affects which offerings customers purchase and the prices they are willing to pay. Some countries impose drug price controls or reimbursement limitations for pharmaceutical products. Even if we develop promising new offerings, we may find limited demand for the offerings unless reimbursement approval is obtained from third-party payers. Further legislative or administrative reforms that impact reimbursements or pricing could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

In the United States, private third-party payers, although independent from Medicare, sometimes use portions of Medicare reimbursement policies and payment amounts in making their own reimbursement decisions. As a result, decisions by the Centers for Medicare and Medicaid Services (“CMS”) to reimburse for a diagnosis or treatment, or changes to Medicare’s reimbursement policies or reductions in payment amounts with respect to a diagnosis or treatment, sometimes extend to U.S. third-party payers’ reimbursement policies and amounts for that diagnosis or treatment. Decision-making by our U.S. customers is complicated by the uncertainty surrounding Medicare reimbursement rates for certain procedures. From time to time, CMS and third-party payers may review and modify the factors upon which they rely to determine appropriate levels of reimbursement for certain diagnoses or treatments. In China, government authorities control the inclusion or removal of drugs from the Essential Drug List and the National Reimbursement Drug List, which govern reimbursement under state-sponsored health plans. The removal or reclassification of our products on Chinese national or provincial lists can affect the reimbursement or reimbursement rate of our products in China. Any significant cuts in reimbursement rates or changes in reimbursement methodology or administration for procedures that use our offerings, or concerns or proposals regarding further cuts or changes in methodology or administration, could further increase uncertainty, adversely affect our customers’ decisions, reduce demand for our offerings, cause customers to cancel orders, and could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We are exposed to risks associated with product liability claims that have been and may be brought against us or as a result of the actions or inactions of our customers or third parties that are outside of our control.

We design, manufacture, sell, install, and service a wide range of products, including products and related services that are at the cutting edge of existing technologies and medical advances. Our products are used by healthcare providers to diagnose, monitor, and treat a wide range of medical conditions. We are required to comply with the highest quality standards in product manufacturing and quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving our offerings, and assuring the safety and efficacy of our products. As a result, our business exposes us to potential product liability claims. Customers or their patients may bring product liability claims if our products fail, or allegedly fail, to perform as expected or show a failure rate that is higher than expected, or the use of our products results, or is alleged to result, in bodily injury, death, or property damage. Claims may allege that our products cause or result in alleged new disease states. Even if these or similar claims are without merit, they can result in costly and time-consuming litigation. We may also be exposed to claims or regulatory action if our products do not conform or are alleged not to conform to applicable product or design specifications, labeling, or manufacturing requirements. Quality issues could result in warranty, guarantee, or other claims, including with respect to performance guarantees under service contracts. Even if such non-conformance has no actual impact on the quality of our products, we may be exposed to claims, regulatory actions, or negative press reports, or may be required to modify our products or their labeling, conduct a recall or take other actions, any of which could adversely affect our reputation or our relationships with customers and users of our products.

Because some of our products are involved in the intentional delivery of radiation to the human body and other situations where people may be exposed to radiation, including X-rays, the possibility for significant bodily injury or death exists for the intended or unintended recipient of the delivery. Our products are used to diagnose and treat acutely ill patients and at critical moments in the patient care continuum, and the failure (or alleged failure) of our products to perform as expected in such moments could compromise patient treatment, which, depending on the circumstances, could be life-threatening to patients.

Product and other liability actions, claims, or injunctions are subject to significant uncertainty and may be expensive, time-consuming, and disruptive to our operations. For these and other reasons, we may choose to settle product liability claims and other liability actions against us, regardless of their actual merit. If such action or injunction were finally determined adversely to us, it could result in significant damages and reputational harm, including the possibility of punitive damages, and our financial position could be adversely affected. Adverse publicity regarding patient outcomes, accidents, failure rates, misdiagnoses, and resulting mistreatments, even ones that do not involve our products, could result in additional regulation of our products or the healthcare industry in general, cause reputational harm and adversely affect our ability to promote, manufacture and sell our products, even if the claims against us are later shown to be unfounded or unsubstantiated.

Moreover, if our products gain a reputation for being unreliable, unsafe, or ineffective, our relationships with governmental authorities may be adversely affected, which could result in increased scrutiny by regulatory authorities. In addition, if one of our products is determined to be defective (whether due to design, labeling, or manufacturing defects or other reasons) or found to be so by a regulatory authority, we may be liable for damages or fines or be required to correct, remove, or recall the product or notify competent regulatory authorities. See “—Risks Relating to Quality, Regulation, and Compliance.” The adverse publicity resulting from a recall could damage our reputation and cause customers to review and possibly terminate their relationships with us, potentially beyond the product that was the subject of the action. A correction, removal, or recall could consume management and employee time, and adverse publicity, harm to our reputation, or increased regulatory scrutiny could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We maintain product liability insurance coverage, among other liability insurance coverage, which includes deductible amounts and self-insured retentions. Our insurance coverage may prove to be inadequate and future policies may not be available on acceptable terms or in sufficient amounts, if at all. If a material claim is successfully brought against us relating to a self-insured liability or a liability that is in excess of our insurance coverage, or for which insurance coverage is denied or limited, we could be required to pay substantial damages, which could have a material adverse effect on our business results, financial position, or prospects. Any litigation, investigation, or complaint and any adverse publicity surrounding such allegations or actions could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Moreover, we may face substantial liability to patients, customers, and others for damages resulting from the faulty, or allegedly faulty, design, manufacture, installation, servicing, support, testing, or interoperability of our products with other products, or their misuse or failure. Our products generally operate within our customers’ facilities and network systems. Human and other errors or accidents may occur during the operation of our products in complex environments, particularly where our products are used in conjunction with products from other vendors, where interoperability or data sharing protocols may result in unsatisfactory performance even though the equipment operates according to specifications. In addition, independent service organizations could fail to adequately perform their obligations or to properly service our products, which could subject us to further liability. We may also be subject to claims for property damage, economic loss, or bodily injury or death related to or resulting from the installation, servicing, and support of our products. Any accident, mistreatment, or related injury or death could cause us to incur legal costs, subject us to litigation, recall, or regulatory enforcement actions, or generate negative publicity and cause damage to our reputation, whether or not we or our products were at fault and could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We may become involved in litigation, arbitration, and governmental proceedings, including those stemming from third-party conduct beyond our control.

We are involved in, or threatened with, legal, arbitration, and governmental proceedings or investigations from time to time in the ordinary course of our business as well as heightened scrutiny in the healthcare industry, including disputes with employees, competitors, customers, suppliers, competition authorities, regulators and other authorities, purported whistle-blowers, or regulatory agencies concerning allegations of, among other things, breaches of contract, product liability, product defects, intellectual property infringement, logistics or manufacturing related topics, quality regulations, EH&S or employment issues, termination of business relationship, or alleged or suspected violations of applicable laws in various jurisdictions. The outcome of pending or potential future legal, arbitration, and governmental proceedings is difficult to predict, and excessive verdicts do occur. If such proceedings are determined adversely to us, we may be required to change our business practices or we may incur fines, penalties, or monetary losses, some of which may be significant or could disrupt the operation of our business. Exposure to litigation or other government action, whether directed at us, our customers, suppliers, or channel partners, or our or their respective business partners, could also result in the distraction of management resources and adversely affect our reputation, which could have a material adverse effect on our business results, cash flows, financial condition, or prospects. Like other companies in our industry, we are subject to investigations and extensive regulation by government agencies around the world. As a result, we have interactions with government agencies on an ongoing basis. Criminal charges and substantial fines or civil penalties, as well as limitations on our ability to conduct business in applicable jurisdictions, could result from government investigations. See Note 14, “Commitments, Guarantees, Product Warranties, and Other Loss Contingencies—Legal Matters” to the combined financial statements and Note 13, “Commitments, Guarantees, Product Warranties, and Other Loss Contingencies—Legal Matters” to the unaudited condensed consolidated and combined financial statements included elsewhere in this prospectus.

General Risks

Global geopolitical and economic instability as well as continuing uncertainties and challenging conditions in regional economies could adversely affect our business.

We generate the majority of our revenue outside the United States and our business is sensitive to global economic conditions. Slower global economic growth, actual or anticipated default on sovereign debt, volatility in the currency and credit markets, high levels of unemployment or underemployment, reduced levels of capital expenditures, changes or anticipation of potential changes in government fiscal, tax, import and export, and monetary policies, changes in capital requirements for financial institutions, government deficit reduction and budget negotiation dynamics, sequestration, austerity measures, and other challenges that affect the global economy could adversely affect us and our customers, suppliers, and channel partners. Economic instability could also cause renewed uncertainty in global markets and the investment climate to deteriorate.

Our business is affected by global geopolitical conditions. Future geopolitical factors that have the effect of reducing capital expenditures generally, and for healthcare products, services, or solutions, specifically, may negatively impact sales of our offerings and, as a result, make it more difficult for us to attract new customers, retain existing customers, or maintain sales at existing levels. In particular, the imposition of import and export restrictions and trade tariff developments have contributed to increased global economic uncertainty. In addition, the rise of economic nationalism could make it more difficult for us to attract new customers, retain existing customers, or maintain sales at existing levels in countries other than the U.S. Geopolitical and economic risks have increased over the past few years as a result of increasing trade tensions between the United States and China. Our operations expose us to the risk that increased trade protectionism from China or other nations may adversely affect our business. Any of these risks or the further deterioration of trade relations between countries could make our offerings more expensive or non-competitive in the affected countries. Growing tensions may also lead to a deglobalization of the world economy, a general reduction of international trade in goods and services, and a reduction in the integration of financial markets, any of which could materially and adversely affect our business results, cash flows, financial condition, or prospects.

Further risks stem from geopolitical tensions (such as in Cuba, Iran, Syria, Russia, and North Korea), the conflicts that may potentially arise, and economic sanctions imposed relating to such regions and persons included on sanctioned party lists. In particular, the conflict between Ukraine and Russia may negatively impact our revenue to the extent the conflict and the sanctions significantly impact our ability to sell products or services to customers in the affected regions or collect receivables from such customers. Given the nature of our products, we do not believe that the current sanctions and other measures imposed by the United States and other countries preclude us from conducting business in the region. However, these sanctions have made and will continue to make it more burdensome and costly to serve customers in these regions, and if the sanctions and other retaliatory measures imposed by the global community change, we may be required to cease or suspend our operations in the region or we may voluntarily elect to do so. We are continuously monitoring economic, political, and geopolitical developments to assess any potential future impact that may arise.

The impact of geopolitical and economic developments globally will depend on a number of factors, including the effectiveness of measures by central banks and financial authorities. Such developments may also result in or coincide with reduced budgets for capital equipment and services, particularly if it becomes more difficult for our customers to accurately forecast and plan future business activities. This, in turn, may cause our customers to reduce, delay, or abandon purchases of our offerings. An uncertain economic environment may also adversely affect our customers’ budgets and may result in pricing pressure, requests for extended warranty provisions, cancellation of service contracts, and could make it more difficult for us to collect outstanding receivables, especially in emerging markets. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Increasing attention to ESG matters, including EH&S matters, may impose additional costs on our business and expose us to new risks.

Companies across all industries are facing increasing scrutiny from investors, regulators, and other stakeholders related to their ESG commitments, performance, and disclosures, including related to climate change, diversity and inclusion, and governance standards. Investor advocacy groups, certain institutional investors, lenders, investment funds, and other influential investors are increasingly focused on companies’ ESG commitments, performance, and disclosures, and in recent years have placed increasing importance on social costs and related implications of their investments. Furthermore, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their respective approaches to ESG matters. Unfavorable ESG ratings may be used by investors, lenders, and customers to inform their investment, financing, or purchasing decisions, which could have a negative impact on our business.

There is also increased legal and regulatory focus on ESG commitments, performance, and disclosures both in the United States and around the world. Continuing political and social attention to these issues, particularly climate change, has resulted in both existing and pending international agreements and national, regional, or local legislation and regulatory requirements specific to ESG matters. We expect regulatory requirements related to

ESG matters to continue to expand globally, particularly in the United States and the European Union. A failure to adequately meet regulatory or stakeholder expectations may result in non-compliance, the loss of business, reputational impacts, diluted market valuation, an inability to attract customers, and an inability to attract and retain top talent. In addition, meeting future regulatory requirements or our adoption of certain voluntary or other ESG-related standards could necessitate additional investments that could impact our profitability.

We are also subject to international, national, state, and local laws, regulations, and industry and customer standards, including licensing and authorization requirements, related to EH&S matters. These EH&S laws, regulations, and standards apply to a broad range of activities across our whole product lifecycle and our entire global organization, including those related to (i) protection of the environment, protected species, and use of natural resources; (ii) occupational health, safety, and well-being; (iii) the use, handling, management, release, storage, transportation, remediation, and disposal of, and exposure to, hazardous waste (including biohazardous waste), radiochemical materials, and other hazardous or toxic materials; (iv) our products, including the use of certain chemicals in our products and production processes; (v) emissions to air and water; and (vi) climate change and greenhouse gas emissions. EH&S laws, regulations, and standards vary by jurisdiction and have become increasingly stringent over time. These requirements impose certain responsibilities on our business, including the obligation to install pollution control technologies and obtain and maintain various environmental permits, the cost of which may be substantial. They can also impose cleanup liabilities, including with respect to discontinued or predecessor operations or third-party waste disposal sites. In some jurisdictions we may increasingly be subject to climate change mitigation and adaptation regulation, tax, disclosure, and reporting requirements. If we fail to comply with these requirements, or fail to obtain or maintain a required permit, we could be subject to administrative, civil, or criminal fines and penalties, remediation costs, enforcement actions, the suspension or termination of our permits, licenses, and authorizations or operations, third-party claims, or other sanctions. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored, or disposed of by us or contained in our products. Strict, as well as joint and several, liability may be imposed on us under EH&S laws, which could render us liable for the conduct of others or for consequences of our own actions that were compliant with all applicable laws at the time those actions were taken. Insurance coverage from which we benefit as a named insured only covers a limited scope of potential liability under EH&S laws and regulations in the United States and Canada. In connection with certain acquisitions, we could acquire, or be required to provide indemnification against, EH&S liabilities that could expose us to material losses. The occurrence of any of the foregoing could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Our products and operations utilizing radioactive materials are subject to varying international, federal, state, and local regulation and must be conducted in accordance with a number of licenses and certifications. The handling and disposal of radioactive materials and wastes may impose significant requirements and costs, including with respect to the decommissioning of facilities handling radioactive materials. Disposal sites for the lawful disposal of materials or wastes associated with our products may be limited or non-existent, may no longer accept these materials in the future, or may accept them on unfavorable terms, which could adversely impact our operations.

The implementation of new or existing EH&S laws, regulations, and industry and customer standards, and any changes to them, which we cannot predict and which have historically become more stringent over time, could increase our costs. Administrative decisions, legal developments, or other governmental or judicial actions may influence the interpretation or enforcement of EH&S laws, regulations, and industry standards, and may thereby increase compliance or other costs. In addition, EH&S laws, regulations, and standards may also have an adverse impact on our ability to develop our products and to maintain our access to certain markets. EH&S laws and regulations enacted world-wide may require us to re-design products or production processes, or to cease using certain substances, leading to detrimental operational impacts and an increase in operating costs. Any of these risks or costs, and any future violations or liabilities under existing or future EH&S laws or regulations, could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Future material impairments in the value of our long-lived assets, including goodwill, could adversely affect our business.

We review our long-lived assets, including identifiable intangible assets, goodwill, and property, plant, and equipment (“PP&E”), for impairment at least annually. All long-lived assets are reviewed when there is an indication that impairment may have occurred. Changes in market conditions or other changes in the outlook of value may lead to impairment charges in the future. In addition, we may sell assets that we determine are not critical to our strategy. Future events or decisions may lead to asset impairments or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction, or other factors relating to the overall business environment. Material impairment charges could negatively affect our results of operations.

Changes in foreign currency exchange rates and interest rates could adversely affect our business.

We generate the majority of our revenue outside of the United States. Fluctuations in the value of foreign currencies relative to the U.S. dollar could adversely affect our financial results. As of the year ended December 31, 2022, our largest currency exposures are the European euro, Chinese renminbi, and Japanese yen. Sales and expenses of our non-U.S. businesses are translated into U.S. dollars for reporting purposes and fluctuations of foreign currency against the U.S. dollar impact U.S. dollar denominated earnings. In addition, our assets and liabilities denominated in foreign currencies can also be impacted by foreign currency exchange rates against the U.S. dollar, which could result in exchange gain or loss from revaluation. We also face exchange rate risk from our investments in subsidiaries owned and operated in foreign countries. The effectiveness of cash flow and balance sheet hedging programs intended to mitigate currency exposures related to earnings cannot be reliably predicted given the uncertainty of changes in foreign exchange risks. Therefore, our financial results may adversely be affected by fluctuations in foreign currency exchange risks. Furthermore, foreign exchange hedging activities bear a financial cost, do not offer permanent or comprehensive protection, and may not always be available or we might not be successful in completely mitigating such exposures.

We are also exposed to changes in interest rates, which primarily impact our borrowings and our cash investments. We manage interest expense using a mixture of fixed-rate and variable-rate debt. As part of our 2022 funding actions, we incurred $8,250 million of fixed-rate debt as of December 31, 2022. A change in interest rates could impact the fair value of this debt and may indirectly impact our earnings or our cash flow. On January 3, 2023, we completed a $2,000 million drawdown on the Term Loan facility, which carries a variable interest rate. As a result, the primary direct interest rate exposure on our earnings and cash flow arises from the Term Loan facility, which currently comprises approximately 20% of our total debt obligations. We began operations as an independent company with approximately $1,800 million of cash, cash equivalents, and restricted cash, which are invested in short-term investments that generate income based on a variable interest rate. Changes in interest rates also impact our earnings and cash flow generated from these investments, which could ultimately have a negative impact on our financial results and prospects.

Changes in accounting standards and subjective assumptions, estimates, and judgments by management related to complex accounting matters could significantly affect our financial results or financial condition.

U.S. GAAP and related accounting pronouncements, implementation guidelines, and interpretations regarding a wide range of matters relevant to our business, including revenue recognition, business combination related measurements, pensions, and taxes, are highly complex and involve many subjective assumptions, estimates, and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates, or judgments could significantly change our reported or expected financial performance or financial condition.

Risks Relating to Taxation

Changes in applicable tax laws and regulations could adversely affect our business.

We are subject to income and other non-income taxes (including sales, excise, and value-added) in the United States and foreign jurisdictions. Thus, the tax treatment of transactions executed by our company is subject to changes in tax laws or regulations, tax treaties, or positions by the relevant authority regarding the application, administration, or interpretation of these tax laws and regulations. These factors, together with the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, and uncertainties regarding the geographic mix of earnings in any period, can affect our estimates of our effective tax rate and income tax assets and liabilities, result in changes in our estimates and accruals, and have a material adverse effect on our business results, cash flows, or financial condition. We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business, however, such changes could potentially result in higher tax expense and payments, along with increasing the complexity, burden, and cost of compliance.

Our tax burden could increase as a result of ongoing or future tax audits.

We are subject to periodic tax audits by tax authorities. Tax authorities may not agree with our interpretation of applicable tax laws and regulations. As a result, such tax authorities may assess additional tax, interest, and penalties. We regularly assess the likely outcomes of these audits and other tax disputes to determine the appropriateness of our tax provision and establish reserves for material, known tax exposures. However, the calculation of such tax exposures involves the application of complex tax laws and regulations in many jurisdictions. Therefore, there can be no assurance that we will accurately predict the outcomes of any tax audit or other tax dispute or that issues raised by tax authorities will be resolved at a financial cost that does not exceed our related reserves. As such, the actual outcomes of these disputes and other tax audits could have a material impact on our business results or financial position.

Our ability to use deferred tax assets may be subject to limitation.

We have deferred tax assets in certain countries and our ability to use such assets will depend on taxable income generation in the relevant countries. Further, while the majority of these assets either do not currently have an expiration date or have an expiration date that is later than when we expect to use such assets, subsequent changes to applicable tax laws in these jurisdictions could impact our ability to fully benefit from the deferred tax assets.

Risks Relating to Quality, Regulation, and Compliance

Our business operations are subject to extensive laws and regulations, and any changes thereto or violations thereof could have a material adverse effect on our business.

Our business operations are subject to various national, regional, and local laws and regulations relating to healthcare, medical devices, pharmaceutical products, consumer protection, privacy and security, employment, accounting, EH&S, import and export, product promotion, tax, antitrust, anti-corruption, anti-bribery, financing, and competition matters.

In particular, the sale, manufacturing, distribution, servicing, and marketing of many of our offerings are highly regulated and we are subject to heightened scrutiny by regulators and other authorities, including with respect to our collaborations with third parties. Regulatory scrutiny may increase in the future and could require us to change the way we operate, including the way in which we offer certain services. These laws and regulations are complex, change frequently, are subject to changes in interpretation and enforcement, and have tended to become more stringent over time. Moreover, certain fields, such as cloud, clinical decision support software, cybersecurity, and AI, are rapidly evolving within the industry and particularly subject to changing law and regulation.

Furthermore, regulatory, and legislative changes, such as the adoption of right-to-repair laws in the United States, could further strengthen the ability of ISOs to obtain valuable service contracts and directly compete with us in the services area. Right-to-repair legislation may require us to provide ISOs with increased access to our service tools, parts, documents, software updates, and training. ISOs have also brought lawsuits against original equipment manufacturers in the United States requesting such access. In Europe, ISOs have supported investigations by competition authorities into alleged anti-competitive conduct by OEMs. If ISOs succeed in implementing legislative and/or regulatory reforms such as right-to-repair laws, prevail in lawsuits against OEMs, or if competition authorities confirm ISO claims, our service business could be adversely affected. The activities of ISOs could expose us to a number of risks, including (i) loss or damage to our intellectual property; (ii) fines, penalties, and injunctive relief; (iii) costly, time-consuming litigation or other enforcement actions; (iv) reputational harm from adverse publicity concerning product safety or reliability issues; and (v) heightened risk of a cyber-attack from increased access to our products, service tools, and software updates. The strengthening of ISOs and enactment of right to repair legislation could increase compliance costs, require changes to our business practices, or otherwise impact our ability to compete in the services and repairs area. Our ability to effectively compete with an increased number of ISOs and the continued momentum surrounding right-to-repair legislation (and similar campaigns) could adversely affect our business results, cash flows, financial condition, or prospects.

The need to comply with regulations is a substantial controlling, operational, and reputational risk. A failure to comply with applicable laws and regulations could result in governmental investigations, fines, and other sanctions, the temporary or permanent shutdown of production facilities, recalls of products, product withdrawals, revocation of marketing authorizations, disqualification from participation in healthcare activities, third-party and purported whistleblower claims, import detentions, and negative publicity, which could have adverse consequences on our business results, cash flows, financial condition, or prospects. Any new legislation or regulation or any changes in the interpretation or enforcement of existing legislation or regulation may impose significant and costly new obligations on us, which may interrupt our supply of products, delay launch of new offerings, or negatively affect our cost of doing business. Given all of the foregoing, future costs and liabilities relating to compliance with applicable laws and regulations could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We operate in a strictly regulated industry, and changes in regulations or the implementation or enforcement of existing regulations could adversely affect our business.

We are subject to rigorous regulation governing the protection of the health and safety of patients and users of our products, as well as regulation governing development, product testing (including clinical evaluations or clinical investigations), manufacturing, labeling, safety, storage, marketing clearance or approval, advertising and promotion, import and export, sales and distribution, and performance and effectiveness. Certain laws and regulations may also affect the purchasing decisions of our customers. For example, policies in countries such as China and Russia that require purchase of locally manufactured products may affect customer purchasing decisions or our ability or voluntary decision to comply with such policies.

Additionally, our HealthCare Financial Services business is subject to various laws, rules, and regulations administered by authorities in jurisdictions where it does business, including the United States, Canada, China, France, Germany, the United Kingdom, and certain countries in Latin America. Our business may also be affected by new laws and regulations, in particular laws and regulations that may govern innovative offerings and business activities, including digital offerings, such as cloud and edge computing, software, mobile medical applications, and AI.

The U.S. FDA, the various competent authorities of the European Union member states or other European countries that enforce the EU’s Medical Device Regulation, and the National Medical Products Administration (“NMPA”) in China are the regulatory authorities affecting us most prominently with respect to the commercialization of our medical device products, services, and solutions. There are numerous other regulatory schemes at the international, national, and sub-national levels. Regulations pertaining to our offerings are increasing in previously unregulated countries and are becoming more stringent in already regulated countries. Regulatory premarket clearance, approval, or conformity assessment requirements may affect or delay our ability to market new offerings.

The same oversight is reflected for our pharmaceutical products with stringent regulatory requirements to demonstrate safety, efficacy, and quality. For these products, we must conduct clinical trials on humans before we commercialize certain products. Delays and complications in planned clinical trials can result in increased development costs and delays in regulatory authorizations and products reaching the market. These regulations can be burdensome and subject to change, exposing us to the risk of increased costs and business disruption.

Both before and after an offering is commercially distributed, we have ongoing responsibilities under various laws and regulations, including the monitoring of product safety throughout the lifecycle, taking corrective and preventive actions to assure product quality, and reporting certain events and actions to regulatory authorities. For both medical devices and pharmaceutical products, if a regulatory authority concludes that we are not in compliance with applicable laws or regulations, or that any of our offerings are defective, ineffective, or pose an unreasonable risk for patients, users, or others, the authority may ban such offerings, detain or seize adulterated or misbranded products, order a recall, repair, replacement, or refund of such products, or require us to notify healthcare professionals and others that the offerings present unreasonable risks of substantial harm to public health. A regulatory authority may impose operating restrictions or enjoin certain violations of applicable law pertaining to medical devices or pharmaceutical products and assess civil or criminal penalties against us. The regulatory authority may also recommend prosecution by law enforcement agencies. Any governmental law or regulation, whether now existing or imposed in the future, or enforcement action taken could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

The U.S. FDA and other regulatory agencies actively enforce the laws and regulations governing the development, approval, or clearance and commercialization of medical devices and pharmaceutical products.

Our activities related to the development, manufacture, marketing, servicing, and sale of medical devices and pharmaceuticals are subject to extensive federal and state government laws and regulations in the U.S. Compliance with these laws and regulations is expensive and time consuming. Failure to comply could adversely affect our business results, cash flows, financial condition, or prospects.

Before we can market a new medical device or make substantial changes to a previously cleared or approved device, we must receive either FDA clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act (“FDCA”) or FDA approval of a Premarket Approval Application (“PMA”), unless an exemption applies. To obtain 510(k) clearance, the FDA must conclude that the device is “substantially equivalent” to a legally marketed predicate device, which generally refers to a device that itself has already received 510(k) clearance. To obtain PMA approval, we must provide FDA with valid scientific evidence demonstrating that there is a reasonable assurance of the safety and effectiveness of the device for its intended uses. Clinical development of a new investigational device or an existing device for a new intended use may require FDA approval of an Investigational Device Exemption (“IDE”), if the device at issue meets the criteria for a “significant risk” device. Even if FDA approval of an IDE is not required, clinical studies of non-significant risk devices are still subject to significant regulation and oversight, including requirements for monitoring, recordkeeping, reporting, obtaining informed consent, and institutional review board approval. A similar set of requirements governs FDA approval of pharmaceuticals. Development of new pharmaceuticals, such as imaging agents, typically begins with extensive pre-clinical R&D, followed by approval of an Investigational New Drug Application (“IND”), and then, upon successful completion of several phases of rigorous clinical trials, the filing and request for FDA approval of a New Drug Application (“NDA”). The FDA premarket review process is rigorous and not always predictable. FDA can delay, limit, or deny clearance or approval of a product, which could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Once a medical device or pharmaceutical is cleared or approved, a manufacturer must notify FDA of certain changes to the product. In the case of 510(k) medical devices, FDA requires a device manufacturer to document its determination of whether or not a modification requires a new clearance. FDA can review a manufacturer’s decision not to file and may disagree and require a 510(k) submission or take other regulatory actions or enforcement. Modifications to a PMA approved device may require either submission of a PMA supplement for review and approval by FDA prior to implementing the modification or a notification in an annual report. For pharmaceuticals, FDA approval is required before making changes to the product’s formulation, dosage, or strength, and we must submit an IND if we intend to market an approved pharmaceutical product for a new use or in a new form. We may not be able to obtain additional FDA clearance or approval for new products or for modifications to, or additional indications for, already approved or cleared products in a timely fashion, or at all. Delays in obtaining required future clearances or approvals could harm our financial performance and future growth. If we make additional modifications in the future that we believe do not or will not require additional clearances or approvals and FDA disagrees and requires a submission, we may be required to recall or to stop selling our products as modified, which could impact our reputation, harm our operating results, or require us to redesign our products. In these circumstances, we may also be subject to legal or regulatory actions.

The FDA and the Federal Trade Commission (“FTC”) also regulate the advertising and promotion of our offerings to ensure that our claims are consistent with our regulatory clearances and approvals, that there is data to substantiate the claims, and that our materials are not false or misleading. If we or any of our suppliers, channel partners, or agents fail to comply with FDA, FTC, and other applicable U.S. regulatory requirements or any such promotional labeling and advertising is perceived to potentially be false, misleading, or otherwise not permissible, we may face legal or regulatory actions.

As a device manufacturer, we are required to report to the FDA within specific timelines when any of our devices may have caused or contributed to death or serious injury, or when any of our devices has malfunctioned and it would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. We are also required to report adverse drug events associated with use of our pharmaceutical products. If these reports are not filed in a timely manner, regulators may impose sanctions impacting product sales, and we may be subject to product liability or regulatory enforcement actions, all of which would harm our business.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad, particularly with respect to emerging technologies. Failure to comply with new requirements or otherwise maintain regulatory compliance could limit or delay regulatory authorization of our products and adversely affect our business results, cash flows, financial condition, or prospects.

In the United States, the FDA actively enforces laws and regulations governing the manufacture of medical devices and pharmaceutical products, and failure to comply with applicable laws and regulations could adversely affect our business.

Following FDA clearance or approval of a medical device or pharmaceutical product, our activities are subject to ongoing FDA regulation and monitoring. We are subject to FDA’s requirements for registration and listing, as well as current Good Manufacturing Practices (“cGMPs”), which are intended to ensure that our products are safe and consistently meet applicable requirements and specifications. FDA’s cGMPs (referred to in the medical device context as the medical device Quality System Regulation (“QSR”)) set forth minimum requirements for the methods, facilities, and controls used in the design, testing, production, control, quality assurance, inspection, complaint handling, recordkeeping, management review, adverse event reporting, labeling, packaging, sterilization, storage, and shipping of our medical devices and pharmaceutical products. We are also required to comply with other federal and state regulations for medical devices, radiation-emitting products and pharmaceutical products. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic announced or unannounced inspections by the FDA to determine compliance with QSR, cGMPs and similar regulatory requirements. In connection with these inspections, if the FDA believes a manufacturer has failed to comply with applicable regulations or procedures, it may issue observations through a “Form 483.” If these observations are not addressed sufficiently or in a timely manner and to the FDA’s satisfaction, the FDA may issue a Warning Letter or proceed directly to other forms of enforcement. If a Warning Letter is issued, prompt corrective action is required to come into compliance. Failure to respond timely to Form 483 observations, a Warning Letter or other notice of non-compliance and to promptly come into compliance could result in the FDA bringing enforcement action against us, which could include the partial or total shutdown of our affected production facilities, denial of importation into the United States for products manufactured in affected non-U.S. locations, adverse publicity, and criminal and civil fines. The FDA also may request that we enter into a consent decree imposing substantial fines or permanent injunction under which our activities are substantially curtailed or subject to rigorous ongoing regulatory scrutiny. A failure to enter into or comply with a consent decree with the FDA or similar agreements with governmental entities could result in enforcement actions by the FDA or other governmental entities, liquidated damages, fines, penalties, civil or criminal liability, and other interruptions to, or expenses for, our business.

We also participate in the Medical Device Single Audit Program (“MDSAP”), which is recognized by regulators in Australia, Brazil, Canada, Japan, and the United States. Audits are conducted by a third-party audit organization that has been approved by the MDSAP consortium and include audits against ISO 13485, a standard issued by the International Organization for Standardization (“ISO 13485”) and the specific regulatory requirements of the five participating countries. We are participating in MDSAP across all of our relevant medical device manufacturing sites. A satisfactory audit with no significant findings will result in acceptance of the audit results by all five regulators and will be in lieu of a routine audit by each of these regulators. However, an audit that results in significant non-conformances will highlight the relevant issues to all five regulators and will likely result in follow-up inspections by one or more of these regulators. In addition, participating regulators reserve the right to conduct directed inspections if any other items rise to their attention, such as product recalls or other post-market issues. We are MDSAP-certified at all of our relevant sites; further, MDSAP certification is mandatory in Canada as of January 1, 2019 in order to maintain regulatory licenses and to sell products in Canada. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Compliance with laws and regulations applicable to the manufacture and distribution of our products outside the United States may be costly, and failure to comply may result in significant penalties.

In general, outside the United States, our products are regulated as medical devices or pharmaceuticals by foreign governmental agencies similar to FDA, but regulatory requirements affecting our operations and sales vary from country to country. To market our products internationally in compliance with applicable medical device and pharmaceutical regulations, we must obtain approvals for products and product modifications. These processes can be time-consuming, expensive, and uncertain, which can delay our ability to market products in those countries. Delays or failure to receive regulatory approvals, the inclusion of significant limitations on the indicated uses of a product, the loss of previously obtained approvals, or failure to comply with existing or future regulations could restrict or prevent us from doing business in a country or subject us to enforcement actions and civil or criminal penalties, which would adversely affect our business.

Failure to obtain premarket regulatory approval of medical devices or pharmaceutical products will impact our ability to sell products in those jurisdictions. Regulatory requirements and interpretations change frequently, leading to increased scrutiny and uncertainty. As a result, market access may be delayed and additional investment may be needed. In addition to health authorities, other related healthcare, quality, consumer protection, and advertising regulators have become increasingly active in the enforcement of laws and regulations governing our products. This trend in increased enforcement could result in civil or criminal penalties, which could adversely affect our business.

In the European Economic Area (“EEA”), if we cannot support our performance claims and demonstrate compliance with the applicable regulations, we would lose our right to affix to our devices a European marking of conformity that indicates that the device meets the essential requirements of the Medical Device Regulations (a “CE marking”), which would prevent us from selling our devices in countries that recognize the CE marking. We must also comply with post-market surveillance requirements and requirements applicable to economic operators. Globally, we are required to file various reports with regulatory authorities in many countries, including reports for adverse events associated with our products.

Some of our products are also regulated under other product-specific laws and regulations. Any efforts to send direct marketing to potential consumers of our products would need to comply with EU rules regulating such marketing, including the e-Privacy Directive 2002/58 and member state laws transposing that Directive. There are, additionally, EU laws regulating e-commerce activities more generally. Failure to comply with any such applicable laws, rules, or regulations could have a material adverse effect on our business and results of operations.

In addition to the above, the U.S. Department of the Treasury’s Office of Foreign Assets Control administers laws and regulations that restrict U.S. persons and, in some instances, non-U.S. persons, in conducting activities, transacting business with, or making investments in certain countries or with governments, entities, and individuals subject to U.S. economic sanctions. Furthermore, the U.S. Department of Commerce Bureau of Industry and Security administers export controls that apply to products, software, and technology. Due to our international operations, we are subject to such laws and regulations, which are complex, restrict our business dealings with certain countries and individuals, and are constantly changing. There can be no guarantee that policies and procedures we have that are designed to assist us in complying will be effective in preventing us from a violation of these laws and regulations. Such a violation could result in potential civil penalties or criminal fines or imprisonment and have a material adverse effect on our business results, cash flows, financial condition, or prospects.

The misuse or off-label use of our products may harm our reputation or, if we are deemed to have engaged in the promotion of these uses, result in costly investigations, fines, or sanctions by regulatory bodies.

Regulatory authorities, including the FDA, strictly regulate the indications for use and associated promotional safety and effectiveness claims that may be made about medical devices and pharmaceuticals. In general, we are prohibited from promoting our medical devices or pharmaceutical products for uses that are not consistent with each product’s labeling, or for anticipated uses prior to regulatory approval. For any products we may develop, we receive marketing approval or clearance for specific uses. Physicians may nevertheless lawfully choose to use such products on their patients in a manner that is inconsistent with the label (“off-label use”), as the FDA, for example, does not restrict or regulate a physician’s choice of treatment within the practice of medicine.

However, if regulatory authorities determine that our external-facing materials, oral statements, or physician training constitute promotion of an off-label use, or promotion of a product prior to obtaining necessary regulatory authorization, such authorities could request that we modify our training, promotional, or other external-facing materials or subject us to enforcement action, including the issuance of warning or untitled letters, fines, penalties, or seizures. If we are found to have promoted such uses, we may become subject to significant liability. Regulatory authorities may also request that companies enter into consent decrees or permanent injunctions under which specified promotional or other conduct is changed, curtailed, or prohibited. If we cannot successfully manage our external-facing materials or the advertising and promotion of and training for our products, we could become subject to significant liability and restrictions, which could harm our reputation and adversely affect our business. Additionally, the intentional misuse of our products, whether by customers or third parties, for non-medical purposes could result in allegations of product liability or otherwise harm our reputation. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We face similar risks in China. Medical device and pharmaceutical product labels and advertising and promotion materials must be in accordance with the approval from the NMPA. The Advertisement Law of the

People’s Republic of China, the Anti-Unfair Competition Law, and related medical device and pharmaceutical regulations require government approval of advertising and prohibit the advertisement of medical devices and pharmaceutical products for off-label uses. The failure to follow these rules could lead to government investigations, significant fines, seizures of advertising material, and disqualification from participation in medical device and pharmaceutical product activities, among other penalties. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Developments following regulatory authorization, including results in post-approval device or pharmaceutical Phase 4 trials or other studies, could adversely affect sales or decrease demand for our medical devices or pharmaceutical products.

As a condition to granting marketing authorization of a medical device or pharmaceutical product, FDA may require a company to conduct additional clinical trials or surveillance studies. Outcome of these post-market trials could result in the loss of marketing authorization, changes in product labeling, or new or increased concerns about the safety or efficacy of a product. Regulatory agencies in countries outside the United States often have similar authority and may impose comparable requirements. Post-marketing studies, whether conducted by us or by others and whether mandated by regulatory agencies or voluntary, and other emerging data about marketed products, such as adverse event reports, may also adversely affect the availability or commercial potential of our products. Further, the discovery of significant problems with a product similar to one of our products that implicate (or are perceived to implicate) an entire class of products could have an adverse effect on the availability or commercial potential of the affected products. Accordingly, new data about our products, or products similar to our products, could negatively impact demand for our products due to real or perceived safety issues or uncertainty regarding efficacy and, in some cases, could result in updated labeling, restrictions on use, product withdrawal, or recall. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Demand for some of our products depends on capital spending policies of our customers and on government funding policies.

Our customers include hospitals, universities, healthcare providers, government agencies, and public and private research institutions. Many factors, including public policy spending priorities, available resources, and product and economic cycles, have a significant impact on the capital spending policies of these entities. Impasses in national, regional, or local government budgeting decisions could lead to substantial delays or reductions in governmental spending.

Many of our products have lengthy sales and purchase order cycles or are subject to competitive bidding or public tender processes. As a result, customers may delay or accelerate system purchases in conjunction with timing of their capital budget timelines or be unable to complete such purchases at all. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Consolidation in the U.S. healthcare industry and other changes to the U.S. healthcare environment may adversely affect our business.

In recent years, U.S. healthcare industry participants, including distributors, manufacturers, suppliers, healthcare providers, insurers, and pharmacy chains, have consolidated or formed strategic alliances. Consolidations create larger enterprises with greater negotiating power and may result in the loss of a customer where the combined enterprise selects one distributor from two incumbents. If consolidation trends continue, it could adversely affect our business results, cash flows, financial condition, or prospects.

Additionally, the U.S. healthcare industry has undergone significant changes designed to increase access to medical care, improve safety and patient outcomes, contain costs, and increase efficiencies. These changes include a general decline and/or changes in public and private insurer reimbursement levels and payment models and the industry shifting away from traditional healthcare venues like hospitals and into clinics, physician offices, and patients’ homes. We expect the U.S. healthcare industry to continue to change in the future, which may adversely affect our business results, cash flows, financial condition, or prospects.

Risks Relating to Financing and Capital Markets Activities

We may not be able to access the capital and credit markets on terms that are favorable to us, or at all.

The capital and credit markets may experience extreme volatility or disruptions that may lead to uncertainty and liquidity issues for both borrowers and investors. We expect to access the capital markets to supplement our existing funds and cash generated from operations to satisfy our needs for working capital, to meet capital expenditure and debt service requirements, and for other business initiatives, including acquisitions and licensing activities. In the event of adverse capital and credit market conditions, we may be unable to obtain capital market financing on favorable terms, or at all, and changes in credit ratings issued by nationally recognized credit rating agencies could adversely affect our ability to obtain capital market financing and the cost of such financing. Additionally, a large portion of our total consolidated cash will be held overseas and may not be efficiently accessible to fund our third-party debt and other financial obligations, which are expected to be primarily held in the United States. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, prospects, and the market price of our securities.

In addition, a prolonged period of extremely volatile and unstable market conditions may increase our funding costs and negatively affect market risk mitigation strategies. We may experience additional volatility because of increasing inflationary pressures and other macroeconomic factors, including in emerging market countries. High inflation rates could have an adverse effect on economic growth and the business climate and could dampen consumer purchasing power.

A lowering or withdrawal of the ratings, outlook, or watch assigned to our new debt by rating agencies may increase our future borrowing costs, reduce our access to capital, and adversely impact our financial performance.

Our indebtedness has investment-grade credit ratings, and any credit rating, outlook, or watch assigned could be lowered or withdrawn entirely by a credit rating agency if, in that credit rating agency’s judgment, current or future circumstances relating to the basis of the credit rating, outlook, or watch such as adverse changes to our business so warrant. Any future lowering of our credit ratings, outlook, or watch likely would make it more difficult or more expensive for us to obtain additional debt financing. Moreover, a reduction in our credit rating to below investment-grade could cause certain customers to reduce or cease to do business with us, which would adversely impact our financial performance.

Substantial sales of our common stock may occur in the future, including the disposition by GE of shares of our common stock that it retained after the Spin-Off, which could cause our stock price to decline or be volatile.

In connection with the Spin-Off, GE owns up to 19.9% of the economic interest and voting power of our outstanding common stock. We understand that GE currently intends to dispose of all of our common stock that it retained in connection with the Spin-Off, based on market and general economic conditions and sound business judgment, (A) through one or more subsequent exchanges of our common stock for GE debt held by one or more investment banks, (B) through distributions to GE stockholders either pro rata as dividends or in exchange for outstanding shares of GE common stock, or (C) in one or more public or private sale transactions (including potentially through secondary transactions). Prior to the Spin-Off, we entered into a stockholder and registration rights agreement under which we agreed, upon the request of GE, to use our reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of our common stock retained by GE to facilitate GE’s disposition of our common stock. The sales of significant amounts of our common stock or the perception in the market that such sales might occur may decrease the market price of our common stock.

We evaluate whether to pay cash dividends on shares of our common stock from time to time, and the terms of our indebtedness may limit our ability to pay dividends on shares of our common stock.

We evaluate whether to pay cash dividends to our stockholders from time to time. The timing, declaration, amount, and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Our Board’s decisions regarding the payment of dividends will depend on consideration of many factors, such as our financial condition, earnings, sufficiency of distributable reserves, opportunities to retain future earnings for use in the operation of our business and to fund future growth, capital requirements, debt service obligations, legal requirements, regulatory constraints, and other factors that our Board deems relevant.

There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

Holders of our common stock may be diluted due to equity issuances.

In the future, holders of our common stock may be diluted because of equity issuances for acquisitions, capital market transactions, or otherwise, including any equity awards that we will grant to our directors, officers, and employees. Our employees have stock-based awards that correspond to shares of our common stock after the Spin-Off as a result of the conversion of and/or adjustments to their GE stock-based awards. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. We also plan to issue additional stock-based awards, including annual awards, new hire awards and periodic retention awards, as applicable, to our directors, officers, and other employees under our employee benefits plans as part of our ongoing equity compensation program.

Certain provisions in our certificate of incorporation, bylaws, and Delaware law may discourage takeovers and limit the power of our stockholders.

Several provisions of our certificate of incorporation, bylaws, and Delaware law may discourage, delay or prevent a merger or acquisition. These include, among others, provisions that (i) establish advance notice requirements for stockholder nominations and proposals; (ii) limit the ability of stockholders to call special meetings or act by written consent; (iii) provide the Board the right to issue shares of preferred stock without stockholder approval; and (iv) provide for the ability of our directors, and not stockholders, to fill vacancies on the Board (including those resulting from an enlargement of the Board). In addition, we are subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which could have the effect of delaying or preventing a change of control that you may favor.

These and other provisions of our certificate of incorporation, bylaws, and Delaware law, as well as the restrictions in our Tax Matters Agreement, may discourage, delay, or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of GE HealthCare, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. Our Board believes these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Board and by providing the Board with more time to assess any acquisition proposal. These provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the Board determines is not in our and our stockholders’ best interests.

Our certificate of incorporation provides that certain courts in the State of Delaware or the federal district courts of the United States will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent, or stockholder to us or our stockholders, any action asserting a claim arising pursuant to the DGCL, the certificate of incorporation, or the bylaws, or any action asserting a claim governed by the internal affairs doctrine. However, if the Court of Chancery within the State of Delaware lacks jurisdiction over such action, the action may be brought in another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then in the United States District Court for the District of Delaware. Additionally, our certificate of incorporation states that the foregoing provision will not apply to claims arising under the Securities Act. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. There is, however, uncertainty as to whether a court would enforce the exclusive forum provisions, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our certificate of incorporation described above. The choice of forum provision may result in increased costs for investors to bring a claim. Further, the choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees, or stockholders, which may discourage such lawsuits against us and our directors, officers, other employees, or stockholders. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings. If a court were to find the exclusive choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Risks Relating to our Recent Spin-Off from GE

Our recent Spin-Off from GE could result in significant tax liability to GE and its stockholders if it is determined to be a taxable transaction.

GE has received a private letter ruling from the U.S. Internal Revenue Service (the “IRS”)to the effect that, among other things, our recent Spin-Off from GE, including the retention of up to 19.9% of the shares of our common stock, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”). Completion of the Spin-Off was conditioned on GE’s receipt of a written opinion from each of Paul, Weiss, Rifkind, Wharton & Garrison LLP and Ernst & Young, LLP to the effect that the Spin-Off will qualify for non-recognition of gain and loss under Section 355 and related provisions of the Code.

The opinion of counsel and the opinion of Ernst & Young, LLP do not address any U.S. state or local or foreign tax consequences of the Spin-Off. Each opinion assumed that the Spin-Off was completed according to the terms of the Separation and Distribution Agreement and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, the Company’s Form 10 filing, and a number of other documents.

In addition, the opinion of counsel, the opinion of Ernst & Young, LLP, and the private letter ruling rely on certain facts, assumptions, representations, and undertakings from GE and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not otherwise satisfied, GE and its stockholders may not be able to rely on the opinion of counsel, the opinion of Ernst & Young, LLP, or the private letter ruling and could be subject to significant tax liabilities.

The opinion of counsel and the opinion of Ernst & Young, LLP will not be binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Notwithstanding the opinion of counsel, the opinion of Ernst & Young, LLP, or the private letter ruling, the IRS could determine on audit that the Spin-Off or any of certain related transactions is taxable if it determines that any of these facts, assumptions, representations, or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of GE or us after the Spin-Off. If the conclusions expressed in the opinion of counsel or the opinion of Ernst & Young, LLP are challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences of the Spin-Off (including the tax consequences to GE and the U.S. Holders (as defined in the Code)) could be materially less favorable.

If our recent Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, each U.S. Holder who received our common stock in the Spin-Off would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in: (i) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of GE’s current or accumulated earnings and profits; (ii) a reduction in the U.S. Holder’s basis (but not below zero) in GE common stock to the extent the amount received exceeds the stockholder’s share of GE’s earnings and profits; and (iii) taxable gain from the exchange of GE common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of GE’s earnings and profits and the U.S. Holder’s basis in its GE common stock.

If our recent Spin-Off from GE were determined not to qualify as tax-free for U.S. federal income tax purposes, we could have an indemnification obligation to GE, which could adversely affect our business, financial condition, cash flows, and results of operations.

If, as a result of any of our representations being untrue or our covenants being breached, the Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, we could be required by the Tax Matters Agreement to indemnify GE for the resulting taxes and related expenses. Those amounts could be material. Any such indemnification obligation could adversely affect our business, financial condition, cash flows, and results of operations.

For example, if we or our stockholders were to engage in transactions that resulted in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Spin-Off, the Spin-Off would generally be taxable to GE, but not to GE stockholders, under Section 355(e), unless it were established that such transactions and the Spin-Off were not part of a plan or series of related transactions. If the Spin-Off were taxable to GE due to such a 50% or greater change by vote or value in the ownership of our stock, GE would recognize a gain equal to the excess of the fair market value on January 3, 2023 (the “Distribution Date”) of our common stock distributed to GE stockholders over GE’s tax basis in our common stock, and we generally would be required to indemnify GE for the tax on such gain and related expenses. Those amounts could be material. Any such indemnification obligation could adversely affect our business, financial condition, cash flows, and results of operations.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We may be unable to achieve the full strategic and financial benefits expected to result from our recent separation and distribution, or such benefits may be delayed or not occur at all. We believe that, as an independent, publicly traded company, we are able to, among other things, more effectively focus on our own distinct operating priorities and strategies, enhance our ability to better address specific market dynamics and target innovation, create incentives for our management and employees that align more closely with our business performance and the interests of our stockholders, and allow us to articulate a clear investment proposition and tailored capital allocation policy to attract a long-term investor base best suited to our business needs. We may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all, for a variety of reasons, including: (i) compliance with the requirements of being an independent, publicly traded company has required and will continue to require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business; (ii) our businesses is now less diversified than GE’s businesses prior to the Separation; and (iii) under the terms of the Tax Matters Agreement, we are restricted from taking certain actions that could cause our recent Spin-Off from GE to fail to qualify as a tax-free transaction and these restrictions may limit us for a period of time from pursuing strategic transactions and equity issuances or engaging in other transactions that may increase the value of our business. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition, cash flows, and results of operations could be adversely affected.

We agreed to numerous restrictions to preserve the non-recognition tax treatment of our recent Spin-Off from GE, which may reduce our strategic and operating flexibility.

To preserve the tax-free nature of the Spin-Off and related transactions, we agreed in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355 and related provisions of the Code, as well as state, local and foreign tax law. These covenants include certain restrictions on our activity for a period of two years following the Spin-Off.

Specifically, we are subject to certain restrictions on our ability to enter into acquisition, merger, liquidation, sale, and stock redemption transactions with respect to our stock or assets and we are required to indemnify GE against any resulting tax liabilities even if we do not participate in or otherwise facilitate the acquisition. Furthermore, we are subject to specific restrictions on discontinuing the active conduct of our trade or business, the issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements), and sales of assets outside the ordinary course of business. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable.

As an independent, publicly traded company, we do not enjoy the same benefits that we did as a part of GE.

By separating from GE, we may continue to become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current GE organizational structure. As part of GE, we were able to enjoy certain benefits from GE’s operating diversity, size, purchasing power, cost of capital, and opportunities to pursue integrated strategies with GE’s other businesses. As an independent, publicly traded company, we do not have the same benefits. Additionally, as part of GE, we were able to leverage GE’s historical reputation, performance, and brand identity to recruit and retain key personnel to run and operate our business. As an independent, publicly traded company, we need to continue to develop new strategies, and it may be more difficult for us to recruit or retain such key personnel.

We have no operating history as an independent, publicly traded company, and our historical consolidated and combined financial information is not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

We derived the historical consolidated and combined financial information included in this prospectus from GE’s consolidated financial statements, and this information does not necessarily reflect the results of operations, cash flows, and financial position we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

•

Prior to the Spin-Off, we operated as part of GE, and GE performed various corporate functions for us. Our historical consolidated and combined financial information reflects allocations of corporate expenses from GE for these functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent, publicly traded company.

•

We entered into transactions with GE that did not exist prior to the Spin-Off, such as GE’s provision of transition and other services, and undertake indemnification obligations, which will cause us to incur new costs.

•

Our historical consolidated and combined financial information does not reflect changes that we expect to experience in the future as a result of our separation from GE, including changes in the financing, cash management, operations, cost structure, and personnel needs of our business. As part of GE, we enjoyed certain benefits from GE’s operating diversity, reputation, size, purchasing power, ability to borrow, and available capital for investments, and we do not have these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services, and technologies, obtain insurance and health care benefits, computer software licenses, or other services or licenses, or access capital markets, on terms as favorable to us as those we obtained as part of GE prior to the Spin-Off, and our results of operations may be adversely affected. In addition, our historical consolidated and combined financial data does not include an allocation of interest expense comparable to the interest expense we incurred as a result of the Spin-Off, including interest expense in connection with our incurrence of indebtedness.

Following the Spin-Off, we will also face additional costs and demands on management’s time associated with being an independent, publicly traded company, including costs and demands related to corporate governance, investor and public relations, and public financial reporting. For additional information about our past financial performance and the basis of presentation of our consolidated and combined financial statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated and combined financial statements and the notes thereto included elsewhere in this prospectus.

In addition, we are subject to reporting and other obligations under the Exchange Act. The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. Beginning with our second required Annual Report on Form 10-K, we are required to comply with Section 404 of the Sarbanes Oxley Act of 2002, as amended (the “Sarbanes Oxley Act”), which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm on the effectiveness of internal control over financial reporting. Under the Sarbanes Oxley Act, we are also required to maintain effective disclosure controls and procedures. To comply with these requirements, we may need to upgrade our systems, implement additional financial and management controls, reporting systems, and procedures, and hire additional accounting and finance staff. These reporting and other obligations may place significant demands on management, administrative, and operational resources, including accounting systems and resources. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems, and procedures in a timely and effective fashion, our ability to comply with financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired, and we may be unable to conclude that our internal control over financial reporting is effective. If we are not able to comply with the requirements of Section 404 of the Sarbanes Oxley Act in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of shares of our common stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, because of its inherent limitations, internal control over financial reporting might not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for shares of our common stock, and could adversely affect our ability to access the capital markets.

We incurred indebtedness in connection with our recent Spin-Off from GE, and the degree to which we are leveraged could adversely affect our business, results of operations, cash flows, and financial condition.

We have historically relied upon GE to fund our working capital requirements and other cash requirements. As a result of the Spin-Off, we are no longer able to rely on the earnings, assets, or cash flow of GE, and GE will not provide funds to finance our working capital or other cash requirements. As a result, we are responsible for servicing our own debt and obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. Our access to and cost of debt financing is different from our historical access to and cost of debt financing under GE. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to us. Our ability to make payments on and to refinance our indebtedness, including the debt incurred in connection with the Spin-Off, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings, or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.

Certain of our directors and employees may have actual or potential conflicts of interest because of their financial interests in GE or because of their previous or continuing positions with GE.

Because of their current or former positions with GE, certain of our executive officers and directors own equity interests in both us and GE. Continuing ownership of GE shares and equity awards could create, or appear to create, potential conflicts of interest if we and GE face decisions that could have implications for both us and GE. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and GE regarding the terms of the agreements governing the Separation and Distribution and our relationship with GE. Potential conflicts of interest may also arise out of any commercial arrangements that we or GE may enter into in the future.

We or GE may fail to perform under various transaction agreements that were executed as part of the Separation.

In connection with the Spin-Off, we and GE entered into various transaction agreements related to the Spin-Off. All of these agreements govern our relationship with GE and we rely on GE to satisfy its performance obligations under these agreements. If we or GE are unable to satisfy our or its respective obligations under these agreements, including indemnification obligations, our business, results of operations, cash flows, and financial condition could be adversely affected. See “Certain Relationships and Related Transactions, and Director Independence.”

Risks Relating to Our Indebtedness and the Notes

We have incurred new indebtedness, including the notes, in connection with the Spin-Off, and our leverage could adversely affect our business, financial condition and results of operations.

As of March 31, 2023, we had approximately $10.283 billion face value of outstanding long-term indebtedness, including $2.0 billion of outstanding indebtedness under the Term Loan Facility and $3.5 billion of availability under the Revolving Credit Facilities as of March 31, 2023. We have historically relied upon GE to fund our working capital requirements and other cash requirements. After the Spin-Off, we have not been able to rely on the earnings, assets or cash flow of GE, and GE has not provided funds to finance our working capital or other cash requirements. As a result, after the Spin-Off, we have been responsible for servicing our own debt and obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. After the Spin-Off, our access to and cost of debt financing will be different from the historical access to and cost of debt financing under GE. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to us. Our ability to make payments on and to refinance our indebtedness, including the debt incurred in connection with the Spin-Off, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Despite our substantial indebtedness, we may still be able to incur significantly more debt, including secured debt, which could intensify the risks associated with our indebtedness.

We and our subsidiaries may be able to incur substantial indebtedness in the future. Although the terms of the indenture governing the notes and the credit agreement governing the Credit Facilities contain restrictions on our and our subsidiaries’ ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. For example, we may incur substantial additional indebtedness to finance acquisitions, mergers, investments, joint ventures or other expansions of our operations. The restrictions in our debt documents also will not prevent us from incurring obligations that do not constitute indebtedness. As of March 31, 2023, on a pro forma basis, there were no outstanding amounts under the 5-Year Revolving Credit Facility or the 364-Day Revolving Credit Facility. The covenants under the indenture and the credit agreement governing the Credit Facilities, and the covenants under any other of our existing or future debt instruments could, allow us to incur a significant amount of additional indebtedness and, subject to certain limitations, such additional indebtedness could be secured. The more leveraged we become, the more we, and in turn our security holders, will be exposed to certain risks described above under “—We have incurred new indebtedness, including the notes, in connection with the Spin-Off, and our leverage could adversely affect our business, financial condition and results of operations.”

Ratings of the notes may change and affect the market price and marketability of the notes.

The notes are currently rated by one or more ratings agencies. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. It is also possible that such ratings may be lowered in connection with future events, such as future acquisitions or regulatory action taken against us. Any lowering, suspension or withdrawal of such ratings with respect to a series of notes or the anticipation of such changes may have an adverse effect on the market price or marketability of such notes. In addition, any decline in the ratings of a series of notes may make it more difficult for us to raise capital on acceptable terms.

A lowering or withdrawal of the ratings, outlook, or watch assigned to our new debt by rating agencies may increase our future borrowing costs, reduce our access to capital, and adversely impact our financial performance.

Our indebtedness has an investment-grade credit rating, and any credit rating, outlook, or watch assigned could be lowered or withdrawn entirely by a credit rating agency if, in that credit rating agency’s judgment, current or future circumstances relating to the basis of the credit rating, outlook, or watch such as adverse changes to our business, so warrant. Any future lowering of our credit ratings, outlook, or watch likely would make it more difficult or more expensive for us to obtain additional debt financing at the times or interest rates or upon the more favorable terms and conditions that might be available if our current credit ratings were maintained. Moreover, a reduction in our credit rating to below investment-grade could cause certain customers to reduce or cease to do business with us, which would adversely impact our financial performance.

There is no established trading market for the exchange notes.

Each series of the exchange notes is a new issue of securities for which there is no established trading market. We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. As a result, an active trading market for the exchange notes may not develop. If an active trading market does not develop or is not maintained for a series of exchange notes, the market price and liquidity of such exchange notes may be adversely affected. In that case, you may not be able to sell your exchange notes at a particular time or at a favorable price.

The initial notes are, and the exchange notes will be, subject to a change of control provision, and we may not have the ability to raise the funds necessary to fulfill our obligations under the notes following a change of control repurchase event.

We may not have the ability to raise the funds necessary to fulfill the obligations under the notes following a “change of control repurchase event,” which includes the occurrence of both a “change of control” and a “ratings event,” each as defined in the indenture governing the notes. Under the indenture, upon the occurrence of a change of control repurchase event, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. However, we may not have sufficient funds at the time of the change of control repurchase event to make the required repurchase of the notes. Our failure to make or complete a change of control repurchase event offer would place us in default under the indenture governing the notes. In addition, certain change of control repurchase events will be an event of default under our Credit Facilities, so we would need to repay any debt then outstanding thereunder or obtain the requisite consents from the lenders thereunder. However, there can be no assurance that we would be able to repay such debt or obtain such consents at such time.

We may enter into transactions that would not constitute a change of control repurchase event that could affect our ability to satisfy our obligations under the notes.

Subject to limitations under the indenture governing the notes offered hereby and the Credit Facilities, we could, in the future, enter into certain transactions, including acquisitions, refinancings, or other recapitalizations, that would not constitute a change of control repurchase event under such agreements, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings in a way that adversely affects the holders of the notes. See “Description of Notes—Purchase of Notes upon a Change of Control Repurchase Event.”

An increase in market interest rates could result in a decrease in the market value of the notes.

The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the market prices of the notes. In general, as market interest rates rise, debt securities bearing interest at fixed rates of interest decline in value. Consequently, if you purchase notes bearing interest at fixed rates of interest and market interest rates increase, the market values of those notes may decline. We cannot predict the future level of market interest rates.

Risks Related to the Exchange Offers

The issuance of the exchange notes may adversely affect the market for the initial notes.

To the extent the initial notes are tendered and accepted in the exchange offers, the trading market for the untendered and tendered but unaccepted initial notes could be adversely affected. Because we anticipate that most holders of the initial notes will elect to exchange their initial notes for exchange notes due to the absence of restrictions on the resale of exchange notes under the Securities Act, we anticipate that the liquidity of the market for any initial notes remaining after the completion of the exchange offers may be substantially limited. Please refer to the section in this prospectus entitled “The Exchange Offers—Your Failure to Participate in the Exchange Offers Will Have Adverse Consequences.”

Some persons who participate in the exchange offers must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus may constitute “forward-looking statements” that involve risks and uncertainties. Forward-looking statements are based on our current assumptions regarding future business and financial performance. These statements by their nature address matters that are uncertain to different degrees. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “believes,” “expects,” “estimates,” “intends,” “plans,” “projects,” and similar expressions, may identify such forward-looking statements. Any forward-looking statement in this prospectus speaks only as of the date on which it is made. Although we believe that the forward-looking statements contained in this prospectus are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results, cash flows, or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

•	the competitive environment in which we operate;

•	our strategy, outcomes, and growth prospects;

•	general economic trends and trends in the industry and markets in which we operate;

•	our business dealings involving third-party partners in various markets;

•	the risks from acquisitions, collaborations, and dispositions;

•	our ability to obtain components or raw materials supplied by third parties and other manufacturing and related supply chain difficulties, interruptions, and delays;

•	interruptions in the operations of our manufacturing facilities;

•	damage to our reputation;

•	our ability to comply with complex and increasing legal and regulatory requirements;

•	risks relating to the global COVID-19 pandemic;

•	the failure to protect our intellectual property or allegations that we have infringed the intellectual property of others;

•	cybersecurity and privacy considerations;

•	risks associated with our focus on and investment in cloud, edge, artificial intelligence, and software offerings;

•	civil or criminal sanctions resulting from our failure to comply with the FCPA and similar anti-corruption and anti-bribery laws;

•	the failure to comply with anti-kickback and false claims laws;

•	our ability to manage our third-party collaboration arrangements, licensing arrangements, joint ventures, or strategic alliances;

•	legal proceedings and investigatory risks;

•	extensive laws and regulations;

•	environmental matters;

•	tax matters;

•	the impact of the commercial and credit environment on our access to capital;

•	exposure to interest rate and currency risk;

•	risks related to our Spin-off from GE;

•	our failure to manage the transition to a stand-alone public company;

•	the impact of incurring new indebtedness;

•	changes in the ratings of our notes;

•	the lack of established trading markets for the notes;

•	actions we take that could affect our ability to satisfy our obligations under the notes; and

•	certain factors discussed elsewhere in this prospectus.

These and other factors are more fully discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this prospectus. Those cautionary statements are not exclusive and are in addition to other factors discussed elsewhere in this prospectus. Except as required by law, we assume no obligation to update or revise any forward-looking statements.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making the exchange offers solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount. The initial notes surrendered in exchange for the exchange notes will be retired and cancelled and, as a result, the issuance of the exchange notes will not result in any increase in our indebtedness.

CAPITALIZATION

The following table sets forth our Cash, cash equivalents, and restricted cash and capitalization as of March 31, 2023. You should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated and combined financial statements and the notes thereto included elsewhere in this prospectus.

($ in millions)	As of March 31, 2023
Assets
Cash, cash equivalents, and restricted cash	$2,327

Liabilities
5-Year Revolving Credit Facility	—
364-Day Revolving Credit Facility	—
Term Loans	2,000
Notes	8,250
Other Borrowings	33

Total debt	10,283

Redeemable noncontrolling interests	201
Stockholders’ equity
Net parent investment	—
Common stock, par value $0.01 per share, 1,000,000,000 shares authorized,454,617,131 shares issued and outstanding as of March 31, 2023	5
Additional paid-in capital	6,425
Retained earnings	185
Accumulated other comprehensive income - net	75

Total capitalization	$17,169

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined statement of income for the year ended December 31, 2022. Because the Spin-Off was completed on January 3, 2023, its effect is reflected in our unaudited condensed consolidated statement of financial position as of March 31, 2023 and in our condensed consolidated statement of income for the three months ended March 31, 2023 included in our Form 10Q for the quarter ended March 31, 2023, which is included elsewhere in this filing. Accordingly, no pro forma condensed combined statement of financial position as of March 31, 2023 or statement of income for the three months ended March 31, 2023 is included in the following unaudited pro forma condensed combined financial statements.

The following unaudited pro forma condensed combined statement of income for the year ended December 31, 2022 (“2022 pro forma statement of income”), reflects adjustments to our historical audited combined statement of income for the year ended December 31, 2022, and gives effect to the Spin-Off and related transactions as if they had occurred on January 1, 2022, the beginning of our most recently completed fiscal year.

The 2022 pro forma statement of income has been prepared to reflect transaction accounting and autonomous entity adjustments to present the results of operations as if we were a separate stand-alone entity. In addition, we have provided a presentation of management adjustments that management believes are necessary to enhance an understanding of the pro forma effects of the transaction. The 2022 pro forma statement of income has been adjusted to give effect to the following (collectively, the “Pro Forma Transactions”):

•

the expected expense associated with the transfer of various GE assets and liabilities not included in our historical combined statements of financial position (including the transfer of certain pension and employee benefit obligations associated with our active, retired, and other former employees from GE);

•

the post-Spin-Off capital structure, including; (i) the issuance of 453,926,139 shares of common stock, where at least 80.1% of the outstanding shares were distributed to holders of GE common stock in connection with the Spin-Off and GE retained up to 19.9% and (ii) the incurrence of $10.25 billion of indebtedness at an estimated weighted-average interest rate of 5.6%;

•	the impact of the Tax Matters Agreement entered into with GE in connection with the Spin-Off;

•

the impact of the Transition Services Agreement and other commercial agreements entered into with GE in connection with the Spin-Off (see “Certain Relationships and Related Transactions—Related Person Transactions and Other Information—Agreements with GE”);

•	transaction and incremental income and costs incurred as an autonomous entity and specifically related to the Spin-Off;

•	other adjustments described in the notes to the unaudited pro forma condensed combined financial statements; and

•	management adjustments which consist of reasonably estimated transaction effects expected to occur.

The 2022 pro forma statement of income was prepared in accordance with Article 11 of Regulation S-X. In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (the “Final Rule”). The Final Rule became effective on January 1, 2021 and the 2022 pro forma statement of income herein is presented in accordance therewith. The 2022 pro forma statement of income is presented for informational purposes only and does not purport to represent what our results of operations actually would have been had the Pro Forma Transactions occurred on the dates indicated, or to project our financial performance for any future period. The 2022 pro forma statement of income is based on information and assumptions, which are described in the accompanying notes.

Our historical combined statement of income for the year ended December 31, 2022, which was the basis for the 2022 pro forma statement of income, was prepared on a carve-out basis as we did not operate as a stand-alone entity for the entirety of the period presented. Accordingly, such financial information reflects an allocation of certain corporate costs, such as finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that are either specifically identifiable or clearly applicable to GE HealthCare. See Note 1, “Organization and Basis of Presentation” and Note 17, “Related Parties” to the audited combined financial statements included elsewhere in this prospectus for further information on the allocation of corporate costs.

The 2022 pro forma statement of income has been prepared to include transaction accounting (including the impact of changes to our legal entity structure as result of the Spin-Off), autonomous entity and management adjustments to reflect the results of operations as if we were a stand-alone entity. Transaction adjustments have been presented to show the impact and associated cost as a result of the legal separation from GE, including the estimated expenses associated with the incurrence of indebtedness, transfer of additional pension and employee benefit obligations, and the Tax Matters Agreement. Autonomous entity adjustments have been presented to show the impact of items such as the Transition Services Agreement, lease arrangements with third parties and GE, and incremental costs expected to be incurred as an autonomous entity. In addition, we have provided a presentation of management adjustments that we believe are necessary to enhance an understanding of the pro forma effects of the transaction. Actual future costs incurred may differ from these estimates.

The 2022 pro forma statement of income shown below should be read in conjunction with the sections of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Certain Relationships and Related Transactions” as well as the audited combined financial statements and the unaudited condensed consolidated and combined financial statements, and the corresponding notes included elsewhere in this prospectus. For factors that could cause actual results to differ materially from those presented in the 2022 pro forma statement of income, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2022

($ in millions except share and per share amounts)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Sales of products	$12,044	$—		$—		$12,044
Sales of services	6,297	—		—		6,297

Total revenues	18,341	—		—		18,341

Cost of products	7,975	—		—		7,975
Cost of services	3,187	—		—		3,187

Gross profit	7,179	—		—		7,179

Selling, general and administrative	3,631	6	(a)	134	(g),(h),(i)	3,771
Research and development	1,026	—		—		1,026

Total operating expenses	4,657	6		134		4,797

Operating income	2,522	(6)		(134)		2,382

Interest and other financial charges—net	77	534	(b)	—		611
Non-operating benefit (income) costs	(5)	(80	)(c)	—		(85)
Other (income) expense—net	(62)	22	(a)	—		(40)

Income from continuing operations before income taxes	2,512	(482)		(134)		1,896
Provision for income taxes	(563)	113	(d)	32	(j)	(418)

Net income from continuing operations	1,949	(369)		(102)		1,478
Income from discontinued operations, net of taxes	18	—		—		18

Net income	1,967	(369)		(102)		1,496
Net (income) loss attributable to noncontrolling interests	(51)	—		—		(51)

Net income attributable to GE HealthCare	$1,916	$(369)		$(102)		$1,445

Earnings per share of common stock
Basic & Dilutive
Continuing operations	(e), (f)	$2.74
Discontinued operations	(f)	0.04

Earnings per share	(e), (f)	$2.78

Weighted-average number of common shares outstanding
Basic & Dilutive	(f)	453,926,139

The accompanying notes are an integral part of the unaudited pro forma condensed combined statement of income.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The 2022 pro forma statement of income for the year ended December 31, 2022 includes the following adjustments:

Transaction Accounting Adjustments:

(a)

Reflects the addition of estimated expenses related to obligations of active and former employees transferred from GE to GE HealthCare at Spin-Off. Expenses associated with these obligations were $28 million for the year ended December 31, 2022.

(b)

Reflects the addition of estimated incremental interest expense related to the debt issuances incurred by GE HealthCare on November 22, 2022, the estimated interest expense related to the drawdown of the $2.0 billion Term Loan Facility on January 3, 2023, the amortization of original issue discount and deferred debt issuance costs, and certain Euro to U.S. Dollar cross currency interest rate swap arrangements with a notional amount of $2.0 billion. Interest expense was calculated assuming constant debt levels throughout the period. A 0.125 point change to the annual interest rate on the $2.0 billion Term Loan Facility would change interest expense by approximately $3 million for the year ended December 31, 2022. Refer to the below table for further details on specific adjustments:

($ in millions)	Year ended December 31, 2022
Interest expense on debt	$522
Amortization of original issue discount and deferred debt issuance costs	12

Total Interest and other financial charges—net	$534

(c)

We have accounted for our participation in the GE sponsored pension and other postretirement plans as participation in a multi-employer plan historically and as such only service costs for these plans were allocated based primarily on our participation in the plans. In connection with the Spin-Off, GE transferred to us plan assets and obligations primarily associated with our active, retired, and other former GE employees in certain jurisdictions and we will provide the benefits directly. This adjustment reflects incremental pro forma non-operating benefit (income) costs of $(80) million for the year ended December 31, 2022, related to the pension and postretirement benefit plans transferred to GE HealthCare. The actual assumed related expenses (benefits) could change significantly from our estimates.

(d)

Reflects the tax effects of the transaction pro forma adjustments at the applicable statutory tax rates and the expected effects of the Separation and Distribution Agreement, changes to our legal entity structure in anticipation of the Spin-Off and stand-alone effects within the respective jurisdictions. This adjustment was determined by applying the respective statutory tax rates to pre-tax pro forma adjustments in jurisdictions where valuation allowances were not required. The applicable tax rates could be impacted (either higher or lower) depending on many factors subsequent to the Spin-Off including the profitability in local jurisdictions and the legal entity structure implemented subsequent to the Spin-Off and may be materially different from the pro forma results.

(e)

Reflects an adjustment of $183 million for certain redeemable noncontrolling interest to the current redemption value due to redemption provisions that are triggered upon a change of control, which is assumed to be probable at the time of Spin-Off. The adjustment to Redeemable noncontrolling interest is treated as a deemed preferred dividend in the earnings per share computation for the year ended December 31, 2022.

(f)

The weighted-average number of shares used to compute pro forma basic and dilutive earnings per share for the year ended December 31, 2022 is 453,926,139, on the basis of one share of our common stock for every three shares of GE common stock outstanding as of January 3, 2023 and the 19.9% interest in the outstanding shares of our common stock that is owned by GE at the time of the Spin-Off, pursuant to the Separation and Distribution Agreement. The computation of basic and diluted earnings per common share for all pre-spin periods was calculating using the same number of common shares outstanding since no GE HealthCare equity awards were outstanding as of the Distribution Date.

Autonomous Entity Adjustments:

(g)

Reflects the net impact of lease arrangements with third parties and sublease arrangements with GE for facilities that have been entered into at Spin-Off. We will begin recognizing incremental sublease income net of expenses from GE and third parties of $1 million for the year ended December 31, 2022, and will present net sublease income in Selling, general and administrative.

(h)

Pursuant to the Transition Services Agreement and the Trademark License Agreement we entered into with GE, we will incur incremental expenses above the previous allocation of GE corporate costs, primarily related to certain digital technology services, people operations support, and trademark license costs of $60 million for the year ended December 31, 2022.

(i)

As part of the Spin-Off, GE will incur additional non-recurring costs for the development of technological infrastructure on behalf of GE HealthCare. These costs are expected to be incurred within one year of the Spin-Off. Upon the Spin-Off, we recorded a prepaid asset of approximately $75 million representing the value to be received from such development activities necessary for separation. The related non-cash non-recurring expense of approximately $75 million has been recorded in Selling, general and administrative for the year ended December 31, 2022.

(j)

Reflects the tax effects of the autonomous entity pro forma adjustments at the applicable statutory tax rates and the expected effects of the Separation and Distribution Agreement and the Tax Matters Agreement, or stand-alone effects within the respective jurisdictions. This adjustment was determined by applying the respective statutory tax rates to pre-tax pro forma adjustments in jurisdictions where valuation allowances were not required. The applicable tax rates could be impacted (either higher or lower) depending on many factors subsequent to the Spin-Off including, but not limited to, the profitability in local jurisdictions and the legal entity structure implemented subsequent to the Spin-Off and may be materially different from the pro forma results.

Management Adjustments:

We have elected to present management adjustments to the pro forma financial information and included all adjustments necessary for a fair statement of such information. Following the Spin-Off, we expect to incur incremental costs as a stand-alone entity in certain of our corporate support functions (e.g., finance, accounting, tax, treasury, IT, HR, and legal, among others). We received the benefit of economies of scale as a business unit within GE’s overall centralized model; however, in establishing these independent support functions, the expenses will be higher than the prior shared allocation.

As a stand-alone public company, we expect to incur certain costs in addition to those incurred pursuant to the Transition Services Agreement as described in note (i) and other transaction and autonomous entity adjustments noted above, including costs resulting from:

•

One-time and non-recurring expenses associated with Spin-Off and stand-up of functions required to operate as a stand-alone public entity. These non-recurring costs primarily relate to system implementation costs, business and facilities separation, applicable employee related costs, development of our brand, and other matters; and.

•

Recurring and ongoing costs required to operate new functions required for a public company such as external reporting, internal audit, treasury, investor relations, board of directors and officers, stock administration, and expanding the services of existing functions such as information technology, finance, supply chain, human resources, legal, tax, facilities, branding, security, government relations, community outreach, and insurance.

We expect to incur these costs beginning at Spin-Off, with one-time costs expected to be incurred over a period of twelve to twenty-four months post Spin-Off. We estimated that we would incur approximately $341 million of total expenses (including one-time expenses of approximately $228 million and recurring expenses of $113 million) for the year ended December 31, 2022.

We estimated these additional expenses by assessing the resources and associated one-time and recurring costs each function (e.g., finance, IT, HR, etc.) will require to stand up and operate GE HealthCare as a stand-alone public company. We expect to fill any shortfalls to the estimated required resources in addition to the services provided by GE under the Transition Services Agreement through additional hiring or incremental vendor and other third-party spend.

The additional expenses have been estimated based on assumptions that our management believes are reasonable. However, actual additional costs that will be incurred could be different from the estimates and would depend on several factors, including the economic environment, results of contractual negotiations with third party vendors, ability to execute on proposed separation plans, and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology, and infrastructures. In addition, adverse effects and limitations including those discussed in the section entitled “Risk Factors” to this document may impact actual costs incurred. We may also decide to increase or reduce resources or invest more heavily in certain areas in the future, which may differentiate the management adjustments even further from actual costs incurred in the future.

These management adjustments include forward-looking information that is subject to the safe harbor protections of the Exchange Act. The tax effect has been determined by applying the respective statutory tax rates to the aforementioned adjustments in jurisdictions where valuation allowances were not required.

For the year ended December 31, 2022

($ in millions except share and per share amounts)	Net income	Basic & Dilutive earnings per share
Unaudited pro forma combined net income from continuing operations*	$1,478
Net (income) loss attributable to noncontrolling interests*	(51)
Deemed preferred dividend of redeemable noncontrolling interest	(183)

Unaudited pro forma combined net income from continuing operations attributable to GE HealthCare*	$1,244	$2.74
Management adjustments	(341)	(0.75)
Tax effect	81	0.18

Unaudited pro forma combined net income from continuing operations attributable to GE HealthCare after management adjustments	$984	$2.17

Weighted average number of common shares outstanding
Basic & Dilutive	453,926,139

*	As shown in the Unaudited Pro Forma Condensed Combined Statement of Income

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the condensed consolidated and combined financial statements and corresponding notes included elsewhere in this prospectus. The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of GE HealthCare for the three months ended March 31, 2023 and 2022 and the years ended December 31, 2022 and 2021. For additional information on the year ended December 31, 2020 and year-over-year comparisons to December 31, 2021, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-12B/A filed with the SEC on December 2, 2022. This discussion contains forward-looking statements that are based upon current expectations and are subject to uncertainty and changes in circumstances. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” Actual results may differ materially from these expectations, see “Cautionary Statement Concerning Forward-Looking Statements.”

The following tables are presented in millions of United States (“U.S.”) dollars unless otherwise stated, except for per-share amounts which are presented in U.S. dollars.

GE HealthCare’s operations are organized and managed through four reportable segments: Imaging, Ultrasound, Patient Care Solutions (“PCS”), and Pharmaceutical Diagnostics (“PDx”).

Business Overview

Our Business

GE HealthCare is a leading global medical technology, pharmaceutical diagnostics, and digital solutions innovator. We generate revenues from the sale of medical devices, single-use and consumable products, service capabilities, and digital solutions. Our customers are healthcare providers and researchers, including public, private, and academic institutions. Our products, services, and solutions enable clinicians to make more informed decisions quickly and efficiently, improving patient care from diagnosis to therapy to monitoring. We sell our products through a combination of a global sales force and a network of channel partners, including distributors and other third parties.

Trends and Factors Impacting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this document titled “Risk Factors.”

Key Trends Affecting Results of Operations

Manufacturing, Sourcing, and Supply Chain Management

Our suppliers must provide us with quality products in substantial quantities, in compliance with regulatory requirements, at acceptable costs and on a timely basis. Competition for resources throughout the supply chain, such as production and transportation capacities, has increased over the course of the last two years. Trends affecting the supply chain include the impact of increasing prices of labor and raw materials as well as limitations on capacity and increased cost of shipping. In addition, the announcement or imposition of any new or increased tariffs, duties, or taxes could adversely affect our supply chain.

COVID-19 Pandemic

Factors related directly and indirectly to the COVID-19 pandemic have been impacting operations and financial performance at varying levels across our business: refer to the respective segment sections below for further details on specific COVID-19 impacts on results.

We continue to actively monitor the pandemic, attempt to take steps to identify and mitigate the adverse impacts and risks to the business, and take appropriate actions to promote the safety of our employees, customers, and other business partners, including, as required, by government authorities.

Russia and Ukraine Conflict

The implications related to Russia’s invasion of Ukraine, both short- and long-term, are difficult to predict. While we cannot estimate the broader impact of this conflict on our business due to the high degree of uncertainty related to the dynamic nature of these events and the numerous potentially destabilizing economic, political, and geopolitical developments stemming from this conflict, these two countries represent a small portion of our business.

We had $158 million and $143 million of assets in or directly related to these two countries as of March 31, 2023, and December 31, 2022, respectively, none of which are subject to sanctions that impact the carrying value of the assets. We generated revenues of $78 million and $58 million from customers in these two countries for the three months ended March 31, 2023, and March 31, 2022, respectively. The potential inability to repatriate earnings from these two countries will not have a material impact on our ability to operate.

We continue to monitor the effects of Russia’s invasion of Ukraine, including the consideration of financial impact, cybersecurity risks, the applicability and effect of sanctions, and the employee base in Ukraine and Russia. Our Board, with management, will continue to assess whether developments related to the conflict have had, or are reasonably likely to have, a material impact on the Company.

Given the nature of our products, we do not believe that the current sanctions and other measures imposed by the U.S., European Union, and other countries preclude us from conducting business in Ukraine and Russia, as these sanctions provide for exemptions for medicines and medical devices. However, these constantly evolving measures and the geopolitical choices of some of our parts and logistics providers have made and will continue to make it more burdensome and costly to serve customers in Ukraine and Russia. We continue to monitor contract manufacturing activities for the local market. We have discontinued sales and services to all military customers in Russia and, based on the ongoing review of our remaining activities in Russia, we continue sales and services to private medical institutions and certain government customers in Russia, such as government-owned hospitals, in accordance with applicable sanctions. With the current uncertainty in Russia and Ukraine and to ensure continuity of supply of our products and services to our customers, we are closely monitoring the performance of our suppliers and sub-tier suppliers. In addition, we are monitoring the impact of the potential Russian oil supply and energy interruptions in Europe on the capacity of our facilities and of our suppliers. To mitigate these risks, we are utilizing strategic inventory of materials and finished goods and additional sources of supply.

Seasonality

Our revenues and operating profits vary from quarter to quarter. Revenues in the fourth quarter have historically been higher than in other quarters due to the spending patterns of our customers. In addition, Cash provided from operating activities is typically higher in the fourth quarter sequentially as inventories are lower as a result of higher revenues.

Transition to Standalone Company

Relationship with GE

GE Healthcare Holding LLC was formed as a Delaware limited liability corporation on May 16, 2022 for the purpose of receiving, pursuant to a reorganization, all of the assets of GE’s Healthcare business. On December 29, 2022, GE Healthcare Holding LLC converted into a Delaware corporation pursuant to a statutory conversion and was renamed GE HealthCare Technologies Inc. On January 3, 2023, GE distributed shares representing approximately 80.1% of GE HealthCare Technologies Inc.’s outstanding common stock to holders of record of GE’s common stock as of the close of business on December 16, 2022 (the “Distribution”), in a Spin-Off that is tax-free for U.S. federal tax purposes. The Spin-Off was subject to receipt of a private letter ruling, received November 1, 2022, from the tax authorities to the effect that the Distribution and certain related transactions will qualify as tax-free to GE and its stockholders under Sections 355 and 368 of the Code. Following the Distribution, GE HealthCare Technologies Inc. became an independent, publicly traded company. For additional information, see Note 1, “Organization and Basis of Presentation” to our unaudited condensed consolidated and combined financial statements.

GE HealthCare utilized allocations and carve-out methodologies through the date of the Spin-Off to prepare historical financial statements. The historical financial statements herein for periods prior to the Spin-Off may not be indicative of our future performance, do not necessarily include the actual expenses that would have been incurred by us, and may not reflect our results of operations, financial position, and cash flows had we been a separate, stand-alone company during the historical periods presented. For additional information, see Note 1, “Organization and Basis of Presentation” to the audited combined financial statements and Note 1, “Organization and Basis of Presentation” to the unaudited condensed consolidated and combined financial statements.

Historically, we have relied on GE to manage certain aspects of our operations and provide us certain services, the costs of which have historically been either allocated or directly billed to us. Historical costs for such services may not necessarily reflect the actual expenses we would have incurred, or will incur, as an independent company. In connection with the Spin-Off, we entered into the Separation and Distribution Agreement with GE as well as other agreements with GE, including a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement, a Trademark License Agreement and Intellectual Property Cross License Agreements, as described in “Certain Relationships and Related Transactions, and Director Independence.” We generally expect to be able to utilize GE’s services for a transitional period following the Spin-Off before we replace these services over time with services supplied either internally or by third parties. The expenses for the services we will receive from GE initially and then internally or by third parties may vary from the historical costs directly billed and allocated to us for the same services. We will face challenges as we transition to becoming a stand-alone public company, including the establishment of new functions that were previously provided by GE. Addressing the needs that arise from becoming a stand-alone company will require significant resources, including time and attention from our senior management and others throughout the Company. We will continue to monitor potential separation dis-synergies, as we may lose the benefit of the scale and buying power of GE, and we anticipate incurring one-time costs associated with creating our own capabilities.

Stand-Alone Company Expenses

As a result of the Spin-Off, we are subject to the requirements of the federal and state securities laws and stock exchange requirements. We have begun to establish additional procedures and practices as a stand-alone public company. As a result, we have started to and will continue to incur additional costs related to external reporting, internal audit, treasury, investor relations, Board of Directors and officers, and stock administration.

Pension and Other Benefit-Related Liabilities

In connection with the Spin-Off, on January 1, 2023 GE transferred certain plan liabilities and assets to GE HealthCare. The amounts related to the plans assumed by GE HealthCare on January 1, 2023, in addition to the existing GE HealthCare plans, are shown in the table below.

Postretirement Benefit Plans

	Projected benefit obligations	Fair value of plan assets	Funded status - surplus (deficit)
GE HealthCare Pension Plan	$15,968	$14,860	$(1,108)
GE HealthCare Supplementary Pension Plan	2,032	—	(2,032)
Other Pension Plans	3,743	4,048	305
Retiree Benefit Plans	1,210	—	(1,210)

Total transferred plans	$22,953	$18,908	$(4,045)
Plans sponsored by GE HealthCare(a)	703	425	(278)

Total postretirement benefit plans	$23,656	$19,333	$(4,323)

(a)	Refer to Note 9, “Postretirement Benefit Plans” to the unaudited condensed consolidated and combined financial statements for further information.

Compensation

We expect to institute competitive compensation policies and programs as an independent public company. The expense for these policies and programs will increase from the compensation expense allocated by GE in our combined financial statements and related notes, driven primarily by higher cash and stock compensation to retain employees and align more closely with industry peers.

Summary of Key Performance Measures

Management reviews and analyzes several key performance measures including Total revenues, Remaining Performance Obligations (“RPO”), Operating income, Net income attributable to GE HealthCare, Earnings per share—continuing operations, and Cash flow from operations. Management also reviews and analyzes Organic revenue*, Adjusted Earnings Before Interest and Taxes* (“Adjusted EBIT*”), Adjusted net income*, Adjusted earnings per share*, and Free cash flow*, which are non-GAAP financial measures. These measures are reviewed and analyzed in order to evaluate our business performance, identify trends affecting our business, allocate capital, and make strategic decisions, including those discussed below. The non-GAAP financial measures should be considered along with the most directly comparable U.S. generally accepted account principles (“U.S. GAAP”) financial measures. Definitions of these non-GAAP financial measures, a discussion of why we believe they are useful to management and investors as well as certain of their limitations, and reconciliations to their most directly comparable U.S. GAAP financial measures are provided below under “Non-GAAP Financial Measures.”

Total Revenues

	For the three months ended March 31
	2023	2022	% change	% organic* change
Total revenues	$4,707	$4,343	8%	12%

Total revenues were $4,707 million for the three months ended March 31, 2023, an increase of $364 million, or 8% as reported and 12% organically* from the three months ended March 31, 2022, primarily driven by growth across all segments. See “Total revenues” section below for further information.

*	Non-GAAP financial measure.

	For the years ended December 31
	2022	2021	% change	% organic* change
Total revenues	$18,341	$17,585	4%	7%

Total revenues were $18,341 million for the year ended December 31, 2022, an increase of $756 million, or 4% as reported and 7% organically* from the year ended December 31, 2021, primarily driven by increases in Imaging and Ultrasound revenues. See “Total revenues” section below for further information.

Remaining Performance Obligations

	As of March 31, 2023	As of December 31, 2022	% change
Products	$4,966	$4,992	(1)%
Services	9,524	9,351	2%

Total RPO	$14,490	$14,343	1%

RPO represents the estimated revenue expected from customer contracts that are partially or fully unperformed inclusive of amounts deferred in contract liabilities, excluding contracts, or portions thereof, that provide the customer with the ability to cancel or terminate without incurring a substantive penalty. RPO as of March 31, 2023 increased 1% from December 31, 2022, primarily due to the timing of multi-year service contract renewals in the U.S.

	As of December 31
	2022	2021	% change
Products	$4,992	$4,543	10%
Services	9,351	10,028	(7)%

Total RPO	$14,343	$14,571	(2)%

RPO as of December 31, 2022 decreased 2% to $14,343 million from December 31, 2021, primarily due to the timing of multi-year service contract renewals in the U.S., partially offset by an increase in product orders in the U.S., China, and Europe.

Business Performance

	For the three months ended March 31
	2023	2022	% change
Operating income	$559	$509	10%
Net income attributable to GE HealthCare	372	389	(4)%
Adjusted EBIT*	664	599	11%
Adjusted net income*	388	437	(11)%

Operating income was $559 million for the three months ended March 31, 2023, an increase of $50 million or 10% from the three months ended March 31, 2022. Net income attributable to GE HealthCare was $372 million for the three months ended March 31, 2023, a decrease of $17 million or 4% from the three months ended March 31, 2022. The increase in Operating income was mainly attributable to an increase in Total revenues, partially offset by increased costs associated with being a standalone company and planned Research and Development (“R&D”) investments. The decrease in Net income attributable to GE HealthCare was mainly

*	Non-GAAP financial measure

driven by increased interest expense on our indebtedness, partially offset by an increase in Non-operating benefit income.

Adjusted EBIT* was $664 million for the three months ended March 31, 2023, an increase of $65 million or 11% from the three months ended March 31, 2022. Adjusted net income* was $388 million for the three months ended March 31, 2023, a decrease of $49 million or 11% from the three months ended March 31, 2022. The increase of Adjusted EBIT* was mainly attributable to an increase in Operating income. The decrease in Adjusted net income* was primarily driven by increased interest expense on our indebtedness, partially offset by the increase in Operating income. See “Operating income, Net Income Attributable to GE HealthCare, Adjusted EBIT*, and Adjusted Net Income*” below for further information.

	For the years ended December 31
	2022	2021	% change
Operating income	$2,522	$2,795	(10)%
Net income attributable to GE HealthCare	1,916	2,247	(15)%
Adjusted EBIT*	2,861	3,172	(10)%
Adjusted net income*	2,103	2,347	(10)%

Operating income was $2,522 million for the year ended December 31, 2022, a decrease of $273 million or 10% from the year ended December 31, 2021. Net income attributable to GE HealthCare was $1,916 million for the year ended December 31, 2022, a decrease of $331 million or 15% from the year ended December 31, 2021. This was mainly attributable to inflationary cost pressures and planned increases in Research and development and commercial investments, partially offset by an increase in Total revenues.

Adjusted EBIT* was $2,861 million for the year ended December 31, 2022, a decrease of $311 million or 10% from the year ended December 31, 2021. Adjusted net income* was $2,103 million for the year ended December 31, 2022, a decrease of $244 million or 10% from the year ended December 31, 2021. This was mainly attributable to a decrease in Operating income. See “Operating income, Net Income Attributable to GE HealthCare, Adjusted EBIT*, and Adjusted Net Income*” below for further information.

Cash Flow

	For the three months ended March 31
	2023	2022	% change
Cash from (used for) operating activities—continuing operations	$468	$468	—%
Free cash flow*	325	371	(12)%

Cash generated from operating activities—continuing operations was $468 million for the three months ended March 31, 2023 and 2022.

Free cash flow* was $325 million for the three months ended March 31, 2023, a decrease of $46 million or 12% from the three months ended March 31, 2022, primarily driven by a decrease in accounts payable, an increase in company funded benefit payments for postretirement benefit plans, and an increase in additions to Property, Plant, and Equipment (“PP&E”), partially offset by a decrease in inventory, a decrease in current receivables and lower cash taxes paid.

	For the years ended December 31
	2022	2021	% change
Cash from (used for) operating activities—continuing operations	$2,134	$1,607	33%
Free cash flow*	1,828	2,827	(35)%

*	Non-GAAP Financial Measure

Cash generated from operating activities—continuing operations was $2,134 million for the year ended December 31, 2022, an increase of $527 million or 33% from the year ended December 31, 2021. Cash generated in the year ended December 31, 2022 was higher as compared to the year ended December 31, 2021, primarily driven by $1,453 million lower impact from the discontinuation of factoring programs in 2021 and an increase in accounts payable partially offset by an increase in receivables excluding the impact of factoring programs, a decrease in Net income from continuing operations, and higher cash taxes paid mainly due to mandatory capitalization of research and development costs under the Tax Cuts and Jobs Act (“TCJA”) beginning in 2022.

Free cash flow* was $1,828 million for the year ended December 31, 2022, a decrease of $999 million or 35% from the year ended December 31, 2021, primarily driven by an increase in receivables excluding the impact of factoring programs, a decrease in Net income from continuing operations, and higher cash taxes paid mainly due to mandatory capitalization of research and development costs under the TCJA beginning in 2022.

Results of Operations for the three months ended March 31, 2023, compared with the three months ended March 31, 2022

The following tables set forth our results of operations for each of the periods presented:

Condensed Consolidated and Combined Statements of Income

	For the three months ended March 31
	2023	2022
Sales of products	$3,131	$2,787
Sales of services	1,576	1,556

Total revenues	4,707	4,343

Cost of products	2,037	1,914
Cost of services	779	751

Gross profit	1,891	1,678

Selling, general, and administrative	1,062	931
Research and development	270	238

Total operating expenses	1,332	1,169

Operating income	559	509

Interest and other financial charges—net	136	4
Non-operating benefit (income) costs	(115)	(2)
Other (income) expense—net	(8)	(26)

Income from continuing operations before income taxes	546	533
Benefit (provision) for income taxes	(163)	(131)

Net income	383	402

Net (income) attributable to noncontrolling interests.	(11)	(13)

Net income attributable to GE HealthCare	$372	$389

*	Non-GAAP Financial Measure

Total Revenues

Revenues by Segment

	For the three months ended March 31
	2023	2022	% change	% organic* change
Segment revenues
Imaging	$2,496	$2,311	8%	12%
Ultrasound	859	815	5%	10%
PCS	781	716	9%	11%
PDx	558	484	15%	19%
Other(a)	13	17

Total revenues	$4,707	$4,343	8%	12%

(a)

Financial information not presented within the reportable segments, shown within the Other category, represents the HealthCare Financial Services (“HFS”) business which does not meet the definition of an operating segment.

Revenues by Region

	For the three months ended March 31
	2023	2022	% change
USCAN	$2,083	$1,943	7%
EMEA	1,168	1,092	7%
China region	672	569	18%
Rest of World	784	739	6%

Total revenues	$4,707	$4,343	8%

For the three months ended March 31, 2023

Total revenues were $4,707 million for the three months ended March 31, 2023, growing 8% or $364 million as reported and 12% organically*. The reported growth was primarily due to Sales of products growing 12% or $344 million as reported, driven by growth across all segment revenues.

The segment revenues were as follows:

•

Imaging segment revenues were $2,496 million for the three months ended March 31, 2023, growing 8% or $185 million as reported due to an increase in Organic revenue*, partially offset by unfavorable foreign currency impacts. Organic revenue* grew 12% primarily due to growth in MR and MI/CT product lines due to supply chain fulfillment improvements and new product introductions;

•

Ultrasound segment revenues were $859 million for the three months ended March 31, 2023, growing 5% or $44 million as reported due to an increase in Organic revenue*, partially offset by unfavorable foreign currency impacts. Organic revenue* grew 10% primarily due to growth in cardiovascular, general imaging, and women’s health products primarily due to new product introductions and supply chain fulfillment improvements;

•

PCS segment revenues were $781 million for the three months ended March 31, 2023, growing 9% or $65 million as reported due to an increase in Organic revenue*, partially offset by unfavorable foreign currency impacts. Organic revenue* grew 11% with growth across all product lines driven by supply chain fulfillment improvements; and

*	Non-GAAP Financial Measure

•

PDx segment revenues were $558 million for the three months ended March 31, 2023, growing 15% or $74 million as reported due to an increase in Organic revenue*, partially offset by unfavorable foreign currency impacts. Organic revenue* grew 19%, with a growth in sales volume of our products seen across all regions.

The regional revenues were as follows:

•	USCAN revenues were $2,083 million for the three months ended March 31, 2023, growing 7% or $140 million as reported due to growth across all segment revenues;

•

EMEA revenues were $1,168 million for the three months ended March 31, 2023, growing 7% or $76 million as reported due to growth in Imaging and PDx revenues, partially offset by unfavorable foreign currency impacts;

•

China region revenues were $672 million for the three months ended March 31, 2023, growing 18% or $103 million as reported due to growth across all segment revenues, partially offset by unfavorable foreign currency impacts; and

•

Rest of World revenues were $784 million for the three months ended March 31, 2023, growing 6% or $45 million as reported due to growth in Imaging and PDx revenues, partially offset by unfavorable foreign currency impacts.

*	Non-GAAP Financial Measure

Results of Operations for the years ended December 31, 2022 and 2021

The following tables set forth our results of operations for each of the periods presented:

Combined Statements of Income

	For the years ended December 31
	2022	2021
Sales of products	$12,044	$11,165
Sales of services	6,297	6,420

Total revenues	18,341	17,585

Cost of products	7,975	7,196
Cost of services	3,187	3,215

Gross profit	7,179	7,174

Selling, general, and administrative	3,631	3,563
Research and development	1,026	816

Total operating expenses	4,657	4,379

Operating income	2,522	2,795

Interest and other financial charges—net	77	40
Non-operating benefit (income) costs	(5)	3
Other (income) expense—net	(62)	(123)

Income from continuing operations before income taxes	2,512	2,875
Benefit (provision) for income taxes	(563)	(600)

Net income from continuing operations	1,949	2,275

Income (loss) from discontinued operations, net of taxes	18	18
Net income	1,967	2,293

Net (income) loss attributable to noncontrolling interests.	(51)	(46)

Net income attributable to GE HealthCare	$1,916	$2,247

Per share data:
Basic and diluted earnings per share—continuing operations(a)	$4.18	$4.91
Basic and diluted earnings per share—discontinued operations(a)	$0.04	$0.04

(a)

On January 3, 2023, there were approximately 454 million shares of GE HealthCare common stock outstanding, including the 19.9% interest in our outstanding shares of common stock retained by GE following the Distribution. The computation of basic and diluted earnings per common share for all periods through December 31, 2022 was calculated using this same number of common shares outstanding since no GE HealthCare equity awards were outstanding as of the Distribution Date and is net of Net (income) loss attributable to noncontrolling interest which is fully associated with continuing operations.

Total Revenues

Revenues by Segment

	For the years ended December 31
	2022	2021	% change	% organic* change
Segment revenues
Imaging	$9,985	$9,433	6%	10%
Ultrasound	3,422	3,172	8%	6%
PCS	2,916	2,915	0%	3%
PDx	1,958	2,018	(3)%	2%
Other(a)	60	47

Total revenues	$18,341	$17,585	4%	7%

(a)

Financial information not presented within the reportable segments, shown within the Other category, represents the HealthCare Financial Services (“HFS”) business which does not meet the definition of an operating segment.

Revenues by Region

	For the years ended December 31
	2022	2021	% change
USCAN(a)	$8,130	$7,373	10%
EMEA	4,684	4,535	3%
China region(b)	2,531	2,690	(6)%
Rest of World	2,996	2,987	0%

Total revenues	$18,341	$17,585	4%

(a)	Includes revenue from the United States and Canada.
(b)	Includes revenue from China, Taiwan, Mongolia, and Hong Kong.

For the year ended December 31, 2022

Total revenues were $18,341 million for the year ended December 31, 2022, growing 4% or $756 million as reported and 7% organically*. The reported growth was due to Sales of products growing 8% or $879 million, primarily driven by increases in Imaging and Ultrasound revenues. Sales of services decreased 2% or $123 million, primarily driven by unfavorable foreign currency impacts.

The segment revenues performance were as follows:

•

Imaging segment revenues were $9,985 million for the year ended December 31, 2022, growing 6% or $552 million as reported due to an increase in Organic revenue*, partially offset by unfavorable foreign currency impacts. Organic revenue* grew 10% primarily due to growth in MR and MI/CT product lines due to new product introductions as well as supply chain fulfillment improvements;

•

Ultrasound segment revenues were $3,422 million for the year ended December 31, 2022, growing 8% or $250 million as reported due to the acquisition of BK Medical and an increase in Organic revenue*, partially offset by unfavorable foreign currency impacts. Organic revenue* grew 6% primarily due to growth in Radiology and Primary Care and Women’s Health product lines due to new product introductions and increased pricing of our products, in part to offset inflation;

*	Non-GAAP Financial Measure

•

PCS segment revenues were $2,916 million for the year ended December 31, 2022, flat versus the prior year as reported due to an increase in Organic revenue*, offset by unfavorable foreign currency impacts. Organic revenue* grew 3% primarily due to growth in Anesthesia and Maternal Infant Care product lines, partially offset by a decrease in COVID-19 related ventilator volume; and

•

PDx segment revenues were $1,958 million for the year ended December 31, 2022, decreasing 3% or $60 million as reported due to unfavorable foreign currency impacts, partially offset by an increase in Organic revenue*. Organic revenue* grew 2% primarily due to growth in sales volume of our products, partially offset by China related impacts.

The regional revenues performance were as follows:

•

USCAN revenues were $8,130 million for the year ended December 31, 2022, growing 10% or $757 million as reported due to growth across all segments as well as the acquisition of BK Medical within Ultrasound;

•

EMEA revenues were $4,684 million for the year ended December 31, 2022, growing 3% or $149 million as reported due to growth in Imaging revenues and the acquisition of BK Medical within Ultrasound, partially offset by unfavorable foreign currency impacts;

•

China region revenues were $2,531 million for the year ended December 31, 2022, decreasing 6% or $159 million as reported due to a decrease of PDx and Imaging revenues primarily due to the impact of COVID-19 driven disruptions and unfavorable foreign currency impacts; and

•

Rest of World revenues were $2,996 million for the year ended December 31, 2022, flat versus the prior year as reported due to growth in Imaging and Ultrasound revenues, partially offset by unfavorable foreign currency impacts and a decrease in PCS revenues primarily due to the impact of COVID-19 driven disruptions.

OPERATING INCOME, NET INCOME ATTRIBUTABLE TO GE HEALTHCARE, ADJUSTED EBIT*, AND ADJUSTED NET INCOME*

	For the three months ended March 31
	2023	% of Total revenues	2022	% of Total revenues	% change
Operating income	$559	11.9%	$509	11.7%	10%
Net income attributable to GE HealthCare	372	7.9%	389	9.0%	(4)%
Adjusted EBIT*	664	14.1%	599	13.8%	11%
Adjusted net income*	388	8.2%	437	10.1%	(11)%

For the three months ended March 31, 2023

Operating income was $559 million for the three months ended March 31, 2023, an increase of $50 million and 20 basis points as a percentage of Total revenues. The increase as a percent of Total revenues was due to the following factors:

•

Cost of products sold increased $123 million but decreased 360 basis points as a percent of Sales of products. The decrease as a percent of sales was driven by cost productivity initiatives and an increase in pricing of our products, partially offset by continued cost inflation. Cost of services sold increased $28 million or 110 basis points as a percent of Sales of services. The increase as a percent of sales was driven by cost inflation, partially offset by cost productivity initiatives and an increase in pricing of our service offerings. Included in our total cost of revenue for the three months ended March 31, 2023, as part of our product investment, was $110 million in engineering costs for design follow-through on new product introductions and product lifecycle maintenance subsequent to the initial product launch, compared to $105 million for the three months ended March 31, 2022; and

*	Non-GAAP Financial Measure

•

Total operating expenses increased $163 million due to an increase in Selling, general, and administrative (“SG&A”) expense of $131 million driven by increased costs associated with both the stand-up and operation as a standalone company and investment in commercial teams and an increase in planned R&D investments of $32 million. As a result, SG&A as a percentage of Total revenues increased by 120 basis points and R&D as a percentage of Total revenues increased by 20 basis points.

Net income attributable to GE HealthCare and Net income margin was $372 million and 7.9% for the three months ended March 31, 2023, a decrease of $17 million and 110 basis points, primarily due to the following factors:

•	Operating income increased $50 million, as discussed above;

•

Interest and other financial charges – net increased $132 million primarily due to interest expense related to the debt securities issued by GE HealthCare in November of 2022 and the Term Loan Facility drawn upon in January of 2023;

•	Non-operating benefit (income) costs increased $113 million primarily related to the pension plans transferred to GE HealthCare as part of the Spin-Off; and

•

Provision for income taxes increased $32 million primarily due to taxes accrued for the repatriation of current earnings as well as a one-time charge for prior period earnings of certain of our foreign subsidiaries. For additional detail regarding our income taxes, and Note 10, “Income Taxes” to the unaudited condensed consolidated and combined financial statements.

Adjusted EBIT* and Adjusted EBIT margin* were $664 million and 14.1% for the three months ended March 31, 2023, an increase of $65 million and 30 basis points, respectively, primarily due to an increase in Operating income as discussed above.

Adjusted net income* was $388 million for the three months ended March 31, 2023, a decrease of $49 million primarily due to higher Interest and other financial charges – net, partially offset by an increase in Operating income as discussed above.

	For the years ended December 31
	2022	% of Total revenues	2021	% of Total revenues	% change
Operating income	$2,522	13.8%	$2,795	15.9%	(10)%
Net income attributable to GE HealthCare	1,916	10.4%	2,247	12.8%	(15)%
Adjusted EBIT*	2,861	15.6%	3,172	18.0%	(10)%
Adjusted net income*	2,103	11.5%	2,347	13.3%	(10)%

For the year ended December 31, 2022

Operating income was $2,522 million for the year ended December 31, 2022, a decrease of $273 million or 210 basis points as a percentage of Total revenues due to the $756 million increase in Total revenues being more than offset by the following factors:

•

Cost of products sold increased $779 million or 170 basis points as a percent of Sales of products. The increase as a percent of sales was driven by cost inflation in material and logistics, partially offset by an increase in pricing of our products and cost productivity benefits from engineering design improvements. Cost of services sold decreased $28 million but increased 50 basis points as a percent of Sales of services. The increase as a percent of sales was driven by cost inflation in materials and labor, partially offset by cost productivity initiatives and an increase in pricing of our service offerings. Included in our total cost of revenue for the year ended December 31, 2022, as part of our product

*	Non-GAAP Financial Measure

investment, was $429 million in engineering costs for design follow-through on new product introductions and product lifecycle maintenance subsequent to the initial product launch, compared to $386 million for the year ended December 31, 2021; and

•

Total operating expenses increased $278 million due to an increase in planned Research and development (“R&D”) investments of $210 million and an increase in Selling, general, and administrative (“SG&A”) expense of $68 million due to increased investment in commercial teams and marketing programs partially offset by a benefit from the remeasurement of contingent consideration related to acquisitions. As a result, R&D as a percentage of Total revenues increased by 100 basis points and SG&A as a percentage of Total revenues decreased by 50 basis points.

Net income attributable to GE HealthCare was $1,916 million for the year ended December 31, 2022, a decrease of $331 million primarily due to the following factors:

•	Operating income decreased $273 million, as discussed above;

•	Other (income) expense—net decreased $61 million in 2022 primarily due to investment revaluations on equity investments;

•	Interest and other financial charges—net increased $37 million in 2022 primarily due to interest expense on the debt securities issued by GE HealthCare in November of 2022; and

•

The decrease in net income was partially offset by a decrease in Provision for income taxes of $37 million primarily due to lower income before taxes and geographical mix of earnings. For additional detail regarding our income taxes, please see “Critical Accounting Estimates” below and Note 11, “Income Taxes” to the audited combined financial statements.

Adjusted EBIT* and Adjusted EBIT margin* were $2,861 million and 15.6% for the year ended December 31, 2022, a decrease of $311 million and 240 basis points, respectively, primarily due to a decrease in Operating income and a decrease in Other (income) expense—net as discussed above.

Adjusted net income* was $2,103 million for the year ended December 31, 2022, a decrease of $244 million due to a decrease in Operating income and higher Interest and other financial charges—net, partially offset by lower Provision for income taxes as discussed above.

EARNINGS PER SHARE AND ADJUSTED EARNINGS PER SHARE*

On January 3, 2023, there were approximately 454 million shares of GE HealthCare common stock outstanding, including the 19.9% interest in our outstanding shares of common stock retained by GE following the Distribution. The computation of basic and diluted earnings per common share for all periods through December 31, 2022 was calculated using this same number of common shares outstanding since no GE HealthCare equity awards were outstanding as of the Distribution Date and is net of Net (income) loss attributable to noncontrolling interest which is fully associated with continuing operations.

Earnings per Share and Adjusted Earnings per Share*

	For the year ended December 31
	2022	2021	$ change
Per share data:
Basic and diluted earnings per share—continuing operations	$4.18	$4.91	$(0.73)
Adjusted basic and diluted earnings per share*	4.63	5.17	(0.54)

*	Non-GAAP Financial Measure

For the year ended December 31, 2022

Basic and diluted earnings per share—continuing operations was $4.18 for the year ended December 31, 2022, a decrease of $0.73 primarily due to a decrease of $331 million in Net income attributable to GE HealthCare as discussed above.

Adjusted basic and diluted earnings per share* was $4.63 for the year ended December 31, 2022, a decrease of $0.54 due to a decrease of $244 million in Adjusted net income* as discussed above.

RESULTS OF OPERATIONS—SEGMENTS

We report our business in four reportable segments (Imaging, Ultrasound, PCS, and PDx) and we evaluate their operating performance using revenue and Segment EBIT. We exclude from Segment EBIT certain corporate-related expenses and certain transactions or adjustments that our Chief Operating Decision Maker (which is our Chief Executive Officer) considers to be non-operational, such as interest expenses, income tax expenses, restructuring costs, acquisition and disposition related charges (benefits), Spin-Off and separation costs, Non-operating benefit (income) costs, gain/loss of business dispositions/divestments, amortization of acquisition-related intangible assets, Net (income) loss attributable to noncontrolling interests, Income (loss) from discontinued operations, net of taxes, and investment revaluation gain/loss. See “Results of Operations” section above for discussion on the performance of segments on revenue.

Segment EBIT

	For the three months ended March 31
	2023	% of segment revenues	2022	% of segment revenues	% change
Segment EBIT
Imaging	$191	7.7%	$206	8.9%	(7)%
Ultrasound	207	24.1%	192	23.6%	8%
PCS	109	14.0%	65	9.1%	68%
PDx	155	27.8%	138	28.5%	12%
Other(a)	2		(2)

	$664		$599		11%

(a)

Financial information not presented within the reportable segments, shown within the Other category, represents the HFS business and certain other investments which do not meet the definition of an operating segment.

For the three months ended March 31, 2023

•

Imaging Segment EBIT was $191 million for the three months ended March 31, 2023, a decrease of $15 million due to cost inflation, planned investments, and mix between our product and service offerings, partially offset by productivity initiatives, an increase in price and growth in sales volume;

•

Ultrasound Segment EBIT was $207 million for the three months ended March 31, 2023, an increase of $15 million due to growth in sales volume, cost productivity and an increase in price, partially offset by cost inflation and planned investments;

•

PCS Segment EBIT was $109 million for the three months ended March 31, 2023, an increase of $44 million due to cost productivity and an increase in price, partially offset by cost inflation and planned investments; and

*	Non-GAAP Financial Measure

•

PDx Segment EBIT was $155 million for the three months ended March 31, 2023, an increase of $17 million due to an increase in price, growth in sales volume, and cost productivity, partially offset by cost inflation and planned investments.

	For the years ended December 31
	2022	% of segment revenues	2021	% of segment revenues	% change
Segment EBIT
Imaging	$1,100	11.0%	$1,240	13.1%	(11)%
Ultrasound	908	26.5%	885	27.9%	3%
PCS	341	11.7%	356	12.2%	(4)%
PDx	520	26.6%	693	34.3%	(25)%
Other(a)	(8)		(2)

	$2,861		$3,172		(10)%

(a)

Financial information not presented within the reportable segments, shown within the Other category, represents the HFS business and certain other investments which do not meet the definition of an operating segment.

For the year ended December 31, 2022

•

Imaging Segment EBIT was $1,100 million for the year ended December 31, 2022, a decrease of $140 million due to cost inflation as well as planned R&D and commercial investments, partially offset by a growth in sales volume and an increase in pricing of our products, in part to offset inflation;

•

Ultrasound Segment EBIT was $908 million for the year ended December 31, 2022, an increase of $23 million due to an increase in pricing of our products, in part to offset inflation, and growth in sales volume supported by new product introductions, partially offset by planned R&D and commercial investments and cost inflation;

•

PCS Segment EBIT was $341 million for the year ended December 31, 2022, a decrease of $15 million due to cost inflation as well as planned R&D investments, partially offset by an increase in pricing of our products, in part to offset inflation; and

•	PDx Segment EBIT was $520 million for the year ended December 31, 2022, a decrease of $173 million due to China-related impacts and cost inflation, partially offset by a growth in sales volume.

Non-GAAP Financial Measures

The non-GAAP financial measures presented in this prospectus are supplemental measures of our performance and our liquidity that we believe help investors understand our financial condition, cash flows, and operating results and assess our future prospects. We believe that presenting these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, are important supplemental measures that exclude non-cash or other items that may not be indicative of or related to our core operating results and the overall health of our company. We believe that these non-GAAP financial measures provide investors greater transparency to the information used by management for its operational decision-making and allows investors to see our results “through the eyes of management.” We further believe that providing this information assists our investors in understanding our operating performance and the methodology used by management to evaluate and measure such performance. When read in conjunction with our U.S. GAAP results, these non-GAAP financial measures provide a baseline for analyzing trends in our underlying businesses and can be used by management as one basis for making financial, operational, and planning decisions. Finally, these measures are often used by analysts and other interested parties to evaluate companies in our industry.

The non-GAAP financial measures we report include:

Organic revenue and Organic revenue growth rate

We believe that Organic revenue and Organic revenue growth rate, by excluding the effect of acquisitions, dispositions, and foreign currency rate fluctuations, provide management and investors with additional understanding of our core, top-line operating results and greater visibility into underlying revenue trends of our established, ongoing operations. Organic revenue and Organic revenue growth rate also provide greater insight regarding the overall demand for our products and services.

Adjusted EBIT and Adjusted EBIT margin

We believe Adjusted EBIT and Adjusted EBIT margin provide management and investors with additional understanding of our business by highlighting the results from ongoing operations and the underlying profitability factors. These metrics exclude interest expense, interest income, non-operating benefit (income) costs, and tax expense, as well as unique and/or non-cash items, that can have a material impact on our results. In addition, we may from time to time consider excluding other nonrecurring items to enhance comparability between periods. We believe this provides additional insight into how our businesses are performing, on a normalized basis. However, Adjusted EBIT and Adjusted EBIT margin should not be construed as inferring that our future results will be unaffected by the items for which the measure adjusts.

Adjusted net income

We believe Adjusted net income provides investors with improved comparability of underlying operating results and a further understanding and additional transparency regarding how we evaluate our business. Adjusted net income also provides management and investors with additional perspective regarding the impact of certain significant items on our earnings. Adjusted net income excludes non-operating benefit (income) costs, certain tax expense adjustments, and unique and/or non-cash items, that can have a material impact on our results. In addition, we may from time to time consider excluding other nonrecurring items to enhance comparability between periods. However, Adjusted net income should not be construed as inferring that our future results will be unaffected by the items for which the measure adjusts.

Adjusted earnings per share

We believe Adjusted earnings per share provides investors with improved comparability of underlying operating results and a further understanding and additional transparency regarding how we evaluate our business. Adjusted earnings per share also provides management and investors with additional perspective regarding the impact of certain significant items on our per share earnings. Adjusted earnings per share excludes non-operating benefit (income) costs, certain tax expense adjustments, and unique and/or non-cash items, that can have a material impact on our results. In addition, we may from time to time consider excluding other nonrecurring items to enhance comparability between periods. However, Adjusted earnings per share should not be construed as inferring that our future results will be unaffected by the items for which the measure adjusts.

Free cash flow

We believe that Free cash flow provides management and investors with an important measure of our ability to generate cash on a normalized basis. Free cash flow also provides insight into our flexibility to allocate capital, including reinvesting in the Company for future growth, paying down debt, paying dividends, and pursuing other opportunities that may enhance stockholder value. Free cash flow is Cash from (used for) operating activities - continuing operations including cash flows related to the additions and dispositions of PP&E and internal -use software as well as the impact of discontinued factoring programs. The cash flow from operating activity impacted by factoring programs, discontinued in 2021, represents the cash that we would have otherwise collected in the period had customer receivables not been previously sold to GE in those discontinued programs. We believe investors may find it useful to compare Free cash flow performance without the effects of the factoring program discontinuation. Our historical Free cash flow includes interest expense associated with the internal and external factoring of current receivables and other financial charges. Interest expense associated with external debt that was historically held by GE is not recognized in the combined financial statements and related notes. Additionally, Free cash flow does not represent residual cash flows available for discretionary expenditures, due to the fact the measures do not deduct the payments required for debt repayments.

Non-GAAP Reconciliations

Management recognizes that these non-GAAP financial measures have limitations, including that they may be calculated differently by other companies or may be used under different circumstances or for different purposes, thereby affecting their comparability from company to company. In order to compensate for these and the other limitations discussed below, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with U.S. GAAP. Readers should review the reconciliations below and should not rely on any single financial measure to evaluate our business. The reconciliations of each non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure are provided below.

Organic Revenue*

	For the three months ended March 31
	2023	2022	% change
Imaging revenues	$2,496	$2,311	8%
Less: Acquisitions(a)	—	—
Less: Dispositions(b)	—	—
Less: Foreign currency exchange	(98)	—

Imaging Organic revenue*	$2,594	$2,311	12%

Ultrasound revenues	$859	$815	5%
Less: Acquisitions(a)	—	—
Less: Dispositions(b)	—	—
Less: Foreign currency exchange	(40)	—

Ultrasound Organic revenue*	$899	$815	10%

PCS revenues	$781	$716	9%
Less: Acquisitions(a)	—	—
Less: Dispositions(b)	—	—
Less: Foreign currency exchange	(17)	—

PCS Organic revenue*	$798	$716	11%

*	Non-GAAP Financial Measure

	For the three months ended March 31
	2023	2022	% change
PDx revenues	$558	$484	15%
Less: Acquisitions(a)	—	—
Less: Dispositions(b)	—	—
Less: Foreign currency exchange	(19)	—

PDx Organic revenue*	$577	$484	19%

Other revenues	$13	$17	(24)%
Less: Acquisitions(a)	—	—
Less: Dispositions(b)	—	—
Less: Foreign currency exchange	—	—

Other Organic revenue*	$13	$17	(24)%

Total revenues	$4,707	$4,343	8%
Less: Acquisitions(a)	—	—
Less: Dispositions(b)	—	—
Less: Foreign currency exchange	(174)	—

Organic revenue*	$4,881	$4,343	12%

(a)	Represents revenues attributable to acquisitions from the date we completed the transaction through the end of four quarters following the transaction.
(b)	Represents revenues attributable to dispositions for the four quarters preceding the disposition date.

	For the years ended December 31
	2022	2021	% change
Imaging revenues	$9,985	$9,433	6%
Less: Acquisitions(a)	—	—
Less: Dispositions(b)	—	—
Less: Foreign currency exchange	(413)	—

Imaging Organic revenue*	$10,398	$9,433	10%

Ultrasound revenues	$3,422	$3,172	8%
Less: Acquisitions(a)	237	—
Less: Dispositions(b)	—	—
Less: Foreign currency exchange	(182)	—

Ultrasound Organic revenue*	$3,367	$3,172	6%

PCS revenues	$2,916	$2,915	—%
Less: Acquisitions(a)	—	—
Less: Dispositions(b)	—	—
Less: Foreign currency exchange	(73)	—

PCS Organic revenue*	$2,989	$2,915	3%

PDx revenues	$1,958	$2,018	(3)%
Less: Acquisitions(a)	2	—
Less: Dispositions(b)	—	—
Less: Foreign currency exchange	(100)	—

PDx Organic revenue*	$2,056	$2,018	2%

*	Non-GAAP Financial Measure

	For the years ended December 31
	2022	2021	% change
Other revenues	$60	$47	28%
Less: Acquisitions(a)	—	—
Less: Dispositions(b)	—	—
Less: Foreign currency exchange	(3)	—

Other Organic revenue*	$63	$47	34%

Total revenues	$18,341	$17,585	4%
Less: Acquisitions(a)	239	—
Less: Dispositions(b)	—	—

Less: Foreign currency exchange	(771)	—

Organic revenue*	$18,873	$17,585	7%

(a)	Represents revenues attributable to acquisitions from the date we completed the transaction through the end of four quarters following the transaction.
(b)	Represents revenues attributable to dispositions for the four quarters preceding the disposition date.

Adjusted EBIT*

	For the three months ended March 31
	2023	2022	% change
Net income attributable to GE HealthCare	$372	$389	(4)%
Add: Interest and other financial charges—net	136	4
Add: Non-operating benefit (income) costs	(115)	(2)
Less: Benefit (provision) for income taxes	(163)	(131)
Less: Net (income) attributable to noncontrolling interests	(11)	(13)

EBIT*	$567	$534	6%

Add: Restructuring costs(a)	12	12
Add: Acquisition and disposition related charges (benefits)(b)	1	15
Add: Spin-Off and separation costs(c)	58	—
Add: (Gain)/loss of business dispositions/divestments(d)	—	(3)
Add: Amortization of acquisition-related intangible assets	31	33
Add: Investment revaluation (gain)/loss(e)	(5)	8

Adjusted EBIT*	$664	$599	11%
Net income margin	7.9%	9.0%	(110	) bps
Adjusted EBIT margin*	14.1%	13.8%	30	bps

(a)	Consists of severance, facility closures, and other charges associated with restructuring programs.
(b)

Consists of legal, consulting, and other transaction and integration fees, and adjustments to contingent consideration, as well as other purchase accounting related charges and other costs directly related to the transactions.

(c)	Costs incurred in the Spin-Off and separation from GE, including system implementations, audit and advisory fees, legal entity separation, Founders Grant equity awards, and other one-time costs.

*	Non-GAAP Financial Measure

(d)	Consists of gains and losses resulting from the sale of assets and investments.
(e)	Primarily relates to valuation adjustments for equity investments.

	For the years ended December 31
	2022	2021	% change
Net income attributable to GE HealthCare	$1,916	$2,247	(15)%
Add: Interest and other financial charges—net	77	40
Add: Non-operating benefit (income) costs	(5)	3
Less: Benefit (provision) for income taxes	(563)	(600)
Less: Income (loss) from discontinued operations, net of taxes	18	18
Less: Net (income) loss attributable to noncontrolling interests	(51)	(46)

EBIT*	$2,584	$2,918	(11)%

Add: Restructuring costs(a)	146	155
Add: Acquisition and disposition related charges (benefits)(b)	(34)	14
Add: Spin-Off and separation costs(c)	14	—
Add: (Gain)/loss of business dispositions/divestments(d)	(1)	(2)
Add: Amortization of acquisition-related intangible assets	121	90
Add: Investment revaluation (gain)/loss(e)	31	(3)

Adjusted EBIT*	$2,861	$3,172	(10)%
Net income margin	10.4%	12.8%	(240	) bps
Adjusted EBIT margin*	15.6%	18.0%	(240	) bps

(a)	Consists of severance, facility closures, and other charges associated with historical restructuring programs.
(b)

Consists of legal, consulting, and other transaction and integration fees, and adjustments to contingent consideration, as well as other purchase accounting related charges and other costs directly related to the transactions.

(c)	Costs incurred in the Spin Off and separation from GE, including system implementations, audit and advisory fees, legal entity separation, and other one-time costs.
(d)	Consists of gains and losses resulting from the sale of assets and investments.
(e)	Primarily relates to valuation adjustments for equity investments.

*	Non-GAAP Financial Measure

Adjusted Net Income*

	For the three months ended March 31
	2023	2022	% change
Net income attributable to GE HealthCare	$372	$389	(4)%
Add: Non-operating benefit (income) costs	(115)	(2)
Add: Restructuring costs(a)	12	12
Add: Acquisition and disposition related charges (benefits)(b)	1	15
Add: Spin-Off and separation costs(c)	58	—
Add: (Gain)/loss of business dispositions/divestments(d)	—	(3)
Add: Amortization of acquisition-related intangible assets	31	33
Add: Investment revaluation (gain)/loss(e)	(5)	8
Add: Tax effect of reconciling items	4	(15)
Add: Certain tax adjustments(f)	30	—

Adjusted net income*	$388	$437	(11)%

(a)	Consists of severance, facility closures, and other charges associated with restructuring programs.
(b)

Consists of legal, consulting, and other transaction and integration fees, and adjustments to contingent consideration, as well as other purchase accounting related charges and other costs directly related to the transactions.

(c)	Costs incurred in the Spin-Off and separation from GE, including system implementations, audit and advisory fees, legal entity separation, Founders Grant equity awards, and other one-time costs.
(d)	Consists of gains and losses resulting from the sale of assets and investments.
(e)	Primarily relates to valuation adjustments for equity investments.
(f)

Consists of certain income tax adjustments, including the accrual of a deferred tax liability on the prior period earnings of certain of our foreign subsidiaries for which we are no longer permanently reinvested.

	For the years ended December 31
	2022	2021	% change
Net income attributable to GE HealthCare	$1,916	$2,247	(15)%
Add: Non-operating benefit (income) costs	(5)	3
Add: Restructuring costs(a)	146	155
Add: Acquisition and disposition related charges (benefits)(b)	(34)	14
Add: Spin-Off and separation costs(c)	14	—
Add: (Gain)/loss of business dispositions/divestments(d)	(1)	(2)
Add: Amortization of acquisition-related intangible assets	121	90
Add: Investment revaluation (gain)/loss(e)	31	(3)
Add: Tax effect of reconciling items	(67)	(62)
Less: Certain tax adjustments(f)	—	77
Less: Income (loss) from discontinued operations, net of taxes	18	18

Adjusted net income*	$2,103	$2,347	(10)%

(a)	Consists of severance, facility closures, and other charges associated with historical restructuring programs.

*	Non-GAAP Financial Measure

(b)

Consists of legal, consulting, and other transaction and integration fees, and adjustments to contingent consideration, as well as other purchase accounting related charges and other costs directly related to the transactions.

(c)	Costs incurred in the Spin-Off and separation from GE, including system implementations, audit and advisory fees, legal entity separation, and other one-time costs.
(d)	Consists of gains and losses resulting from the sale of assets and investments.
(e)	Primarily relates to valuation adjustments for equity investments.
(f)	Consists of certain income tax adjustments, such as the impact of tax legislation and the establishment or reversal of significant deferred tax asset valuation allowances.

Adjusted Earnings Per Share*

(In dollars, except per shares outstanding presented in millions)	For the three months ended March 31
	2023	2022	$ change
Diluted earnings per share—continuing operations	$0.41	$0.86	$(0.45)
Add: Deemed preferred stock dividend of redeemable noncontrolling interest	0.40	—
Add: Non-operating benefit (income) costs	(0.25)	(0.00)
Add: Restructuring costs(a)	0.03	0.03
Add: Acquisition and disposition related charges (benefits)(b)	0.00	0.03
Add: Spin-Off and separation costs(c)	0.13	—
Add: (Gain)/loss of business dispositions/divestments(d)	—	(0.01)
Add: Amortization of acquisition-related intangible assets	0.07	0.07
Add: Investment revaluation (gain)/loss(e)	(0.01)	0.02
Add: Tax effect of reconciling items	0.01	(0.03)
Add: Certain tax adjustments(f)	0.07	—

Adjusted earnings per share*(g)	$0.85	$0.96	$(0.11)
Diluted weighted-average shares outstanding	457	454

(a)	Consists of severance, facility closures, and other charges associated with restructuring programs.
(b)

Consists of legal, consulting, and other transaction and integration fees, and adjustments to contingent consideration, as well as other purchase accounting related charges and other costs directly related to the transactions.

(c)	Costs incurred in the Spin-Off and separation from GE, including system implementations, audit and advisory fees, legal entity separation, Founders Grant equity awards, and other one-time costs.
(d)	Consists of gains and losses resulting from the sale of assets and investments.
(e)	Primarily relates to valuation adjustments for equity investments.
(f)

Consists of certain income tax adjustments, including the accrual of a deferred tax liability on the prior period earnings of certain of our foreign subsidiaries for which we are no longer permanently reinvested.

(g)	Adjusted earnings per share* amounts are computed independently, thus, the sum of per-share amounts may not equal the total.

*	Non-GAAP Financial Measure

	For the years ended December 31
	2022	2021	$ change
Basic and diluted earnings per share—continuing operations	$4.18	$4.91	$(0.73)
Add: Non-operating benefit (income) costs	(0.01)	0.01
Add: Restructuring costs(a)	0.32	0.34
Add: Acquisition and disposition related charges (benefits)(b)	(0.07)	0.03
Add: Spin-Off and separation costs(c)	0.03	—
Add: (Gain)/loss of business dispositions/divestments(d)	(0.00)	(0.00)
Add: Amortization of acquisition-related intangible assets	0.27	0.20
Add: Investment revaluation (gain)/loss(e)	0.07	(0.01)
Add: Tax effect of reconciling items	(0.15)	(0.14)
Less: Certain tax adjustments(f)	—	0.17

Adjusted basic and diluted earnings per share*(g)	$4.63	$5.17	$(0.54)

(a)	Consists of severance, facility closures, and other charges associated with historical restructuring programs.
(b)

Consists of legal, consulting, and other transaction and integration fees, and adjustments to contingent consideration, as well as other purchase accounting related charges and other costs directly related to the transactions.

(c)	Costs incurred in the Spin-Off and separation from GE, including system implementations, audit and advisory fees, legal entity separation, and other one-time costs.
(d)	Consists of gains and losses resulting from the sale of assets and investments.
(e)	Primarily relates to valuation adjustments for equity investments.
(f)	Consists of certain income tax adjustments, such as the impact of tax legislation and the establishment or reversal of significant deferred tax asset valuation allowances.
(g)	Adjusted earnings per share* amounts are computed independently, thus, the sum of per-share amounts may not equal the total.

Free Cash Flow*

	For the three months ended March 31
	2023	2022	% change
Cash from (used for) operating activities— continuing operations	$468	$468	—%
Add: Additions to PP&E and internal-use software	(143)	(100)
Add: Dispositions of PP&E	—	3

Free cash flow*	$325	$371	(12)%

	For the years ended December 31
	2022	2021	% change
Cash from (used for) operating activities—continuing operations	$2,134	$1,607	33%
Add: Additions to PP&E and internal-use software	(310)	(248)
Add: Dispositions of PP&E	4	15
Add: Impact of discontinued factoring programs(a)	—	1,453

Free cash flow*	$1,828	$2,827	(35)%

*	Non-GAAP Financial Measure

(a)

Adjustment to present net cash flows from operating activities from continuing operations had we not factored receivables with GE’s Working Capital Solutions (“WCS”). Factoring of receivables with WCS was discontinued by the end of 2021.

Liquidity and Capital Resources

As of March 31, 2023, our Cash, cash equivalents, and restricted cash balance was $2,327 million. We have historically generated positive cash flows from operating activities from continuing operations. Additionally, we have access to Revolving Credit Facilities of $3,500 million in aggregate, described in detail in Note 8, “Borrowings” to the unaudited condensed consolidated and combined financial statements. Historically, we relied on cash pooling arrangements and our Cash, cash equivalents, and restricted cash are held and used solely for our ongoing operations and commitments.

Upon completion of the Spin-Off, we ceased participation in GE cash pooling arrangements and our Cash, cash equivalents, and restricted cash are held and used solely for our own ongoing operations and commitments.

We believe that our existing balance of Cash, cash equivalents, and restricted cash, future cash generated from operating activities, access to capital markets, and existing credit facilities will be sufficient to meet the needs of our current and ongoing operations, pay taxes due, service our existing debt, and fund investments for at least the next 12 months.

The following table summarizes our cash flows for the periods presented:

Cash Flow

	For the three months ended March 31
	2023	2022
Cash from (used for) operating activities—continuing operations	$468	$468
Cash from (used for) investing activities—continuing operations	(266)	(100)
Cash from (used for) financing activities—continuing operations	673	(420)
Free cash flow*	325	371

Operating Activities

Cash generated from operating activities from continuing operations was $468 million for the three months ended March 31, 2023 and $468 million for the three months ended March 31, 2022.

Cash generated from operating activities in the three months ended March 31, 2023, included Net income of $383 million, non-cash charges for depreciation and amortization of $157 million, and $72 million outflow from changes in assets and liabilities, primarily driven by an increase in inventory and an increase in company funded benefit payments for postretirement benefit plans, partially offset by an increase in contract liabilities and an increase in accounts payable.

Cash generated from operating activities in the three months ended March 31, 2022 included Net income of $402 million, non-cash charges for depreciation and amortization of $159 million, and $93 million outflow from changes in assets and liabilities, primarily driven by an increase in inventory, an increase in current receivables, and higher cash taxes paid, partially offset by an increase in accounts payable.

*	Non-GAAP Financial Measure

Investing Activities

Cash used for investing activities from continuing operations was $266 million for the three months ended March 31, 2023 and $100 million for the three months ended March 31, 2022.

Cash used for investing activities in the three months ended March 31, 2023, primarily included additions to PP&E of $143 million related primarily to new product introductions and manufacturing capacity expansion and purchases of businesses, net of cash acquired of $127 million related primarily to Caption Health, Inc. (“Caption Health”). On February 17, 2023, we acquired Caption Health, an AI company whose technology expands access to AI-guided ultrasound screening for novice users.

Cash used for investing activities from continuing operations was $100 million in the three months ended March 31, 2022, and included additions to PP&E of $100 million related primarily to new product introductions and manufacturing capacity expansion.

Financing Activities

Cash generated from financing activities from continuing operations was $673 million for the three months ended March 31, 2023 and cash used for financing activities from continuing operations was $420 million for the three months ended March 31, 2022. Cash used for financing activities included $1,317 million and $391 million of transfers to GE in the three months ended March 31, 2023 and 2022, respectively, offset by newly issued debt of $2,000 million in the three months ended March 31, 2023.

Free cash flow*

Free cash flow* was $325 million for the three months ended March 31, 2023 and $371 million for the three months ended March 31, 2022. Free cash flow* decreased $46 million primarily due to a decrease in accounts payable, an increase in the company funded benefits payments for postretirement benefit plans, and an increase in additions to PP&E, partially offset by a decrease in inventory, a decrease in current receivables, and lower cash taxes paid.

Capital Expenditures

Cash used for capital expenditures was $143 million and $100 million for the three months ended March 31, 2023 and 2022, respectively. Capital expenditures were primarily for manufacturing capacity expansion, equipment and tooling for new and existing products, and purchased software.

Material Cash Requirements

In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. Information regarding our obligations under lease, debt, and purchase arrangements are provided in Note 8, “Borrowings” and Note 13, “Commitments, Guarantees, Product Warranties, and Other Loss Contingencies,” to the unaudited condensed consolidated and combined financial statements as well as Note 7, “Leases” to the audited combined financial statements. Additionally, we have material cash requirements related to our pension obligations as described in Note 9, “Postretirement Benefit Plans,” to the unaudited condensed consolidated and combined financial statements.

Debt and Credit Facilities

As part of our capital structure, we have incurred debt. The servicing of this debt will be supported by cash flows from our operations. As of March 31, 2023, we had $10,239 million of total debt compared to $8,250 million as of December 31, 2022.

*	Non-GAAP Financial Measure

The increase in our total debt as of March 31, 2023 was driven by the completion of a $2,000 million drawdown of the Term Loan Facility in connection with the Spin-Off from GE. The average interest rate during the period from January 3, 2023 through March 31, 2023 was 5.94%.

Our credit facilities include the 5-Year Revolving Credit Facility that provides borrowings of up to $2,500 million expiring in November 2028, and the 364-Day Revolving Credit Facility that provides borrowings of up to $1,000 million expiring in November 2023.

For additional details on debt and credit facilities, see Note 8, “Borrowings” to the unaudited condensed consolidated and combined financial statements.

Access to Capital and Credit Ratings

We have historically relied, via GE, on the debt capital markets to fund a significant portion of our operations. Concurrent with our Spin-Off, we accessed the capital markets and raised $10,250 million of debt by issuing $8,250 million of senior unsecured notes in November 2022, and completed a drawdown of Term Loan Facility of $2,000 million in January 2023. In addition, we were able to arrange revolving credit facilities of $3,500 million to further support our liquidity needs. We plan to continue to rely on capital markets, and we expect to have access to credit facilities to fund operations. The cost and availability of debt financing will be influenced by our credit ratings and market conditions. Moody’s Investors Service (“Moody’s”), Standard and Poor’s Global Ratings (“S&P”), and Fitch Ratings (“Fitch”) currently issue ratings on our long-term debt. Our credit ratings as of the date of this filing are set forth in the table below.

	Moody’s	S&P	Fitch
Long-term rating	Baa2	BBB	BBB
Outlook	Stable	Stable	Stable

We are disclosing our credit ratings to enhance understanding of our sources of liquidity and the effects of our ratings on our costs of funds and access to liquidity. Our ratings may be subject to a revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

During the first quarter of 2023, the financial markets experienced a disruption due to certain bank failures. We have not experienced any material financial impact from this disruption. We will continue to monitor the situation and take action accordingly. We believe that our financing arrangements, future cash from operations, and access to capital markets will provide adequate resources to fund our future cash flow needs.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting standards, see Note 2, “Summary of Significant Accounting Policies” to the audited combined financial statements and Note 1, “Organization and Basis of Presentation” to the unaudited condensed consolidated and combined financial statements appearing elsewhere in this prospectus.

Critical Accounting Estimates

Our financial results are affected by the selection and application of accounting policies and methods. We have adopted accounting policies to prepare our condensed consolidated and combined financial statements in conformity with U.S. GAAP.

To prepare our condensed consolidated and combined financial statements in accordance with U.S. GAAP, management makes estimates and assumptions that may affect the reported amounts of our assets and liabilities, including our contingent liabilities, as of the date of our condensed consolidated and combined financial statements and the reported amounts of our revenues and expenses during the reporting periods. Our actual results may differ from these estimates. We consider estimates to be critical (i) if we are required to make assumptions about material matters that are uncertain at the time of estimation or (ii) if materially different estimates could have been made or it is reasonably likely that the accounting estimate will change from period to period. The following are areas considered to be critical and require management’s judgment: Revenue Recognition, Business Combination Related Measurements, Pensions, and Income Taxes.

See Note 2, “Summary of Significant Accounting Policies” to the audited combined financial statements and Note 1, “Organization and Basis of Presentation” to the unaudited condensed consolidated and combined financial statements included elsewhere in this prospectus for further information on our significant accounting policies.

Revenue Recognition

Our revenues are recorded based on the consideration specified in customer contracts net of any sales incentives, discounts, returns, chargebacks, group purchasing organization fees, rebates, or credits, which are accounted for as estimated variable consideration. Our estimates for these deductions are based upon historical experience and consider current and forecasted market trends. We record the estimated amounts as a reduction to revenue when we recognize the related product or service sale.

Chargebacks are a form of variable consideration that occur when a contracted customer purchases through an intermediary wholesaler. The contracted customer generally purchases product from the wholesaler at its contracted price plus a mark-up. The wholesaler, in turn, charges us back for the difference between the price initially paid by the wholesaler and the contract price paid to the wholesaler by the contracted customer. A provision for chargebacks is recorded at the time we recognize revenue from the sale to the wholesaler and requires certain estimates such as the wholesaler chargeback rates, the expected sell-through levels by our wholesale customers to contracted customers, as well as estimated wholesaler inventory levels.

The amounts of variable consideration included in the net transaction price for revenue recognition are limited to the amounts that are estimated to be probable of occurrence to avoid a material revenue reversal in a future period. See Note 3, “Revenue Recognition” to the audited combined financial statements and Note 2 “Revenue Recognition” to the unaudited consolidated and condensed combined financial statements included elsewhere in this prospectus for further information on revenue recognition.

Business Combination Related Measurements

Our consolidated and combined financial statements include the operations of an acquired business starting from the completion of the combination. The assets acquired and liabilities assumed, including any contingent consideration we may be liable to pay in the future, are recorded on the date of the business combination at their respective estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill. Our business combinations typically result in the recognition of goodwill, developed technology, and other intangible assets, which affect the amount of future period amortization expense. The fair values of acquired intangible assets and liabilities are determined using information available at the business combination date based on estimates and assumptions that are deemed reasonable. Significant assumptions vary by the class of asset or liability and the valuation technique used and can include the discount rates, timing, and probability of achieving regulatory and commercialization milestones and certain assumptions that form the basis of the forecasted results of the acquired business including revenue, earnings before interest, taxes, depreciation and amortization, growth rates, royalty rates, and technology obsolescence rates. These assumptions are forward-looking and could be affected by future economic and market conditions. We engage third-party valuation specialists who review our critical assumptions and prepare the calculations of the fair value of acquired intangible assets in connection with significant business combinations.

In-process research and development (“IPR&D”) acquired as part of a business combination is initially capitalized at fair value when acquired and considered an indefinite-lived intangible asset and is subject to an annual impairment test. Determining whether an impairment loss occurred for indefinite-lived intangible assets involves calculating the fair value of the indefinite-lived intangible assets and comparing the fair value to the carrying value. If the fair value is less than the carrying value, the difference is recorded as an impairment loss. When the IPR&D project is complete, the asset is considered a finite-lived intangible asset and would be subject to a final impairment test at that date. Thereafter, the IPR&D asset is amortized over its estimated useful life and would be subject to impairment assessments in the same manner as all amortizing intangible assets.

See Note 8, “Acquisitions, Goodwill, and Other Intangible Assets” to the audited combined financial statements and Note 7, “Acquisitions, Goodwill, and Other Intangible Assets” to the unaudited condensed consolidated and combined financial statements included elsewhere in this prospectus for further information on our business combinations.

Pensions

We engage third-party actuaries to assist in the determination of pension obligations and related plan costs. We develop significant long-term assumptions including discount rates and the expected rate of return on assets in connection with our pension accounting. We recognize differences between the expected long-term return on plan assets, the actual return, and net actuarial gains and losses for the pension plan liabilities annually in the fourth quarter of each fiscal year and whenever a plan is determined to qualify for a remeasurement within the combined Statements of Comprehensive Income.

To determine the expected long-term rate of return on pension plan assets, we consider current and target asset allocations, as well as historical and expected returns on various categories of plan assets. In developing future long-term return expectations for our principal benefit plans’ assets, we formulate views on the future economic environment, both in the U.S. and abroad. We evaluate general market trends and historical relationships among a number of key variables that impact asset class returns such as expected earnings growth, inflation, valuations, yields, and spreads, using both internal and external sources. We also consider expected volatility by asset class and diversification across classes to determine expected overall portfolio results given current and target allocations.

For pension benefits and retiree health and life benefits transferred from GE on January 1, 2023, third-party actuaries were engaged to assist in the valuation of transferred pension assets and liabilities using assumptions provided by GE which the Company reviewed prior to recording in our consolidated financial statements. For details on the plans transferred by GE please refer to “Transition to Stand-alone Company” above.

See Note 10, “Postretirement Benefit Plans” to the audited combined financial statements and Note 9, “Postretirement Benefit Plans” to the unaudited condensed consolidated and combined financial statements included elsewhere in this prospectus for further information on our postretirement benefit plans.

Income Taxes

GE HealthCare is included in the combined U.S. federal, state, and foreign income tax returns of GE, where eligible. However, we have adopted the separate return approach for purposes of our combined financial statements. The income tax provisions and related deferred tax assets and liabilities reflected in our combined financial statements have been estimated as if we were a separate taxpayer.

Our annual tax expense is based on our income, statutory tax rates, and tax incentives available to us in the various jurisdictions in which we operate. Changes in existing tax laws or rates could significantly impact the estimate of our tax liabilities. Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings, and available tax planning strategies. These sources of income rely heavily on estimates; we use our historical experience as well as our short- and long-range business forecasts to provide insight.

Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the relevant taxing authorities based on the technical merits of the position. Our policy is to adjust these reserves when facts and circumstances change, such as the settlement or effective settlement of positions with the relevant taxing authorities. We have provided for the amounts we believe will ultimately result from these changes; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Such differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

See Note 11, “Income Taxes” to the audited combined financial statements and Note 10, “Income Taxes” to the unaudited condensed consolidated and combined financial statements included elsewhere in this prospectus for further information on income taxes.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk primarily from changes in interest rates and foreign currency exchange rates, which may impact future income, cash flows, and fair value of our business. In certain situations, we may seek to reduce cash flow volatility associated with changes in interest rates and foreign currency exchange rates by entering into financial arrangements intended to provide a hedge against a portion of the risks associated with such volatility. We continue to have exposure to such risks to the extent they are not hedged. We enter into derivative financial arrangements to the extent they meet the objective described above, and we do not use derivatives for trading or speculative purpose.

Foreign Currency Risk

As a result of our global operations, we generate and incur a significant portion of our revenues and expenses in currencies other than the U.S. dollar. Such principal currencies include the Euro, the Chinese Yuan, the Japanese Yen, the Norwegian Krone, and the British Pound Sterling, among others. The results of operating entities reported in currencies other than the U.S. dollar are translated to the U.S. dollar at the applicable exchange rate for inclusion in our consolidated and combined financial statements.

We use a number of techniques to manage the effects of currency exchange, including hedging of significant currency exposures. We use cash flow hedging primarily to reduce or eliminate the effects of foreign currency rate changes on purchase and sale contracts and economic hedges (which are not designated as hedges from an accounting standpoint) when we have exposures to currency exchange risk for which we are unable to meet the requirements for hedge accounting. In economic hedges, the hedging derivative impact is fully recognized in earnings in current periods. In cash flow hedges, the effective portion of the hedging derivative is offset in separate components of equity and ineffectiveness is recognized in earnings. As a result of the above mitigating activities, we have been able to significantly reduce financial impact volatility from currency fluctuations.

The foreign currency effect arising from operating activities outside of the U.S., including the remeasurement of derivatives, can result in significant transactional foreign currency fluctuations at points in time, but generally will be offset as the underlying hedged item is recognized in earnings. The global nature of our customer base and manufacturing footprint allows for the natural offset of certain income and costs denominated in foreign currencies. See Note 2, “Summary of Significant Accounting Policies” to the audited combined financial statements for net gains (losses) from foreign currency transactions for the years ended December 31, 2022, 2021, and 2020.

We use cross-currency swap derivative contracts to hedge translation exposure of net investments in foreign operations against adverse movements in exchange rates against the U.S dollar.

See Note 13, “Financial Instruments and Fair Value Measurements” to the audited combined financial statements and Note 12, “Financial Instruments and Fair Value Measurements” to the unaudited condensed consolidated and combined financial statements for further information about our risk exposures, our use of derivatives, and the effects of this activity on our consolidated and combined financial statements.

Interest Rate Risk

We are exposed to changes in interest rates, which primarily impact our borrowings and cash investments. We manage interest expense using a mixture of fixed-rate and variable-rate debt. As part of our 2022 funding actions, we incurred $8,250 million of fixed- rate debt as of December 31, 2022. A change in interest rates would impact the fair value of this debt, but would not directly impact our earnings or cash flows. On January 3, 2023, we completed a $2,000 million drawdown of the Term Loan Facility, which carries a variable interest rate. As a result, the primary direct interest rate exposure on our earnings and cash flows arises from the Term Loan Facility, which currently comprises approximately 20% of our total debt obligations. We began operations as an independent company with approximately $1,800 million of cash, cash equivalents, and restricted cash, which are invested in short-term investments that generate income based on a variable interest rate. A hypothetical change of interest rates by 100 basis points would increase or decrease our annual interest expense by approximately $20 million, partially offset by the change in interest income from our cash investments.

Commodity Risk

We rely upon supplies of certain raw materials including helium, iodine, and rare earth minerals. Worldwide demand, availability, and pricing of these raw materials have been volatile, and we expect that availability and pricing will continue to fluctuate in the future. If supply of these materials is restricted or if prices increase, this could constrain our manufacturing of affected products, reduce our profit margins, or otherwise adversely affect our business, our customers, and patients that may rely on our products.

Similarly, commodities and energy prices are subject to significant volatility. If the cost of certain commodities or of energy, shipping, or transportation increases and we are unable to pass along these costs to our customers, our profit margins would be adversely affected. Furthermore, increasing our prices to our customers could result in long-term sales declines or loss of market share if our customers find alternative suppliers, which could have a material adverse effect on our results of operations.

Disruptions in deliveries, capacity constraints, production disruptions up- or down-stream, price increases, or decreased availability of raw materials or commodities, including as a result of war, natural disasters, climate change-related physical and transitional risks, actual or threatened public health emergencies, or other business continuity events, adversely affect our operations and, depending on the length and severity of the disruption, can limit our ability to meet our commitments to customers or significantly impact our operating profit or cash flows.

OUR BUSINESS

Overview

GE HealthCare is a leading global medical technology, pharmaceutical diagnostics, and digital solutions innovator. We have approximately 50,000 employees dedicated to our mission to create a world where healthcare has no limits. We operate at the center of the healthcare ecosystem, enabling precision care by increasing health system capacity, enhancing productivity, digitizing healthcare delivery, and improving clinical outcomes while serving patients’ demand for greater efficiency, access, and personalized medicine. Our products, services, and solutions enable clinicians to make more informed decisions quickly and efficiently, improving patient care from diagnosis to therapy to monitoring. We have more than 125 years of experience and one of the strongest reputations in the global healthcare industry, built from our demonstrated record of delivering industry-defining innovation. This is complemented by our broad service capabilities and dedication to quality and integrity with a strong operational culture, deeply embedded in lean continuous improvement.

We generate revenue from the sale of medical devices, single-use and consumable products, service capabilities, and digital solutions. Precision care is expected to drive continued demand and opportunity for novel technologies and future innovation, as healthcare providers and researchers seek new solutions and tools for managing existing and new care pathways. The pursuit of precision care opportunities significantly expands our served industries to include integrated diagnostics, AI and machine learning-based clinical decision support, highly personalized therapies enabled by more precise diagnostics, and remote patient monitoring. The scale and breadth of our portfolio, combined with our innovation capabilities, position us to be a leading enabler of precision care.

GE HealthCare has extensive reach throughout the global healthcare system for medical technology, pharmaceutical diagnostics, and digital solutions, underpinned by resilient, sustainable practices and products, and a commitment to growing access to care. We serve customers in more than 160 countries with a global team of 10,000 sales professionals, 8,300 field service engineers, and a network of 43 manufacturing sites across 17 countries.

Our customers are healthcare providers and researchers, including public, private, and academic institutions that comprise an estimated $87 billion global industry growing at a mid-single digit Compound Annual Growth Rate (“CAGR”). We are organized into four business segments that are aligned with the industries we serve: Imaging, Ultrasound, Patient Care Solutions (“PCS”), and Pharmaceutical Diagnostics (“PDx”). Our portfolio of solutions addresses the biggest challenges facing healthcare providers and patients today, including helping to drive better patient outcomes and improved productivity for customers. These qualities foster strong trust, loyalty, and partnership with our global customer base.

GE HealthCare Technologies Inc., a Delaware corporation, completed its Spin-Off from GE on January 3, 2023. On January 4, 2023, our common stock began regular-way trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol “GEHC.” Our corporate headquarters are in Chicago, Illinois.

Our Segments

We develop, manufacture, and market a broad portfolio of products, services, and complementary digital solutions used in the diagnosis, treatment, and monitoring of patients. We have a large global installed base of medical imaging, ultrasound, and patient monitoring systems.

Our business is comprised of four segments that are aligned with the industries we serve:

Imaging Business

GE HealthCare is a global leader in medical imaging with a comprehensive portfolio of scanning devices, clinical applications, service capabilities, and digital solutions. Our Imaging portfolio spans the care continuum and provides critical tools for physicians from initial screening and diagnosis, through therapeutic decision-making, to monitoring of patient progression. Our products are essential in the delivery of care for a broad spectrum of clinical specialties, including oncology, cardiology, neurology, nuclear medicine, orthopedics, women’s health, pediatrics, and surgery.

Our Imaging portfolio is comprised of six product lines and associated service capabilities: Molecular Imaging (“MI”), Computed Tomography (“CT”), Magnetic Resonance (“MR”), Image-Guided Therapies, Women’s Health (“WH”), and X-ray. We manage our MI and CT product lines together (“MI/CT”) and our Women’s Health and X-ray product lines together (“WH/XR”).

•

MI enables the visualization, characterization, and quantification of functional processes taking place at the cellular and subcellular levels within patients. The images produced by MI systems allow clinicians to study the cellular and molecular pathways and mechanisms of disease in patients. We offer a complete MI solution from cyclotrons, chemistry synthesis, positron emission tomography (“PET”), computed tomography (“PET/CT”), PET/MR, and nuclear medicine to advanced digital solutions. Our MI team works closely with the Pharmaceutical Diagnostics (“PDx”) segment and their innovations and collaborations with pharmaceutical companies.

•

CT scans render 3D anatomical images of structures such as bone, soft tissue, and air cavities using an X-ray tube that rotates around a patient. The images are used in a wide variety of applications, including the detection of tumors or lesions, blocked blood vessels in the brain, abnormal heart conditions, complex bone fractures, and internal injuries from trauma. Our comprehensive CT portfolio includes multi-purpose and specialty scanners.

•

MR is a sophisticated, non-invasive imaging technology that produces detailed anatomical images of almost every internal structure in the human body, such as the brain, spinal cord, heart, breast, kidneys, muscles, ligaments, and tendons. MR can also be used for functional imaging, and it is well-suited for disease detection, diagnosis, and treatment monitoring of a variety of conditions, including stroke, cancer, trauma, aneurysm, multiple sclerosis, cardiomyopathy, and congenital disorders. Our MR portfolio includes scanners for a range of clinical capabilities through different bore sizes, magnetic field strengths, and scalable platforms.

•

Our Image-Guided Therapies business provides technologies that assist clinicians and surgeons during open surgeries and minimally-invasive endovascular procedures. Intraoperative imaging systems are used to visualize procedures that involve implants and devices, such as stents, balloons, pace makers, and artificial joints. Our Image-Guided Therapies business includes two business lines: interventional systems and surgery systems. Our interventional systems are commercialized under the IGS brand and are comprised of a broad portfolio of products that provide real-time advanced X-ray imaging and integrate with other imaging and diagnostic technologies that support clinicians in planning, guiding, and assessing minimally-invasive procedures. Our surgical systems are commercialized under the OEC brand and are comprised of a broad portfolio of mobile surgical C-arms that meet the varying clinical and environmental needs for surgical imaging around the world.

•

Women’s Health products use X-ray technology to help clinicians screen for and diagnose breast cancer as well as bone and metabolic diseases in women. The product portfolio includes imaging and biopsy positioning systems designed to image the breast and dual energy X-ray absorptiometry scanners designed to image bones with low mineral density.

•

X-ray systems are used by clinicians to perform first-line diagnostic imaging examinations of anatomical structures in the body, such as bones, lungs, and the gastrointestinal tract. GE HealthCare’s X-ray product portfolio includes systems for three distinct clinical situations: fixed room radiography products installed in hospitals and imaging centers; mobile radiography products used for bedside or other point-of-care imaging needs; and fluoroscopy products installed in hospitals for dynamic or “moving” X-ray imaging in applications like gastrointestinal examinations.

We also offer a suite of software and applications that help radiology teams improve productivity, address staff shortages, and deliver better patient outcomes. These software solutions and applications are upgradable through the lifecycle of the equipment and are especially beneficial for multi-site, multi-disciplinary networks that have complex operations. We also offer Picture Archiving and Communication System and Radiological Information Systems to manage the storage and reporting of radiology images.

Starting with the development of the X-ray in 1896, we have been at the forefront of industry-defining innovations for over 125 years and have consistently deployed advanced, innovative technologies to develop intelligently efficient solutions to address critical needs of our customers. We supplement our imaging solutions with digital applications and software solutions, leveraging our AI and advanced data science capabilities. We also offer specialized global service capabilities to support devices with repairs, upgrades, and lifecycle management. For each product in our portfolio, we develop and offer upgrades that expand clinical functionality throughout the product’s lifecycle and extend the life of imaging devices and software for a strong return on our customers’ investment.

In addition to our core products, digital solutions, and service offerings, we provide complementary enterprise solutions, such as education and training, and data integration services. Our broad enterprise solutions across the imaging continuum enable us to drive connectivity across healthcare systems and throughout the product lifecycle. Together, our imaging devices, digital solutions, and specialized services are designed to increase accuracy and precision of diagnostic and therapeutic efforts, improve efficiency of customer operations and workflows, and enable precision therapy delivery.

Ultrasound Business

GE HealthCare is a global leader in ultrasound medical devices and solutions. Our broad portfolio spans the continuum of care, including screening, diagnosis, treatment, and monitoring of certain diseases. Our Ultrasound business’ focus is on designing solutions that are aligned by specialties/care areas for specific clinical workflows to better serve the unique needs of our customers and improve patient outcomes, while lowering the overall cost of care. We continue to innovate and deliver best-in-class ultrasound probes and consoles, and to develop digital solutions that increase diagnostic accuracy and simplify clinical workflows. We enhance our leading technology with leading customer service that includes customer education and technical support with the goal of improving clinical workflows and operational efficiencies.

Our Ultrasound portfolio and associated service capabilities serve customers across five clinical areas: Radiology and Primary Care, Women’s Health, Cardiovascular, Point of Care and Handheld, and Surgical Visualization & Guidance:

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Radiology and Primary Care ultrasound systems produce images to support precise diagnoses and treatment across the whole body, including liver, thyroid, renal, breast, vascular, and transcranial. Our systems combine exceptional image quality with comprehensive clinical tools, including measurement quantification, workflow automation, cross-modality networking, portability, and cloud-based technologies.

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Women’s Health Ultrasound is comprised of obstetrics, gynecology, assisted reproductive medicine, and supplemental breast cancer screening. These care areas require specially-designed ultrasound products that account for patient comfort and workflow constraints to enable practitioners to provide higher-quality screening, exams, and procedural care. Our portfolio includes a range of products covering various specialties in this market, including obstetrics and gynecology.

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Cardiovascular Ultrasound is used in the diagnosis, treatment, and monitoring of patients with suspected or known heart disease. Diagnostic exams assess the structure and function of the heart. Ultrasound is also used for guidance during interventional, electrophysiology, and surgical procedures. Our portfolio supports both diagnostic exams and interventional procedures.

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Point of Care and Handheld Ultrasound technologies are portable devices that produce high-quality images, whether in a hospital, ambulance, or remote geographic location. Clinicians use our Point of Care and Handheld Ultrasound devices to diagnose, monitor, and treat patients’ conditions throughout various care pathways to help improve outcomes while also reducing procedure time and required resources. Our portfolio contains console, laptop, and handheld devices.

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Our suite of Surgical Visualization & Guidance products that we acquired through the BK Medical acquisition (2021) helps surgeons visualize anatomy and lesions, guide interventions, and navigate inside the human body. These systems expand the use of ultrasound beyond diagnostics and support fast-growing precision surgery techniques, such as minimally-invasive and robotic-assisted surgeries, which require visualization for safe and effective navigation. Intraoperative imaging provides real-time information throughout surgical procedures that can be used to confirm or amend surgical plans, monitor progress, and validate the execution of a procedure, all while the patient is in the operating room. With real-time critical information, surgeons can deliver faster, more personalized care and achieve better health outcomes for patients.

Our Ultrasound Digital Solutions portfolio is dedicated to helping solve the efficiency, accuracy, standardization, and accessibility challenges of ultrasound through seamlessly connected devices and workflow solutions.

Our Ultrasound business segment has a large installed base that requires ongoing service, upgrades, and updates. Seamless connection of devices, software, and services increases satisfaction and engagement of customers as they seek offerings that are optimally maintained and allow upgrades. Our service offerings are highly regionalized with local requirements, varying customer needs, and cross-modality service strategies. We offer full-service contracts providing a range of coverage, as well as parts, probe repair, and remote diagnostics.

Patient Care Solutions Business

GE HealthCare’s PCS business is a leading global provider of medical devices, consumable products, services, and digital solutions that complement a care team’s clinical expertise by acquiring and transforming clinical data into real-time visualization and clinical decision support. This allows care teams to more proactively adapt to changing patient needs and improve patient care and outcomes. Our PCS portfolio also helps solve current challenges our customers face, such as increased patient demand, clinician labor shortages, and the rising cost of care, by simplifying clinical and operational workflows to create efficiencies and capacity. PCS’ products, along with our digital solutions and service capabilities, form a broad and integrated portfolio of solutions that supports care teams within and beyond most acute healthcare settings, including emergency departments, surgical/operating rooms, intensive care units (“ICUs”), neonatal intensive care units (“NICU”), labor and delivery units, telemetry units, medical-surgical units/general wards, cardiology departments, and clinics.

Our PCS portfolio is comprised of five product lines: Patient Monitoring, Anesthesia Delivery and Respiratory Care, Diagnostic Cardiology, Maternal Infant Care, and Consumables and Services.

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Patient Monitoring enables clinicians to care for patients across all acute care settings. Our portfolio ranges from spot-check to continuous patient monitoring across acute care settings, including comprehensive multi-parameter monitors; central stations; continuous, wearable and mobile monitors; transport monitors; cardiac telemetry solutions; spot-check monitors; and visualization, alarm distribution, and care team collaboration solutions. Our Patient Monitoring business includes proprietary parameters and complementary consumables, as well as OEM parameters that are integrated into our monitoring fleet, of which a significant portion represents recurring revenue streams.

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Anesthesia and Respiratory Care products offer life support solutions via ventilation technology. Products in our Anesthesia portfolio are used by anesthesiologists to ventilate and deliver general anesthetic drugs to patients during surgeries. Our products are installed in many operating rooms across the world. Our Respiratory devices are designed to ventilate critically ill patients, generally in ICUs.

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In Diagnostic Cardiology, electrocardiogram (“ECG” or “EKG”) is usually the first diagnostic tool to detect cardiovascular disease, a leading cause of death across the world. Our Diagnostic Cardiology products focus on harnessing the power of the ECG to save lives from that disease. We provide resting ECG devices, stress ECG devices, and ECG management digital solutions, including interpretation algorithms. Our ECG ecosystem obtains, interprets, and stores ECGs captured from devices in both hospital and home settings and provides a full care continuum for cardiology.

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Our Maternal Infant Care products are used in the labor and delivery department to monitor important maternal and fetal parameters, and in neonatal intensive care to assist in critical care for newborns. Our product portfolio includes neonatal incubators, infant warmers, resuscitation devices, phototherapy equipment, maternal and fetal monitors, and digital offerings, such as maternal and fetal heart rate surveillance software. Our products have added innovation in design including integrated scales, hands-free alarm silencing, angled radiant heating, and thermoregulation.

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Our Consumables and Services portfolio consists of 1,100 products that are used primarily with our monitoring solutions patient parameters, such as blood pressure, ECG, pulse, temperature, respiratory rate, blood oxygen level, and brain activity, and are used throughout the hospital. Our service offerings are flexible and can range from preventative maintenance to comprehensive, onsite biomedical service engineering contract. Both our consumables and services offer our customers ongoing clinical impact, protect their capital investment, and provide us consistent recurring revenue streams.

In addition to the solutions above, the PCS portfolio includes digital solutions that provide timely and accurate clinical decision support in acute and other care settings, simplifying clinical and operational workflows to drive efficiencies, and improving delivery of precision medicine and patient outcomes. These solutions aggregate and integrate clinical data from various devices across care settings in real time. Our digital solutions simplify visualization to guide clinical and operational decisions, enabling efficient care team collaboration virtually. These solutions are interoperable and vendor-agnostic to integrate with customer environments in a multi-vendor setting and provide a recurring revenue stream.

PCS’ broad product and digital solution portfolio is complemented by a comprehensive suite of service offerings, including parts, labor, and training, as well as emerging data, analytics, and networking solutions to aid our customers in improving uptime and efficiency of their medical technology fleets.

Pharmaceutical Diagnostics Business

GE HealthCare’s PDx business is a leading supplier of diagnostic agents to the global radiology and nuclear medicine industry. These diagnostic agents help clinicians assess patients to enable more precise diagnoses and better therapy selection. We distribute products globally, providing on-time delivery of quality products that help meet patient and procedural needs across a multitude of modalities. PDx’s diagnostic agents are complementary to the imaging and ultrasound devices we offer, including CT, angiography and X-ray, MR, single-photon emission computed tomography (“SPECT”), PET, and ultrasound, and are also compatible with systems from other equipment vendors. We believe our established positions in imaging scanners, contrast media, contrast injectors, chemistry systems, radiopharmaceuticals, and cyclotrons give us unique insights into end-user needs that allow us to continuously innovate our product portfolio to offer differentiated solutions.

PDx operates within a strictly regulated industry with unique operational needs. Diagnostic agents require a sophisticated supply chain for manufacturing, supported by a global infrastructure of commercial, marketing, medical affairs, market access, application, regulatory, and pharmacovigilance teams that help monitor products. Customers require timely and reliable supply of diagnostic agents, as shortages or delays can be highly disruptive to workflows and cause exam cancellations.

Our PDx business is comprised of two business lines: Contrast Media and Molecular Imaging.

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Contrast media are pharmaceuticals that are administered to a patient prior to certain diagnostic scans in order to increase the visibility of tissues or structures during imaging exams. Contrast media increase the diagnostic value of imaging and can be critical to visualize small or nuanced areas of diagnostic interest, such as cancer lesions or vascular structures, and to plan medical interventions, such as angioplasties, biopsies, or radiation therapy. We offer contrast media to three imaging modality groups: (i) CT, angiography, and X-ray, (ii) MR, and (iii) Ultrasound. Our Contrast Media business also includes contrast injection devices through collaborations with original equipment manufacturers. Contrast injectors are automated devices that monitor and control the injection of contrast into patients and are a key productivity lever in the imaging suite.

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Molecular imaging agents, or radiopharmaceuticals, are molecular tracers labeled with radioisotopes that are injected into a patient prior to a diagnostic imaging scan. These agents work by accumulating in an area of diagnostic interest, such as a tumor, and emitting energy that is detected by a SPECT or PET scanner. Because they have specific molecular targets, they allow visualization and assessment of cell function, providing a more detailed dimension of biological activity. Our radiopharmaceuticals support diagnosis and therapy selection in various care areas, such as neurology, cardiology, and oncology, and are also used by pharmaceutical companies and researchers in selecting target populations for clinical trials.

Our Industries

The breadth of our product portfolio and global presence supports an estimated $87 billion total addressable opportunity across the industries our four business segments serve. Our industries are experiencing macro trends that we expect to continue to drive sustainable long-term growth in the demand for medical technology, pharmaceutical diagnostics, and digital solutions. We expect to benefit from many of these trends as our portfolio of solutions directly addresses many of the challenges and opportunities facing our customers today. As a stand-alone company, we will accelerate investments in Research and Development (“R&D”) and innovation in areas where we see the most compelling growth opportunities, enhancing our competitive advantages.

Macro Healthcare Trends

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Growing adoption of precision care. Patients and providers are increasingly recognizing the power of precision care to improve individual outcomes while enhancing the patient experience, containing costs, customizing care, and improving provider efficiency by lowering the amount of time required to treat patients.

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Digitization of healthcare. Valuable healthcare data is increasingly being used to improve care across disease states, enhance the ability of clinicians to diagnose and treat patients, and improve clinical workflow efficiencies, often assisted by software applications that utilize AI and machine learning technologies.

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Increasing demand for healthcare driven by demographic trends. The increasing global demand for healthcare is driven by population growth, an increasing proportion of the population over the age of 65, and the increasing prevalence and treatment of chronic diseases.

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Improving access to healthcare in emerging markets. The growing middle class in many of these markets is helping to drive both government and private sector investment in healthcare systems and medical technology.

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Expansion of alternative sites of care. The delivery of care in lower acuity settings is one of the fastest growing trends in the healthcare industry, driven by lower operating costs and expanding access to more of the population.

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Adoption of the Quadruple Aim of healthcare. The Quadruple Aim of Healthcare are guiding principles for delivering better patient care. Key tenets of the Quadruple Aim include: improving population health, reducing cost of care, enhancing the patient experience, and improving provider satisfaction.

Overview of Our Industries and Key Trends

The global industries served by our business segments represent large and growing opportunities that in addition to macro trends listed above, are driven by the following segment-specific trends:

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Our Imaging business segment is growing at a mid-single digit CAGR, driven by demand for increasingly high image quality, additional capabilities from leveraging AI, and advanced interventional surgical systems.

•	Our Ultrasound business segment is growing at a mid-single digit CAGR, driven by expanded use of ultrasound in diagnostics, therapy, and monitoring across multiple care settings.

•	Our Patient Care Solutions business segment is growing at a mid-single digit CAGR, driven by demand for integrated solutions to enable better decision-making and improve workflow efficiencies.

•	Our Pharmaceutical Diagnostics business segment is growing at a mid-single digit CAGR, driven by demand for better visualization to enable more precise diagnoses and therapy selection for patients.

Competitors

We are a global company and face competition from not only similar global participants, but also regional participants, that can vary by segment and product line. In the industries we serve, our primary global competitors include Siemens Healthineers, Philips Healthcare, Canon, and United Imaging, among others. In our Pharmaceutical Diagnostics business segment, we primarily compete with Bayer, Bracco, Guerbet, Lantheus, and Curium.

Business Strategies

We aim to grow our business by pursuing the following strategies:

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Deliver Industry-Leading Innovations. We aim to maintain and strengthen our leading global position by continuing to deliver innovative solutions that best address our customers’ needs. From 2019 to 2022, we invested a cumulative $3.5 billion in R&D to drive our organic innovation efforts. We drive efficient use of our R&D budget by locating some of our R&D employees in lower-cost regions. We plan to further enhance our innovation efforts with inorganic investments across our business segments. We intend to increase our investment in innovation, both to enhance our core portfolio and extend our capabilities in attractive, high-growth adjacencies, including clinical decision support and workflow tools, advanced analytics and AI, 3D visualization, lower acuity patient monitoring, clinical collaboration tools, and integrated insights across multiple diagnostic modalities.

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Build Integrated Solutions Along Care Pathways. We build integrated equipment and software solutions designed to address the needs of clinicians and patients along care pathways. Our goal is to break down data silos across devices, bespoke systems (both third-party and our own), and sites of care that often delay or even prevent patients from getting the most appropriate diagnosis and treatment. Central to this approach is our focus on developing and delivering digital solutions that seamlessly integrate across workflows and departments and increasingly reside on our Edison platform for ease of deployment and enterprise-wide integration. Our care pathway approach is well supported by the breadth and depth of our portfolio, which gives us unique visibility into customer needs in clinical care areas such as oncology, cardiology, and neurology. We believe this strategy improves the value proposition of our current offerings, expands use cases for our Edison digital platform, and creates new software-as-a-service (“SaaS”) revenue sources.

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Enable Digitization at a Device, Department, and Enterprise Level. Digital innovations are changing how care is delivered and consumed around the world by improving access, quality, safety, productivity, patient experience, and customer staff satisfaction. Dictated by customer needs, we have developed distinct strategies for our digital offerings that span device (e.g. MR DL Recon), department (e.g. AW Server), and enterprise solutions (e.g. Command Center). We plan to continue leveraging Edison Platform to help deploy and scale these software solutions, while accelerating customer adoption. Edison enables customers to: (i) efficiently upgrade existing devices with advanced intelligent functions, using edge or cloud technology; (ii) integrate clinical data across multiple diagnostic and therapeutic modalities, such as pathology, radiomics, and genomics; and (iii) develop or deploy new applications with industry-standard capabilities built-in, including data privacy and cybersecurity.

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Expand Our Business by Providing Transformational Customer Solutions. We plan to expand our leading global presence by continuing to deliver transformational solutions designed around specific customer needs. The growing demand for precision care is driving a greater focus among customers for solutions that provide actionable insights for clinicians and are easily deployable for the healthcare system. We believe there is significant opportunity to utilize our core competencies of innovation, service capabilities, and digital solutions to expand our portfolio further into integrated diagnostics, AI and machine learning-based clinical decision support, highly personalized therapies enabled by more precise diagnostics, and remote patient monitoring. As the delivery of care continues to extend outside the hospital, we plan to continue growing our presence to alternative sites of care with our clinical capabilities, enabling minimally-invasive procedures and expanding into remote monitoring and home care.

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Grow in Emerging Markets with a Local Strategy Tailored to Customer Needs. We plan to continue to invest in developing tailored clinical applications, service repair operations, training, financing, and project management to better serve customer needs in emerging markets. As localization initiatives increase in important markets, such as China, India, and Brazil, the strength of our portfolio and enterprise approach is enhanced by regionally-defined commercial strategies. To address localization trends, we developed a comprehensive product development, production, and commercialization strategy reflecting local needs. We take a strategic approach to each emerging market, helping us match our strategies to the market opportunity and local needs.

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Drive Growth and Continuous Improvement Through Lean. Our focus on lean will enable us to deliver better customer outcomes while improving our operating model as a stand-alone company. We use lean to improve the customer experience and achieve reductions in product and service costs by focusing on having a diverse and qualified supplier base, enhancing logistics productivity, employing design-for-value principles, and driving digitization of our services delivery to deliver more value for customers while improving operating margins across the portfolio. We deploy lean methods for driving growth, innovation, and operating efficiencies across our company.

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Focus on Disciplined, Strategic M&A Transactions. We will continue to focus on paying down debt and delivering disciplined and targeted inorganic growth through strategic transactions, including acquisitions, mergers, investments, joint ventures, and other expansions of our operations that leverage our existing platform. Our M&A focus remains on transactions that will accelerate our strategies, expand capabilities, and drive attractive returns.

Service Capabilities

Our capabilities extend beyond on-site repair to include remote monitoring, repair, and corrective maintenance capabilities. We utilize our local presence to provide customers with tailored commercial solutions, such as holistic infrastructure solutions, local training, equipment repair, financing programs, and other services. The majority of our imaging systems are connected for remote monitoring, enabling diagnostic consultations with skilled, off-site engineers, predictive maintenance, and asset management analytics. We also help customers extend the utility and value of their equipment through asset management services, clinical utilization analytics, and technology upgrades that bridge our customers to next-generation platforms. We believe our comprehensive and high-quality service offerings drive higher sales of replacement equipment to our customers.

Research and Development Activities

Our R&D efforts focus on creating new products and solutions, developing new applications for products, and enhancing our existing products to help improve outcomes for customers and their patients. We conduct global R&D efforts in 18 countries that include both developed and emerging markets. As of 2022, we employ 9,600 engineers and scientists, including hardware and systems engineers, software engineers, personnel focused on clinical research, and others. We engage in and sponsor clinical research and product development through collaborations with universities, medical centers, and other organizations.

Intellectual Property

We have a substantial portfolio of intellectual property (“IP”). To protect our IP, we rely on a combination of patent, design, utility model, trademark, copyright, and trade secret protections as well as regulatory exclusivity periods and confidentiality agreements. Our IP team collaborates with our R&D and product teams to develop product-line-focused IP strategies and secure IP rights as appropriate. We generally file patent applications in the United States and foreign countries that have strong technology patent protections. We also license from third parties a variety of IP that complements our internal R&D efforts and our product offerings. While, in aggregate, our patents and other IP are vital to our operations, we do not consider any single IP asset or group of assets to be of material importance to any segment or to the business as a whole; rather, we believe understanding our customers’ needs, technology expertise, and manufacturing know-how are critical for our business.

We rely on confidentiality agreements with employees, contractors, consultants, and third parties to help protect our trade secrets, proprietary technology, and other confidential information. We also monitor development and commercialization activities of third parties so our IP rights are not infringed upon. In addition, we make infrastructure investments to secure our IP assets and conduct audits to assess the effectiveness of our IP protection efforts.

We own or have secured licenses to all IP that is important to our business. As part of the recently completed spin-off from GE, we have secured IP specific to our business and GE has granted or will grant to us a license to use other IP that is used in our business but which GE will retain ownership of, including a trademark license to the GE Monogram Logo and the “GE HealthCare” word mark.

Human Capital

We are a purpose-driven global workforce of approximately 50,000 employees with a long average tenure reflecting a strong, engaged culture and who are passionate about serving our customers and enabling them to provide the highest quality care to their patients. Our values emphasize focus, trust, and humility with unyielding integrity, while fostering an inclusive culture and diverse team. We monitor our human capital priorities, including as a part of our monthly business operating reviews, throughout the year. Our senior leadership is a diverse team of global industry veterans with the skills and expertise required to lead a stand-alone publicly-listed medical technology, pharmaceutical diagnostics, and digital solutions company. We embrace a diverse workplace where “every voice makes a difference, and every difference builds a healthier world,” and we are committed to supporting diversity across our global teams. Our values emphasize patient and customer focus, trust, and humility with unyielding integrity, while fostering an inclusive culture.

Below are our human capital priorities:

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Protect the health and safety of our workforce: Safety is our first priority and is integrated into everything we do, from manufacturing to installation, operation, and service. We are committed to prioritizing safety over quality, delivery, and cost. We have established and maintain effective health and safety standard protocols across our businesses that are aligned with regulatory requirements, industry practices, and Company values. Our efforts extend to promoting the mental and emotional health and wellness of our workforce.

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Transform our culture: Our senior management team is leading our company through a transformational time having recently completed the Spin-Off from GE and executing on our next phase of growth. We will do so by promoting a culture of integrity by improving alignment and accountability across all levels of the organization, accelerating decision-making, and removing complexities to enhance overall operational efficiency.

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Attract, develop, and cultivate our talent: GE HealthCare’s approach to talent management is to cultivate strong individual and company performance. A key pillar of our talent strategy is senior management-led annual organization and talent reviews focused on critical roles, succession plans, and talent development aimed at helping our employees grow and develop.

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Promote inclusion and diversity across the enterprise: We believe in the value of each person’s unique identity, background, and experiences and are committed to fostering an inclusive culture in which all employees feel empowered to do their best work because they feel accepted, respected, and that they belong.

We have approximately 16,300 employees in the United States and approximately 7,200 employees in China, our next largest geography. We have approximately 1,100 union-represented manufacturing employees in the United States, approximately 800 of whom are covered by four-year collective bargaining agreements that were ratified in 2019 and expire in June 2023. GE HealthCare’s relationship with employee-representative organizations outside the United States takes many forms, including in Europe where GE HealthCare engages the representative bodies for employees, such as works councils and trade unions, in accordance with local law.

We strive to unlock the ambition of all our people so they can innovate, grow, and reach their full potential. Our well-established employee development strategy allows us to attract and retain innovative leaders, which is instrumental to our long-term success.

Environmental, Social, and Governance

GE HealthCare is committed to delivering products and solutions that build a healthier and more sustainable world for this and future generations. We have an Environmental, Social, and Governance (“ESG”) program and internal governance structure that we will adapt and expand as determined through our business operating reviews. Our ESG program and governance structure are aligned with our business strategy, the priorities of our stakeholders, our commitments and ambitions, and our need to adapt to changes in societal, environmental, and regulatory expectations. Our Enterprise Stewardship Program Committee, a committee of our management team, works in partnership with all segments, regions, and functions to facilitate alignment with ongoing ESG efforts, which will include gathering input from internal and external stakeholders to help inform our ESG strategy and focus areas.

Our current ESG focus areas include:

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Expanding access to healthcare: We aim to expand access to healthcare for underserved populations around the world. Our technology enables caregivers to bring advanced diagnostics and treatments to remote parts of the world where access to hospitals and medical equipment is limited.

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Promoting inclusion and diversity across the enterprise: We are committed to building a more inclusive workplace and diverse workforce. We believe in the value of each person’s unique identity, background, and experiences, and we are committed to fostering an inclusive culture in which all employees feel empowered to do their best work because they feel accepted, respected, and that they belong.

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Mitigating our climate impact and improving resiliency: We are working to reduce our greenhouse gas emissions and have set goals to reduce our absolute Scope 1 and Scope 2 emissions by 50% by 2030 and achieve net zero by 2050. In alignment with this goal, we have signed up to the Science Based Targets initiative and are part of the UN-backed “Race to Zero,” which commits us to reducing emissions in line with the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change.

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Advancing the circular economy and environmental design: We seek to support the transition to a more circular economy. For more than 20 years, GE HealthCare’s GoldSeal program has reduced medical imaging equipment waste by promoting and enabling the reuse of equipment and parts from de-installed imaging and ultrasound systems. Machines are refurbished or dismantled, harvested, and recycled, reducing waste and contributing to a circular economy. Of the equipment recovered, approximately 95% of the materials are reused or recycled.

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Protecting patient data and cybersecurity: We provide cybersecurity products, solutions, and services. Cybersecurity is embedded within the GE HealthCare culture, and we are committed to protecting our business and customers by: safeguarding a secure enterprise and continuously advancing our internal cybersecurity capabilities; offering secure products and solutions through design, development, and the product lifecycle; providing secure service delivery with industry-leading technology, processes, and risk mitigation approaches; and providing a portfolio of cyber-managed services to assist health delivery organizations with securing their operations.

Our focus on these five areas builds upon our long-standing commitments to innovation, product quality, and integrity. As an independent company, we are integrating ESG more deeply into the core of our business strategy and culture.

Sales and Distribution Model

In GE HealthCare, we globally deploy a multi-channel commercial model consisting of over 10,000 sales professionals and a network of approximately 5,600 indirect third-party partners. Our reach into top hospitals and health systems globally is evidenced by our long-standing collaborations with leading institutions around the world. Our sales and distribution organization supports over 160 countries that are served by teams aligned to four geographic regions: USCAN, EMEA, China region, and Rest of World. Our commercial model is segmented based on the unique needs of our customers and includes global and regional marketing; regional inside sales teams; field-based sales teams comprised of strategic account executives, account managers, and product specialists; and sales agents and distributors. Our equipment sales representatives partner closely with their service sales counterparts to position both equipment contracts and long-term maintenance agreements along with system upgrades and SaaS agreements. We complement our direct and indirect sales channels with both demand generation and end-to-end virtual sales teams. Our direct and indirect channel mix helps us expand our market coverage, increase customer satisfaction, and win more business in broad geographies and emerging markets. In developed markets, we supplement our commercial model with strategic account executive and collaboration teams who bring the depth and breadth of our overall portfolio to the senior leadership of our top customers to deliver long-term collaborations, which can be tied to specific outcomes.

Global Integrated Supply Chain, Sourcing, and Logistics

Our sourcing, production, and distribution network is managed globally while our products are manufactured at and distributed by facilities serving specific regions. We believe our global scale, complemented by local focus, allows us to provide our customers with improved supply chain security, reduced costs, and compliance with regional or national trade and marketing requirements. We have manufacturing, assembly, and pharmaceutical production in 43 facilities across 17 countries. We use globally managed and coordinated quality assurance programs across our manufacturing and ISO-certified distribution facilities, and we regularly inspect and audit our sites. We hold our suppliers to the same rigorous operating standards.

Properties

GE HealthCare is a global organization with major centers in or near Chicago, Milwaukee, Paris, Bangalore, and Shanghai, and is headquartered in Chicago, Illinois. As of the date of this prospectus, we own or lease a total of 336 facilities around the world excluding third-party logistics sites. We have 43 manufacturing facilities, of which 31 are owned and 13 are leased, inclusive of one facility that is part-owned and part-leased. We have 17 manufacturing facilities located in the United States and 26 located outside of the United States, including in China, India, Israel, Mexico, Brazil, Austria, Denmark, France, Germany, Ireland, The Netherlands, Norway, Sweden, Finland, South Korea, and Japan. Many of these facilities serve more than one business line and may be used for multiple purposes, such as administration, sales, research, manufacturing, warehousing, service, and distribution. We consider our facilities suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities.

Legal Proceedings

See Note 14, “Commitments, Guarantees, Product Warranties, and Other Loss Contingencies” for information on material pending legal proceedings.

We are reporting the following environmental matter in compliance with SEC requirements to disclose environmental proceedings where a governmental authority is a party and that involve potential monetary sanctions of $300,000 or greater.

In July 2022, GE HealthCare received a notice of intention to impose an administrative fine of approximately $0.6 million related to a December 2019 liquid hazardous waste event at our Rehovot, Israel site.

The event involved clean room waste that spilled onto an unsealed floor, leading to an escape of a small amount of liquid to a third-party facility on a lower floor. The Israeli Ministry of Environmental Protection (“MEP”) concluded that the incident breached the site’s toxins permit. In accordance with local law, GE’s Healthcare business has responded to MEP’s notice of fine challenging both the basis for, and level of, the fine. A decision from MEP is pending.

Regulation

The development, manufacturing, marketing, sale, promotion, and distribution of medical devices and pharmaceutical products are subject to stringent government regulation globally. We commit extensive resources to maintain compliance with these regulations.

The United States, European Union (“EU”), and China are our most significant regions based on revenue and the regulatory landscape within these regions. Sales of medical devices and pharmaceuticals outside of these regions are subject to requirements that vary from country to country. Our ability to market and sell our products globally depends upon our compliance with the laws and regulations in each jurisdiction. This requires, among other things, receiving specific marketing authorization from the appropriate regulatory authorities, and maintaining our Quality Management System, which is compliant with the applicable local regulatory requirements, and ISO 13485 certification that is recognized by many regulators. Complying with requirements imposed on our products and business is an ongoing process as we introduce additional products and/or product modifications and seek to comply with changing legal and regulatory requirements. The time required to obtain authorization to market and sell products varies by country. The ability to comply with global post-market requirements requires extensive and ongoing resources.

The International Medical Device Regulators Forum, which includes a number of country regulators, has implemented a global approach to auditing medical device manufacturers. The Medical Device Single Audit Program (“MDSAP”) provides for a single annual audit of a medical device manufacturer by a MDSAP-recognized auditing organization to satisfy the requirements of ISO 13485 and the regulatory requirements of the authorities that participate in MDSAP (currently the United States (“U.S.”)), Canada, Australia, Brazil, and Japan). While the U.S. Food and Drug Administration (“FDA”) accepts MDSAP audit reports as a substitute for routine agency inspections, it considers the following types of inspections to fall outside the scope of MDSAP: for-cause or compliance follow-up inspections; pre-approval or post-approval inspections; and inspections to assess compliance with Electronic Product and Radiation Control regulations, which apply to Molecular Imaging, X-ray, Women’s Health, Interventional, and Surgery products.

United States of America

Food and Drug Law

Under the Food, Drug, and Cosmetic Act (“FDCA”), we must comply with regulations governing the design, development, testing, manufacturing, packaging, labeling, distribution, import/export, sale, servicing, and marketing of medical products, including medical devices and pharmaceuticals. U.S. FDA product approvals and clearances may be withdrawn or suspended if compliance with regulations is not maintained or if product issues are discovered. Some of our products are also subject to the Radiation Control for Health and Safety Act and the Electronic Product and Radiation Control Regulations, administered by the FDA, which imposes performance standards, record keeping, reporting, product testing, and product labeling requirements on radiation-emitting electronic products, such as X-ray devices. We must also comply with the Mammography Quality Standards Act for our mammography products. Further, clinical studies of medical devices and pharmaceuticals are subject to regulation and inspection. In addition, we are subject to applicable laws and regulations of state and local authorities.

Devices

The FDCA classifies medical devices into three classes based on risk, including Class I (lowest risk), Class II (moderate risk), and Class III (highest risk), with more stringent regulatory requirements applicable to higher-risk devices. Commercial sales of our Class II (except for Class II exempt devices) and Class III medical devices in the U.S. must be preceded by either a pre-market notification filing pursuant to Section 510(k) of the FDCA for Class II or the granting of a premarket approval for Class III. The development of a medical device typically requires extensive non-clinical testing and, for some of our devices, clinical testing involving human subjects.

For all our medical devices, we must comply with FDA’s requirements governing, among other things, device site registration and listing, labeling, post-market record keeping and reporting, and the Quality System Regulation. These requirements are detailed, comprehensive, and require extensive investment and resources to comply with the legal and regulatory requirements.

Pharmaceutical Products

Our pharmaceutical products are subject to FDA’s pre-market approval process. The pharmaceutical product development and approval process typically begins with extensive pre-clinical R&D, followed by approval of an Investigational New Drug (“IND”), and then, upon successful completion of several phases of clinical trials, the filing and request for FDA approval of a New Drug Application (“NDA”). We also are subject to FDA’s requirements, including drug establishment registration and listing, labeling and advertising, and current Good Manufacturing Practice (“cGMP”) regulations, which set forth minimum requirements for the methods, facilities, and controls used in manufacturing, processing, and packing pharmaceutical products. Post-approval, we must maintain and submit to the FDA reports of product quality defects and adverse events. FDA’s generic drug program requires filing of an Abbreviated New Drug Application (“ANDA”) for a generic drug application that does not include preclinical or clinical data to establish safety and effectiveness, but must demonstrate equivalency to the innovator drug.

European Union

Devices

There is no pre-market approval of medical devices in the EU. All new medical devices placed on the market or put into service in the EU must be compliant with and meet the requirements of the Medical Device Regulation, which was implemented on May 26, 2021. Devices that conform to these requirements can be affixed with a CE marking and commercialized throughout the European Economic Area (“EEA”) and in Switzerland. Prior to affixing a CE marking, manufacturers must demonstrate that their products comply with minimum standards of performance, safety, and quality, through a conformity assessment procedure that depends on the product’s classification. The classification of a medical device is determined by its intended purpose. Devices are classified from lowest to highest, as either Class I, IIa, IIb, or III. Classification is dependent on a variety of factors, including duration of use, whether the device is invasive or non-invasive, and whether the device is considered “active.” The competent authorities of the EU countries are responsible for regulating clinical investigations of medical devices and post-market surveillance of devices once they are placed on the market.

Pharmaceutical Products

Our pharmaceutical products are regulated by the European Medicines Agency (“EMA”), or the national competent authorities of the EU/EEA countries where our products are marketed. The EMA, acting through the Committee for Medicinal Products for Human Use (“CHMP”), is responsible for the scientific evaluation of pharmaceutical products developed by pharmaceutical companies for use in the EU and submitted for assessment through the EU centralized procedure. If the CHMP concludes that all requirements for quality, safety, and efficacy are met, it issues a positive opinion that the EMA forwards to the European Commission, which takes the final decision on the granting of a marketing authorization.

China

We must comply with medical device and pharmaceutical product laws and regulations and standards governing the design, development, testing, manufacturing, packaging, labeling, distribution, import/export, sale, servicing, and advertising and promotion of our products in China. The chief pharmaceutical product and medical device regulator is the National Medical Products Administration (“NMPA”), which enforces these laws and has the power to issue fines, seize products, withdraw or suspend an approval or a registration for serious non-compliances, and refer cases for criminal prosecution. These national laws and regulations are also supplemented by provincial and other local-level rules and enforcement policies.

Devices

Medical devices are strictly regulated by the NMPA and various provincial, city, and county regulators and are classified into three risk-based classes from lowest to highest, Class I, II, and III. Approved products are subject to post-market requirements for reporting adverse events and recalls, as well as regular risk assessments of devices and potentially re-evaluation reports of the safety and effectiveness of the device based on more significant safety signals.

In addition to product licenses, manufacturing and distribution facilities that handle Class II and III devices require licenses or notifications and must comply with cGMP requirements and good supply practices. The NMPA regularly conducts inspections of manufacturing facilities in China (as part of a pre-market submission review, routine or for-cause inspections, or unannounced inspections) as well as periodic inspections of overseas manufacturers for compliance with China medical device cGMP requirements. The NMPA inspects distributors and user facilities and conducts annual national and provincial sampling inspections and testing to ensure compliance with labeling, licensing, mandatory standards, and other related requirements. In addition, the NMPA conducts regular and for-cause good clinical practice audits of clinical sites that provide data and clinical trial reports for product registration.

Pharmaceutical Products

Our pharmaceutical products are strictly regulated by the NMPA and various provincial, city, and county regulators. Significant changes were recently made to the China Drug Administration Law with more to follow regarding new regulatory requirements and technical guidelines. All our pharmaceutical products require pre-market approval from the NMPA before they can be marketed in China, and those marketing applications must be supported by clinical data, which typically comes from a multi-phase study in China or by relying on clinical data generated abroad that meets the NMPA’s requirements.

Data Privacy Laws

Due to our extensive global footprint and handling of personal data as both a data controller (on our own behalf) and data processor (on behalf of third parties, primarily customers), we are also subject to an extensive collection of global laws and regulations protecting the privacy, security and integrity of the personal data, sensitive personal data, and patient health information that we create, receive, use, and maintain as a business.

Among the most relevant and material to our business, based on the volume and sensitivity of the data at issue, are: the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information and Technology for Economic and Clinical Health Act (collectively “HIPAA”); the EU General Data Protection Regulation (Regulation (EU) 2016/679) (“GDPR”), similar U.K. legislation resulting from the European Union (Withdrawal) Act of 2018 (“U.K. GDPR”), and other EU country-level laws; the Lei Geral de Proteção de Dados Pessoias (“Brazil LGPD”); and the various laws and accompanying regulations in China governing data privacy and cybersecurity (e.g., the Cybersecurity Law of the People’s Republic of China, Personal Information Protection Law (“China PIPL”)). In addition, there are also various US state-level laws

(e.g., the California Consumer Privacy Act), country regional laws, and proposed legislation that we monitor for applicability and impact to our business. These laws present a continuing challenge to businesses to structure their data collection, storage, use, and cross-border transmission in a compliant manner.

Many of these laws impose a significant compliance burden on organizations within their scope and failure to comply can result in a variety of sanctions, including administrative fines for the most serious compliance failures up to 4-5% of a company’s total annual revenue of the preceding fiscal year (e.g., GDPR, U.K. GDPR, China PIPL). While there have been some recent enforcement actions by EU country-level data protection authorities resulting in substantial fines pursuant to GDPR, there remains uncertainty as to how data protection authorities throughout the rest of the globe will choose to interpret and enforce violations of applicable privacy and cybersecurity laws and regulations (e.g., Brazil LGPD, China PIPL). Furthermore, these laws and regulations are continuously evolving, and further clarification in the form of implementing rules, guidelines and related guidance from the data protection authorities is necessary to paint a full picture of the compliance obligations imposed on businesses within their scope. To that end, while we are continuously monitoring the legal and regulatory environment, we cannot fully predict what effect, if any, clarification or changes to these laws and regulations may have on our business in the future.

Regulation on Advertising, Marketing, and Promotion

The advertising, marketing, and promotion of our products must be truthful and non-misleading, consistent with our regulatory clearances and approvals, and supported by adequate and reasonable scientific data. We may not promote or advertise our products for uses not within the scope of our intended use statement in our regulatory clearances or approvals or make unsupported safety and effectiveness claims. With limited exceptions, we may not market, promote, or sell regulated products prior to health authority clearance or approval. For our pharmaceutical products, health authorities regulate labeling and advertising. For our device products, health authorities regulate the labeling and, for certain devices, advertising in coordination with other enforcement agencies. A failure to comply with these regulations could expose the Company to legal liability, such as enforcement actions, investigations by a governmental authority, civil fines or criminal actions, lawsuits brought by competitors or company whistleblowers, or other actions. We must also comply with advertising, marketing, and promotion rules in all countries in which we market our products.

Global Healthcare Compliance

The marketing, promotion, and sale of medical devices, drugs, and services are regulated by the U.S. Department of Health and Human Services and comparable U.S. state and non-U.S. agencies responsible for reimbursement and regulation of the delivery of healthcare items and services, representing government’s interest in regulating the quality and cost of healthcare. Similar regulations are imposed in many global markets in which we do business. Industry trade associations (such as AdvaMed and MedTech) increasingly provide guidance on, and compliance with, applicable laws and regulations.

U.S. federal healthcare laws apply when we or our customers submit claims for items or services that are reimbursed under Medicare, Medicaid, or other federally funded healthcare programs, including laws related to kickbacks, false claims, self-referrals, and healthcare fraud and abuse. Similar state false claims, anti-kickback, anti-self-referral, and insurance laws also apply to state-funded Medicaid and other healthcare programs and private third-party payers. Any failure to comply with these laws and regulations could subject us or our officers and employees to criminal and civil financial penalties and expose us to civil liability and risk of further enforcement action under the U.S. Anti-Kickback Statute (“AKS”), the False Claims Act (“FCA”), or other healthcare fraud and abuse laws. In addition, as a manufacturer of U.S. FDA-cleared and -approved devices and drugs reimbursable by federal healthcare programs, we are subject to the U.S. federal Physician Payments Sunshine Act (the “Sunshine Act”), which requires us to annually track and report to the federal government certain payments and other transfers of value we make to U.S.-licensed physicians and other healthcare professionals or U.S. teaching hospitals.

The U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act of 2010, and similar anti-corruption and anti-bribery laws in other jurisdictions generally prohibit companies from making corrupt payments to or otherwise engaging in bribery of governmental officials. These laws apply to many of our customer interactions, as healthcare professionals in other countries are often considered government officials, and in some cases lay out requirements of how to operationalize compliance with the legal requirements. Failure to comply with these laws may expose us to criminal and civil enforcement actions, monetary fines and penalties, and reputational harm.

Implementation of further legislative or administrative reforms to reimbursement systems, or adverse decisions relating to coverage or reimbursement amounts for our products by administrators of these systems, could have an impact on the acceptance of and demand for our products and the prices that our customers are willing to pay for them. Further, as a result of the Patient Protection and Affordable Care Act, the United States is implementing value-based payment methodologies and seeking to create alternative payment models, such as bundled payments, to continue to drive improved value.

MANAGEMENT

The following table presents the names, ages (as of April 25, 2023), and positions of our executive officers and directors.

Name	Age	Position
Peter J. Arduini	58	President, Chief Executive Officer and Director
Helmut Zodl[1]	51	Chief Financial Officer
Frank R. Jimenez	58	General Counsel and Corporate Secretary
Taha Kass-Hout	51	Chief Technology Officer
Betty D. Larson	47	Chief People Officer
Jan Makela	54	CEO, Imaging
Kevin M. O’Neill	54	CEO, Pharmaceutical Diagnostics
Roland Rott	51	CEO, Ultrasound
Kenneth Stacherski	51	Chief Global Supply Chain and Service Officer
Thomas J. Westrick	54	CEO, Patient Care Solutions
H. Lawrence Culp, Jr.	60	Chairman
Rodney F. Hochman	68	Director
Lloyd W. Howell, Jr.	56	Director
Risa Lavizzo-Mourey	68	Director
Catherine Lesjak	64	Director
Anne T. Madden	58	Director
Tomislav Mihaljevic	59	Director
William J. Stromberg	63	Director
Phoebe L. Yang	54	Director

Executive Officers

The following are brief biographies describing the backgrounds of our executive officers as of April 15, 2023.

Peter J. Arduini. In December 2022, Mr. Arduini was appointed as our President and Chief Executive Officer in connection with the Spin-Off, and he has also served as a member of the Board since the Spin-Off. He served as the President and Chief Executive Officer of GE’s Healthcare business from January 2022 until December 2022. Previously, Mr. Arduini was the President and Chief Executive Officer of Integra LifeSciences, a global medical device manufacturing company, from January 2012 to December 2021. During his tenure as Integra’s Chief Executive Officer, the Integra portfolio evolved significantly to a faster growing and more profitable company through multiple acquisitions and a sustainable research and development pipeline. Prior to Integra, Mr. Arduini worked at Baxter Healthcare as President of its Medication Delivery division. Before Baxter Healthcare, he spent 15 years at GE’s Healthcare business in a variety of leadership roles in the United States and globally, including leading the Computed Tomography and Molecular Imaging business, Healthcare Services and U.S. sales. Mr. Arduini serves on the board of Bristol Myers Squibb and previously served on the board of Integra LifeSciences. He is a director of the Advanced Medical Technology Association and Vice Chair of Fund Development of the National Italian American Foundation. Mr. Arduini has a bachelor’s degree from Susquehanna University and a master’s degree from Northwestern University’s Kellogg School of Management.

Helmut Zodl. Mr. Zodl has served as our Chief Financial Officer since the Spin-Off, and prior to that acted as the Chief Financial Officer of GE’s Healthcare business since February 2021. From October 2019 to January 2021, Mr. Zodl served as Group CFO at Midea, a global technology company specializing in air treatment, consumer appliances, and industrial automation. Prior to that, he was Senior Vice President Finance of Advance Auto Parts since 2017. Mr. Zodl previously held a variety of senior finance and operational leadership roles in

[1]

On May 4, 2023, we named James K. (Jay) Saccaro our Vice President and Chief Financial Officer, effective June 1, 2023. Mr. Saccaro will replace Helmut Zodl, who will cease to be our Chief Financial Officer and will become our Global Vice President, Special Projects and TSA Separation, effective June 1, 2023.

technology companies Lenovo (acquired IBM’s Personal Computer business in 2005) and IBM for more than 17 years combined. He started his professional career with PricewaterhouseCoopers. Mr. Zodl has a degree in economics and information technology from the Technical University of Vienna.

Frank R. Jimenez. Mr. Jimenez was appointed as our General Counsel and Corporate Secretary upon our Spin-Off from GE, and prior to that had been the General Counsel of GE’s Healthcare business since February 2022. Previously, Mr. Jimenez served as General Counsel of Raytheon Company (and, following Raytheon’s merger with United Technologies Corporation, of Raytheon Technologies Corporation) from January 2015 to December 2021. In prior corporate positions, Mr. Jimenez served as General Counsel of Bunge Limited, ITT Corporation, and ITT spin-off Xylem Inc. In prior public service positions, Mr. Jimenez served as General Counsel of the Navy, Deputy General Counsel of the U.S. Department of Defense, Principal Deputy General Counsel of the Navy, Chief of Staff at the U.S. Department of Housing and Urban Development, and Deputy Chief of Staff and Acting General Counsel for former Florida Governor Jeb Bush. He was previously a litigation partner at Squire Patton Boggs (f/k/a Steel Hector & Davis). Mr. Jimenez serves on the boards of Huntington Ingalls Industries (NYSE: HII), where he serves on the compensation committee and the governance and policy committee, Equal Justice Works, the Pioneer Public Interest Law Center, and the Yale Law School Fund, and the advisory boards of the Columbia University Mailman School of Public Health, the Yale Law School Center for the Study of Corporate Law, the University of Miami Herbert Business School, and the National Security Institute of the Antonin Scalia Law School at George Mason University. He has a bachelor’s degree from the University of Miami, a J.D. from Yale Law School, an M.B.A from the University of Pennsylvania’s Wharton School, and a master’s degree from the U.S. Naval War College.

Taha Kass-Hout. Dr. Kass-Hout, MD, MS has served as GE HealthCare’s Chief Technology Officer since January 2023 where he leads the Company’s Science and Technology organization, as well as efforts to drive growth through clinical research and the advancement of digital and machine learning capabilities. Previously, Dr. Kass-Hout was Vice President of Machine Learning, Distinguished Engineer, and Chief Medical Officer at Amazon from May 2017 to January 2023, where he led the company’s cloud Health AI strategy, products, and services, and was a key contributor to Amazon health initiatives, including pharmacy and diagnostics. In 2020, he led teams at Amazon responsible for developing the science, technology and scale for Amazon’s COVID-19 lab, including Amazon’s first FDA authorization for testing its associates globally – later offered to the public for at-home testing. Dr. Kass-Hout also served as the FDA’s first Chief Health Informatics Officer from 2013 to 2016, leading the President’s precision medicine initiative, precisionFDA. Dr. Kass-Hout holds Doctor of Medicine and Master of Science in Biostatistics degrees from the University of Texas Health Science Center at Houston and completed clinical training in Interventional Cardiology at Harvard Medical School’s Beth Israel Deaconess Medical Center.

Betty D. Larson. Ms. Larson has served as the Chief People Officer of GE HealthCare since the Spin-Off, and acted as the Chief People Officer of GE’s Healthcare business from February 2022 until the Spin-Off. Previously, she was EVP & Chief Human Resources Officer at Becton, Dickinson and Company (“BD”) responsible for HR, Communications and Social Investing since June 2018. Prior to that role, Ms. Larson served since September 2014 as Chief Human Resources Officer for C.R. Bard, Inc., a leading medical technology company in the fields of vascular, urology and surgical specialty products, which was acquired by BD in 2017. She started her career at Baxter International, where she held a variety of leadership roles during her 16-year tenure. Ms. Larson currently serves on the Board of Directors for Baxter Credit Union. She previously served on the Board of Directors of the Overlook Hospital Foundation, Summit Speech School, and the United Way of Lake County. Ms. Larson has a bachelor’s degree in psychology and a master’s degree in human resources from the University of Illinois, and an M.B.A. from Northwestern University.

Jan Makela. Mr. Makela was appointed as our Chief Executive Officer, Imaging in connection with the Spin-Off and from 2020 until the Spin-Off, he had served as Chief Executive Officer, Imaging of GE’s Healthcare business. Mr. Makela previously served as President and CEO, Global Services of GE’s Healthcare business from December 2017 to early 2020, where he oversaw the global development and execution of service solutions and operations. From 2010 to 2013, he served as Chief Operations Officer for the European region. From 2013 to 2017, Mr. Makela worked in the Life Sciences division of GE’s Healthcare business as the General Manager of its BioProcess business, and from 2013 to 2015 as General Manager of the Core Imaging business, now called PDx. Mr. Makela joined GE Capital in 2000 and moved to GE’s Healthcare business in 2007 to lead the Diagnostic Imaging Services division across Northern Europe. Mr. Makela began his career in engineering and production management with M&M/Mars Inc., followed by leadership roles at A.T. Kearney management consultants before joining GE. He has a bachelor’s degree in engineering and a master’s degree in manufacturing engineering, both from the University of Cambridge.

Kevin M. O’Neill. Mr. O’Neill was appointed as our Chief Executive Officer, Pharmaceutical Diagnostics in connection with the Spin-Off, and from 2017 until the Spin-Off, had served as Chief Executive Officer, Pharmaceutical Diagnostics of GE’s Healthcare business. Mr. O’Neill has also served as President and CEO, GE Ireland and U.K. since 2018. Prior to that, he was the Chief Financial Officer of the Life Sciences division of GE’s Healthcare business since August 2013. Mr. O’Neill has over 20 years of experience with GE, beginning in the Energy services business in the U.K. and U.S. This was followed by a series of CFO roles in GE’s Healthcare business, including in the Life Sciences, Supply Chain, Western Europe and the PDx business. Prior to joining GE, Mr. O’Neill was Financial Controller for Eurostar, the European high-speed train operator. He has an M.B.A from City University, London and is a Fellow of the Chartered Institute of Management Accountants.

Roland Rott. Mr. Rott was appointed as our Chief Executive Officer, Ultrasound in connection with the Spin-Off and, prior to the Spin-Off, had served as Chief Executive Officer, Ultrasound of GE’s Healthcare business since 2021. Mr. Rott joined GE’s Healthcare business in 2011 and has held several leadership roles including the global Women´s Health Ultrasound and Ultrasound IT segments as well as Maternal Infant Care. Before joining GE, Mr. Rott was Managing Director, Europe, the Middle East, and Africa (“EMEA”) & Asia Pacific, and Executive Board Member of the then Euronext listed ERP Software group Exact Holding, Netherlands. In his early career he had an entrepreneurial start, founding and successfully exiting two software companies in Austria. Mr. Rott holds a HTL-engineering degree and diploma in Information Technology & Organization from the Higher Federal Technical Institute Leonding, Austria, which he passed with distinction. He also completed several senior executive programs in strategy, innovation and artificial intelligence at London Business School, Stanford University, and UC Berkeley.

Kenneth Stacherski. Mr. Stacherski has served as the Chief Global Supply Chain and Service Officer of GE HealthCare since October 2022. Prior to his role with GE HealthCare, he served as the Chief Operations Officer of Array Technologies, where he led the company’s global integrated supply chain strategy including procurement, manufacturing, operations, logistics, planning, quality and business systems, from July 2021 to October 2022. Before joining Array Technologies, Mr. Stacherski served for over ten years in various leadership roles with Honeywell, including: Vice President of Integrated Supply Chain from October 2019 to June 2021; Vice President of Enterprise Digital Transformation from November 2018 to October 2019; Vice President of Portfolio Transformation from October 2017 to October 2018; Vice President and General Manager of Honeywell UOP from April 2016 to October 2017; Vice President of Procurement, Logistics, and Trade Compliance from May 2013 to April 2016; and Global Director of Integrated Supply Chain from June 2011 to May 2013. Prior to Honeywell, he acted as President and Chief Operating Officer of Composite Technologies Corporation and spent 13 years at Ford Motor Company. He holds a bachelor’s degree in Mechanical Engineering from Kettering University and a master’s degree in engineering management from Wayne State University.

Thomas J. Westrick. Mr. Westrick was appointed as our Chief Executive Officer, Patient Care Solutions in connection with the Spin-Off and, prior to the Spin-Off, had served as Chief Executive Officer, Patient Care Solutions of GE’s Healthcare business since 2020. Previously he led the Global Quality, Medical, Regulatory Affairs and Global Research organization for GE’s Healthcare business from January 2016 to September 2020. Mr. Westrick joined GE’s Healthcare business in 2003 as Global Controller and Chief Accounting Officer. He was also named Chief Risk Officer in 2010 and was responsible for leading a comprehensive enterprise risk management program. Prior to joining GE’s Healthcare business, Mr. Westrick spent 13 years in public accounting with Arthur Andersen LLP and Deloitte & Touche LLP in the audit and consulting practice serving a variety of complex global companies. He currently serves on the Dean’s Advisory Board for the Wisconsin School of Business. Mr. Westrick has a bachelor’s degree in accounting, risk management, and insurance from the University of Wisconsin-Madison.

Directors

The following are brief biographies describing the backgrounds of our directors as of April 5, 2023.

Peter J. Arduini. Mr. Arduini’s biographical information is set forth above.

H. Lawrence Culp, Jr. Mr. Culp has served as Chairman of our Board since the Spin-Off. Mr. Culp has served as the Chairman and Chief Executive Officer of GE since September 2018, leading GE’s transformation to become a more focused, simpler, and stronger high-tech industrial company. He has also served as Chief Executive Officer of GE Aerospace since June 2022. Prior to joining GE, Mr. Culp served as the President and Chief Executive Officer of Danaher Corporation, a global science and technology company operating in the healthcare, environmental, and applied-end markets, from 2001 to 2014. He served in a number of leadership positions within Danaher, including Chief Operating Officer and, following his retirement, he served as Senior Advisor from 2014 to 2016. During his tenure, Danaher increased both its revenues and its market capitalization five-fold. Mr. Culp also served as a Senior Advisor at Bain Capital Private Equity from 2017 to 2018 and as a Senior Lecturer at Harvard Business School from 2015 to 2018. Mr. Culp previously served on the boards of GlaxoSmithKline, Danaher, and T. Rowe Price Group. Mr. Culp is a member and former Chairman of the Board of Visitors & Governors of Washington College and a member of the Board of Trustees of Wake Forest University. Mr. Culp has a bachelor’s degree from Washington College and an M.B.A. from Harvard Business School.

Rodney F. Hochman. Dr. Hochman has served as a member of our Board since the Spin-Off. Since 2016, Dr. Hochman has served as the President and Chief Executive Officer of Providence, a Catholic not-for-profit health system. Dr. Hochman also serves as a member of the board of Providence. From 2013 to 2016, he served as the President and Chief Executive Officer of Providence Health & Services, Inc., which merged with St. Joseph Health to form Providence St. Joseph Health (now Providence) in 2016. Before that, he served as the President and Chief Executive Officer of Swedish Medical Center from 2007 to 2012. From 1998 to 2007, Dr. Hochman held various leadership roles within the Sentara Health System. Dr. Hochman serves on the board of Diversey Holdings, Ltd. and previously served on the board of SonoSite, Inc. Dr. Hochman is a Fellow of the American College of Physicians and a Fellow of the American College of Rheumatology. He serves on the Dean’s Advisory Board of the Boston University School of Medicine. Dr. Hochman has a bachelor’s degree and an M.D. degree from Boston University.

Lloyd W. Howell, Jr. Mr. Howell has served as a member of our Board since the Spin-Off. From July 2016 to October 2022, Mr. Howell served as Executive Vice President, Chief Financial Officer, and Treasurer of Booz Allen Hamilton Holding Company (“Booz Allen”), a professional services company, and Mr. Howell served as Executive Vice President of Booz Allen from October 2022 through December 2022 to assist Booz Allen with the transition to his retirement. During his more than 34 years at Booz Allen, Mr. Howell held a variety of leadership roles. From 2013 to 2016, he led Booz Allen’s Civil and Commercial Group. Prior to that, he held the position of Executive Vice President, Client Services Office from 2009 to 2013. Mr. Howell has served as Operating Executive for The Carlyle Group, a global investment firm, since March 2023. Mr. Howell serves on the boards of Moody’s Corporation and KLDiscovery Inc. and previously served on the board of Integra LifeSciences. He serves as a member of the Board of Trustees for University of Pennsylvania, as a member of the Board of Overseers of the University of Pennsylvania Engineering School, and a member of the Washington Economics Club. Mr. Howell has a bachelor’s degree from the University of Pennsylvania and an M.B.A. from Harvard Business School.

Risa Lavizzo-Mourey. Dr. Lavizzo-Mourey has served as Lead Director of our Board since the Spin-Off. Dr. Lavizzo-Mourey was a professor at the University of Pennsylvania from 1986 until 2003, and served as the Robert Wood Johnson Foundation Professor of Health Equity and Health Policy from January 2018 to January 2021. From 2003 to 2017, Dr. Lavizzo-Mourey was the Chief Executive Officer of the Robert Wood Johnson Foundation, where she spearheaded initiatives to reverse the childhood obesity epidemic, create an affordable and inclusive healthcare system, and address social factors associated with adverse health impacts. She also has extensive government experience in a wide range of roles from 1985 to 1998, including as a Co-Chair of the White House Health Care Reform Task Force and as an Advisory Committee Member on the President’s Advisory Commission on Consumer Protection and Quality in the Health Care Industry. Dr. Lavizzo-Mourey serves on the boards of Intel, Merck, and Better Therapeutics and previously served on the boards of Genworth Financial, Beckman Coulter, Hess, and GE. Dr. Lavizzo-Mourey serves as the chair of the Smithsonian Institution Board of Regents, a Governor of TIAA, and a Trustee of the Howard Hughes Medical Institute. Dr. Lavizzo-Mourey attended the State University of New York, Stony Brook and has an M.D. from Harvard Medical School and an M.B.A. from the University of Pennsylvania.

Catherine Lesjak. Ms. Lesjak was appointed to our Board in December 2022 in connection with the Spin-Off. Ms. Lesjak held a broad range of financial leadership roles over a 32-year career at HP Inc. (formerly Hewlett-Packard Company) (“HP”), a multinational information technology company, from which she retired in March 2019. Most recently, from July 2018 until March 2019, she was the interim Chief Operating Officer of HP. From January 2007 to November 2015, Ms. Lesjak was Executive Vice President and Chief Financial Officer of HP, and from November 2015 to July 2018, she was Chief Financial Officer. Ms. Lesjak served as Interim Chief Executive Officer of HP from August 2010 through November 2010. Prior to being named Chief Financial Officer, Ms. Lesjak served as Senior Vice President and Treasurer of HP. Earlier in her career at HP, she managed financial operations for Enterprise Marketing and Solutions and the Software Global Business Unit. Ms. Lesjak serves on the boards of GE and PROS Holdings and previously served on the board of SunPower. Ms. Lesjak has a bachelor’s degree from Stanford University and an M.B.A. from the University of California, Berkeley.

Anne T. Madden. Ms. Madden has served as a member of our Board since the Spin-Off. Since October 2017, Ms. Madden has served as Senior Vice President and General Counsel at Honeywell International Inc. (“Honeywell”), a diversified technology and manufacturing company. Prior to that, Ms. Madden was Vice President, Corporate Development and Global Head of M&A at Honeywell for sixteen years. During her tenure, Honeywell made approximately 100 acquisitions representing approximately $15 billion in revenues, and divested approximately 70 businesses representing close to $9 billion of non-core revenues. Ms. Madden joined AlliedSignal, Honeywell’s predecessor, in 1996 as General Counsel of Fluorine Products and, later that year, became Vice President and General Counsel of Specialty Chemicals and then Vice President and Deputy General Counsel of Performance Materials and Technologies. Earlier in her career, Ms. Madden worked at Shearman & Sterling and KPMG. She serves on the board of Quantinuum, a subsidiary of Honeywell. Ms. Madden has an A.B. from Brown University, an M.S. in Accounting and an M.B.A. in Finance from the NYU Stern School of Business, and a J.D. from the Fordham University School of Law.

Tomislav Mihaljevic. Dr. Mihaljevic has served as a member of our Board since the Spin-Off. Since January 2018, Dr. Mihaljevic has served as the Chief Executive Officer and President, Morton L. Mandel CEO Chair, of Cleveland Clinic, a global integrated healthcare system. From 2015 to 2017, Dr. Mihaljevic served as Chief Executive Officer of Cleveland Clinic Abu Dhabi (“CCAD”), the first U.S. multi-specialty hospital to be replicated outside of North America. From 2011 to 2015, he was Chief of Staff and Chairman of the Heart & Vascular Institute at CCAD, leading the recruitment, hiring, and training of the new hospital’s workforce. Dr. Mihaljevic joined Cleveland Clinic in 2004 as a surgeon in the Department of Thoracic and Cardiovascular Surgery. He previously served on the board of GE. Dr. Mihaljevic is the co-chair of the board of the U.S.-UAE Business Council, a director of the Greater Cleveland Partnership and the United Way of Greater Cleveland, and he serves on the advisory board of OneTen. Dr. Mihaljevic has an M.D. from the University of Zagreb, Croatia. He did residencies at Brigham and Women’s Hospital and Boston Children’s Hospital.

William J. Stromberg. Mr. Stromberg has served as a member of our Board since the Spin- Off. Since January 2016, Mr. Stromberg has been a director of the T. Rowe Price Group, Inc. (“Price Group”), a global investment management firm, and has served as the non-executive chair of Price Group board since December 2021. He served as the chief executive officer of Price Group from January 2016 to December 2021 and was its president from 2016 to February 2021. Prior to that, Mr. Stromberg was Price Group’s Head of Equity from 2009 to 2015 and the Head of U.S. Equity from 2006 to 2009. Earlier in his career at Price Group, he served as a Director of Equity Research and as a portfolio manager. Before joining Price Group in 1987, he was employed by Westinghouse Defense as a systems engineer. Mr. Stromberg is a member of the board of trustees of Johns Hopkins University and the chair of Johns Hopkins University Whiting School of Engineering Advisory Board. Mr. Stromberg has a B.A. from Johns Hopkins University and an M.B.A. from the Tuck School of Business at Dartmouth.

Phoebe L. Yang. Ms. Yang has served as a member of our Board since the Spin-Off. Ms. Yang was the General Manager at Amazon Web Services, Healthcare, a provider of cloud computing platforms and services, between May 2020 and September 2022. Prior to this role, she was at Ascension, where she served as Chief Strategy Officer for Population Health from August 2013 to July 2016 and Co-Lead and then Lead Managing Director of Ascension Holdings International from July 2016 to February 2018. She previously served as a public company executive at The Advisory Board Company, Discovery Inc., and AOL Time Warner, and has been Managing Director of Rock Water Ventures, LLC. Ms. Yang serves on the board of Doximity, Inc. Ms. Yang is a board trustee for CommonSpirit Health, a member of the Council on Foreign Relations and has served as an appointee in two U.S. presidential administrations in the U.S. Department of State and the Federal Communications Commission. Ms. Yang has a B.A. from the University of Virginia and a J.D. from Stanford Law School.

Director Independence

Our Board consists of ten members. A majority of our Board meet the independence requirements set forth in the Exchange rules. All of our directors except Peter J. Arduini and H. Lawrence Culp, Jr. meet the independence requirements set forth in the listing standards of the Exchange.

Our Board consists of such number of directors as shall be determined from time to time solely by resolution of the Board. Each director is elected annually by the stockholders at each annual meeting of stockholders for a term expiring at the next annual meeting of stockholders.

Committees of the Board

Audit Committee

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the financial statements of the Company, compliance with legal and regulatory requirements, the independence and qualifications of the independent auditor, and the performance of the Company’s internal audit function and independent auditor. The Audit Committee’s role shall also include oversight as it relates to enterprise risk management and cybersecurity risk. Among other things, the Audit Committee:

•	Oversees GE HealthCare’s independent auditor, including the selection of the auditor, the audit plan, and the budget, and monitors independence and performance;

•	Oversees the Company’s financial reporting activities and matters relating to quality assurance and regulatory affairs;

•

Oversees the internal audit function, including the appointment, hiring, annual performance evaluation, total compensation, oversight, and removal of, and succession planning for, the chief audit executive;

•	Discusses with the auditor and management key reporting practices (including the use of non-GAAP financial measures), critical audit matters, and accounting standards and principles;

•	Oversees and reviews, with Company management, the Company’s internal control over financial reporting and the Company’s disclosure controls and procedures; and

•

Establishes and oversees the procedures set forth in the Governance Principles for the receipt, retention, and treatment of complaints on accounting, internal accounting controls, auditing, or federal securities law matters, as well as submissions by Company employees regarding matters that could have a material impact on the Company.

Our Audit Committee consists of Rodney F. Hochman, Lloyd W. Howell, Jr., Catherine Lesjak, Anne T. Madden, and William J. Stromberg, with Catherine Lesjak serving as chair.

Talent, Culture, and Compensation Committee

The purpose of the Compensation Committee is to carry out the Board’s overall oversight responsibility relating to human capital management, compensation, and benefits policies generally and specifically as they apply to the Company’s executives. Among other things, the Compensation Committee:

•	Oversees the development and evaluation of potential candidates for executive officer roles;

•	Reviews and approves the corporate goals and objectives with respect to compensation for the CEO;

•	Approves the evaluation process and compensation philosophy, policies, and structure for the Company’s executive officers;

•	Evaluates the performance of and approves the compensation for the Company’s executive officers;

•	Reviews and approves a peer group of companies for executive compensation purposes;

•	Reviews and recommends changes to director compensation and benefits; and

•

Oversees the Company’s strategies and policies related to human capital management, which may include matters such as diversity, equity, and inclusion, workplace environment and culture, and talent recruitment, development, engagement, and retention.

Our Talent, Culture, and Compensation Committee consists of Lloyd W. Howell, Tomislav Mihaljevic, William J. Stromberg, and Phoebe L. Yang, with William J. Stromberg serving as chair.

Nominating and Governance Committee

The purpose of the Governance Committee is to assist the Board in identifying qualified individuals to become Board members, determining the composition of the Board and its committees, monitoring a process to assess Board effectiveness, developing and implementing the Company’s Governance Principles, overseeing risks related to the Company’s governance structure, and overseeing other public issues of significance that affect investors and other key stakeholders. Among other things, the Governance Committee:

•	Oversees the Board’s governance processes, including all significant governance policies and procedures;

•	Oversees Company policies and strategies related to political contributions and lobbying;

•	Oversees the Company’s environmental, health, and safety compliance and related risks;

•	Oversees the Company’s orientation for new directors and continuing education programs for directors;

•	Assists the Board in determining director independence;

•	Reviews Board structure and composition and identifies new directors for GE HealthCare;

•	Oversees Board and committee self-evaluations; and

•	Reviews conflicts of interest, as applicable.

Our Nominating and Governance Committee consists of Rodney F. Hochman, Risa Lavizzo-Mourey, Anne T. Madden, Tomislav Mihaljevic, and Phoebe L. Yang, with Risa Lavizzo-Mourey serving as chair.

Code of Conduct

Our code of conduct, named The Spirit & The Letter, is applicable to all of our directors, executive officers, employees, and subsidiaries or controlled affiliates where we own more than 50% of voting rights. The code of conduct is designed to deter wrongdoing and to promote, among other things:

•	protection of the health and safety of our workforce;

•

honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships and working with suppliers based on lawful and fair practices;

•	protection of client and third-party information in compliance with applicable privacy and data security requirements;

•	compliance with applicable laws, rules, regulations, and recordkeeping requirements;

•	full, fair, accurate, timely, and understandable disclosure in reports filed with regulators and in other public communications; and

•	accountability for adherence to the code of conduct and prompt internal reporting of any possible violation of the code of conduct.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis describes the compensation awarded to our named executive officers (“NEOs”) for 2022. We were a subsidiary of GE until the Spin-Off on January 3, 2023. Our employees, including our NEOs, participated in the compensation and benefit programs of GE and its subsidiaries in 2022. Prior to the Spin-Off, compensation decisions for our current CEO, Peter Arduini, were made by the GE Management Development & Compensation Committee (“GE MDCC”) because Mr. Arduini served as an executive officer of GE during 2022. For our other NEOs, decisions regarding past compensation were made by GE management, including our business leaders.

After the Spin-Off in 2023, the Compensation Committee reviewed, ratified, and approved 2022 incentive compensation decisions for our executives within the Compensation Committee’s purview, including our NEOs. For 2022, our NEOs were:

•	Peter J. Arduini, President & Chief Executive Officer

•	Helmut Zodl, Chief Financial Officer

•	Frank R. Jimenez, General Counsel & Corporate Secretary

•	Betty D. Larson, Chief People Officer

•	Jan Makela, President & Chief Executive Officer, Imaging

Highlights of GE HealthCare’s 2023 Total Rewards Philosophy and Compensation Programs

The following summarizes the work our Board, Compensation Committee, and management have undertaken in planning for future compensation of our employees, including our NEOs, after our Spin-Off. This section is not relevant to an understanding of the 2022 compensation paid to our NEOs while we remained a subsidiary of GE, but rather provides general highlights of our total rewards philosophy and compensation programs following our Spin-Off.

Compensation Consultant. In anticipation of the Spin-Off, management conducted a robust request for proposal process for the benefit of the Compensation Committee for the services of an independent compensation consultant. After reviewing proposals and meeting with candidates, management recommended the Compensation Committee consider retaining Semler Brossy Consulting Group, LLC (“Semler Brossy”). The members of the Compensation Committee met with the Semler Brossy team, assessed the independence of the firm, and determined that there are no conflicts of interest raised by the firm’s work with the Compensation Committee. In 2023, the Compensation Committee retained Semler Brossy to provide data, compensation trends, and experiential guidance on competitive practices in the healthcare industry. At the direction and for the benefit of the Compensation Committee, Semler Brossy works with our total rewards staff and executive management.

Total Rewards Philosophy. The Compensation Committee considered our strategy and business priorities and market intelligence from Semler Brossy on external market practices to develop a total rewards philosophy. The total rewards philosophy serves as a clear and transparent framework for considering total rewards designs and individual pay levels. After the Spin-Off, the total rewards philosophy and guidelines depicted below will be used to design total rewards programs that attract, retain, and motivate our people to fulfill our purpose to create a world where healthcare has no limits.

Total Rewards Philosophy	Our philosophy is to provide competitive, motivating, and fair total rewards programs, including base salaries, annual cash incentives, long-term equity awards, and other broader total rewards programs, that allow us to attract, retain, and motivate the right people, in the right place, at the right time to enable our strategies to create a world where healthcare has no limits.

Our philosophy is further supported by the following principles that guide the total rewards we provide:

Guiding Principle	Description

Business-Focused and Performance Differentiated

•   We offer “at-risk” annual incentives that are aligned with our business strategies for the year

•   We offer “at-risk” long-term incentives that are aligned with long-term value creation for our stockholders

•   We design incentives with an effective link between pay and performance to drive accountability and ensure we win together with differentiated pay for performance from the GE HealthCare level to the individual level

•   We offer significant “at-risk” pay to our senior leadership while mitigating unnecessary and excessive risk

•   At the outset of being a standalone public company, our total rewards programs will have a deliberate focus on accelerating profitable growth

Ownership-Oriented	We empower an entrepreneurial spirit within our culture and align compensation with our stockholders’ interests by providing meaningful equity awards to eligible participants and maintaining robust policies that require significant stock ownership by our senior executives

Competitive, Motivating, and Fair	We provide total rewards programs that are competitive in the markets we compete in while taking into account a participant’s experience, performance, and contributions to our business strategy, and motivating for our participants to successfully execute our business strategy, while being fair across our participants

Simple and Transparent	Our total rewards programs are intended to drive employee engagement and business success through simple and transparent plan designs

Compensation Peer Group. In anticipation of the Spin-Off, GE and our business leaders considered the types of companies with which we would compete for talent within the broader medical device and medical technology spaces. Considering those companies and advice from its independent compensation consultant, the GE MDCC approved a 15-company peer group to be used to benchmark our compensation programs against those typically offered to employees in the healthcare industry. Semler Brossy reviewed and advised on certain characteristics of the peers, including business type, revenue, and market capitalization. After review of the peer group and considering advice from Semler Brossy, the Compensation Committee ratified and approved the following compensation peer group, data from which will be used as a reference when developing compensation programs and setting compensation for our NEOs. The Compensation Committee considered this peer group when establishing our total rewards philosophy, designing our 2023 compensation program, and setting 2023 individual total direct compensation. The Compensation Committee will regularly review the compensation peer group for any appropriate changes.

Our Compensation Peer Group for 2023 Compensation

Abbott Laboratories Agilent Technologies Baxter Becton Dickinson	Boston Scientific Danaher Edwards Lifesciences Hologic	Intuitive Surgical Medtronic Philips Siemens Healthineers	Stryker Thermo Fisher Scientific Quest Diagnostics

2023 Compensation Program. For 2023, our total direct compensation for our NEOs consists of a base salary, an annual cash incentive based on annual business goals, and a long-term equity incentive based on our long-term strategies. Our annual cash bonus program is focused on our Growth Acceleration and Business Optimization strategic pillars with preset annual financial metrics of Organic revenue (weighted 50%), Adjusted EBIT (weighted 30%), and Free cash flow (weighted 20%). A strategic initiatives scorecard with metrics focused on our Precision Innovation and People, Patients, and Culture strategic pillars may modify the financial results.

Our long-term equity incentive compensation is comprised of three components focused on our Growth Acceleration and Business Optimization strategic pillars. Performance stock units (“PSUs”) are tied to preset longer-term financial goals of 2025 Organic revenue (weighted 50%), 2023-2025 cumulative Adjusted EBIT (weighted 50%), and may be modified by our total shareholder return (“TSR”) performance relative to our peer group with a potential payout between 0% and 200% of target PSUs granted. These awards vest following a three-year performance period, to the extent performance is achieved upon completion of the performance period. The other two components are restricted stock units (“RSUs”) and stock options (“Options”), both of which vest in three substantially equal increments over three and one-half years and tie our executives’ interests to stockholder value and the performance of our stock. For our NEOs, our long-term equity incentive mix for 2023 is 50% PSUs, 25% RSUs, and 25% Options.

By aligning pay with our strategy, we believe the compensation program will motivate employees to execute on our strategies and create a world where healthcare has no limits. Our business-focused goals are incorporated into both annual and long-term incentive opportunities, which are complementary and risk-balancing and designed to encourage an ownership-oriented team.

Founders Grants. The Compensation Committee approved one-time “Founders Grants” to approximately 8,200 of our leaders, including our NEOs, in the form of Options and RSUs granted on February 1, 2023 under the GE HealthCare 2023 Long-Term Incentive Plan. The Founders Grants were made in recognition of the pivotal role leadership will play at a critical time following our Spin-Off. The Founders Grants are intended to align the interests of executives with those of our stockholders and provide a meaningful ownership stake in the Company from our “Day 1,” which is consistent with our Total Rewards Philosophy. The design of the Founders Grants and amounts of the awards were developed after a review of competitive market practices provided by Semler Brossy for equity grants in conjunction with a spin-off or initial public offering. Founders Grants will vest over a three-year period, with 50% vesting on each of the second and third anniversary of the grant date if the executive remains employed through each vesting date, with limited exceptions for terminations due to death, disability, or a transfer to a successor employer in connection with our transfer of a business operation. For the approximately 700 recipients who regularly receive equity grants as part of their ongoing compensation, including our NEOs, the Founders Grants were consistently applied based on a percentage of current annual long-term incentive target. For the approximately 7,500 recipients who do not regularly receive equity grants as part of their ongoing compensation, the Founders Grants were consistently applied based on a percentage of salary.

Overview of the 2022 GE Executive Compensation Programs

Compensation Philosophy

We were a subsidiary of GE during 2022 and our employees, including our NEOs, participated in the compensation programs of GE. GE’s compensation program, practices, and policies reflect the commitment of the GE Board of Directors to pursue excellence in corporate governance, to attract and retain first-class executive talent, and to reward short- and long-term performance that drives stockholder value. The table below describes the key factors the GE MDCC considers when designing pay programs and making compensation decisions.

Objective	How GE Compensation Program Supports This Philosophy
Drive Accountability and Performance

•   GE incentive programs are designed to drive accountability for executing GE’s strategy.

•   Annual bonuses are tied to business unit results for business unit executives or to total company performance for corporate executives; annual equity awards for all executives are based on overall company performance.

•   GE sets target performance levels that are challenging and aligned with the goals GE communicates to its investors.

•   GE sets commensurately more challenging goals in association with above-target payout levels.

•   The GE MDCC and the GE Board of Directors consider the results of GE’s annual, advisory say-on-pay proposal.

Incentivize Short- and Long-Term Performance

•   GE designed its program to provide an appropriate mix of compensation elements balancing short-term and long-term considerations.

•   Cash payments reward achievement of short-term goals while equity awards encourage GE executives to deliver sustained strong results over multi-year performance periods.

•   In recent years, the GE MDCC increased the portion of GE executive compensation delivered in the form of long-term equity incentive compensation, rather than cash, to further align GE executives with investors’ interests.

Attract and Retain Top Talent

•   GE provides competitive compensation programs to attract and retain talented executives with a strong track record of success to develop a high-performing and stable leadership team to lead GE businesses.

•   The GE MDCC continues to monitor market trends and align compensation programs with market practices where relevant.

No Excessive Risk-Taking

•   GE equity awards have specific holding and retention requirements for senior executives, which discourage excessive risk-taking by keeping long-term compensation aligned with GE share price performance even after it is earned.

•   The GE MDCC retains discretion to adjust compensation for quality of performance and adherence to company values, and in cases of detrimental misconduct pursuant to GE’s clawback policy.

GE 2022 Compensation Program Elements

The table below sets forth the primary components of the 2022 GE executive compensation program framework.

As GE’s management, including our leadership, built a team for our new public company following the Spin-Off, additional components were used for 2022 compensation for some of our NEOs, including one-time sign-on bonuses (both in the form of cash bonuses and equity grants) and relocation benefits. GE’s MDCC and management, including our business leaders, approved these incentives to attract and retain the right talent at the right time to effectively execute the Spin-Off and serve as our leadership team.

GE 2022 Compensation Mix

GE’s executive compensation program is designed to strengthen the link between pay and performance by having a significant portion of total executive compensation at risk and tied to the achievement of predetermined performance targets directly related to its business goals and strategies. The following shows the relative weightings of the salary, target bonus award, and target long-term equity-based incentive compensation awarded to our NEOs in 2022, excluding cash sign-on bonuses and the target value of equity sign-on awards.

CEO Pay Mix	Average of Other NEOs Pay Mix

GE 2022 Peer Group and Benchmarking

Since 2019, the GE MDCC has used a peer group for compensation benchmarking purposes for GE’s executive officers, including in 2022, Mr. Arduini. Based on industry, revenue, market capitalization, number of employees, and investment peers, the GE MDCC reviews the peer group each year. The GE MDCC made no changes from the previous year to the peer group used for 2022 compensation decisions. Below is the list of 2022 peer companies:

3M	Deere	Honeywell	Lockheed Martin
Abbott Laboratories	DuPont	HP	Medtronic
Boeing	Exxon Mobil	IBM	Northrop Grumman
Caterpillar	Ford	Intel	Raytheon Technologies
Chevron	General Dynamics	Johnson Controls	United Parcel Service
Cisco	General Motors	Johnson & Johnson

Mr. Arduini was our only NEO who was a GE executive officer in 2022. The GE MDCC used the peer group to assess the pay level of its executives, pay mix, compensation program design, and pay practices. The peer group was used as a reference point when assessing Mr. Arduini’s pay, although pay decisions were also supplemented by input from the GE MDCC’s independent compensation consultant and were impacted by internal equity, retention considerations, and succession planning.

For our NEOs who were not officers of GE, 2022 compensation was established by GE’s management, including our business leaders, through its processes for non-officer employee compensation.

Base Salaries

In 2022, base salaries for our NEOs were set by GE based on the scope of responsibilities, leadership skills, values, performance, and tenure. GE periodically assessed salary increases for its NEOs on a case-by-case basis in light of these considerations, and market practices. In 2022, none of our NEOs had base salary increases. See “Compensation Actions for 2022” for details about 2022 base salaries for each of our NEOs.

Overview of GE 2022 Incentive Compensation Plans

This section provides an overview of GE’s incentive compensation plans and how our business performed against the goals established under GE’s 2022 annual bonus program and long-term equity incentive program. See “Compensation Actions for 2022” for details about 2022 compensation for each of our NEOs.

Annual Bonuses

GE provides annual cash incentive opportunities to its executive-band level employees, including in 2022, all of our NEOs, under GE’s Annual Executive Incentive Plan (“AEIP”). The financial performance metrics and targets for awards under the AEIP were designed by GE to drive company and business unit performance, based on financial and operational priorities. When determining the annual incentive award payout for 2022, the GE MDCC considered performance achieved relative to predetermined performance targets to determine GE HealthCare segment AEIP funding.

How GE Determined 2022 AEIP Bonuses for Our NEOs. All employees at the executive-band level and above within GE are eligible to participate in the AEIP. For our NEOs, individual target percentages in 2022 ranged from 100%-125% of base salary, based on the NEOs respective position and, for Mr. Arduini, alignment with peer compensation practices.

In 2022, the GE MDCC set the AEIP financial performance metrics, targets, and a safety modifier for its corporate organization and each of its business units during the first quarter. In February 2023, the GE MDCC assessed company and business unit performance against performance metrics for 2022 to determine the bonus payouts, to be paid in February or March of 2023.

For 2022, bonuses under the AEIP paid to GE NEOs, including our CEO, were determined quantitatively based on the GE’s NEO’s base salary, target award percentage, achievement of applicable company or business unit financial performance targets, and a safety modifier.

How GE Selected Metrics for GE HealthCare Segment for 2022 AEIP. For 2022, financial metrics for GE HealthCare segment AEIP were organic revenue growth (weighted 50%), profit (weighted 12.5%), organic margin expansion (weighted 12.5%), and free cash flow (weighted 25%). The GE MDCC selected these metrics to incentivize strong performance across key drivers of long-term value creation, and also to reflect how GE’s business units, including the GE HealthCare segment, are managed. In 2022, the GE MDCC introduced profit as an AEIP metric for our employees, including our NEOs, to incentivize profitable growth during GE’s transition to three independent companies. The selection of metrics, the determination of the business units to which they applied, and the relative weightings of each, were a function of the unique context for GE and the GE HealthCare segment.

The GE MDCC selected these metrics to incentivize performance in a manner consistent with how management measures and reports GE’s operating results. Accordingly, the AEIP uses the same GE non-GAAP financial measures that management uses to report GE’s financial results each quarter and when providing an annual financial outlook for the year. The GE MDCC believes the use of these measures in compensation program design is appropriate and promotes consistency with metrics that many investors use to evaluate GE’s financial performance.

In addition, to further align the AEIP with an overarching operational priority of safety, in 2022, the GE MDCC selected a performance modifier to increase or decrease awards by up to 10 percentage points based on achievement of defined safety metrics. Safety performance is determined based on an assessment of our business performance against the following safety metrics relative to targets set at the beginning of the performance year: an injury and illness rate, serious incidents, fatalities, and overall safety culture and progress since the prior year. Targets for each business are established to achieve year-over-year improvements across the aforementioned safety metrics, recognizing the differences in the nature of the working environments and safety risk profiles across our businesses.

How GE Selected Targets for GE HealthCare Segment 2022 AEIP. The GE MDCC establishes targets and performance levels which are designed to be rigorous but realistic targets and informed by GE’s annual financial performance goals and consistent with external guidance. The target, threshold, and maximum performance levels for each performance measure are set with reference to annual budgets for GE and our business established by GE’s CEO, CFO, and its business unit CEOs, including Mr. Arduini, and the GE MDCC approved the performance levels for compensation purposes. Failure to achieve threshold on any one metric would result in no payout for that metric; and failure to achieve threshold on all metrics would result in no payment for the AEIP bonus. Awards are also subject to a 10% safety modifier. For the 2022 AEIP, our NEOs could receive between 100% and 150% of their target award.

How GE HealthCare Segment Performed Against Annual Bonus Targets for 2022. The GE MDCC certified how our business performed as a whole relative to the predetermined performance targets under the AEIP for the 2022 performance period as shown in the chart below.

The GE MDCC determined the bonus payment for our CEO based on the achievement of performance goals for our business as a whole as depicted below.

GE HealthCare Segment AEIP Financial Performance Metrics	Weight	Threshold (50% Payout)	Target (100% Payout)	Max (150% Payout)	Actual	Result	Safety Performance Modifier (+/-10%)	Bonus Payout
Organic Revenue Growth* (%)	50%	1.4%	6.7%	12.0%	7.0%	52%	5%	57%
Profit ($M)	12.5%	$2,900	$3,230	$3,550	$2,705	0%
Organic Margin Expansion* (bps)	12.5%	-10	80	160	-150	0%
Free Cash Flow* ($M)	25%	$3,060	$3,400	$3,740	$2,125	0%

*	GE non-GAAP financial measure.

GE NEO Bonus Determination for GE HealthCare Segment. In 2023, after the Spin-Off, our Compensation Committee reviewed, ratified, and approved the 2022 bonus payment for our CEO, and approved an individual performance multiplier of 100%. The CEO had no role in the determination of his bonus.

For our other corporate NEOs—Messrs. Zodl and Jimenez and Ms. Larson—bonuses were determined based on the achievement of performance goals for our business as a whole, as depicted above, plus their individual performance multiplier based on individual performance as recommended by our CEO, and approved by the Compensation Committee at 115%, 110%, and 110%, respectively. The individual performance factors for Messrs. Zodl and Jimenez and Ms. Larson were in recognition of their above-and-beyond efforts, including in support of the Spin-Off.

Metrics for The GE Healthcare Annual Bonus—Imaging. All of our NEOs have all or a portion of their annual bonus tied to the performance goals for our business as a whole. For employees in our businesses, in addition to the performance goals for our business as a whole as described above (weighted 33%), the annual bonus is tied to performance goals for their applicable business (weighted 67%). The leaders of GE HealthCare segment, including our CEO, established bonuses for our businesses, including Imaging. For 2022, financial metrics for the Imaging business annual bonus program were organic revenue growth (weighted 50%) and profit (weighted 20%) to incentivize strong performance across key drivers of long-term value creation, and emphasize metrics that reflect how the Imaging business is managed internally. In addition, to focus on key metrics relevant to the Imaging business, management included performance goals for days of inventory outstanding (weighted 20%) and strategic priorities (weighted 10%).

In 2023, after the Spin-Off, the Compensation Committee certified how Imaging performed relative to the predetermined performance targets for the Imaging business under the AEIP for the 2022 performance period as shown in the chart below.

Mr. Makela’s bonus was based on the achievement of performance goals (1) for our business as a whole as described above (weighted 33%) and (2) for the Imaging business as described below (weighted 67%), for which he is the CEO, plus his individual performance multiplier based on his individual performance as recommended by our CEO, and approved by the Compensation Committee at 100%.

Named Executive Officer Bonus Determination for Imaging Business

AEIP Financial Performance Metrics	Weight	Threshold (50% Payout)	Target (100% Payout)	Max (150% Payout)	Actual	Result	Imaging Payout (67%)	GE HealthCare Segment Bonus Payout (33%)	Bonus Payout
Organic Revenue Growth* ($M)	50%	$9,787	$10,302	$10,817	$9,978	34%	49%	57%	52%
Profit* ($M)	20%	$1,380	$1,533	$1,686	$1,087	0%
Days Inventory Outstanding	20%	82	78	74	100	0%
Strategic Priorities	10%		15%

*	GE non-GAAP financial measure.

Named Executive Officer Bonus Payouts

NEO	2022 AEIP Bonus Performance Group	2022 AEIP Target ($)	Bonus Payout (%)	Individual Performance Multiplier (%)		Bonus 2022 AEIP Payout ($)
• Peter Arduini	100% GE HealthCare Segment	1,562,500	57	100	(1)	890,625
• Helmut Zodl	100% GE HealthCare Segment	750,000	57	115		491,625
• Frank Jimenez	100% GE HealthCare Segment	731,233	57	110		458,483
• Betty Larson	100% GE HealthCare Segment	463,192	57	110		290,421
• Jan Makela(2)	33% GE HealthCare Segment, 67% Imaging	618,561	52	100		321,652

(1)

The GE MDCC did not use an individual multiplier in determining Mr. Arduini’s AEIP bonus payout, and determined his bonus payout based on the achievement of performance goals for our business as a whole. The Compensation Committee reviewed, ratified, and approved the 2022 bonus payout for our CEO, and approved an individual performance multiplier of 100%.

(2)

This amount was originally paid in British pounds and converted for purposes of this presentation at an exchange rate of $1.2371 per £1.00, the 2022 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

Overview of GE’s 2022 Long-Term Incentive Compensation

GE’s annual compensation program in 2022 included a mix of long-term incentive (“LTI”) compensation awards: PSUs, RSUs, and Options.

How GE Determined Award Mix and Amounts. In determining award mix and amounts, the GE MDCC evaluated each of its executive’s, including Mr. Arduini’s, overall compensation relative to the market for similar talent, the mix of cash versus equity as a percentage of the executive’s overall compensation, the executive’s expected future contribution to the success of the organization, and the retentive value of such awards.

In 2022, the annual equity incentive awards for our NEOs other than Mr. Arduini were determined by GE management and weighted approximately 50% as PSUs and 50% as RSUs. Because Mr. Arduini was an executive officer of GE, his LTI mix was aligned to the mix GE used for its NEOs and granted in the form of approximately 50% PSUs, eligible for vesting in 2025 subject to meeting performance goals, 30% Options, and 20% RSUs, each eligible for vesting 50% on each of the second and third anniversary of the grant date, in each case, subject to Mr. Arduini’s continued employment through each such vesting date.

PSUs

How GE’s Annual PSUs Work. PSUs are designed to focus executives on long-term financial and operating goals for GE overall. GE’s PSUs have formulaically-determined payouts that are earned only if GE achieves specified performance levels over the relevant performance period. In the first quarter of each year, the GE MDCC selects the performance metrics for PSUs to be granted that year. The GE MDCC chooses performance metrics that it believes align with GE’s long-term strategic objectives and contribute to the creation of long-term shareholder value. The GE MDCC then monitors GE’s performance against the performance metrics over the applicable performance period, and the GE MDCC certifies the final levels of achievement. The certified achievement levels determine the percentage of the target number of PSUs under the award that executives earn. The GE MDCC establishes targets and performance levels that are designed to be rigorous but realistic and informed by GE’s annual financial performance long-term goals and consistent with external guidance. The target, threshold, and maximum performance levels for each performance measure are set with reference to annual budgets for GE that GE’s CEO and CFO establish.

2022 PSUs

How GE Selected Metrics and Targets for the Annual 2022 PSUs. The performance metrics and targets for GE’s 2022 PSUs were approved by the GE MDCC in February 2022. The annual PSUs granted to our NEOs were based on metrics of GE’s 2022 Adjusted earnings per share (50% weighting) and free cash flow (50% weighting) performance against target levels and subject to modification of +/-20% based on three-year relative TSR versus the S&P 500 Industrials Index, with results interpolated for performance between threshold, target, and maximum. The GE MDCC chose Adjusted earnings per share and free cash flow as metrics to incentivize and focus management on both profitability and cash generation, which continue to be important financial priorities for GE. These are total company financial metrics that help align all of GE’s leaders who receive PSUs with the same performance target, in contrast to the metrics used in the AEIP which for GE HealthCare segment employees, are based on business-level performance.

For the PSUs granted in 2022, the GE MDCC certified financial performance against 2022 one-year targets of Adjusted earnings per share of $2.62, below the threshold level of $2.90, and $4,758 million of free cash flow, below the threshold level of $5,500 million, which resulted in no payout and cancellation of the 2022 PSUs. As a result, our NEOs received no payout and each of our NEOs had a cancellation of the following number of target 2022 PSUs: Mr. Arduini 39,534, Mr. Zodl 8,103, Mr. Jimenez 15,193, Ms. Larson 11,394, and Mr. Makela 10,128.

Other 2022 PSUs. On January 3, 2022, Mr. Arduini became President and Chief Executive Officer of the GE HealthCare segment, after joining GE as an employee in December 2021. In connection with becoming our CEO, in February 2022, he received an equity grant of PSUs (“New Hire PSUs”). Mr. Arduini’s New Hire PSUs are eligible to vest on March 1, 2025 (except in the event of earlier specified termination events), in an amount between 0% and 150% of the target number of PSUs, based on the final average achievement of annual performance objectives set for each of 2022, 2023, and 2024. For 2022, the GE MDCC chose annual performance metrics, which consisted of free cash flow (weighted 25%), organic margin expansion (weighted 12.5%), organic revenue growth (weighted 50%), and profit (weighted 12.5%), subject to a modification of +/-10% for safety performance.

2021 Annual PSUs. For PSUs granted in 2021, the PSUs were based on performance under GE’s one-year 2021 Adjusted earnings per share (50% weighting) and free cash flow (50% weighting) targets and modification of +/- 20% based on GE’s three-year relative TSR relative to the S&P 500 Industrials Index, with results interpolated for performance between threshold, target, and maximum. Performance below threshold against the one-year Adjusted earnings per share and free cash flow performance goals results in no PSUs earned. The NEOs may receive between 0% and 175% of the target number of PSUs granted. The GE MDCC selected the 2021 metrics of Adjusted earnings per share and free cash flow to add operating metrics to the PSU design, rather than using only relative TSR as in prior years. The GE MDCC chose these operating metrics to incentivize and focus management on both profitability and cash generation, and these continued to be important financial priorities as GE executed on its organizational plans, including the Spin-Off. The use of Adjusted earnings per share and free cash flow reflects variability in these metrics and the challenges of setting long-term financial targets in the face of difficult macroeconomic conditions.

Based on the approved equity conversion treatment, the measurement of the relative TSR modifier for the 2021 PSUs was modified from a three-year performance period to January 1, 2021 through January 3, 2023, the Spin-Off date.

In 2023, the GE MDCC certified financial performance against the 2021 one-year targets of Adjusted earnings per share of $2.12, which exceeded the maximum level of $2.00, and free cash flow of $5,092 million, which exceeded the maximum level of $4,320 million. For the performance period from January 1, 2021 through January 3, 2023, the date of the Spin-Off, the GE MDCC certified GE’s relative TSR at the 27th percentile, below the threshold level of the 35th percentile. The GE MDCC certified a final payout for the 2021 PSUs granted to our employees in the amount of 140% of executives’ 2021 PSU target. As a result, 140% of the target 2021 PSUs granted to Messrs. Zodl and Makela (equal to 13,878 and 17,348, respectively), our only NEOs who received 2021 PSUs, are scheduled to vest on March 1, 2024, subject to continued employment through the vesting date.

2020 Annual PSUs. For PSUs granted in 2020, the PSUs awards granted to our NEOs used three-year performance period based on GE’s relative TSR performance compared to the S&P Industrial 500 Index with results interpolated for performance between threshold, target and maximum. The GE MDCC certified that for the three-year period ending December 31, 2022, GE’s relative TSR as compared to the S&P 500 Industrials Index was at the sixteenth percentile, below the threshold level of the thirty-fifth percentile, resulting in no payout and cancellation of the 2020 PSUs. As a result, Mr. Makela, our only NEO who received a grant of 2020 PSUs, received no payout and his 4,597 target 2020 PSUs were canceled.

Impact of Spin-Off on Ongoing Performance Conditions. For PSUs subject to ongoing performance periods as of the Spin-Off, including the 2021 and 2022 PSUs, (i) no changes were made to the measurement of Adjusted earnings per share and free cash flow performance, which were each measured as of the end of the applicable one-year period that ended prior to the completion of the Spin-Off, and (ii) since GE relative TSR would no longer be applicable to our performance after the Spin-Off, GE relative TSR was measured from the beginning of the applicable performance period through the Spin-Off.

RSUs and Options

Why GE Uses Options and RSUs. GE believes that Options and RSUs effectively focus executives on delivering long-term value to stockholders. Options have value only to the extent that the price of GE stock rises between the grant date and the exercise date. RSUs reward and are intended to help retain executives by offering them the opportunity to receive GE stock if they remain employed by the organization on the date the restrictions lapse.

2022 RSUs. The annual RSUs granted to our NEOs in 2022 will vest in two equal installments on the second and third anniversary of the grant date, subject to the NEO’s continued employment through each such vesting date.

2022 Stock Options. The annual Options granted to Mr. Arduini as a member of the GE leadership team will vest in two equal installments on the second and third anniversary of the grant date, subject to Mr. Arduini’s continued employment through each such vesting date.

GE’s Policy On Dividend Equivalents. With respect to PSUs and RSUs, dividend equivalents or dividends, as applicable, are paid out only on shares actually received.

Treatment of Outstanding GE Equity Awards Upon Spin-Off. In the Spin-Off in January 2023, GE stockholders received a distribution of one share of GE HealthCare common stock for every three shares of GE common stock held. Because outstanding GE equity awards were not eligible to receive a distribution of GE HealthCare shares, GE made equitable adjustments designed to preserve the pre-Spin-Off value of the outstanding equity awards following the reduction in GE’s stock price that occurs when a significant business is distributed to shareholders in a spin-off. In advance of the Spin-Off, the GE MDCC established conversion ratios to govern the adjustments that, depending upon the type of award, either were based on a comparison of the pre-Spin-Off GE stock price to the post-Spin-Off GE and GE HealthCare stock prices or were the same as the ratio used to establish the number of GE HealthCare shares distributed to GE stockholders in the Spin-Off.

As depicted below, the approach for these equitable adjustments was to align our employees with GE HealthCare and the outstanding GE equity awards of our NEOs were converted into GE HealthCare outstanding equity awards.

For GE HealthCare Employees, GE Equity Awards Were Converted Into GE Healthcare Equity Awards:

Option exercise prices were divided by conversion ratio

The conversion ratio was equal to the closing share price of GE immediately prior to the Spin-Off, January 3, 2023, divided by the volume weighted average share price of our stock on the first trading day following the Spin-Off, January 4, 2023. All outstanding GE HealthCare equity awards received as a result of the conversion generally remain subject to the same terms, vesting conditions, and other restrictions that applied to the original GE award immediately before the Spin-Off, except for certain performance conditions as described above, see “Impact of Spin-Off on Ongoing Performance Conditions.” See “Outstanding Equity Awards at Fiscal Year-End Table” for details on our NEOs’ holdings of GE equity awards at the end of 2022.

Compensation Actions for 2022

Peter Arduini President & CEO, GE HealthCare

2022 Performance Highlights

As President & CEO, Mr. Arduini shapes our strategy, establishes the framework against which performance is measured, and delivers on that performance. Individual performance highlights during 2022 included:

•  Delivered solid 2022 financial results including GE HealthCare segment 7% annual revenue growth

•  Successfully executed the Spin-Off on time and met stockholder and stakeholder expectations

•  Successfully executed an oversubscribed debt raise, investor day, and roadshow

•  Built a strong leadership team with optimal balance of prior public company experience and legacy customer, market, and product knowledge

CEO Pay Structure

•	Salary. Mr. Arduini’s salary was set at $1,250,000 by GE in 2021 and remained unchanged in 2022.

•	Bonus. Mr. Arduini’s bonus target was set at 125% of salary by GE in 2021 and remained unchanged in 2022.

•

Annual Equity Awards. Mr. Arduini’s annual LTI target for 2022 was $7,000,000. In 2022, his annual LTI was granted in the form of approximately 50% PSUs, eligible for vesting in 2025, subject to meeting performance goals, 30% Options, and 20% RSUs, each eligible for vesting 50% on each of the second and third anniversary of the grant date, in each case, subject to Mr. Arduini’s continued employment through each such vesting date.

•

Sign-On Equity Award. In February 2022, Mr. Arduini received a one-time grant of New Hire PSUs. The New Hire PSUs are eligible to vest on March 1, 2025 (except for earlier specified termination events), in an amount between 0% and 150% of the target number of PSUs, based on the final average achievement of annual performance objectives set for each of 2022, 2023, and 2024. For 2022, the GE MDCC chose annual performance metrics and targets that were the same as those selected for Mr. Arduini’s 2022 bonus under the AEIP. For additional details regarding such metrics and targets, see “Overview of GE 2022 Incentive Compensation Plans.” Because the objectives are established annually, only one-third of Mr. Arduini’s target award was clearly defined and mutually understood in 2022, amounting to 17,316 PSUs. In 2023, after the Spin-Off, the Compensation Committee approved the annual performance objectives for 2023 which are the same as those selected for Mr. Arduini’s 2023 bonus under the GE HealthCare annual bonus program. For additional details regarding such metrics and targets, see “2023 Compensation Program.”

Compensation for Our Other NEOs

Helmut Zodl Chief Financial Officer, GE HealthCare

2022 Performance Highlights

As Chief Financial Officer, Mr. Zodl leads GE HealthCare’s Finance, Information Technology, and Strategy organizations. Individual performance highlights during 2022 included:

•  Successfully executed key aspects of the Spin-Off on time and met stockholder and stakeholder expectations

•  Successfully executed an oversubscribed debt raise, investor day, and roadshow

•  Successful spin management office execution with continued M&A momentum

•  Built a strong team with promising talent additions in key areas of finance

Frank Jimenez General Counsel & Corporate Secretary, GE HealthCare

2022 Performance Highlights

As General Counsel, Mr. Jimenez leads GE HealthCare’s Global Law and Policy organization. Individual performance highlights during 2022 included:

•  Successfully executed key aspects of the Spin-Off on time and met all milestones and filing requirements with high quality

•  Defined and established our new governance policies and processes

•  Enhanced a strong leadership team to establish standalone company legal and regulatory corporate functions

Betty Larson General Counsel & Chief People Officer, GE HealthCare

2022 Performance Highlights

As Chief People Officer, Ms. Larson leads the GE HealthCare’s Human Resources, Communications, and Corporate Marketing organizations. Individual performance highlights during 2022 included:

•  Led the development of and successfully launched our new Purpose, Brand, and Culture

•  Executed internal and external stakeholder engagement

•  Built a strong leadership team with optimal balance of prior public company experience and legacy customer, market, and product knowledge

•  Met all HR, Communications, and Corporate Marketing spin milestones while implementing significant changes to our Operating Model and culture

Jan Makela President & CEO, Imaging, GE HealthCare

2022 Performance Highlights

As President & Chief Executive Officer of our Imaging business, Mr. Makela leads an organization with $10.0 billion of revenue in 2022. Individual performance highlights during 2022 included:

•  Delivered solid financial performance managing through significant operational and supplier challenges

•  Executed important business unit and operational leadership and structural changes

•  Continued to deliver progress on Photon Counting and Theranostics strategy and development

Compensation Committee Report

The Talent, Culture, and Compensation Committee reviewed the Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in our most recently filed Annual Report on Form 10-K (the “2022 Form 10-K”) and the proxy statement for our 2023 Annual Meeting of Stockholders (the “2023 proxy statement”). This report is provided by the following independent directors, who comprise the committee:

Lloyd W. Howell, Jr.

Tomislav Mihaljevic

William J. Stromberg

Phoebe L. Yang

Compensation Tables

Summary Compensation Table

The following table summarizes the total compensation earned by each of our NEOs for the fiscal years ended December 31 presented below. As discussed in this prospectus, we became an independent, public company effective January 3, 2023. The information provided below includes compensation earned by our NEOs for services provided to GE and us prior to the Spin-Off. Furthermore, the following table reflects the pre-Spin-Off unadjusted stock awards and stock options granted by GE to our NEOs during the fiscal years presented below.

Name & Principal Position	Year	Salary ($)		Bonus[1] ($)	Stock Awards[2] ($)		Stock Options[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)		Change In Pension Value & Deferred Compensation[5] ($)	All Other Compensation[6] ($)	Total ($)
Peter J. Arduini	2022	1,250,000		0	6,135,961	[7]	2,099,996	890,625		0	120,520	10,497,102
President & CEO

Helmut Zodl	2022	750,000		0	1,483,209		0	491,625		0	97,301	2,822,135
Chief Financial Officer	2021	687,500		1,812,500	3,150,427		0	0		0	169,881	5,820,308

Frank R. Jimenez	2022	728,571		0	5,162,431	[7]	0	458,483		0	664,485	7,013,970
General Counsel & Corporate Secretary

Betty D. Larson	2022	541,667		675,000	4,228,9537		0	290,421		0	272,918	6,008,959
Chief People Officer

Jan Makela	2022	618,561	[8]	0	1,853,999		0	321,652	[8]	0	14,845	2,809,057
President & CEO, Imaging	2021	688,188		666,166	2,729,463		1,875,000	0		774,038	16,517	6,749,372

(1)	For Ms. Larson, the amount shown for 2022 includes a cash sign-on bonus of $675,000 pursuant to her offer letter agreement.
(2)

Aggregate grant date fair value of stock awards in the form of PSUs and RSUs. Generally, the aggregate grant date fair value is the amount that the Company expects to expense for accounting purposes over the awards’ vesting schedule and does not correspond to the actual value that the NEOs will realize from the award. In particular, the actual value of PSUs received are different from the accounting expense because it depends on performance. In accordance with SEC rules, the aggregate grant date fair value of the 2022 PSUs is calculated based on the most probable outcome of the performance conditions as of the grant date, which was less than maximum performance. If the most probable outcome of the performance conditions on the grant date had been maximum performance, then the grant date fair value of the 2022 PSUs would have been as follows: Mr. Arduini ($8,282,603), Mr. Zodl ($1,400,020), Mr. Jimenez ($2,625,086), Ms. Larson ($1,968,716) and Mr. Makela ($1,749,926). For information on the assumptions used in valuing a particular year’s grant, see the note 17 on Share-Based Compensation in GE’s financial statements in GE’s Annual Report on Form 10-K for 2022. The threshold performance metrics for the PSUs granted in 2022 were not met, resulting in a 0% payout for PSUs granted in 2022. See the Grants of Plan-Based Awards Table for additional information on the PSUs and RSUs granted in 2022.

(3)

Aggregate grant date fair value of option awards. These amounts reflect the Company’s accounting expense and do not correspond to the actual value that the NEOs will realize. For information on the assumptions used in valuing a particular year’s grant, see the note 17 on Share-Based Compensation in GE’s financial statements in GE’s Annual Report on Form 10-K for 2022. Key assumptions used in the Black-Scholes valuation for stock options include: risk free rate of 1.6%, dividend yield of 0.4%, expected volatility of 37%, expected life of 6.8 years, and strike price of $92.33. See the Grants of Plan-Based Awards Table for additional information on 2022 grants.

(4)	Amounts earned under the AEIP. See the Grants of Plan-Based Awards Table for additional information on the AEIP.

(5)

Sum of the change in pension value and above-market earnings on nonqualified deferred compensation. Year-over-year changes in pension value generally are driven by changes in actuarial pension assumptions, increases in age, any additional service, and compensation, as applicable. In 2022 there was a net reduction in pension value for Messrs. Arduini and Makela, and negative earnings in the Restoration Plan for Mr. Zodl. In accordance with SEC rules, no amount is reported for the NEOs with a negative value. See “Pension Benefits” and “Nonqualified Deferred Compensation Table” for additional information on these benefits.

(6)

GE provides its executives with other benefits that GE believes are reasonable, competitive, and consistent with its overall executive compensation program. The costs of these benefits for 2022, minus any reimbursements by the NEOs, are shown in the table below.

Name	Company Contributions to GE Savings Plans(a) ($)	Company Credits to GE Restoration Plan(b) ($)	Financial and Tax Planning(c) ($)	Relocation and Expatriate Benefits(d) ($)	Relocation and Expatriate Tax Benefits(e) ($)	Other(f) ($)	Total ($)
Arduini	21,350	74,970	0	0	0	24,200	120,520
Zodl	21,350	61,170	14,781	0	0	0	97,301
Jimenez	21,350	28,835	0	369,121	245,179	0	664,485
Larson	13,202	15,980	0	213,561	30,175	0	272,918
Makela	0	0	0	0	0	14,845	14,845

(a)

Represents contributions for the 2022 plan year under the GE Retirement Savings Plan (“GE RSP”). For Messrs. Arduini, Zodl, and Jimenez and Ms. Larson, represents matching contributions equaling up to 4% of eligible pay, and automatic contributions equaling 3% of eligible pay, up to the caps imposed under IRS rules. Mr. Makela is based outside the United States and is not eligible to participate in the GE RSP. Contributions for the 2022 plan year were made in 2023 to the GE HealthCare Retirement Savings Plan.

(b)

Represents credits for the 2022 plan year under the GE Restoration Plan (“GE Restoration Plan”). For Messrs. Arduini, Zodl, and Jimenez and Ms. Larson, represents credits to the NEOs’ equaling 7% of annual earnings, which include base salary and up to one-half of eligible bonus payments, that exceed the 2022 IRS-prescribed limit. Mr. Makela is based outside the United States and is not eligible to participate in the GE Restoration Plan. Credits for the 2022 plan year were made in 2023 to the GE HealthCare Restoration Plan.

(c)	For Mr. Zodl, the column includes expenses for the use of advisors for financial, estate, and tax preparation and planning, and investment analysis and advice.
(d)

Expenses for relocating the NEOs and their families in connection with their hiring from outside GE. Costs shown for Mr. Jimenez include movement of household goods ($84,733), sale of departure home ($245,702), lump sum and miscellaneous allowances ($30,000), and other moving costs ($8,686). Costs shown for Ms. Larson include movement of household goods ($30,111), sale of departure home ($151,657), lump sum and miscellaneous allowances ($30,000), and other moving costs ($1,793).

(e)	For Mr. Jimenez and Ms. Larson, the column includes tax gross-ups and equalization benefits provided in connection with new hire relocations and international assignments.
(f)	For Mr. Arduini, this column includes expenses for the use of lawyers or other professional advisors. For Mr. Makela, this column includes a monthly car allowance.
(7)	Includes new hire sign-on equity awards with a grant date fair value of $1,440,345, $2,381,375, and $2,143,256 for Messrs. Arduini and Jimenez and Ms. Larson, respectively.
(8)

For Mr. Makela, all cash amounts (including salary and bonus) were originally paid in British pounds and converted for purposes of this presentation at an exchange rate of $1.2371 per £1.00, the 2022 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

Grants of Plan-Based Awards Table

The following table shows PSUs, RSUs, and Options granted by GE to our NEOs in 2022. Each of these awards was approved under the GE 2007 Long-Term Incentive Plan. For more information on each of the award types, see “Overview of GE’s 2022 Long-Term Incentive Compensation.” The following table reflects the pre-Spin-Off unadjusted stock awards and option awards granted by GE to our NEOs during 2022.

Name	Grant Date	Award Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/ share)[5]	Grant Date Fair Value of Stock and Option Awards ($)[6]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Arduini	Annual Non-Equity		97,656	1,562,500
	02/23/2022	New Hire PSUs				1,732	17,316	25,974				1,440,345
	03/01/2022	Annual Options								63,044	92.33	2,099,996
	03/01/2022	Annual RSUs							14,443			1,195,592
	03/01/2022	Annual PSUs				3,953	39,534	69,185				3,500,024
Zodl	Annual Non-Equity		46,875	750,000	1,125,000
	03/01/2022	Annual RSUs							8,253			683,183
	03/01/2022	Annual PSUs				810	8,103	14,180				800,025
Jimenez	Annual Non-Equity		45,702	731,233	1,096,849
	03/01/2022	New Hire RSUs							25,792			2,381,375
	03/01/2022	Annual RSUs							15,475			1,281,021
	03/01/2022	Annual PSUs				1,519	15,193	26,588				1,500,035
Larson	Annual Non-Equity		28,949	463,192	694,788
	03/01/2022	New Hire RSUs							23,213			2,143,256
	03/01/2022	Annual RSUs							11,606			960,745
	03/01/2022	Annual PSUs										1,124,952
Makela	Annual Non-Equity		38,660	618,561	927,842
	03/01/2022	Annual RSUs							10,317			854,041
	03/01/2022	Annual PSUs				1,013	10,128	17,724				999,958

(1)

Represents the 2022 annual bonus established for each NEO under the AEIP, which is an incentive program designed to reward achievement of annual performance goals. The actual 2022 GE AEIP payouts for our NEOs are reported in the Summary Compensation Table in the Non-Equity Incentive Plan Compensation column. The performance measures and methodology for calculating payouts are described under “Annual Bonuses.”

(2)

Number of PSUs granted under GE’s 2007 Long-Term Incentive Plan. The annual PSUs granted to the NEOs on March 1, 2022 could convert into shares of GE stock at the end of the three-year performance period based on performance under GE’s one-year 2022 Adjusted earnings per share (50% weighting) and free cash flow (50% weighting) targets and modification of +/- 20% based on three-year relative TSR versus the S&P 500 Industrials Index, with results interpolated for performance between threshold, target, and maximum. The number of shares that were possible to earn at the time of grant ranged from 0% to a maximum of 175% of the target number of PSUs. The threshold performance metrics for the PSUs granted in 2022 were not met, resulting in a 0% payout for PSUs granted in 2022. In connection with his hire, Mr. Arduini received New Hire PSUs, for which payout can range from 0% for below threshold performance against all performance measures to a maximum of 150% of target, based on maximum level of achievement of all performance measures. For additional details on Mr. Arduini’s new hire PSU award, see “Compensation Actions for 2022.”

(3)	Number of RSUs granted under GE’s 2007 Long-Term Incentive Plan. Mr. Jimenez and Ms. Larson also received one-time special RSU awards in connection with their hires.
(4)	Number of stock options granted under GE’s 2007 Long-Term Incentive Plan.
(5)	The stock option exercise price equals the closing price of GE common stock on the grant date.

(6)

Grant date fair value of awards granted in 2022, calculated based on the most probable outcome of the performance conditions for PSUs as of the grant date. Values are calculated in accordance with FASB ASC Topic 718, but excluding the effect of estimated forfeitures.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows the NEOs’ stock and option grants as of year-end. It includes unexercised stock options (vested and unvested), RSUs, and PSUs for which vesting conditions were not yet satisfied as of December 31, 2022. The number of awards included in the following table reflects the pre-Spin-Off unadjusted equity awards granted by GE to our NEOs.

Name of Executive	Grant Date	Award Type	Number Outstanding (#)	Portion Exercisable (#)	Exercise Price ($/share)	Expiration Date	Market Value[1] ($)	Vesting Schedule[2]
Arduini	3/1/2022	Options	63,044	0	92.33	3/1/2032	0	50% in 2024 and 2025
	3/1/2022	RSUs	14,443				1,210,179	50% in 2024 and 2025
	2/23/2022	PSUs	17,316				1,450,908	100% in 2025, subject to performance
	3/1/2022	PSUs	9,884				828,180	100% in 2025, subject to performance

Total			96,029				2,763,813
Zodl	03/01/2021	RSUs	8,411				704,758	50% in 2023 and 2024
	03/01/2021	PSUs	12,285				1,029,360	100% in 2024, subject to performance
	04/01/2021	RSUs	12,320				1,032,293	50% in 2023 and 2024
	06/01/2021	RSUs	1,409				118,060	50% in 2023 and 2024
	03/01/2022	RSUs	8,253				691,519	50% in 2024 and 2025
	03/01/2022	PSUs	2,026				169,759	100% in 2025, subject to performance

Total			44,704				3,745,749
Jimenez	03/01/2022	RSUs	25,792				2,161,112	50% in 2024 and 2025
	03/01/2022	RSUs	15,475				1,296,650	50% in 2024 and 2025
	03/01/2022	PSUs	3,798				318,234	100% in 2025, subject to performance

Total			45,065				3,775,996
Larson	03/01/2022	RSUs	23,213				1,945,017	50% in 2024 and 2025
	03/01/2022	RSUs	11,606				972,467	50% in 2024 and 2025
	03/01/2022	PSUs	2,849				238,718	100% in 2025, subject to performance

Total			37,668				3,156,202
Makela	09/13/2013	Options	1,041	1,041	182.88	09/13/2023	0	Fully Vested
	09/05/2014	Options	146	146	200.72	9/5/2024	0	Fully Vested
	09/05/2014	Options	1,649	1,649	200.72	9/5/2024	0	Fully Vested
	09/11/2015	Options	3,122	3,122	191.92	9/11/2025	0	Fully Vested
	09/30/2016	Options	5,202	5,202	227.76	9/30/2026	0	Fully Vested
	12/21/2018	Options	38,738	38,738	57.04	12/21/2028	1,036,242	Fully Vested
	03/19/2019	Options	4,226	4,226	81.52	3/19/2029	9,593	Fully Vested
	04/11/2019	Options	2,859	2,859	72.96	4/11/2029	30,963	Fully Vested
	03/02/2020	Options	170	85	89.68	3/2/2030	0	100% in 2023
	03/02/2020	Options	20,265	10,132	89.68	03/02/2030	0	100% in 2023
	03/02/2020	RSUs	2,296				192,382	100% in 2023
	03/02/2020	PSUs	1,149				96,275	100% in 2023, subject to performance

Name of Executive	Grant Date	Award Type	Number Outstanding (#)	Portion Exercisable (#)	Exercise Price ($/share)	Expiration Date	Market Value[1] ($)	Vesting Schedule[2]
	08/03/2020	RSUs	13,848				1,160,324	50% in 2023 and 2024
	03/01/2021	RSUs	10,513				880,884	50% in 2023 and 2024
	03/01/2021	PSUs	15,356				1,286,679	100% in 2024, subject to performance
	07/01/2021	Options	46,875	0	107.84	07/01/2031	0
	07/01/2021	RSUs	5,813				487,071	50% in 2023 and 2024
	03/01/2022	RSUs	10,317				864,461	50% in 2024 and 2025
	03/01/2022	PSUs	2,532				212,156	100% in 2025, subject to performance
Total			186,117				6,257,030

(1)

The market value of RSUs and PSUs is calculated by multiplying the closing price of GE stock as of December 30, 2022 ($83.79) (the last trading day for the year) by the number of shares underlying each award. With respect to the PSUs granted to Mr. Makela on March 2, 2020, New Hire PSUs granted to Mr. Arduini on February 23, 2022, and PSUs granted to Messrs. Arduini, Zodl, and Jimenez and Ms. Larson on March 1, 2022, this value assumes satisfaction of the threshold-level payout for the awards. The threshold performance metrics for the PSUs granted in 2022 (other than the New Hire PSUs) were not met, resulting in a 0% payout for such PSUs. For PSUs granted to Messrs. Zodl and Makela on March 1, 2021, this value assumes satisfaction of the maximum-level payout for the awards, representing the achievement of goals delivering significant shareholder returns. For options, the market value is calculated by multiplying the number of shares underlying each award by the spread between the award’s exercise price and the closing price of GE stock as of December 30, 2022 ($83.79) (the last trading date for the year).

(2)

Options and RSUs vest on the anniversary of the grant date in the years shown in the table. PSUs vest at the beginning of the year indicated when the committee certifies the level at which the performance metrics have been achieved, unless otherwise stated. See “Potential Termination Payments” regarding other vesting events.

Option Exercises and Stock Vested Table

The following table shows the number of shares the NEOs acquired and the values they realized upon the vesting of RSUs during 2022. During the year, none of the NEOs exercised stock options and none of them had PSUs that were earned, and only Mr. Makela had RSUs that vested. Values are shown before payment of any applicable withholding taxes or brokerage commissions. The number of awards included in the following table reflects the pre-Spin-Off unadjusted equity awards granted by GE to our NEOs.

	Option Awards		PSUs & RSUs
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Arduini	0	0	0	0
Zodl	0	0	0	0
Jimenez	0	0	0	0
Larson	0	0	0	0
Makela	0	0	3,607	338,737

Deferred Compensation

GE offers certain nonqualified deferred compensation programs and arrangements for executives. The description below is for plan in which our NEOs were eligible for 2022.

GE Restoration Plan

Eligibility. U.S. employees who became U.S. executives on or after January 1, 2021 (including Messrs. Arduini, Zodl, and Jimenez and Ms. Larson) accrue benefits under the GE Restoration Plan. Mr. Makela is not eligible to participate in the GE Restoration Plan. Executives are not permitted to make contributions under the GE Restoration Plan. We maintain the GE HealthCare Restoration Plan for periods following the Spin-Off on the same terms as described below.

Benefit Formula. Restoration Plan participants are credited with 7% of their annual earnings, which include base salary and up to one-half of eligible bonus payments, which exceed the IRS-prescribed limit applicable to tax-qualified plans ($305,000 for 2022).

Earnings and Vesting. The annual credits are notionally invested as elected by the participant in earnings options that mirror the investment options available under the broad-based tax-qualified GE RSP. Participants may change their election up to twelve times per quarter. GE, and for periods following the Spin-Off, GE HealthCare, makes all decisions regarding the earnings options that are offered and the measures for calculating earnings under those options. Earnings are currently credited daily. Participants generally vest in Restoration Plan accounts after 3 years of service.

Time and Form of Payment. Vested amounts under the Restoration Plan are paid in a lump sum, generally in July of the year following the year of the participant’s separation from service.

Nonqualified Deferred Compensation Table

The table below shows amounts credited to the NEOs’ accounts under GE’s nonqualified deferred compensation plans and plan balances as of December 31, 2022.

Name	Executive Contributions in 2022(1) ($)	GE Credits in 2022(2) ($)	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/Distributions	Aggregate Balance at Last Fiscal Year-End
			GE Restoration Plan(3) ($)	GE Restoration Plan ($)	GE Restoration Plan ($)
Arduini	0	74,970	0	0	74,970
Zodl	0	61,170	0	0	84,773
Jimenez	0	28,835	0	0	28,835
Larson	0	15,980	0	0	15,980
Makela	0	0	0	0	0

(1)	Executives are not permitted to make contributions to the GE Restoration Plan.
(2)

Credits under the GE Restoration Plan were accrued on December 15, 2022 and credited to our NEOs’ accounts in the GE HealthCare Restoration Plan in January 2023. Such amounts are reported as compensation in the Summary Compensation Table above.

(3)	In 2022 Mr. Zodl had negative earnings in the GE Restoration Plan. In accordance with SEC rules, no amount is reported for the NEOs with a negative value.

Pension Benefits

GE provides retirement benefits to certain eligible executives based in the U.S. under the same GE Pension Plan in which other eligible U.S. employees participate. The GE Pension Plan is a funded, tax-qualified plan. GE maintains a GE U.K. Pension Plan for U.K.-based employees. The Company maintains the GE HealthCare Pension Plan and a GE HealthCare U.K. Pension Plan for periods following the Spin-Off on the same terms as described below.

Messrs. Arduini and Makela are our only NEOs eligible for GE pension benefits. Below is the description of the GE Pension Plan in which Mr. Arduini accrued benefits during his prior tenure with GE. Mr. Makela was eligible for the GE U.K. Pension Plan on the same terms as other U.K.-based employees.

GE Pension Plan

Eligibility and Vesting. The GE Pension Plan is a broad-based retirement program for U.S.-based employees that has been closed to new participants since 2012 (2011 for salaried new hires). U.S.-based employees who began working at GE after the plan was closed, including Messrs. Zodl and Jimenez, and Ms. Larson, are not eligible for this plan. Those employees who are eligible generally vest in the plan after five years of qualifying service. The plan also requires employee contributions, which vest immediately. Effective January 1, 2021, participants with salaried benefits stopped accruing benefits (and making contributions) under this plan.

Benefit Formula. For Mr. Arduini, the plan provides benefits based primarily on a formula that takes into account his earnings for each fiscal year (through 2020) during which he was employed by GE. Since 1989, this formula has provided an annual benefit accrual equal to 1.45% of an executive’s earnings for the year up to covered compensation and 1.9% of his or her earnings for the year in excess of covered compensation. The maximum incremental annual benefit an executive could have earned for service in 2022 was $0 due to the stoppage of accruals.

Time and Form of Payment. The accumulated benefit an employee earns is payable after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The normal retirement age as defined in this plan is 65; however, employees who began working at GE prior to 2005, including Mr. Arduini, may retire at age 60 without any reduction in benefits. In addition, the plan provides for Social Security supplements and spousal joint and survivor annuity options.

Tax Code Limits on Benefits. The tax code limits the benefits payable under the GE Pension Plan. For 2022, the maximum single life annuity an executive could have received under these limits was $245,000 per year. This ceiling is actuarially adjusted in accordance with IRS rules to reflect employee contributions, actual forms of distribution, and actual retirement dates.

GE U.K. Pension Plan

Eligibility. The GE U.K. Pension Plan is a broad-based, tax-registered and qualified pension program for U.K.-based employees that has been closed to new participants since 2011. Those employees of GE who are eligible to participate in the plan vest after two years of pensionable service. The plan requires employee contributions (which are refunded if pensionable service does not meet vesting requirements). Effective January 1, 2022, participants stopped accruing benefits and making contributions under this plan (subject to certain statutorily required increases), and became eligible for a core annual employer contribution under the GE Pension Saver defined contribution plan equaling 10-25% of base salary, plus two years of transition credits equaling 2% of base salary (each up to statutory caps).

Benefit Formula. The GE U.K. Pension Plan offers two accrual rates (1/60ths and 1/80ths) applied to final pensionable pay, which is defined as the annual average of the highest three complete years’ base salary only, less an initial offset in respect of salary subject to social security retirement benefits, and capped at a plan earnings cap. Both indices are updated and released by HM Revenue and Customs (“HMRC”) each new tax year. Credit is awarded on this formula for every whole month earned under the plan as pensionable service. The accrual is monitored for tax purposes on an annual basis and an annual allowance is set according to earnings. Tax relief on the pension accrual is provided only up to an individual limit falling between £4,000 and £40,000.

Pension contributions in excess of this individual limit result in tax at applicable individual rates. All GE employees who were in the executive band and above and members of the GE U.K. Pension Plan when it was closed to new entrants, including Mr. Makela, are entitled to accrue additional benefits on a special defined contribution basis. Under these additional benefit provisions, Mr. Makela is entitled to an annual GE cash contribution of 25% of eligible earnings each year.

Time and Form of Payment. The GE U.K. Pension Plan pays out the accumulated benefit after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The normal retirement age under the plan is 65; however, certain employees with special benefits may, in accordance with a longstanding discretionary practice, retire unreduced early retirement under this plan. In addition, the plan provides for social security supplements and a spousal annuity.

Tax Code Limits on Benefits. Benefits from the GE U.K. Pension Plan are subject to the Lifetime Allowance which measures individual pension accruals/contributions against an overall limit that is updated and released by HMRC each new tax year. For 2022, this limit was £1,073,100.

Pension Benefits Table

The table below shows the present value of the accumulated benefit as of December 31, 2022 for the NEOs under the GE Pension Plan (Mr. Arduini) and the GE U.K. Pension Plan (Mr. Makela), as calculated based on the assumptions described below. Although the SEC rules require us to show this present value, the NEOs are not entitled to receive these amounts in a lump sum. None of the NEOs received a payment under these plans in 2022.

Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit($)(2)	Payment During Last Fiscal Year ($)
Arduini(1)	15	488,539	0
Zodl	N/A	N/A	N/A
Jimenez	N/A	N/A	N/A
Larson	N/A	N/A	N/A
Makela	22	1,351,288	0

(1)

Mr. Arduini’s pension benefits reflect his accrued benefits from his prior tenure with GE. Mr. Arduini’s credited service is limited to 15 years under the Pension Plan, from his prior tenure with GE before future accruals stopped effective January 1, 2021. Mr. Arduini forfeited a GE Supplementary Pension he previously accrued when he left GE in 2005, prior to satisfying the vesting conditions.

(2)

The accumulated benefit is based on years of service and earnings (base salary and bonus) considered by the plans for the period through December 31, 2022. It also includes the value of contributions made by the NEOs throughout their careers. For purposes of calculating the present value, it is assumed that the NEOs will remain in service until the age at which they may retire without any reduction in benefits. For Mr. Arduini this is age 60 under the GE Pension Plan. For Mr. Makela this is age 65 under the GE U.K. Pension Plan. It is also assumed that benefits are payable under the available forms of annuity. The assumptions for U.S. beneficiaries are consistent with the assumptions for the GE Pension Plan, including the statutory discount rate assumption of 5.53% for the GE Pension Plan, and the postretirement mortality assumption used for present value calculations is the Pri-2012 Healthy Retiree mortality table projected to 2016, adjusted for GE’s experience and factoring in projected generational improvements. The assumptions for the U.K. beneficiaries are at a discount rate of 4.60% and a postretirement mortality assumption based upon the SAPS S3 tables with future generational improvements in line with the CMI 2021 projection model (with a 1.50% pa improvement trend and a 0.5% initial addition) at December 31, 2022. For Mr. Makela, the present value of accumulated benefit is originally valued in British pounds and converted for purposes of this presentation at an exchange rate of $1.2371 per £1.00, the 2022 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

Potential Termination Payments

In this section, we describe and quantify certain compensation that would have been payable under existing compensation plans and arrangements had an NEO’s employment terminated on December 31, 2022. For this hypothetical calculation, we have used each NEO’s compensation and service levels as December 31, 2022, and, where applicable, GE’s closing stock price on December 30, 2022 (the last trading date of the year). Since many factors (e.g., the time of year when the event occurs, GE’s stock price, and the NEO’s age) could affect the nature and amount of benefits a NEO could potentially receive, any amounts paid or distributed upon a future termination may be different from those shown in the tables below. The amounts described below are in addition to benefits generally available to salaried employees, such as distributions under the GE RSP.

Employment Agreements for Employees. As we have hired new executive talent from outside the company, we have entered into certain employment agreements with those individuals, generally at their request. Messrs. Arduini and Jimenez and Ms. Larson each entered into an offer letter agreement upon joining GE. Mr. Makela entered into an employment agreement with GE under local law. Mr. Arduini’s offer letter was subsequently amended, as described below. The agreements for Messrs. Arduini, Jimenez, and Makela and Ms. Larson entitle them to certain post-termination benefits, in each case as further described below. The agreements for Messrs. Arduini and Jimenez and Ms. Larson provide the same post-termination benefits as provided under the GE US Executive Severance Plan, with additional circumstances under which post-termination benefits will be paid, including a change in control and good reason. Mr. Zodl participates in the GE US Executive Severance Plan. Mr. Makela was not eligible to participate in the GE US Executive Severance Plan below.

Offer Letter Agreement with Mr. Arduini. GE entered into an offer letter agreement with Mr. Arduini upon the commencement of his employment with GE. The agreement provides for an annual salary of $1.25 million, an annual bonus target at 125% of his salary, and long-term equity incentive awards with a target grant date fair value of $7.0 million beginning with the annual 2022 grant (of which 50% was in PSUs, 30% was in stock options, and 20% was in RSUs). Upon the initial commencement of his employment, he also received an award of PSUs with a grant date fair value of $5.0 million to further incentivize, and align his compensation with, the performance of GE HealthCare segment. He is subject to a non-compete and non-solicitation agreement, which terminates 12 months after his termination (for whatever reason). Upon Mr. Arduini’s termination of employment (i) by GE without cause or by Mr. Arduini for good reason, (ii) due to death or disability, or (iii) in connection with a change in control that does not result in him receiving a comparable offer, he would be eligible to receive the standard severance package provided to similarly situated GE officers (which as of the signing date consisted of 18 months of his base salary). Assuming a December 31, 2022 termination date, the cash portion of severance for Mr. Arduini would be $1,875,000. Under Mr. Arduini’s offer letter agreement, the following terms have the meanings set forth below:

•

Cause generally means (a) the willful and continued failure of Mr. Arduini to perform his duties or to comply with a valid and legal directive of GE or the Board, (b) engaging in dishonesty, illegal conduct, or misconduct that materially harms or is reasonably likely to materially harm GE, (c) conviction of, or nolo contendere plea to, a felony or of a misdemeanor involving moral turpitude, (d) willful or grossly negligent unauthorized disclosure of confidential information, (e) material breach of any material obligation under the offer agreement or other agreement with GE, which harms or is reasonably likely to materially harm GE, or (f) willful material failure to comply with GE policies.

•

Good reason generally means (a) a reduction in Mr. Arduini’s target compensation or any failure to pay compensation when due, (b) a material breach by GE of any material provision of the offer letter agreement or other agreement with GE, or (c) a material, adverse change in Mr. Arduini’s title, authority, duties, responsibilities, or reporting relationship.

•

Change in control generally means (a) the acquisition of at least 50% of GE’s or GE HealthCare’s stock or voting power by any person, or (b) the sale of substantially all of the assets of GE or GE HealthCare. The Spin-Off did not constitute a “change in control” for purposes of Mr. Arduini’s offer letter. In connection with the Spin-Off, Mr. Arduini’s offer letter was subsequently amended, effective as of January 3, 2023; this amendment did not impact his compensation from GE during 2022.

Offer Letter with Mr. Jimenez. GE entered into an offer letter agreement with Mr. Jimenez upon the commencement of his employment with GE. The agreement provides for an annual salary of $850,000, an annual bonus target at 100% of his salary, and long-term equity incentive awards with a target grant date fair value of $3.0 million beginning with the annual 2022 grant (of which 50% was in PSUs and 50% was in RSUs). Upon the initial commencement of his employment, he also received an award of RSUs with a grant date fair value of $2.5 million to further incentivize, and align his compensation with, the performance of GE HealthCare segment. He was also eligible to participate in GE’s U.S. relocation policy through December 31, 2022. He is subject to a non-compete and non-solicitation agreement, which terminates 12 months after his termination (for whatever reason). Upon Mr. Jimenez’s termination of employment (i) by GE without cause or by Mr. Jimenez for good reason, (ii) due to death or disability, or (iii) in connection with a change in control that does not result in him receiving a comparable offer, he would be eligible to receive the standard severance package provided to similarly situated GE officers (which as of the signing date consisted of 12 months of his base salary). Assuming a December 31, 2022 termination date, the cash portion of severance for Mr. Jimenez would be $850,000. Under Mr. Jimenez’s offer letter agreement, the following terms have the meanings set forth below:

•

Cause generally has the same meaning as described above for Mr. Arduini’s offer letter, except Mr. Jimenez has a 30-day period to cure any willful and continued failure to perform his duties or to comply with a valid and legal directive of GE or the Board.

•

Good reason generally has the same meaning as described above for Mr. Arduini’s offer letter, except in addition to such reasons, Mr. Jimenez’s offer letter included an additional reason for a decision by GE not to spin-off the GE HealthCare business or its failure to do so on or before December 31, 2023.

•	Change in control has the same meaning as described above for Mr. Arduini.

Offer Letter with Ms. Larson. GE entered into an offer letter agreement with Ms. Larson upon the commencement of her employment with GE. The agreement provides for an annual salary of $650,000, an annual bonus target at 85% of her salary, and long-term equity incentive awards with a target grant date fair value of $2.25 million beginning with the annual 2022 grant (of which 50% was in PSUs and 50% was in RSUs). Upon the initial commencement of her employment, she also received an award of RSUs with a grant date fair value of $2.25 million to further incentivize, and align her compensation with, the performance of GE HealthCare segment. Ms. Larson also received a cash award of $675,000, which is repayable in full if before the two-year anniversary of her start date, she voluntarily leaves without good reason or, if in GE’s sole discretion, she has engaged in conduct that would give rise to a termination for cause, regardless of whether this conduct was discovered during her employment or after her termination of employment. She was also eligible to participate in GE’s U.S. relocation policy through December 31, 2022. She is subject to a non-compete and non-solicitation agreement, which terminates 12 months after her termination (for whatever reason). Upon Ms. Larson’s termination of employment (i) by GE without cause or by Ms. Larson for good reason, (ii) due to death or disability, or (iii) in connection with a change in control that does not result in her receiving a comparable offer, she would be eligible to receive the standard severance package provided to similarly situated GE officers (which as of the signing date consisted of 12 months of her base salary). Assuming a December 31, 2022 termination date, the cash portion of severance for Ms. Larson would be $650,000. Under Ms. Larson’s offer letter agreement, the following terms have the same meanings as described above for Mr. Jimenez: Cause, Good reason, and Change in control.

Employment Agreement with Mr. Makela. GE entered into an employment with Mr. Makela under local law. The terms of the employment agreement do not generally affect the nature and amount of compensation and benefits Mr. Makela could potentially receive upon a future termination beyond benefits generally provided to salaried employees employed by GE in the U.K., other than the pension benefits described below and in the 2023 proxy statement.

GE US Executive Severance Plan. In order to standardize the severance payments available to U.S. executives who are not otherwise subject to an agreement providing a different amount, GE adopted the GE US Executive Severance Plan. Eligible executives who experience an employer-initiated termination of employment that is not for cause, and who are not offered a suitable position, receive between 6 to 18 months of base salary (based on their career band), which is paid in a lump sum. Outplacement services are also provided for the same period. To receive a benefit under the plan, the executive must enter into a separation agreement and release in a form acceptable to GE, which may also include cooperation, confidential information, non-disparagement, non-competition, non-solicitation, and other covenants. Mr. Arduini was eligible to participate under the plan at the 18-month level. Messrs. Zodl and Jimenez and Ms. Larson were eligible to participate under the plan at the 12-month level. Assuming a termination date of December 31, 2022, the amount each eligible NEO would be entitled to receive under the US Executive Severance Plan is: Arduini ($1,875,000), Zodl ($750,000), Jimenez ($850,000), and Larson ($650,000). Mr. Makela is not eligible under the US Executive Severance Plan as he is not working in the U.S. Under the plan, the following terms have the meanings set forth below:

•

Cause generally means: (i) breach of any confidentiality, non-solicitation, non-competition, or other material provision of an agreement with the company, (ii) conduct that has the potential to cause material harm to the company, (iii) an act of dishonesty, fraud, embezzlement, or theft, (iv) conviction of, or plea of guilty or no contest to, a felony or crime involving moral turpitude, or (v) failure to comply with the company’s policies and procedures.

•

Suitable position generally means a position providing at least 80% of the executive’s base salary and annual incentive award opportunity. If the position is with the company, rather than a successor employer in a business disposition or other third-party in an outsourcing arrangement, the position must also be within 50 miles of the executive’s job location and in the same career band.

Equity Awards. The following table shows the intrinsic value of equity awards that would have vested or become exercisable if the NEO had died, become disabled, retired, or separated from the company as of December 31, 2022. None of our NEOs were retirement eligible as of December 31, 2022. Intrinsic value is based upon the company’s stock price (minus the exercise price in the case of stock options). Amounts shown assume the achievement of all applicable performance objectives at the target level. Our NEOs generally are not entitled to benefits if they leave voluntarily or are terminated for cause.

Potential Termination Payments Table (Equity Benefits)

	Upon Death		Upon Disability		Upon Retirement		Upon Involuntary Termination		Upon Change in Control
Name	Options ($)	RSUs and PSUs ($)	Options ($)	RSUs and PSUs ($)	Options ($)	RSUs and PSUs ($)	Options ($)	RSUs and PSUs ($)	Options ($)	RSUs and PSUs ($)
Arduini	0	8,251,555	0	8,251,555	N/A	N/A	0	0	0	0
Zodl	N/A	3,813,786	N/A	3,813,786	N/A	N/A	N/A	0	N/A	0
Jimenez	N/A	4,730,783	N/A	4,730,783	N/A	N/A	N/A	0	N/A	0
Larson	N/A	3,872,187	N/A	3,872,187	N/A	N/A	N/A	0	N/A	0
Makela	1,076,797	5,554,188	1,076,797	5,554,188	N/A	N/A	0	0	0	0

Death and Disability. Unvested options, RSUs, and PSUs/performance shares would generally vest, depending on the award terms. Vested options would generally remain exercisable until their expiration date, and PSUs (other than Mr. Arduini’s New Hire PSU Awards) and performance shares would remain subject to the achievement of the performance objectives. Mr. Arduini’s New Hire PSU Awards would vest based on the average of target performance for uncompleted years of the performance period and actual performance for any completed years of the performance period. For these purposes, disability generally means the executive being unable to perform his or her job.

Retirement. Unvested options, RSUs, and PSUs/performance shares (other than Mr. Arduini’s New Hire PSU Awards) held for at least one year would generally vest, depending on the award terms. Vested options would generally remain exercisable until their expiration date, and PSUs and performance shares would remain subject to the achievement of the performance objectives. For these purposes, retirement generally means reaching the applicable retirement age, typically age 60, and completing 5 years of service.

Involuntary Termination. Under the terms of Mr. Arduini’s New Hire PSU Awards, if a termination without cause or resignation for good reason occurs following December 31, 2023 but prior to the vesting date, the New Hire PSU Awards would vest based on the average of target performance for the uncompleted years for the performance period and actual performance for any completed years of the performance period. None of the other NEOs were entitled to any potential payments upon separation from the company, except for vesting of certain equity awards in the event that the executive transfers to a successor employer in a business disposition.

Change of Control. None of our NEOs are entitled to the acceleration or payment of benefits in the event of a change of control.

Pension Benefits. Pension Benefits describes the general terms of each pension plan in which our NEOs participate, the years of credited service, and the present value of their accumulated pension benefit (assuming payment begins at age 60 or 65, as noted above). The table below shows the pension benefits that would have become payable if the NEO had died, become disabled, voluntarily terminated, or retired as of December 31, 2022.

In the event of death before retirement, because Mr. Arduini has more than 15 years of service accrued during his prior tenure with GE, his surviving spouse may receive either an annuity, as if he had retired and elected the spousal 50% joint and survivor annuity option prior to death, or an immediate lump-sum payment based on five years of pension distributions, in each case based upon the accrued benefit.

In the event a disability occurs before retirement, Mr. Arduini could have received an annuity payment of accrued GE Pension benefits.

Potential Termination Payments Table (Pension Benefits)

Name	Lump Sum Upon Death ($)	Annual Benefit Upon Death ($)	Annual Benefit Upon Disability ($)	Annual Benefit Upon Voluntary Termination ($)	Annual Benefit Upon Retirement ($)
Arduini	N/A	17,580	38,709	35,610	N/A
Zodl	N/A	N/A	N/A	N/A	N/A
Jimenez	N/A	N/A	N/A	N/A	N/A
Larson	N/A	N/A	N/A	N/A	N/A
Makela1	105,066	41,985	83,969	83,969	N/A

(1)

Benefits to be paid in British pounds and converted for purposes of this presentation at an exchange rate of $1.2371 per £1.00, the 2022 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

Lump Sum Upon Death. Mr. Arduini is not eligible for a lump sum payment.

Annual Benefits Upon Death. For Mr. Arduini, the annual amount is payable for the life of the surviving spouse as the GE Pension Plan benefit.

Annual Benefits Upon Disability. For Mr. Arduini, the annual amount includes the 50% joint and survivor annuity as the GE Pension Plan benefit.

Annual Benefits Upon Voluntary Termination. For Mr. Arduini, the annual amount includes the 50% joint and survivor annuity payable at age 60 under the GE Pension Plan.

Annual Benefits Upon Retirement. None of our NEOs are eligible to retire.

Deferred Compensation. The NEOs are entitled to receive the vested amount in their Restoration Plan account in the event of a termination of employment. Between the termination event and the date that distributions are made, these accounts would continue to increase or decrease in value based on the changes in the value of the NEOs’ earnings option. Therefore, amounts received by NEOs would differ from those shown in the Nonqualified Deferred Compensation Table. Vested amounts under the Restoration Plan are paid in a lump sum, generally in July of the year following the year of the participant’s separation from service.

Other Executive Compensation Policies and Practices

Many of our executive compensation policies and practices are included in our Governance Principles adopted by our Board. Specifically, our NEOs and other executives are subject to rigorous stock ownership requirements and are precluded from hedging and pledging. Executives have five years from the time they are first hired or become a direct report of the CEO to meet the stock ownership requirements. The Compensation Committee will receive regular updates on the current stock ownership of our NEOs and other executives under the Compensation Committee’s purview.

Additionally, our Governance Principles include clawback and recoupment of performance-based or incentive compensation which allows us to clawback compensation from NEOs under certain circumstances. The Governance Principles also give the Board authority to pursue other remedies in the event of executive misconduct. These compensation policies and practices are consistent with those used by GE in 2022.

Succession Planning

Compensation Committee. The Compensation Committee has primary responsibility for helping the Board develop and evaluate potential candidates for executive positions and for overseeing the development of executive succession plans. As part of this responsibility, the Compensation Committee oversees the compensation program for our CEO and the other NEOs.

Management. Our CEO and our Chief People Officer help the Compensation Committee administer our executive compensation program. Our Chief People Officer and other members of management also advise the Compensation Committee on matters such as past compensation, total annual compensation, potential accrued benefits, compensation practices and guidelines, Company performance, industry compensation practices, and competitive market information.

Compensation Risk Assessment. The GE MDCC oversees an annual risk assessment of GE’s executive compensation policies and practices. For 2022, the assessment was led by management with review and input from GE’s independent compensation consultant. Based on results of the assessment, the GE MDCC concluded that GE’s executive compensation design does not encourage excessive risk taking.

No Option Backdating or Spring-Loading. The exercise price of each stock option is based on the closing price of stock on the grant date.

No Option Repricing. We prohibit the repricing of stock options. This includes amending outstanding options to lower their exercise price, substituting new awards with a lower exercise price or executing a cash buyout.

No Unearned Dividend Equivalents. PSUs and RSUs granted to our NEOs do not pay dividends or dividend equivalents on shares that are not yet owned. Instead, dividends and dividend equivalents are accrued during the vesting or performance period and paid out only on shares actually received. Options are not entitled to receive any dividend equivalents or dividends.

Tax Deductibility of Compensation. The Internal Revenue Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to applicable NEOs, subject to an exception for qualifying performance-based compensation provided pursuant to a binding written contract in effect as of November 2, 2017. We generally expect that compensation paid to our applicable NEOs in excess of $1 million will not be deductible.

Equity Compensation Plan Information

The table below presents information regarding equity compensation plans under which our common stock may be issued to employees and non-employees as compensation under the GE HealthCare 2023 Long-Term Incentive Plan, the GE HealthCare Mirror 2022 Long-Term Incentive Plan, the GE HealthCare Mirror 2007 Long-Term Incentive Plan, and the GE HealthCare Mirror 1990 Long-Term Incentive Plan, in each case as of December 31, 2022.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans[1]
Equity compensation plans approved by security holders	0	0	0
Equity compensation plans not approved by security holders	0	0	0
Total	0	0	0

(1)

In connection with the Spin-Off, we adopted the GE HealthCare 2023 Long-Term Incentive Plan, the GE HealthCare Mirror 2022 Long-Term Incentive Plan, the GE HealthCare Mirror 2007 Long-Term Incentive Plan, and the GE HealthCare Mirror 1990 Long-Term Incentive Plan, which plans became effective as of the Spin-Off. As of December 31, 2022, no equity awards had yet been granted under any of these plans.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our shares as of April 18, 2023 by: (i) each of our current directors (other than Mr. Arduini); (ii) each of our NEOs; and (iii) all of our directors and executive officers as a group.

	Outstanding Common Stock Beneficially Owned(1)		RSUs and Stock Underlying Options(2)	Total Stock Beneficially Owned	Percent of Class
Directors (other than Mr. Arduini)
H. Lawrence Culp, Jr.	71,675	*	580,959	652,634	**
Rodney F. Hochman	—		—	—	**
Lloyd W. Howell, Jr.	—		—	—	**
Risa Lavizzo-Mourey	1,041	*	—	1,041	**
Anne T. Madden	—		—	—	**
Tomislav Mihaljevic	—	*	—	—	**
Catherine Lesjak	—	*	—	—	**
William J. Stromberg	—		—	—	**
Phoebe L. Yang	—		—	—	**

NEOs
Peter J. Arduini	—		—	—	**
Frank R. Jimenez	185		—	185	**
Betty D. Larson	—		—	—	**
Jan Makela	—		44,371	44,371	**
Helmut Zodl	9,411		995	10,406	**
Directors and executive officers as a group (19 people)(3)	89,947		842,572	932,519	**

*

Certain directors hold deferred fee phantom stock awarded with respect to the common stock of GE HealthCare resulting from the conversion of certain equity incentive awards previously granted by GE as a result of the Spin-Off. Because these are paid out solely in cash one year after the director leaves the Board, these are not included in the table.

**

Less than 1%. No director or NEO owns more than one-tenth of 1% of the total outstanding shares of GE HealthCare common stock, other than Mr. Culp who owns approximately 0.14% of GE HealthCare common stock.

(1)

Outstanding Common Stock Beneficially Owned: This column shows beneficial ownership of our common stock as calculated under SEC rules. Except to the extent noted below, everyone included in the table has sole voting and investment power over the shares reported. None of the shares are pledged as security by the named person.

(2)

RSUs and Underlying Stock Options: This column includes non-voting interests that may be converted into shares of GE HealthCare common stock within 60 days, including RSUs. This column also includes shares that may be acquired under stock options that are currently exercisable or will become exercisable within 60 days. For Mr. Culp, this column also includes 580,959 performance shares over which he has sole voting but no investment power.

(3)

Directors and Executive Officers as a Group: This row shows ownership by our current directors and executive officers as a group. This row includes: (1) 260,618 shares that may be acquired under stock options that are or will become exercisable within 60 days, (2) 995 RSUs that vest within 60 days, and (3) 71,734 shares over which there is shared voting and investment power.

The following table sets forth information with respect to the beneficial ownership of our shares as of April 18, 2023 by each person or entity who GE HealthCare knows to beneficially own more than 5% of our common stock.

5% Beneficial Owners(1)	Common Stock	Total	Percent of Class
General Electric Company	90,331,302	90,331,302	19.9%

(1)

5% Beneficial Owners: This row shows shares beneficially owned by: General Electric Company, 5 Necco Street, Boston, Massachusetts, 02210. The foregoing information is based solely on a Schedule 13G filed by General Electric Company with the SEC on February 10, 2023.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transactions and Other Information

How We Review and Approve Transactions: We review all relationships and transactions in which the Company and our directors and executive officers or their immediate family members participate if the amount involved exceeds $120,000. The purpose of this review is to determine whether they have a material interest in the transaction, including an indirect interest. The Company’s legal staff is primarily responsible for making these determinations based on the relevant facts and circumstances, and for developing and implementing processes and controls for obtaining information about these transactions from directors and executive officers. In addition, the Audit Committee reviews and approves any such related person transaction. As described in the Governance Principles, in the course of reviewing and approving a disclosable related person transaction, the Audit Committee considers the factors described below. As SEC rules require, we disclose in this prospectus all such transactions that are determined to be directly or indirectly material to a related person.

Factors Used in Assessing Related Person Transactions:

•	Nature of related person’s interest in the transaction

•	Material transaction terms, including the amount involved and type of transaction

•	Importance of the transaction to the related person and GE HealthCare

•	Whether the transaction would impair a director or executive officer’s judgment to act in GE HealthCare’s best interest

•	Any other matters the committee deems appropriate, including any third-party fairness opinions or other expert reviews obtained in connection with the transaction

Recent Related Person Transactions

From time to time, GE HealthCare sells our products and services in the ordinary course of business to Cleveland Clinic Foundation and Providence. From the date of the Spin-Off through March 31, 2023, GE HealthCare received payments of approximately $9.2 million from Cleveland Clinic Foundation and approximately $14.3 million from Providence in connection with providing products and services. Dr. Mihaljevic has served as the Chief Executive Officer and President, Morton L. Mandel CEO Chair, of Cleveland Clinic since 2018, and Dr. Hochman has served as the President and Chief Executive Officer of Providence since 2016.

Agreements with GE

In order to govern the ongoing relationships between us and GE after the Spin-Off and to facilitate an orderly transition, we and GE entered into the Separation and Distribution Agreement as well as other agreements, including a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement, Intellectual Property Cross License Agreements, a Trademark License Agreement, a Real Estate Matters Agreement, and a Stockholder and Registration Rights Agreement. The following summarizes the terms of these agreements, forms of which are incorporated by reference herein.

Separation and Distribution Agreement

The Separation and Distribution Agreement sets forth our agreements with GE regarding the principal actions to be taken in connection with the Spin-Off, including the transfer of assets and assumption of liabilities, and establishes certain rights and obligations between us and GE following the Spin-Off, including procedures with respect to claims subject to indemnification and related matters.

Following the Spin-Off, we have remaining performance guarantees provided by or through us for the benefit of GE and GE has remaining performance and bank guarantees provided by or through GE for our benefit. Under the Separation and Distribution Agreement, we are obligated to use our reasonable best efforts to replace GE, in the case of guarantees supporting us, and GE is obligated to use is reasonable best efforts to replace us, in the case of guarantees supporting GE, as the guarantor under such guarantees or to terminate such guarantees and, in each case, to obtain full written releases for the applicable guarantor under such guarantees. Until such termination, replacement, or release under those guarantees provided by or through us for the benefit of GE, in the event of non-fulfillment of contractual obligations by the relevant GE obligors, we could be obligated to make payments under the applicable instruments for which GE is obligated to reimburse and indemnify us. Similarly, until such termination or replacement or release under those guarantees provided by or through GE for our benefit, in the event of non-fulfillment of contractual obligations by the relevant GE HealthCare obligors, GE could be obligated to make payments under the applicable instruments for which we are obligated to reimburse and indemnify GE. As of January 3, 2023, our maximum aggregate exposure under such guarantees, subject to GE reimbursement and indemnification, is approximately $164 million.

The Separation and Distribution Agreement provides that, in connection with GE’s announced intention to effect, following the Spin-Off, separation transactions involving certain other businesses of GE (collectively, a “Subsequent Separation Transaction”), which is currently contemplated to be effected as a spin-off of GE’s renewable energy, power, digital, and energy financial services businesses, GE will be entitled to allocate and assign to the transferee(s) in any such Subsequent Separation Transaction GE’s and GE’s subsidiaries’ rights, interests, and obligations under the Separation and Distribution Agreement or any ancillary agreement between us and GE entered into in connection with the Spin-Off, which rights, interests, and obligations relate to or are otherwise allocated to the applicable business(es) to be transferred, and that, in such case, we will be entitled to look only towards the applicable transferee(s) in such Subsequent Separation Transaction for satisfaction of any such assigned obligations owed to us under the Separation and Distribution Agreement or any such ancillary agreement. Upon any such assignment of such obligations in connection with any Subsequent Separation Transaction, GE and its subsidiaries will be fully released from all such assigned obligations.

Transition Services Agreement

Under the Transition Services Agreement, GE will provide us, and we will provide GE, with certain specified services for a limited time to ensure an orderly transition following the Spin-Off. The services GE will provide consist of digital technology, human resources, supply chain, finance, and real estate services, among others. The services that we will provide will consist of digital technology, supply chain, and real estate services, among others. The services are generally intended to be provided for a period no longer than two years following the Spin-Off. Either party may terminate the agreement with respect to any service if the other party has failed to perform any of its material obligations and such failure is not cured within thirty (30) days. Either party may, in its capacity as a recipient of services, terminate the agreement for convenience with respect to any service upon ninety (90) days’ prior written notice. The parties may otherwise negotiate mutually agreed reductions in the scope of services provided. The Transition Services Agreement will provide for customary indemnification and limits on liability. Given the short-term nature of the Transition Services Agreement, we are in the process of increasing our internal capabilities to eliminate reliance on GE for the transition services it will provide us as quickly as possible following the Spin-Off.

Tax Matters Agreement

The Tax Matters Agreement with GE governs the respective rights, responsibilities, and obligations of GE and us after the Spin-Off with respect to all tax matters (including tax liabilities, tax attributes, tax returns, and tax contests). The Tax Matters Agreement generally provides that (i) GE is responsible for and will indemnify us for U.S. taxes imposed on a joint return basis relating to the Healthcare business for periods preceding the Spin-Off, subject to certain exceptions where we will be responsible for and indemnify GE for excepted U.S. taxes; and (ii) we are responsible for and will indemnify GE for all foreign taxes imposed on a joint return basis relating to the Healthcare business for periods preceding the Spin-Off, all taxes imposed on a separate return basis on us or our subsidiaries (after giving effect to the Spin-Off) for all periods, and all other taxes relating to the Healthcare business for all periods following the Spin-Off. In addition, the Tax Matters Agreement addresses the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the Spin-Off.

The Tax Matters Agreement provides that we will be required to indemnify GE for any taxes (and reasonable expenses) resulting from the failure of the Spin-Off and related internal transactions to qualify for their intended tax treatment under U.S. federal, state, and local income tax law, as well as foreign tax law, where such taxes result from (a) breaches of covenants and representations we make and agree to in connection with the Spin-Off, (b) the application of certain provisions of U.S. federal income tax law to these transactions, or (c) any other action or omission (other than actions expressly required or permitted by the Separation and Distribution Agreement, the Tax Matters Agreement, or other ancillary agreements) we take after the Spin-Off that gives rise to these taxes. GE will have the exclusive right to control the conduct of any audit or contest relating to these taxes, but we will have notification and information rights regarding GE’s conduct of any such audit or contest, to the extent that we could be liable for taxes under the Tax Matters Agreement as a result of such audit or contest. The Tax Matters Agreement imposes certain restrictions on us and our subsidiaries (including restrictions on share issuances, redemptions or repurchases, mergers or other business combinations, sales of assets, and similar transactions) that are designated to address compliance with Section 355 and related provisions of the Internal Revenue Code of 1986, as amended, as well as state, local, and foreign tax law, and are intended to preserve the tax-free nature of the Spin-Off and related transactions. Under the Tax Matters Agreement, these restrictions will apply for two years following the Spin-Off, unless GE obtains a private letter ruling from the IRS or we obtain an opinion of counsel, in each case acceptable to GE in its discretion, that the restricted action would not impact the non-recognition treatment of the Spin-Off or other transaction, or unless GE otherwise gives its consent for us to take a restricted action in its discretion. Even if such a private letter ruling or opinion is obtained, or GE does otherwise consent to our taking an otherwise restricted action, we will remain liable to indemnify GE in the event such restricted action gives rise to an otherwise indemnifiable liability. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable.

Employee Matters Agreement

The Employee Matters Agreement provides certain protections for our employees and former employees, sets forth the timing and general responsibilities related to the split of assets and liabilities of certain GE employee benefit and compensation plans, and provides for mutual, two-year non-solicitation obligations with respect to employees at the Senior Professional Band level and higher with customary exemptions. For example, for at least twelve months after the Spin-Off for U.S. employees (and for longer periods in Canada or as may be required by law), we will continue to provide our employees with at least the same salary/wages and cash incentive compensation opportunities in effect immediately prior to the Spin-Off. During that period, we will also continue to offer employee benefits of comparable aggregate value to those in effect immediately prior to the Spin-Off and recognize prior GE service credit for all employees employed by us on the date of the Spin-Off.

Except as specifically provided in the Employee Matters Agreement, we will generally be responsible for all employment, employee compensation, and employee benefits-related liabilities relating to employees, former employees, and other individuals allocated to us. For these individuals, we will assume certain assets and liabilities with respect to GE’s U.S. and non-U.S. benefit plans. The Employee Matters Agreement incorporates the indemnification provisions contained in the Separation and Distribution Agreement and provides that we will indemnify GE for certain liabilities associated with the failure to comply with our obligations under the Employee Matters Agreement, for any employment liabilities related to employees, former employees, and other individuals allocated to us that cannot be assumed, retained, transferred, or assigned as a matter of law, and for claims related to our adoption or assumption of certain employee benefit and compensation plans, and any future actions that we take with respect to those plans. The Employee Matters Agreement also reflects the adjustment of outstanding equity-based awards granted by GE prior to the Spin-Off.

Agreements Governing Intellectual Property

Allocation of Intellectual Property

Under the agreements with GE governing intellectual property, we own (i) certain specified patents and patent applications, trademarks and trademark applications, and domain names, (ii) rights in specified proprietary software, and (iii) certain other unregistered intellectual property rights and technology used exclusively or primarily in the Healthcare business.

Intellectual Property Cross License Agreements

Under the Intellectual Property Cross License Agreements, GE granted to us perpetual and irrevocable, non-exclusive, royalty-free licenses to use and exploit certain intellectual property rights (excluding trademarks and domain names) that are currently being used by the HealthCare business but are being retained by GE. Additionally, GE retained certain perpetual and irrevocable, non-exclusive, royalty-free rights with respect to certain intellectual property rights (excluding trademarks and domain names) that are currently being used in GE’s retained businesses, that are allocated to us.

The field of use for the licenses granted to us is generally the Healthcare business as conducted immediately prior to the Spin-Off, with natural extensions and evolutions. The field of use for the rights retained by GE is generally GE’s retained businesses as conducted immediately prior to the Spin-Off, with natural extensions and evolutions. The licenses granted to us and the rights retained by GE are generally transferable with any sale or transfer of an entity or line of business that utilizes the relevant intellectual property, and the transferred license will be limited to the business, products, and services as conducted by the transferred entity or line of business as of the date of the transfer, with natural extensions and evolutions.

Trademark License Agreement

Under the Trademark License Agreement, GE granted to us an exclusive, fee-bearing license to use certain of GE’s trademarks with respect to the “GE” brand in connection with (i) certain products and services that are exclusive to our business and (ii) our business’s trade name. GE also granted to us non-exclusive, fee-bearing licenses to use certain of GE’s trademarks in respect of certain other products and services of our business. GE also granted to us the right to use the “GE” brand in connection with certain legal entity names within our corporate structure. The licenses and rights granted will be for an initial ten-year term, which will automatically renew for an unlimited number of successive ten-year renewal terms, unless terminated for certain specified events (e.g., a change of control, bankruptcy event, material breaches, or material adverse impact to the GE brand).

Real Estate Matters Agreement

The Real Estate Matters Agreement with GE governs the allocation and transfer of real estate between GE and us and the colocation of GE and us following the Spin-Off. Under the agreement, certain sites will be transferred from one company to the other and certain sites will be occupied by both GE and our employees following the Spin-Off pursuant to a TSA, lease, or sublease.

Stockholder and Registration Rights Agreement

In connection with the Spin-Off, we entered into a Stockholder and Registration Rights Agreement with GE pursuant to which we agree that, upon the request of GE, subject to certain limitations, we will use our reasonable best efforts to effect the registration under applicable federal or state securities laws of any shares of our common stock retained by GE. If we intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities in a manner that would permit the registration for offer and sale of our common stock held by GE, GE will have the right to include its shares of our common stock in that offering.

We will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the agreement, and GE will be responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions, and any stock transfer taxes. The agreement also contains customary indemnification and contribution provisions by us for the benefit of GE and, in limited situations, by GE for the benefit of us with respect to the information provided by GE included in any registration statement, prospectus, or related documents. If GE transfers shares covered by the agreement, it will be able to transfer the benefits of the Stockholder and Registration Rights Agreement to transferees of 5% or more of the shares of our common stock outstanding immediately following the Spin-Off, provided that each transferee agrees to be bound by the terms of the Stockholder and Registration Rights Agreement.

In addition, under the Stockholder and Registration Rights Agreement, GE agreed to vote any shares of our common stock that it retains immediately after the Spin-Off in proportion to the votes cast by our other stockholders. In connection with such agreement, GE granted us a proxy to vote its shares of our retained common stock in such proportion. As a result, GE will not be able to exert any control over us through the shares of our common stock it retains. Any such proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from GE to a person other than GE, and neither the Stockholder and Registration Rights Agreement nor proxy will limit or prohibit any such sale or transfer.

DESCRIPTION OF OTHER INDEBTEDNESS

Set forth below is a summary of certain other indebtedness of the Company. The following summary is not a complete description of the terms of these debt obligations.

Credit Facilities

In connection with the Spin-Off, the Company entered into the 5-Year Revolving Credit Facility, the 364-Day Revolving Credit Facility and the Term Loan Facility on November 4, 2022 with the respective syndicates of lenders and issuers named therein and Citibank, N.A., as administrative agent.

The 5-Year Revolving Credit Facility has an aggregate committed amount of $2.5 billion, the 364-Day Revolving Credit Facility has an aggregate committed amount of $1.0 billion, and the Term Loan Facility has an aggregate principal amount of $2.0 billion. Borrowings under the Revolving Credit Facilities are available in Euros and U.S. Dollars.

Up to $200 million of the 5-Year Revolving Credit Facility is available for the purpose of issuing letters of credit. The 5-Year Revolving Credit Facility and the 364-Day Revolving Credit Facility may be used for general corporate purposes, including to finance our opening balance sheet. The Term Loan Facility may be used for general corporate purposes.

Maturity

The 5-Year Revolving Credit Facility matures five years after the effective date of the Credit Facilities. The 364-Day Revolving Credit Facility matures 364 days after the effective date of the Credit Facilities. The Term Loan Facility matures three years after the effective date of the Credit Facilities.

Interest Rate and Fees

The interest rate applicable to loans under our Credit Facilities is (x) with respect to borrowings in U.S. dollars, at our option, equal to either an alternate base rate or an adjusted term SOFR rate for a one-, three- or six- month interest period and (y) with respect to borrowings in Euro under the Revolving Credit Facilities, the EURIBOR rate for a one-, three- or six- month interest period, in each case, plus an applicable margin. The applicable margin payable on borrowings is determined by reference to a pricing schedule based on our senior unsecured long-term debt ratings. In addition, we pay customary commitment fees based on the unused portion of the respective commitments of the lenders under each Credit Facility. There is no amortization with respect to the borrowings under any of the Credit Facilities.

Prepayments

We may voluntarily prepay borrowings under the Credit Facilities without premium or penalty, subject to customary “breakage” costs with respect to loans bearing interest by reference to adjusted term SOFR rate or the EURBOR rate. We may also reduce the commitments under any of the Revolving Credit Facilities, in whole or in part, in each case, subject to certain minimum amounts.

The Credit Facilities also include certain customary mandatory prepayment provisions.

Certain Covenants

The Credit Facilities include various customary covenants that limit, among other things, the incurrence of liens and the entry into certain fundamental change transactions by the Company.

Events of Default

The Credit Facilities include customary events of default, including with respect to a failure to make timely payments under the Credit Facilities, violation of covenants, inaccuracy of representations and warranties, cross-acceleration and certain bankruptcy and insolvency events.

THE EXCHANGE OFFERS

Terms of the Exchange Offers

We are offering to exchange our exchange notes for a like aggregate principal amount of our initial notes.

The exchange notes that we propose to issue in the exchange offers will be substantially identical to the form and terms of our initial notes except that, unlike our initial notes, the exchange notes (i) have been registered under the Securities Act and will be freely tradable by persons who are not affiliates of ours or subject to restrictions due to being a broker dealer and (ii) are not entitled to the registration rights applicable to the initial notes under the registration rights agreement relating to the initial notes. You should read the description of the exchange notes in the section in this prospectus entitled “Description of the Notes.”

We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of the exchange offers and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of the exchange offers.

Expiration Date; Extensions; Amendments; Termination

Each exchange offer will expire at 5:00 p.m., New York City time, on June 7, 2023, unless we extend such exchange offer in our sole discretion. The expiration date of the exchange offers will be at least 20 business days after the commencement of the exchange offers in accordance with Rule 14e-1(a) under the Exchange Act.

We expressly reserve the right to delay acceptance of any initial notes, extend or terminate any exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under “—Conditions to the Exchange Offers” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

We also expressly reserve the right, in our sole discretion:

•	to delay accepting for exchange any initial notes due to an extension of the relevant exchange offer(s);

•

to extend any of the exchange offers or to terminate any of the exchange offers and to refuse to accept applicable initial notes not previously accepted if any of the conditions set forth below under “—Conditions to the Exchange Offers” have not been satisfied by giving written notice of such extension or termination to the exchange agent; or

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offers in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice or public announcement thereof to the registered holders of the initial notes. If we amend any of the exchange offers in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the relevant initial notes of such amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of any of the exchange offers, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a timely press release to a financial news service. If we make a material change to any of the exchange offers, we will disclose this change by means of a post-effective amendment to the registration statement that includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of relevant initial notes. In addition, we will extend the relevant exchange offer(s) for an additional five to 10 business days as required by the Exchange Act, depending on the significance of the amendment, if the applicable exchange offers would otherwise expire during that period. We will promptly notify the exchange agent by written notice of any delay in acceptance, extension, termination or amendment of any of the exchange offers.

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your initial notes in the exchange offers, you must use one of the two alternative procedures described below:

(1)

Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(2)

Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company (“DTC”) in accordance with the procedures for book-entry transfer described under “—Book-Entry Delivery Procedure” below, on or before 5:00 p.m., New York City time, on the expiration date.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in the exchange offers. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1)	a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (“FINRA”);

(2)	a commercial bank or trust company having an office or correspondent in the United States; or

(3)	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(a)

by a registered holder or by a participant in DTC whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at DTC; or

(b)

for the account of a member firm of a registered national securities exchange or of FINRA, a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act.

If the letter of transmittal or any bond powers are signed by:

(1)	the recordholder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2)	a participant in DTC: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3)

a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4)

trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in the exchange offers, you must make the following representations:

(1)

you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us;

(2)	any exchange notes acquired by you pursuant to the exchange offers are being acquired in the ordinary course of business, whether or not you are the holder;

(3)

you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has no arrangement or understanding with any person to participate in a distribution of such exchange notes within the meaning of the Securities Act and is not participating in, and does not intend to participate in, the distribution of such exchange notes within the meaning of the Securities Act;

(4)

you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

(5)	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes; and

(6)

if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes, the initial notes to be exchanged for the exchange notes were acquired by you as a result of market-making or other trading activities and acknowledge that you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

You must also warrant that the acceptance of any tendered initial notes by us and the issuance of exchange notes in exchange therefor shall constitute performance in full by us of our obligations under the registration rights agreement relating to the initial notes.

To effectively tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the initial notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in DTC’s systems may make book-entry deliveries of initial notes by causing DTC to transfer these initial notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. To effectively tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the initial notes at DTC for purposes of the exchange offers within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at DTC will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” on or before the expiration date. Delivery of documents to DTC does not constitute delivery to the exchange agent.

No Guaranteed Delivery Procedure

We are not providing for guaranteed delivery procedures, and therefore you must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC on or prior to the expiration time.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at DTC with an agent’s message.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of the exchange offers or irregularities or defects in tender as to particular notes with the exception of conditions to the exchange offers relating to the obligations of broker dealers, which we will not waive. If we waive a condition to an exchange offer, the waiver will be applied equally to all note holders with respect to such exchange offer. Our interpretation of the terms and conditions of the exchange offers, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. We, the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of initial notes. We and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until the defects and irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to an exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled “—Conditions to the Exchange Offers” below. For purposes of the exchange offers, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes in exchange for the initial notes tendered only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at DTC with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of the exchange offers or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offers.

By tendering into the exchange offers, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the notes tendered. This proxy will be considered coupled with an interest in the tendered initial notes. This appointment will be effective only when, and to the extent that we accept your notes in the exchange offers. All prior proxies on these notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the initial notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the applicable exchange offer.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date of the applicable exchange offer at the address provided below under “—Exchange Agent” or, in the case of eligible institutions, a properly transmitted “Request Message” through DTC’s Automated Tender Offer Program (“ATOP”) system.

Any notice of withdrawal must:

(1)	specify the name of the person having tendered the initial notes to be withdrawn;

(2)	identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes;

(3)

other than a notice transmitted through DTC’s ATOP system, be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender;

(4)	specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn; and

(5)

if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at DTC to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in the exchange offers.

The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of the exchange offers.

You may retender properly withdrawn initial notes in the exchange offers by following one of the procedures described under “—Procedures for Tendering Initial Notes” above at any time on or before the applicable expiration time.

Conditions to the Exchange Offers

Notwithstanding any other terms of the exchange offers, we will not be required to accept for exchange, or exchange any exchange notes for, any initial notes, and we may terminate any of the exchange offers as provided in this prospectus before accepting any initial notes for exchange, if we determine in our sole discretion such exchange offer would violate any applicable law or applicable interpretations of the staff of the SEC.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to the exchange offers must be satisfied or waived before the expiration of the exchange offers. If we waive a condition to an exchange offer, the waiver will be applied equally to all note holders in such exchange offer. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate any exchange offer because any of these conditions is not satisfied, we may:

(1)	refuse to accept and return to their holders any initial notes that have been tendered;

(2)	extend such exchange offer and retain all initial notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders; or

(3)

waive any condition that has not been satisfied and accept all properly tendered initial notes that have not been withdrawn or otherwise amend the terms of such exchange offer in any respect as provided under the section in this prospectus entitled “—Expiration Date; Extensions; Amendments; Termination.”

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the initial note offering and the exchange offers over the term of the notes.

Exchange Agent

We have appointed The Bank of New York Mellon as exchange agent for the exchange offers. All executed letters of transmittal and any other required documents should be directed to the exchange agent at the address set forth below. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

The Bank of New York Mellon, Exchange Agent

By Registered or Certified Mail, Overnight Delivery

c/o BNY Mellon

Corporate Trust Operations—Reorganization Unit

2001 Bryan Street, 10th Floor

Dallas, Texas 75201

Attn: Joseph Felicia

For Information Call:

Telephone: 315-414-3349

For Facsimile Transmission (for Eligible Institutions only):

(732) 667-9408

Confirm by E-mail:

CT_REORG_UNIT_INQUIRIES@bnymellon.com

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offers. We have agreed to pay all expenses incident to the exchange offers other than underwriting discounts and commissions, brokerage commissions and transfer taxes, if any, relating to the sale or disposition of initial notes by a holder and we will indemnify the holders of the initial notes and the exchange notes (including any broker-dealers) against certain liabilities pursuant to the registration rights agreement, including liabilities under the Securities Act. The cash expenses to be incurred in connection with the exchange offers, including out-of-pocket expenses for the exchange agent, will be paid by us. We will not pay for underwriting discounts and commissions, brokerage commissions and transfer taxes, if any, relating to the sale or disposition of initial notes by a holder.

Your Failure to Participate in the Exchange Offers Will Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with the exchange offers, or if you do not properly tender your initial notes in the exchange offers, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

Upon completion of the exchange offers, due to the restrictions on transfer of the initial notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for the initial notes will be relatively less liquid than the market for exchange notes. Consequently, holders of initial notes who do not participate in the exchange offers could experience significant diminution in the value of their initial notes, compared to the value of the exchange notes. The holders of initial notes not tendered will have no further registration rights, except that, under limited circumstances, we may be required to file a shelf registration statement for a continuous offer of initial notes.

Delivery of Prospectus

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

DESCRIPTION OF NOTES

On November 22, 2022, each series of initial notes was issued under the indenture. Each series of exchange notes will be issued under the indenture. The following summary of the provisions of the indenture and the notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the indenture and the notes. We urge you to read the indenture (including the forms of note contained therein) because it, and not this description, defines your rights as a holder of the notes. For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to GE HealthCare Technologies Inc. and not to our subsidiaries and references to “securities” refers to all securities issuable from time to time under the indenture, including securities that may be issued after the initial issuance and sale of the notes.

General

We are offering to exchange up to $1,000,000,000 aggregate principal amount of 2024 initial notes for a like amount of 2024 exchange notes. The 2024 notes will mature on November 15, 2024. Interest on the 2024 notes accrues at the rate of 5.550% per annum.

We are offering to exchange up to $1,500,000,000 aggregate principal amount of 2025 initial notes for a like amount of 2025 exchange notes. The 2025 notes will mature on November 15, 2025. Interest on the 2025 notes accrues at the rate of 5.600% per annum.

We are offering to exchange up to $1,750,000,000 aggregate principal amount of 2027 initial notes for a like amount of 2027 exchange notes. The 2027 notes will mature on November 15, 2027. Interest on the 2027 notes accrues at the rate of 5.650% per annum.

We are offering to exchange up to $1,250,000,000 aggregate principal amount of 2030 initial notes for a like amount of 2030 exchange notes. The 2030 notes will mature on March 15, 2030. Interest on the 2030 notes accrues at the rate of 5.857% per annum.

We are offering to exchange up to $1,750,000,000 aggregate principal amount of 2032 initial notes for a like amount of 2032 exchange notes. The 2032 notes will mature on November 22, 2032. Interest on the 2032 notes accrues at the rate of 5.905% per annum.

We are offering to exchange up to $1,000,000,000 aggregate principal amount of 2052 initial notes for a like amount of 2052 exchange notes. The 2052 notes will mature on November 22, 2052. Interest on the 2052 notes accrues at the rate of 6.377% per annum.

The initial notes are, and the exchange notes will be, our senior unsecured obligations and will rank on the same basis with all of our other senior unsecured indebtedness from time to time outstanding. Each series of the notes will be a separate series of senior debt securities under the indenture. The indenture does not limit the aggregate principal amount of securities that may be issued under the indenture. Securities may be issued under the indenture as a single series or in two or more separate series up to the aggregate principal amount authorized by us from time to time.

If the maturity date of any notes falls on a day that is not a business day, payment of principal, premium, if any, and interest for such notes then due will be paid on the next business day. No interest on that payment will accrue from and after the maturity date. Payments of principal, premium, if any, and interest on the notes will be made by us through the Trustee to DTC. Each series of notes has been or will be issued in the form of one or more fully registered global securities in denominations of $100,000 and integral multiples of $1,000 in excess thereof.

By “business day” we mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York, New York, United States.

Ranking

The payment of the principal of, premium, if any, and interest on the notes will:

•	rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness, liabilities and other obligations;

•	rank senior in right of payment to all existing and future subordinated indebtedness of the;

•	be effectively subordinated to all existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness; and

•	be structurally subordinated in right of payment to all existing and future indebtedness, liabilities and other obligations of each of our subsidiaries.

A substantial portion of our assets are owned through our subsidiaries, many of which have liabilities of their own, which will be structurally senior to the notes. None of our subsidiaries will have any obligations with respect to the notes. Therefore, our rights and the rights of our creditors, including holders of notes, to participate in the assets of any subsidiary upon any such subsidiary’s liquidation may be subject to the prior claims of such subsidiary’s creditors.

No Guarantee

The initial notes are not, and the exchange notes will not be, guaranteed. Prior to the Spin-Off, the initial notes were initially guaranteed by GE, and upon consummation of the Spin-Off, the guarantee terminated automatically in accordance with its terms. GE no longer has any obligation with respect to the initial notes, and will not have any obligation with respect to the exchange notes.

Interest and Principal

Interest will accrue on the notes from the most recent interest payment date to or for which interest has been paid or duly provided for (or if no interest has been paid or duly provided for, from the issue date of the initial notes).

The holders of the initial notes that are accepted for exchange will be deemed to have waived the right to receive payment of accrued interest on those initial notes from the last interest payment date on which interest was paid or duly provided for (or if no interest has been paid or duly provided for, from the issue date of the initial notes) on such initial notes to the date of issuance of the exchange notes. Interest on the initial notes accepted for exchange will cease to accrue upon issuance of the exchange notes. Interest is payable on the exchange notes beginning with the first interest payment date following the consummation of the exchange offer.

We will pay interest on the 2024 notes on May 15 and November 15 of each year, with the first payment on May 15, 2023, to the persons in whose names such notes are registered at the close of business on May 1 and November 1, as the case may be (in each case, whether or not a business day), immediately preceding the related interest payment date.

We will pay interest on the 2025 notes on May 15 and November 15 of each year, with the first payment on May 15, 2023, to the persons in whose names such notes are registered at the close of business on May 1 and November 1, as the case may be (in each case, whether or not a business day), immediately preceding the related interest payment date.

We will pay interest on the 2027 notes on May 15 and November 15 of each year, with the first payment on May 15, 2023, to the persons in whose names such notes are registered at the close of business on May 1 and November 1, as the case may be (in each case, whether or not a business day), immediately preceding the related interest payment date.

We will pay interest on the 2030 notes on March 15 and September 15 of each year, with the first payment on March 15, 2023, to the persons in whose names such notes are registered at the close of business on March 1 and September 1, as the case may be (in each case, whether or not a business day), immediately preceding the related interest payment date.

We will pay interest on the 2032 notes on May 22 and November 22 of each year, with the first payment on May 22, 2023, to the persons in whose names such notes are registered at the close of business on May 8 and November 8, as the case may be (in each case, whether or not a business day), immediately preceding the related interest payment date.

We will pay interest on the 2052 notes on May 22 and November 22 of each year, with the first payment on May 22, 2023, to the persons in whose names such notes are registered at the close of business on May 8 and November 8, as the case may be (in each case, whether or not a business day), immediately preceding the related interest payment date.

In each case, interest payable on the maturity date of the notes or any redemption date of the notes shall be payable to the person to whom the principal of such notes shall be payable. We will also pay additional interest in the event of a registration default under the registration rights agreement. See “—Registration Rights.” Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. We will make payments of principal, premium, if any, and interest through the Trustee to The Depository Trust Company (“DTC”).

Interest payable on any interest payment date, redemption date or maturity date shall be the amount of interest accrued from, and including, the next preceding interest payment date in respect of which interest has been paid or duly provided for (or from and including the original issue date, if no interest has been paid or duly provided for with respect to the applicable series of notes) to, but excluding, such interest payment date, redemption date or maturity date, as the case may be. If any interest payment date falls on a day that is not a business day, the interest payment will be made on the next succeeding day that is a business day, but no additional interest will accrue as a result of the delay in payment. If the maturity date or any redemption date of the notes falls on a day that is not a business day, the related payment of principal, premium, if any, and interest will be made on the next succeeding business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding business day.

Optional Redemption

The 2030 notes, the 2032 notes, and the 2052 notes will not be redeemable prior to November 22, 2027.

The 2024 notes will be redeemable at any time and from time to time prior to their maturity date, the 2025 notes and the 2027 notes will be redeemable at any time and from time to time prior to the applicable Par Call Date, and the 2030 notes, the 2032 notes and the 2052 notes will be redeemable at any time on or after November 22, 2027 and from time to time prior to the applicable Par Call Date, in each case, as a whole or in part, at our option, on at least 10 days’, but not more than 60 days’, prior notice delivered to each holder of the notes to be redeemed (or otherwise sent in accordance with the procedures of DTC), at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•

the sum of the present values of the Remaining Scheduled Payments (as defined below) on the notes to be redeemed (exclusive of interest accrued and unpaid to, but not including, the date of redemption)

discounted to the date of redemption on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as defined below) plus the number of basis points set forth below under the heading “Make-Whole Basis Points” across from the name of such series of notes;

plus, in either case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Series of Notes	Make-Whole Basis Points
2024 notes	20 basis points
2025 notes	20 basis points
2027 notes	25 basis points
2030 notes	30 basis points
2032 notes	30 basis points
2052 notes	35 basis points

Notwithstanding the immediately preceding paragraph, we may redeem all or a portion of the notes of each series other than the 2024 notes at our option at any time and from time to time on or after the Par Call Date at a redemption price equal to 100% of the principal amount of such notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Any redemption or notice of any redemption may, at our discretion, be subject to one or more conditions precedent, including, but not limited to, completion of any equity offering or change of control, issuance of indebtedness or other transaction or event. Notice of any redemption in respect thereof will be given prior to the completion thereof, may be partial as a result of only some of the conditions being satisfied, may be delayed until such time as any or all such conditions shall be satisfied (or waived by us in our sole discretion) and may be rescinded at any time if we determine in our sole discretion that any or all of such conditions will not be satisfied (or waived). We may provide in such notice that payment of the applicable redemption price and the performance of our obligations with respect to such redemption may be performed by another person.

If money sufficient to pay the redemption price of all of the notes (or portions thereof) to be redeemed on the redemption date is deposited with the Trustee or paying agent on or before the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such notes (or such portion thereof) called for redemption.

•	“Par Call Date” means the date set forth under the heading “Par Call Date” below across from the name of such series of notes

Series of Notes	Par Call Date
2025 notes	October 15, 2025
2027 notes	October 15, 2027
2030 notes	January 15, 2030
2032 notes	August 22, 2032
2052 notes	May 22, 2052

•

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption if such notes matured on the Par Call Date; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced (solely for the purposes of this calculation) by the amount of interest accrued thereon to such redemption date.

•	“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs.

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities—Treasury constant maturities—Nominal” (or any successor caption or heading). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields—one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life—and shall interpolate to the Par Call Date, on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 or any successor designation or publication is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date, but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date, and one with a maturity date following the Par Call Date, we shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date, or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

We may at any time, and from time to time, purchase the notes at any price or prices in the open market or otherwise.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Except as set forth in this prospectus, the notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund.

Purchase of Notes upon a Change of Control Repurchase Event

If a change of control repurchase event occurs, which includes the occurrence of both a change of control and a ratings event (each as defined below), with respect to a series of notes, unless we have exercised our right to redeem such notes as described above under “—Optional Redemption,” we will be required to make an offer to each holder of the applicable notes to repurchase all or any part (in excess of $100,000 and in integral multiples of $1,000) of that holder’s notes of such series, at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased, plus any accrued and unpaid interest on the notes repurchased to, but not including, the date of repurchase (subject to the right of the holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any change of control repurchase event or, at our option, prior to any change of control, but after the public announcement of the change of control, we will electronically deliver or mail a notice to each holder, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase the notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is electronically delivered or mailed (the “Change of Control Payment Date”). The notice shall, if electronically delivered or mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on a change of control repurchase event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder, to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control repurchase event. To the extent that the provisions of any securities laws or regulations conflict with the change of control repurchase event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the change of control repurchase event provisions of the notes by virtue of such conflict.

On the repurchase date following a change of control repurchase event, we will, to the extent lawful:

(1)	accept for payment all the notes or portions of the notes properly tendered pursuant to the offer;

(2)	deposit with the paying agent an amount equal to the change of control payment in respect of all the notes or portions of the notes properly tendered; and

(3)	deliver or cause to be delivered to the Trustee the notes properly accepted, together with an officer’s certificate stating the aggregate principal amount of notes being purchased.

The paying agent will promptly deliver to each holder of notes properly tendered the payment for the notes, and the Trustee will promptly authenticate and deliver (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered.

We will not be required to make an offer to repurchase the notes upon a change of control repurchase event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

If holders of not less than 90% in aggregate principal amount of the applicable outstanding series of notes validly tender and do not withdraw such notes in an offer to repurchase the notes upon a change of control repurchase event and we, or any third party making an offer to repurchase the notes upon a change of control repurchase event in lieu of us, as described above, purchases all of the notes validly tendered and not withdrawn by such holders, we will have the right, upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following the Change of Control Payment Date, to redeem all notes of such series that remain outstanding following such purchase at a redemption price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption (subject to the right of the holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The change of control repurchase event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The change of control repurchase event feature is a result of negotiations between us and the initial purchasers. We have no present intention to engage in a transaction involving a change of control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations that would not constitute a change of control under the indenture but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or the credit ratings of the notes. Restrictions on our ability to incur liens are contained in the covenant described under “—Limitation on Liens.” Except for the limitations contained in such covenant and the covenant relating to repurchases upon the occurrence of a change of control repurchase event, however, the indenture does not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

The phrase “all or substantially all,” as used with respect to our assets and the assets of our subsidiaries in the definition of “change of control,” is subject to interpretation under applicable state law, and its applicability in a given instance would depend upon the facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of “all or substantially all” of our assets and the assets of our subsidiaries has occurred in a particular instance, in which case a holder’s ability to obtain the benefit of these provisions could be unclear.

We may not have sufficient funds to repurchase all the notes upon a change of control repurchase event. In addition, even if we have sufficient funds, we may be prohibited from repurchasing the notes under the terms of our future debt instruments. See “Risk Factors—Risks Relating to Our Indebtedness and the Notes—The notes will be subject to a change of control provision, and we may not have the ability to raise the funds necessary to fulfill our obligations under the notes following a change of control repurchase event.”

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“change of control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to us or one of our subsidiaries; (2) the adoption of a plan relating to our liquidation or dissolution; or (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), including any group defined as a person for the purpose of Section 13(d)(3) of the Exchange Act, becomes the beneficial owner, directly or indirectly, of more than 50% of the then-outstanding number of shares of our voting stock, provided, however, that a person shall not be deemed beneficial owner of, or to own beneficially, (A) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or any of such person’s affiliates until such tendered securities are accepted for purchase or exchange thereunder, or (B) any securities if such beneficial ownership (i) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act, and (ii) is not also then reportable on Schedule 13D (or any successor schedule) under the Exchange Act. Notwithstanding the foregoing, a transaction will not be considered to be a change of control if (a) we become a direct or indirect wholly-owned subsidiary of another person and (b) immediately following that transaction, a majority of the voting stock of such person is held by the direct or indirect holders of our voting stock immediately prior to such transaction and in substantially the same proportion as immediately prior to such transaction. For the avoidance of doubt, the Spin-Off did not constitute a “change of control” for purposes of the indenture.

“change of control repurchase event” means the occurrence of both a change of control and a ratings event.

“investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by us.

“Moody’s” means Moody’s Investors Service Inc., and its successors.

“rating agency” means, with respect to a series of notes, (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate such notes or fails to make a rating of such notes publicly available, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act, selected by us as a replacement agency for Moody’s or S&P, or both, as the case may be.

“ratings event” means, with respect to a series of notes, during the period commencing on the date of our first public announcement of any change of control (or pending change of control) (the “rating date”) and ending 60 days following consummation of such change of control (which 60-day period will be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the rating agencies but no longer than 180 days), the rating of the applicable series of notes shall be reduced by both rating agencies and such notes are rated below investment grade by both rating agencies and are not, within such period, subsequently upgraded by both rating agencies to an investment grade rating; provided, however, that a ratings event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular change of control (and thus will not be deemed a ratings event for purposes of the definition of change of control repurchase event) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or confirm to us in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control has occurred at the time of the ratings event).

“S&P” means S&P Global Ratings, a division of S&P Global, Inc., and its successors.

“voting stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Limitation on Liens

We will not incur, nor will we permit any of our wholly owned U.S. subsidiaries to incur, any Liens upon any Principal Property of ours or any of our wholly owned U.S. subsidiaries, whether now owned or hereafter created or acquired, in order to secure indebtedness of us or any of our wholly owned U.S. subsidiaries, in each case, unless prior to or at the same time, the notes are equally and ratably secured with (or, at our option, senior to) such secured indebtedness until such time as such indebtedness is no longer secured by such Lien.

The foregoing restriction does not apply to:

(1)

Liens on any Principal Property existing with respect to any person at the time such person becomes our subsidiary or a subsidiary of any of our subsidiaries, provided that such Lien was not incurred in anticipation of such person becoming a subsidiary;

(2)

Liens on any Principal Property existing at the time of acquisition by us or any of our direct or indirect subsidiaries of such Principal Property (which may include any Principal Property previously leased by us or any of our subsidiaries and leasehold interests on such Principal Property) or Liens on any Principal Property to secure the payment of all or any part of the purchase price of such Principal Property, or Liens on any Principal Property to secure any indebtedness incurred prior to, at the time of, or within 12 months after, the latest of the acquisition of such Principal Property or the completion of construction, the completion of improvements or the commencement of substantial commercial operation of such Principal Property for the purpose of financing all or any part of the purchase price of the Principal Property and related costs and expenses, the construction or the making of the improvements;

(3)	Liens securing our indebtedness or the indebtedness of any of our subsidiaries owing to us or any of our subsidiaries;

(4)	Liens existing on the date of the initial issuance of the notes (other than any additional notes);

(5)

Liens on any Principal Property or assets of a person existing at the time such person is merged into or consolidated with us or any of our subsidiaries or at the time of a sale, lease or other disposition of all or substantially all of the properties or assets of a person to us or any of our subsidiaries, provided that such Lien was not incurred in anticipation of the merger, consolidation, sale, lease, other disposition or other such transaction;

(6)	Liens created in connection with or to secure a non-recourse obligation or a project financed thereby;

(7)	Liens created to secure the notes;

(8)

Liens imposed by law or arising by operation of law, including, without limitation, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, suppliers’, vendors’, and landlords’ Liens and other similar Liens, Liens for master’s and crew’s wages and other similar laws, arising in the ordinary course of business, Liens arising out of judgments or awards against a person with respect to which such person shall then be proceeding with an appeal or other proceedings for review or the period within which such proceedings may be initiated shall not have expired and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution;

(9)

Liens for taxes, assessments or other governmental charges or levies not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(10)

Liens to secure the performance of obligations with respect to statutory or regulatory requirements, bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance or return-of-money bonds and other obligations of a like nature;

(11)

Liens arising in connection with contracts and subcontracts with or made at the request of the United States, any state thereof, or any department, agency, or instrumentality of the United States or any state thereof;

(12)	Permitted Liens; or

(13)

any extensions, renewals or replacements of any Lien referred to in clauses (1) through (12) without increase of the principal amount of the indebtedness secured by such Lien (except to the extent of any fees or other costs associated with any such extension, renewal or replacement); provided, however, that any Liens permitted by any such clauses shall not extend to or cover any of our Principal Properties or the Principal Properties of any of our subsidiaries, as the case may be, other than the Principal Property specified in such clauses and improvements to such Principal Property.

Notwithstanding the restrictions set forth in the preceding paragraph, we and our wholly owned U.S. subsidiaries will be permitted to incur indebtedness secured by Liens which would otherwise be subject to the foregoing restrictions without equally and ratably securing the notes, provided that, after giving effect to such indebtedness, the aggregate amount of all indebtedness secured by Liens on Principal Properties (not including Liens permitted under clauses (1) through (13) above) does not exceed 10% of Consolidated Total Assets calculated as of the date of the creation or incurrence of the Lien. We and our wholly owned U.S. subsidiaries may also, without equally and ratably securing the notes, create or incur Liens that renew, substitute or replace (including successive renewals, substitutions or replacements), in whole or in part, any Lien permitted pursuant to the preceding sentence.

For purposes of the foregoing discussion, the following definition is applicable:

“Consolidated Subsidiary” means as of the time of determination and with respect to any person, any subsidiary of that person whose financial data is, in accordance with GAAP, reflected in that person’s consolidated financial statements.

“Consolidated Total Assets” means, as of the time of determination, total assets of us and our Consolidated Subsidiaries as reflected on our most recent consolidated balance sheet prepared in accordance with GAAP contained in a registration statement on Form 10, an annual report on Form 10-K or a quarterly report on Form 10-Q or any amendment thereto pursuant to the Exchange Act filed by us prior to the time as of which “Consolidated Total Assets” is being determined or, if we are not required to so file, as reflected on our most recent consolidated balance sheet prepared in accordance with GAAP.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time.

“Lien” means any lien, security interest, pledge, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

“Principal Property” means all real property and improvements thereon, including, without limitation, any manufacturing facility or plant or any portion thereof, office facility, including our principal corporate offices, warehouse, research facility or distribution center located within the United States (other than its territories or possessions) and owned by us or any of our wholly owned U.S. subsidiaries, the gross book value (without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 1% of our Consolidated Total Assets, except any such property which our board of directors, in its good faith opinion, determines is not of material importance to the business conducted by us and our subsidiaries, taken as a whole, as evidenced by a board resolution.

“Permitted Liens” means:

(1)	Liens securing hedging obligations designed to protect us from fluctuations in interest rates, currencies, equities or the price of commodities and not for speculative purposes;

(2)	Liens in favor of customs and revenue authorities or financial institutions in respect of customs duties in connection with the importation of goods;

(3)

Liens arising by reason of pledges or deposits necessary to qualify us or any subsidiary to conduct business, maintain self-insurance, or obtain the benefit of, or comply with, any law, including Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other forms of governmental insurance or benefits;

(4)

Liens of any landlord on fixtures located on premises leased by us or a subsidiary, and tenants’ rights under leases, easements and similar Liens not materially impairing the use or value of the property involved;

(5)

easements, zoning restrictions, building restrictions, rights-of-way and similar encumbrances or charges on real property imposed by law or arising in the ordinary course of business that are of a nature generally existing with respect to properties of a similar character;

(6)

Liens in connection with bankers’ acceptance financing or used in the ordinary course of trade practices, statutory lessor and vendor privilege Liens and Liens in connection with good faith bids, tenders and deposits;

(7)	Liens arising under consignment or similar arrangements for the sale of goods;

(8)	Good faith deposits in connection with bids, tenders, contracts or leases, or deposits to secure our public or statutory obligations, or deposits for the payment of rent;

(9)

Liens upon specific items of inventory or other goods and proceeds of any person securing such person’s obligations in respect of banker’s acceptances issued or credited for the account of such Person to facilitate the purchase, shipment or storage of such inventory or goods;

(10)

Liens securing reimbursement obligations with respect to letters of credit in the ordinary course of business that encumber cash, documents and other property relating to such letters of credit and proceeds thereof;

(11)	Liens in favor of us or any of our wholly owned U.S. subsidiaries; and

(12)	customary Liens granted in favor of a trustee to secure fees and other amounts owing to such trustee under an indenture.

Contribution of Assets and Liabilities

GE agreed to, prior to the Spin-Off, contribute, convey, sell or otherwise transfer, or make definitive arrangements to transfer to us and our subsidiaries, substantially all of the assets, and cause to be accepted or assumed, or definitive arrangements to be accepted or assumed after the Spin-Off, substantially all of the liabilities comprising our business described in the Form 10 filed by us on November 7, 2022 with the SEC. This covenant was satisfied prior to the completion of the Spin-Off.

Additional Issues

We may from time to time, without notice to or the consent of the holders any series of notes, create and issue additional notes of such series ranking equally and ratably with such series of notes in all respects, or in all respects except for the payment of interest accruing prior to the issue date or except for the first payment of interest following the issue date of those additional notes; provided that, if such additional notes are not fungible for U.S. federal income tax purposes with the notes of the applicable series, such additional notes will have a different CUSIP, ISIN and/or any other identifying number. The exchange notes of each series of notes will be, and such additional notes may be, consolidated and form a single series with, and will have the same terms as to status, redemption, waivers, amendments or otherwise, as the applicable series of the notes, and will vote together as one class on all matters with respect to such series of notes.

Consolidation, Merger or Sale

Under the indenture, we may not consolidate with or merge into, or convey, transfer or lease all or substantially all of its properties and assets to, any person (as defined below), referred to as a “successor person,” unless

•	the successor person expressly assumes our obligations with respect to the notes and the indenture,

•

immediately after giving effect to the transaction, no event of default under the indenture shall have occurred and be continuing, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing, and

•	we have delivered to the Trustee, the certificates, opinions or supplemental agreements required under the indenture.

In addition, the registration rights agreement provides that such successor assume the obligations of its predecessor under the registration rights agreement.

Upon any such consolidation, merger, conveyance, or transfer (other than a lease) described above, the resulting or acquiring entity will be substituted for the predecessor entity with the same effect as if it had been an original party to such indenture. As a result, the successor entity may exercise rights and powers of its predecessor under such indenture, and such predecessor will be released from further liabilities and obligations thereunder.

The term “person” is defined in the indenture to mean any individual, corporation, partnership, joint venture, trust, association, joint stock company, unincorporated organization, limited liability company, government or agency or political subdivision thereof or any similar entity.

Events of Default

Each of the following is an event of default under the indenture with respect to any series of notes:

•	failure to pay principal or premium, if any, on that series of notes when such principal or premium, if any, becomes due,

•	failure to pay any interest or additional interest on that series of notes for 30 days after such interest becomes due,

•	failure to deposit any sinking fund payment for 30 days after such payment is due by the terms of that series of notes,

•

a failure to perform by us or a breach by us, in any material respect, of any other covenant or warranty in the indenture with respect to that series of notes, other than a covenant or warranty included in the indenture solely for the benefit of another series of notes, for 90 days after either the Trustee has given us or holders of at least 25% in principal amount of the outstanding notes of that series have given us and the Trustee written notice of such failure to perform or breach in the manner required by the indenture,

•	specified events involving bankruptcy, insolvency or reorganization involving us,

provided, however, that no event of default in the fourth bullet point above will be an event of default until an officer of the Trustee responsible for the administration of the indenture receives written notice of the event at its corporate trust office.

An event of default under one series of notes does not necessarily constitute an event of default under any other series of notes. If an event of default for a series of notes occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding notes of that series may declare the principal amount of all the notes of that series due and immediately payable by a notice in writing to us (and to the Trustee if given by the holders). Upon such declaration, we will be obligated to pay the principal amount of that series of notes.

Other Terms Applicable to the Notes

After any declaration of acceleration of a series of notes, but before a judgment or decree for payment has been obtained, the event of default giving rise to the declaration of acceleration will, without further act, be deemed to have been waived, and such declaration and its consequences will, without further act, be deemed to have been rescinded and annulled if:

•	we have paid or deposited with the Trustee a sum sufficient to pay:

•	all overdue interest,

•	the principal and premium, if any, due otherwise than by the declaration of acceleration and any interest on such amounts,

•	any interest on overdue interest, to the extent legally permitted,

•	all amounts due to the Trustee under the indenture, and

•	all events of default with respect to that series of notes, other than the nonpayment of the principal which became due solely by virtue of the declaration of acceleration, have been cured or waived.

If an event of default occurs and is continuing, the Trustee will generally have no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer reasonable indemnity to the Trustee. The holders of a majority in principal amount of the outstanding notes of any series will generally have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee for the notes of that series, provided that:

•	the direction is not in conflict with any law or the indenture,

•	the Trustee may take any other action it deems proper which is not inconsistent with the direction, and

•

the Trustee will generally have the right to decline to follow the direction if an officer of the Trustee determines, in good faith, that the proceeding would involve the Trustee in personal liability or would otherwise be contrary to applicable law.

A holder of a debt security of any series may only pursue a remedy under the indenture if:

•	the holder gives the Trustee written notice of a continuing event of default for that series,

•	holders of at least 25% in principal amount of the outstanding notes of that series make a written request to the Trustee to institute proceedings with respect to such event of default,

•	the holders offer reasonable indemnity to the Trustee,

•	the Trustee fails to pursue that remedy within 60 days after receipt of the notice, request and offer of indemnity, and

•	during that 60-day period, the holders of a majority in principal amount of the notes of that series do not give the Trustee a direction inconsistent with the request.

However, these limitations do not apply to a suit by a holder of a note demanding payment of the principal, premium, if any, or interest on a note on or after the date the payment is due.

We will be required to furnish to the Trustee annually a statement by some of our officers regarding our performance or observance of any of the terms of the indenture and specifying all of our known defaults, if any.

Defeasance

When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we deposit with the Trustee funds or government securities sufficient to make payments on the notes of a series on the dates those payments are due and payable and comply with all other conditions to defeasance set forth in the indenture, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the notes of that series (“legal defeasance”), or

•

we will no longer have any obligation to comply with the restrictive covenants under the indenture, and the related events of default will no longer apply to us, but some of our other obligations under the indenture and the notes of that series, including our obligation to make payments on those notes, will survive (“covenant defeasance”).

If we legally defease a series of notes, the holders of the notes of the series affected will not be entitled to the benefits of the indenture, except for:

•	the rights of holders of that series of notes to receive, solely from a trust fund, payments in respect of such notes when payments are due,

•	our obligation to register the transfer or exchange of the notes,

•	our obligation to replace mutilated, destroyed, lost or stolen notes, and

•	our obligation to maintain paying agencies and hold moneys for payment in trust.

We may legally defease a series of notes notwithstanding any prior exercise of our option of covenant defeasance in respect of such series.

We will be required to deliver to the Trustee an opinion of counsel that the deposit and related defeasance would not cause the beneficial owners of the notes to recognize gain or loss for federal income tax purposes and that the beneficial owners would be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the IRS or a change in law to that effect.

Actions Not Requiring Consent of Holders

We may enter into one or more supplemental indentures with the Trustee without the consent of the holders of the notes in order to:

•	evidence the succession of another person to us, or successive successions, and the assumption of our covenants, agreements and obligations by the successor,

•	add to our covenants for the benefit of the holders of any series of notes or to surrender any of our rights or powers,

•	add any additional events of default for any series of notes for the benefit of the holders of any series of notes,

•	add to or change any provision of the indenture to the extent necessary to issue notes in uncertificated form,

•

add to, change or eliminate any provision of the indenture applying to one or more series of notes, provided that if such action adversely affects the interests of any holder of any series of notes in any material respect, such addition, change or elimination will become effective with respect to that series only when no such security of that series remains outstanding,

•	convey, transfer, assign, mortgage or pledge any property to or with the Trustee or to surrender any right or power conferred upon us by the indenture,

•	establish the forms or terms of any series of notes,

•	provide for uncertificated securities in addition to certificated securities,

•	evidence and provide for successor Trustees and to add to or change any provisions of the indenture to the extent necessary to appoint a separate Trustee or Trustees for a specific series of notes,

•	correct any ambiguity, defect or inconsistency under the indenture,

•

make other provisions with respect to matters or questions arising under the indenture, provided that (i) in the case of any such cure, correction, supplement, matter, question, amendment or modification to (or which results in any change to) the guarantee, shall not adversely affect the interests of the holders of any notes then outstanding, and (ii) in all other cases, such action does not adversely affect the interests of the holders of any series of notes in any material respect,

•

supplement any provisions of the indenture necessary to defease and discharge any series of notes, provided that such action does not adversely affect the interests of the holders of any series of notes in any material respect,

•	comply with the rules or regulations of any securities exchange or automated quotation system on which any notes are listed or traded,

•	secure the notes,

•

add to, change or eliminate any provisions of the indenture in accordance with any amendments to the Trust Indenture Act of 1939, provided that such action does not adversely affect the rights or interests of any holder of notes in any material respect,

•

provide for the payment by us of additional amounts in respect of taxes imposed on certain holders and for the treatment of such additional amounts as interest and for all matters incidental thereto, or

•	add guarantors with respect to the notes or release a guarantor from its obligations under its guarantee or the indenture in accordance with the applicable provisions of the indenture.

Actions Requiring Consent of Holders

We may enter into one or more supplemental indentures with the Trustee in order to add to, change or eliminate provisions of the indenture or to modify the rights of the holders of one or more series of notes if we obtain the consent of the holders of a majority in principal amount of the outstanding notes of each series affected by such supplemental indenture. However, without the consent of the holders of each outstanding note affected by the supplemental indenture, we may not enter into a supplemental indenture that:

•

changes the stated maturity of the principal of, or any installment of principal of or interest on, any note, or reduces the principal amount of, or any premium or rate of interest on, any note that would adversely affect holders,

•	reduces the amount of principal of an original issue discount note or any other note payable upon acceleration of the maturity thereof,

•	changes the optional redemption dates of the 2030 notes, the 2032 notes or the 2052 notes,

•	changes the place or currency of payment of principal, premium, if any, or interest,

•	impairs the right to institute suit for the enforcement of any payment on or after such payment becomes due for any note,

•

reduces the percentage in principal amount of outstanding notes of any series, the consent of whose holders is required for modification of the indenture, for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults of the indenture,

•

makes certain modifications to the provisions for modification of the indenture and for certain waivers, except to increase the principal amount of notes necessary to consent to any such change or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holders of each outstanding note affected by such change,

•

makes any change that adversely affects in any material respect the right to convert or exchange any convertible or exchangeable note or decreases the conversion or exchange rate or increases the conversion price of such note, unless such decrease or increase is permitted by the terms of such series of notes, or

•	changes the terms and conditions pursuant to which any series of notes are secured in a manner adverse to the holders of such notes in any material respect.

Satisfaction and Discharge

We may discharge our obligations under the indenture while securities remain outstanding if (1) all outstanding notes issued under the indenture have become due and payable, (2) all outstanding notes issued under the indenture will become due and payable at their stated maturity within one year of the date of deposit or (3) all outstanding notes issued under the indenture are scheduled for redemption in one year, and in each case, we have deposited with the Trustee an amount sufficient to pay and discharge all outstanding notes issued under the indenture on the date of their scheduled maturity or the scheduled date of the redemption and paid all other amounts payable under the indenture.

The Trustee, Paying Agent and Security Registrar

The Bank of New York Mellon is the trustee, paying agent and security registrar with respect to the notes and maintains various commercial and investment banking relationships with affiliates of theirs and ours. The Bank of New York Mellon acts as trustee, fiscal agent and paying agent under certain indentures and funding arrangements with affiliates of theirs and ours.

Governing Law

The indenture and the initial notes are, and the exchange notes will be, governed by, and construed under, the laws of the State of New York.

Listing

The notes will not be listed on any securities exchange.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to the following address:

GE HealthCare Technologies Inc.

500 W. Monroe Street

Chicago, Illinois 60661

Attention: Investor Relations

Exchanges and Transfers

Subject to the limitations described elsewhere in this prospectus, holders may present notes for exchange or for registration of transfer at the office of the Trustee, as security registrar. The Trustee will not charge a service charge for any exchange or registration of transfer of notes. However, the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange.

At any time we may designate additional transfer agents, rescind the designation of any transfer agent, or approve a change in the office of any transfer agent. However, we are required to maintain a transfer agent in each place of payment for the notes at all times.

Book-Entry System

The initial notes were offered and sold to qualified institutional buyers (“QIBs”) in reliance on Rule 144A (“Rule 144A Notes”). The initial notes were also offered and sold in offshore transactions to non-U.S. persons in reliance on Regulation S (“Regulation S Notes”). The initial notes were issued in registered, global form.

The exchange notes will be offered and exchanged in denominations of $100,000 and integral multiples of $1,000 in excess thereof. We will issue the exchange notes, like the initial notes, in the form of one or more permanent global notes in fully registered, book-entry form, which we refer to as the “global notes.”

The global notes will be deposited with, or on behalf of, DTC and registered in the name of DTC’s nominee, Cede & Co. Except as set forth below, the global notes may be transferred by DTC, in whole and not in part, only to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

Investors may elect to hold beneficial interests in the global notes through either DTC, in the United States, Clearstream Banking, société anonyme (“Clearstream”) and Euroclear Bank S.A./N.V. (“Euroclear”) if they are participants in these systems, or indirectly through organizations which are participants in these systems.

So long as DTC or its nominee is the registered owner of a global note, DTC or its nominee, as the case may be, will be considered the sole holder of the notes represented by such global notes for all purposes under the indenture and the beneficial owners of the notes will be entitled only to those rights and benefits afforded to them in accordance with DTC’s regular operating procedures. Upon specified written instructions of a participant in DTC, DTC will have its nominee assist participants in the exercise of certain holders’ rights, such as demand for acceleration of maturity or an instruction to the Trustee.

Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture. If DTC is at any time unwilling or unable to continue as depositary, defaults in the performance of its duties or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days, or if we determine, subject to DTC’s procedures, that we will issue securities registered in the name of beneficial holders thereof, we will issue individual notes in certificated form of the same series and like tenor and in the applicable principal amount in exchange for the notes represented by the global note. In any such instance, an owner of a beneficial interest in a global note will be entitled to physical delivery of individual notes in certificated form of the same series and like tenor, equal in principal amount to such beneficial interest and to have the notes in certificated form registered in its name. Notes so issued in certificated form will be issued in denominations of $100,000 and integral multiples of $1,000 in excess thereof and will be issued in registered form only, without coupons.

The following is based on information furnished by DTC:

DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC.

DTC, the world’s largest depositary, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments (from over 100 countries) that DTC’s direct participants deposit with DTC.

DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com, but such information is not a part of this prospectus.

Purchases of the notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The beneficial interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of beneficial interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their beneficial interests in notes, except in the event that use of the book-entry system for the notes is discontinued. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Such limits and such laws may impair the ability of such persons to own, transfer or pledge beneficial interests in a global note.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC will be registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts the notes will be credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults and proposed amendments to the note documents. For example, beneficial owners of the notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners. In the alternative, beneficial owners may wish to provide their names and addresses to the registrar of the notes and request that copies of the notices be provided to them directly. Any such request may or may not be successful.

Redemption notices shall be sent to DTC. If less than all of the notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the regular record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

We will pay principal of and interest on the notes in same-day funds to the Trustee and the Trustee is required to pay such amounts to DTC, or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records upon DTC’s receipt of funds and corresponding detail information. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of these participants and not of us, the Trustee, DTC or any other party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is the responsibility of us or the Trustee, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of the direct or indirect participants.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold interests in customers’ securities accounts in the depositaries’ names on the books of DTC. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream and JPMorgan Chase Bank, N.A. acts as U.S. depositary for Euroclear (together, the “U.S. Depositaries”). Beneficial interests in the global notes will be held in denominations of $100,000 and integral multiples of $1,000 in excess thereof.

Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries.

Clearstream is registered as a bank in Luxembourg, and as such is subject to regulation by the Commission de Surveillance du Secteur Financier and the Banque Centrale du Luxembourg, which supervise and oversee the activities of Luxembourg banks. Clearstream Participants are world-wide financial institutions including initial purchasers, securities brokers and dealers, banks, trust companies and clearing corporations, and may include the initial purchasers or their affiliates. Indirect access to Clearstream is available to other institutions that clear through or maintain a custodial relationship with a Clearstream Participant. Clearstream has established an electronic bridge with Euroclear as the operator of the Euroclear System (the “Euroclear Operator”) in Brussels to facilitate settlement of trades between Clearstream and the Euroclear Operator.

Distributions with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear holds securities and book-entry interests in securities for participating organizations (“Euroclear Participants”) and facilitates the clearance and settlement of securities transactions between Euroclear Participants, and between Euroclear Participants and participants of certain other securities intermediaries through electronic book-entry changes in accounts of such participants or other securities intermediaries. Euroclear provides Euroclear Participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear Participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations, and may include the initial purchasers or their affiliates. Non-participants in Euroclear may hold and transfer beneficial interests in a global note through accounts with a Euroclear Participant or any other securities intermediary that holds a book-entry interest in a global note through one or more securities intermediaries standing between such other securities intermediary and Euroclear.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Transfers between Euroclear Participants and Clearstream Participants will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between DTC’s participating organizations (“DTC Participants”), on the one hand, and Euroclear Participants or Clearstream Participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (European time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day fund settlement applicable to DTC. Euroclear Participants and Clearstream Participants may not deliver instructions directly to their respective U.S. Depositaries.

Due to time zone differences, the securities accounts of a Euroclear Participant or Clearstream Participant purchasing an interest in a global note from a DTC Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear Participant or Clearstream Participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear Participant or Clearstream Participant to a DTC Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

The information in this section concerning Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of that information.

Neither of us nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of the beneficial interests in a global note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Registration Rights

We, GE and the initial purchasers entered into a registration rights agreement dated as of November 22, 2022 with respect to the notes. Upon completion of the Spin-Off, GE was automatically and unconditionally released and discharged from all future obligations under the registration rights agreement without any action required on the part of the Trustee or any holder at such time. In the registration rights agreement, we agreed for the benefit of the holders of the notes to use our commercially reasonable efforts to (1) file a registration statement on an appropriate registration form with respect to a registered offer to exchange each series of initial notes for exchange notes, with terms substantially identical in all material respects to each series of initial notes, as applicable (except that the exchange notes will not contain terms with respect to transfer restrictions or any increase in annual interest rate) and (2) cause the registration statement to be declared effective under the Securities Act. The registration statement on Form S-4 of which this prospectus is a part was filed pursuant to the registration rights agreement.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material anticipated U.S. federal income tax consequences to U.S. Holders and to Non-U.S. Holders (each as defined below, and together, “Holders”) of the exchange of initial notes for exchange notes pursuant to the exchange offers and of the ownership and disposition of the exchange notes. This discussion is based on the Code, Treasury regulations promulgated under the Code, administrative pronouncements or practices, and judicial decisions, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal tax consequences significantly different from those discussed herein. This discussion is not binding on the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions discussed herein or that a court will not sustain such a challenge.

This discussion does not address any U.S. federal alternative minimum tax, U.S. federal estate, gift or other non-income tax (except as expressly provided below), or any state, local or non-U.S. tax consequences of the exchange or of the ownership or disposition of the exchange notes. In addition, this discussion does not address the U.S. federal income tax consequences to beneficial owners of notes subject to special rules, including, for example, beneficial owners that (i) are banks, financial institutions or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers or traders in securities or currencies, (iv) are tax-exempt organizations, (v) hold notes as part of a hedge, straddle, constructive sale, conversion transaction, or other integrated investment, (vi) acquire notes as compensation for services, (vii) are U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, (viii) use a mark-to-market method of accounting, (ix) are U.S. expatriates, or (x) are required for U.S. federal income tax purposes to conform the timing of income accruals with respect to the notes to its financial statements under Section 451(b) of the Code.

A “U.S. Holder” means a beneficial owner of a note that is: (i) an individual citizen or resident alien of the United States for U.S. federal income tax purposes, (ii) a corporation or any other entity taxable as a corporation for U.S. federal income tax purposes organized under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If a Holder is a partnership or any other entity or arrangement taxable as a partnership for U.S. federal income tax purposes (a “Partnership”), the U.S. federal income tax consequences to an owner of or a partner in such Partnership generally will depend on the status of such owner or partner and on the activities of such Partnership. A Holder that is a Partnership and any owners or partners in such Partnership are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the exchange and the ownership or disposition of a note. As used herein, a “Non-U.S. Holder” means a beneficial owner of a note that is neither a U.S. Holder nor a Partnership.

This discussion assumes that a note will be a capital asset, within the meaning of Section 1221 of the Code, in the hands of a Holder at all relevant times.

A HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO ITS PARTICULAR CIRCUMSTANCES AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S., OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Contingent Payments

In certain circumstances (see “Description of Notes—Purchase of Notes upon a Change of Control Repurchase Event”), we may be obligated to pay Holders additional amounts in excess of stated interest or principal on the exchange notes. It is possible that our obligation to make additional payments on the exchange notes could implicate the provisions of the Treasury regulations relating to “contingent payment debt instruments.” We intend to take the position that the likelihood of additional payments on the exchange notes is remote, and thus, that the exchange notes should not be treated as contingent payment debt instruments. Our determination that these contingencies are remote is binding on a Holder unless the Holder discloses its contrary position in the manner required by applicable Treasury regulations. Our determination, however, is not binding on the IRS, and if the IRS were to challenge this determination, a Holder might, among other things, be required to accrue interest income at a higher rate than the stated interest rate on the exchange notes and to treat any gain on the sale or other disposition of an exchange note as ordinary income rather than capital gain. The remainder of this disclosure assumes that our determination that the contingencies are remote is correct. Holders are urged to consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the exchange notes.

Tax Considerations for a U.S. Holder

Exchange Offers

Exchanging an initial note for an exchange note will not be treated as a taxable exchange for U.S. federal income tax purposes. Consequently, U.S. Holders will not recognize gain or loss upon receipt of an exchange note. The holding period for an exchange note will include the holding period for the initial note and the initial basis in an exchange note will be the same as the adjusted basis in the initial note exchanged therefor.

Payments of Interest

Stated interest on an exchange note generally will be taxable to a U.S. Holder as ordinary interest income either when it accrues or when it is received in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Market Discount and Bond Premium

Market Discount. If a U.S. Holder purchased an initial note (which will be exchanged for an exchange note pursuant to the exchange offers) for an amount that is less than its “revised issue price,” the amount of the difference should be treated as market discount for U.S. federal income tax purposes. Any market discount applicable to an initial note should carry over to the exchange note received in exchange therefor. The amount of any market discount will be treated as de minimis and disregarded if it is less than one-quarter of one percent of the revised issue price of the initial note, multiplied by the number of complete years to maturity. For this purpose, the “revised issue price” of an initial note equals the issue price of the initial note (without regard to the amortization of any acquisition premium). Although the Code does not expressly so provide, the revised issue price of the initial note is decreased by the amount of any payments previously made on the initial note (other than payments of qualified stated interest). The rules described below do not apply to a U.S. Holder if such holder purchased an initial note that has de minimis market discount.

Under the market discount rules, a U.S. Holder is required to treat any principal payment on, or any gain on the sale, exchange, redemption or other disposition of, an exchange note as ordinary income to the extent of any accrued market discount (on the initial note or the exchange note) that has not previously been included in income. If a U.S. Holder disposes of an exchange note in an otherwise nontaxable transaction (other than certain specified nonrecognition transactions), such holder will be required to include any accrued market discount as ordinary income as if such holder had sold the exchange note at its then fair market value. In addition, such holder may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the initial note or the exchange note received in exchange therefor.

Market discount accrues ratably during the period from the date on which such holder acquired the initial note through the maturity date of the exchange note (for which the initial note was exchanged), unless such holder makes an irrevocable election to accrue market discount under a constant yield method. Such holder may elect to include market discount in income currently as it accrues (either ratably or under the constant-yield method), in which case the rule described above regarding deferral of interest deductions will not apply. If such holder elects to include market discount in income currently, such holder’s adjusted basis in an exchange note will be increased by any market discount included in income. An election to include market discount currently will apply to all market discount obligations acquired during or after the first taxable year in which the election is made, and the election may not be revoked without the consent of the IRS.

Bond Premium. If a U.S. Holder purchased an initial note (which will be exchanged for an exchange note pursuant to the exchange offers) for an amount in excess of its principal amount, the excess will be treated as bond premium. Any bond premium applicable to an initial note should carry over to the exchange note received in exchange therefor. Such holder may elect to amortize bond premium over the remaining term of the exchange note on a constant yield method. In such case, such holder will reduce the amount required to be included in income each year with respect to interest on such holder’s exchange note by the amount of amortizable bond premium allocable to that year. The election, once made, is irrevocable without the consent of the IRS and applies to all taxable bonds held during the taxable year for which the election is made or subsequently acquired. If such holder elected to amortize bond premium on an initial note, such election should carry over to the exchange note received in exchange therefor. If such holder does not make this election, such holder will be required to include in gross income the full amount of interest on the exchange note in accordance with such holder’s regular method of tax accounting, and will include the premium in such holder’s tax basis for the exchange note for purposes of computing the amount of such holder’s gain or loss recognized on the taxable disposition of the exchange note. U.S. Holders should consult their own tax advisors concerning the computation and amortization of any bond premium on the exchange note.

Sale or Other Dispositions of an Exchange Note

A U.S. Holder generally will recognize gain or loss on the sale, exchange, redemption, retirement, or other taxable disposition of an exchange note in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received (other than any amount received in respect of accrued but unpaid interest, which will be taxable as ordinary income to the extent not previously included in income), and (ii) such U.S. Holder’s adjusted tax basis in the exchange note. A U.S. Holder’s adjusted tax basis in an exchange note generally will be its cost to such U.S. Holder, increased by any market discount previously included in gross income and reduced (but not below zero) by amortized bond premium. Gain or loss recognized on the sale, exchange, redemption, retirement, or other taxable disposition of an exchange note generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in such exchange note exceeds one year. Non-corporate U.S. Holders may be entitled to reduced rates of U.S. federal income taxation on net long-term capital gains. The deductibility of capital losses is subject to limitations.

Medicare Contribution Tax on Unearned Income

A 3.8% Medicare tax is imposed on the “net investment income” (or, in the case of an estate or trust, the undistributed “net investment income”) of certain U.S. Holders that are individuals, estates or trusts with income that exceeds the statutory threshold. Net investment income generally will include, among other things, interest income and net gains from the disposition of the exchange notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisor regarding the applicability of the Medicare tax to income and gains in respect of the exchange notes.

Tax Considerations for a Non-U.S. Holder

The rules governing the U.S. federal taxation of a Non-U.S. Holder are complex. A Non-U.S. Holder is urged to consult its own tax advisor regarding the application of U.S. federal tax laws, including any information reporting requirements, to its particular circumstances and any tax consequences arising under the laws of any state, local, non-U.S., or other taxing jurisdiction.

Exchange Offers

Non-U.S. Holders should not recognize gain or loss for U.S. federal income tax purposes upon receipt of an exchange note in exchange for an initial note pursuant to the exchange offers.

Payments of Interest

Subject to the discussion below concerning FATCA and backup withholding, payments of interest on an exchange note by us or our paying agent to a Non-U.S. Holder generally will not be subject to withholding of U.S. federal income tax if such interest will qualify as “portfolio interest.” Interest on an exchange note paid to a Non-U.S. Holder will qualify as portfolio interest if:

•

for U.S. federal income tax purposes, such Non-U.S. Holder does not own directly or indirectly, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	for U.S. federal income tax purposes, such Non-U.S. Holder is not a controlled foreign corporation related directly or indirectly to us through stock ownership;

•	such interest is not effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States;

•	such Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

•	the certification requirement, described below, has been fulfilled with respect to such Non-U.S. Holder.

The certification requirement will be fulfilled if either (i) the Non-U.S. Holder provides to the applicable withholding agent a properly completed and executed IRS Form W-8BEN or W-8BEN-E (or successor form), signed under penalty of perjury, that includes such Non-U.S. Holder’s name, address and a certification as to its non-U.S. status, or (ii) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the exchange note on behalf of such Non-U.S. Holder and provides to the applicable withholding agent a statement, signed under penalty of perjury, in which such organization, bank or other financial institution certifies that it has received a properly completed and executed IRS Form W-8BEN or W-8BEN-E (or successor form) from such Non-U.S. Holder or from another financial institution acting on behalf of such Non-U.S. Holder and provides to the applicable withholding agent a copy thereof. Other methods might be available to satisfy the certification requirement depending on a Non-U.S. Holder’s particular circumstances.

The gross amount of any payment of interest to a Non-U.S. Holder that does not qualify for the portfolio interest exemption will be subject to withholding of U.S. federal income tax at the statutory rate of 30% unless (i) such Non-U.S. Holder provides a properly completed and executed IRS Form W-8BEN or W-8BEN-E (or successor form) claiming an exemption from or reduction in withholding of U.S. federal income tax under an applicable income tax treaty, or (ii) such interest is effectively connected with the conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment) of such Non-U.S. Holder and such Non-U.S. Holder provides a properly completed and executed IRS Form W-8ECI (or successor form).

Sale or Other Disposition of an Exchange Note

Subject to the discussion below concerning FATCA and backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax or to withholding of U.S. federal income tax on any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of an exchange note unless (i) such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of such disposition and other applicable conditions are met, or (ii) such gain is effectively connected with the conduct of a U.S. trade or business by such Non-U.S. Holder and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder.

Effectively Connected Income

If a Non-U.S. Holder is engaged in a U.S. trade or business and interest on an exchange note or gain realized on the disposition of an exchange note is effectively connected with the conduct of such U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment), such Non-U.S. Holder generally will be subject to regular U.S. federal income tax on such interest or gain on a net income basis in the same manner as if such Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise. See “—Tax Considerations for a U.S. Holder” above. In addition, any such Non-U.S. Holder that is a non-U.S. corporation may be subject to the branch profits tax on its effectively connected earnings and profits for the taxable year, subject to certain adjustments, at the statutory rate of 30% unless such rate is reduced or the branch profits tax is eliminated by an applicable income tax treaty. Although any such effectively connected interest income will be subject to U.S. federal income tax, and may be subject to the branch profits tax, it generally will not be subject to withholding of U.S. federal income tax if a Non-U.S. Holder provides a properly completed and executed IRS Form W-8ECI (or successor form).

FATCA

Pursuant to Sections 1471 through 1474 of the Code, applicable Treasury regulations, other official guidance and intergovernmental agreements entered into in respect of the foregoing (together, commonly referred to as “FATCA”), “foreign financial institutions” (which include most non-U.S. hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other non-U.S. entities must comply with information reporting rules with respect to their U.S. account holders and investors or confront a withholding tax on U.S.-source payments made to them (whether received as a beneficial owner or as an intermediary for another party). More specifically, a foreign financial institution or other non-U.S. entity that does not comply with the FATCA reporting requirements will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally will include interest on the exchange notes. The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is portfolio interest). Non-U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of the FATCA provisions on them based on their particular circumstances.

Information Reporting and Backup Withholding

A Holder may be subject, under certain circumstances, to information reporting and/or backup withholding at the applicable rate with respect to certain payments of principal or interest on an exchange note and the proceeds of a disposition of an exchange note before maturity.

Information reporting generally will apply to payments of principal or interest on an exchange note and the proceeds of a disposition of an exchange note before maturity that in each case are paid to a U.S. Holder. Backup withholding may apply to any such payments made to a U.S. Holder that (i) fails to furnish its taxpayer identification number (“TIN”), which for an individual is his or her social security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it failed properly to report certain interest or dividends, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that it is a U.S. person, that the TIN provided is correct (or that it is awaiting a TIN), and that it has not been notified by the IRS that it is subject to backup withholding. A U.S. Holder can generally establish an exemption from backup withholding by providing a properly completed and executed IRS Form W-9 (or successor form). These information reporting and backup withholding requirements generally do not apply with respect to certain U.S. Holders, including corporations, tax-exempt organizations, certain financial institutions and individual retirement accounts.

Information reporting will apply to interest on exchange notes paid to a Non-U.S. Holder and the amount of any tax withheld in respect of such interest payments. Copies of information returns that report such interest payments and any withholding of U.S. federal income tax may be made available to tax authorities in a country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty.

If a Non-U.S. Holder provides a properly completed and executed IRS Form W-8BEN or W-8BEN-E (or successor form) or other applicable form (together with all appropriate attachments, signed under penalty of perjury, and identifying such Non-U.S. Holder and stating that it is not a U.S. person), and the applicable withholding agent has neither actual knowledge nor reason to know that such Non-U.S. Holder is a U.S. person, then such Non-U.S. Holder will not be subject to U.S. backup withholding with respect to payments of principal or interest on exchange notes made by us or our paying agent. Special rules apply to Partnerships and this certification requirement may also apply to beneficial owners of Partnerships.

The gross proceeds from a sale, exchange or other disposition of an exchange note by a Non-U.S. Holder made to or through a foreign office of a foreign broker generally will not be subject to backup withholding or information reporting. However, if such broker is for U.S. federal income tax purposes: a U.S. person; a controlled foreign corporation; a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or a foreign partnership with certain connections to the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a U.S. person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding at the applicable rate, currently 24%, may apply to any payment that such broker is required to report if the broker has actual knowledge or reason to know that the payee is a U.S. person. Payments to or through the U.S. office of a broker will be subject to backup withholding and information reporting unless the beneficial owner certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. Holder or Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Holder’s U.S. federal income tax liability and may entitle such Holder to a refund, provided that certain required information is timely furnished to the IRS. A Holder is urged to consult its own tax advisor regarding the application of information reporting and backup withholding in its particular circumstances, the availability of an exemption from backup withholding, and the procedure for obtaining any such available exemption.

The foregoing discussion is for general information only and is not tax advice. Accordingly, you are urged to consult your tax advisor as to the particular tax consequences to you of the exchange of initial notes for exchange notes and of holding and disposing of the exchange notes, including the applicability and effect of any state, local, or non-U.S. tax laws and any tax treaty and any recent or prospective changes in any applicable tax laws or treaties.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. GE HealthCare has agreed that, for a period of 180 days after the expiration date of the applicable exchange offer, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

GE HealthCare will not receive any proceeds from any sale of exchange notes by broker-dealers. The exchange notes received by broker-dealers for their own account pursuant to the exchange offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offers and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the applicable exchange offer, GE HealthCare will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. GE HealthCare has agreed to pay all expenses incident to the exchange offers other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the exchange notes offered hereby.

EXPERTS

The financial statements of GE HealthCare Technologies Inc. as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The combined financial statements of GE HealthCare Technologies Inc. (a carve-out business of General Electric Company) for the year ended December 31, 2020, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-4 (File No. 333-271435) under the Securities Act with respect to the exchange notes that will be offered in exchange for the initial notes. This prospectus is a part of, and does not contain all the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our exchange notes, please refer to the registration statement, including its other exhibits and schedules. Statements we make in this prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the website maintained by the SEC at www.sec.gov. Information contained on any website we refer to in this prospectus does not and will not constitute a part of this prospectus.

We are subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we file periodic reports, proxy statements, and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

GE HealthCare Technologies Inc.

500 West Monroe Street

Chicago, Illinois 60661

Attention: Investor Relations

GE HealthCare also maintains an Internet site at www.gehealthcare.com. GE HealthCare’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

CHANGE IN ACCOUNTANTS

On June 18, 2020, GE selected Deloitte & Touche LLP (“Deloitte”) as GE’s independent registered public accounting firm for GE’s fiscal year ending December 31, 2021. KPMG LLP (“KPMG”) continued as GE’s independent registered public accounting firm for the fiscal year ending December 31, 2020. On February 12, 2021, KPMG completed its audit of GE’s consolidated financial statements for such fiscal year, which included the consolidated financial information for such fiscal year of GE HealthCare, and GE’s retention of KPMG as its independent registered accounting firm with respect to the audit of GE’s consolidated financial statements ended as of that date.

KPMG’s reports on GE’s consolidated financial statements as of and for the fiscal year ended December 31, 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2020, and the subsequent interim period through February 12, 2021, the effective date of KPMG’s dismissal, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between GE and KPMG on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference thereto in their reports; and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

GE requested that KPMG furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of KPMG’s letter, dated February 12, 2021, is incorporated by reference to Exhibit 16.1 of GE’s Current Report on Form 8-K filed with the SEC on February 12, 2021.

During the fiscal year ended December 31, 2020 and the subsequent interim period through February 12, 2021, neither GE nor anyone on its behalf consulted with Deloitte regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on GE’s financial statements, and neither a written report nor oral advice was provided to GE that Deloitte concluded was an important factor considered by GE in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions; or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GE HealthCare Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying combined statements of financial position of GE HealthCare Technologies Inc. (the “Company”) as of December 31, 2022 and 2021, the related combined statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Income Taxes – Valuation Allowance on Deferred Tax Assets — Refer to Notes 2 and 11 to the financial statements

Critical Audit Matter Description

The Company recognizes deferred income taxes for tax attributes and for differences between the financial statement and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the deferred tax liability or asset is expected to be settled or realized. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character. Sources of taxable income include future reversals of deferred tax assets and liabilities, expected future taxable income, taxable income in prior carryback years if permitted under the tax law, and tax planning strategies.

The Company’s valuation allowance for deferred tax assets was $272 million as of December 31, 2022. The Company’s determination of the valuation allowance involves judgments and estimates. Management’s primary estimates used to determine whether deferred tax assets are more likely than not to be realized and to measure the related valuation allowances are the projected timing and pattern of future reversals of existing taxable temporary differences and the projection of future sources of taxable income. Auditing management’s projected timing and pattern of future reversals of existing taxable temporary differences and the projection of future sources of taxable income, which affect the recorded valuation allowances, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

With the assistance of our income tax specialists, our audit procedures related to estimated future sources of taxable income included the following, among others:

•	We considered relevant tax laws and regulations in evaluating the appropriateness of management’s estimates of future sources of taxable income.

•	We evaluated the reasonableness of management’s estimates of future sources of taxable income by comparing the estimates to historical sources of taxable income or loss.

•	We evaluated management’s projected timing and projected pattern of the reversals of existing taxable temporary differences.

•	We evaluated whether the estimated future sources of taxable income were of the appropriate character to utilize the deferred tax assets under tax law.

•	We evaluated management’s assessment that it is more likely than not that sufficient taxable income will be generated in the future to utilize certain net deferred tax assets.

•	We evaluated whether the estimates of future taxable income were consistent with evidence obtained in other areas of the audit.

Income Taxes — Application of Separate Return Method — Refer to Notes 2 and 11 to the financial statements

Critical Audit Matter Description

The Company is included in certain U.S. and non – U.S. tax filings of General Electric Company, the Company’s parent company as of December 31, 2022. For purposes of these financial statements, the Company’s income tax provision is determined on a separate return basis as if the Company was a stand-alone entity, based on management’s interpretation of the tax regulations and rulings in numerous taxing jurisdictions. When calculating the income tax provision, management made certain estimates and assumptions when identifying and measuring deferred tax assets and liabilities and uncertain tax positions. The income tax provision for the Company for 2022 was $563 million. The Company’s net deferred tax asset was $1,180 million as of December 31, 2022. The Company’s liability for unrecognized tax benefits was $465 million as of December 31, 2022.

Given the number of taxing jurisdictions and the complex and subjective nature of the associated tax regulations and rulings, auditing management’s application of the separate return method required a high degree of auditor judgment and increased extent of effort, including the need to involve our income tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

With the assistance of our income tax specialists, our audit procedures related to management’s application of the separate return method included the following, among others:

•	We evaluated the completeness of the Company’s identification of deferred tax assets and liabilities by:

•	Comparing the deferred tax assets and liabilities to those historically identified and accounted for by General Electric Company.

•	Analyzing the deferred tax assets and liabilities attributed to allocations of assets and liabilities historically held by General Electric Company.

•	We selected a sample of deferred tax assets and liabilities and tested the accuracy, completeness, and classification of each selection.

•	We evaluated management’s computations supporting the income tax provision.

•

We evaluated management’s significant judgments regarding the identification and measurement of uncertain tax positions by analyzing uncertain tax positions of General Electric Company and determining which positions were attributable to the separate operations of the Company.

/s/ Deloitte & Touche LLP

Chicago, Illinois

February 15, 2023

We have served as the Company’s auditor since 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors

GE HealthCare Technologies Inc.

Opinion on the Combined Financial Statements

We have audited the accompanying combined statements of income, comprehensive income, changes in equity, and cash flows of GE HealthCare Technologies Inc. (a carve-out business of General Electric Company) (the Company) for the year ended December 31, 2020, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We served as the Company’s auditor from 2022 to 2022.
Chicago, Illinois
July 29, 2022

Combined Statements of Income

	For the years ended December 31
(In millions)	2022	2021	2020
Sales of products	$12,044	$11,165	$11,016
Sales of services	6,297	6,420	6,148

Total revenues	18,341	17,585	17,164

Cost of products	7,975	7,196	7,229
Cost of services	3,187	3,215	3,168

Gross profit	7,179	7,174	6,767

Selling, general, and administrative	3,631	3,563	3,237
Research and development	1,026	816	810

Total operating expenses	4,657	4,379	4,047

Operating income	2,522	2,795	2,720
Interest and other financial charges – net	77	40	66
Non-operating benefit (income) costs	(5)	3	5
Other (income) expense – net	(62)	(123)	(61)

Income from continuing operations before income taxes	2,512	2,875	2,710
Benefit (provision) for income taxes	(563)	(600)	(652)

Net income from continuing operations	1,949	2,275	2,058

Income from discontinued operations, net of taxes	18	18	11,839

Net income	1,967	2,293	13,897

Net (income) attributable to noncontrolling interests	(51)	(46)	(51)

Net income attributable to GE HealthCare	$1,916	$2,247	$13,846

The accompanying notes are an integral part of these combined financial statements.

Combined Statements of Comprehensive Income

	For the years ended December 31
(In millions, net of tax)	2022	2021	2020
Net income attributable to GE HealthCare	$1,916	$2,247	$13,846
Net (income) loss attributable to noncontrolling interests	(51)	(46)	(51)

Net income	1,967	2,293	13,897

Other comprehensive income (loss):
Currency translation adjustments – net of taxes	(878)	(326)	1,062
Benefit plans – net of taxes	58	80	130
Investment securities and cash flow hedges – net of taxes	(23)	48	(9)

Other comprehensive income (loss)	(843)	(198)	1,183

Comprehensive income	1,124	2,095	15,080
Comprehensive (income) attributable to noncontrolling interests	(51)	(46)	(51)

Comprehensive income attributable to GE HealthCare	$1,073	$2,049	$15,029

The accompanying notes are an integral part of these combined financial statements.

Combined Statements of Financial Position

	As of December 31
(In millions, except share and per share amounts)	2022	2021
Cash, cash equivalents, and restricted cash	$1,445	$556
Receivables – net of allowances of $91 and $107	3,295	3,227
Due from related parties	17	32
Inventories	2,155	1,946
Contract and other deferred assets	989	802
All other current assets	417	437

Current assets	8,318	7,000

Property, plant, and equipment – net	2,314	2,235
Goodwill	12,813	12,892
Other intangible assets – net	1,520	1,847
Deferred income taxes	1,550	1,287
All other assets	1,024	1,047

Total assets	$27,539	$26,308

Short-term borrowings	$15	$6
Accounts payable	2,944	2,540
Due to related parties	146	189
Contract liabilities	1,896	1,864
All other current liabilities	2,190	2,162

Current liabilities	7,191	6,761

Long-term borrowings	8,234	31
Compensation and benefits	549	751
Deferred income taxes	370	385
All other liabilities	1,603	1,484

Total liabilities	17,947	9,412
Commitments and contingencies

Redeemable noncontrolling interests	230	220

Common stock, par value $0.01 per share, 100,000 shares authorized, 100 shares issued and outstanding as of 2022; none issued and outstanding as of 2021	—	—
Net parent investment	11,235	17,692
Accumulated other comprehensive income (loss) – net	(1,878)	(1,037)

Total equity attributable to GE HealthCare	9,357	16,655
Noncontrolling interests	5	21

Total equity	9,362	16,676

Total liabilities, redeemable noncontrolling interests, and equity	$27,539	$26,308

The accompanying notes are an integral part of these combined financial statements.

Combined Statements of Changes in Equity

(In millions)	Net parent investment	Accumulated other comprehensive income (loss) – net	Equity attributable to noncontrolling interests	Total equity
Balances as of January 1, 2020	$23,400	$(2,022)	$19	$21,397
Cumulative effect of adoption of new accounting principles	(19)	—	—	(19)
Net income	13,846	—	8	13,854
Currency translation adjustments – net of taxes	—	1,062	—	1,062
Benefit plans – net of taxes	—	130	—	130
Investment securities and cash flow hedges – net of taxes	—	(9)	—	(9)
Transfers (to) Parent	(21,661)	—	—	(21,661)
Changes in equity attributable to noncontrolling interests	—	—	(3)	(3)

Balances as of December 31, 2020	15,566	(839)	24	14,751

Net income	2,247	—	7	2,254
Currency translation adjustments – net of taxes	—	(326)	—	(326)
Benefit plans – net of taxes	—	80	—	80
Investment securities and cash flow hedges – net of taxes	—	48	—	48
Transfers (to) Parent	(121)	—	—	(121)
Changes in equity attributable to noncontrolling interests	—	—	(10)	(10)

Balances as of December 31, 2021	17,692	(1,037)	21	16,676

Net income	1,916	—	4	1,920
Currency translation adjustments – net of taxes	—	(876)	(2)	(878)
Benefit plans – net of taxes	—	58	—	58
Investment securities and cash flow hedges – net of taxes	—	(23)	—	(23)
Transfers (to) Parent	(8,373)	—	—	(8,373)
Changes in equity attributable to noncontrolling interests	—	—	(18)	(18)

Balances as of December 31, 2022	$11,235	$(1,878)	$5	$9,362

The accompanying notes are an integral part of these combined financial statements.

Combined Statements of Cash Flows

	For the years ended December 31
(In millions)	2022	2021	2020
Net income	$1,967	$2,293	$13,897
Income from discontinued operations, net of taxes	18	18	11,839

Net income from continuing operations	$1,949	$2,275	$2,058
Adjustments to reconcile Net income from continuing operations to Cash from (used for) operating activities
Depreciation and amortization of property, plant, and equipment	228	225	222
Amortization of intangible assets	405	400	408
Gain on fair value remeasurement of contingent consideration	(65)	—	—
Provision for income taxes	563	600	652
Cash paid during the year for income taxes	(851)	(615)	(809)
Changes in operating assets and liabilities, excluding the effects of acquisitions and dispositions:
Receivables	(231)	(1,336)	(221)
Due from related parties	13	157	21
Inventories	(402)	(435)	100
Contract and other deferred assets	(222)	23	(57)
Accounts payable	481	263	(113)
Due to related parties	(33)	(21)	(94)
Contract liabilities	138	(21)	312
All other operating activities	161	92	139

Cash from (used for) operating activities – continuing operations	2,134	1,607	2,618

Cash flows – investing activities
Additions to property, plant, and equipment	(310)	(242)	(237)
Dispositions of property, plant, and equipment	4	15	16
Additions to internal-use software	—	(6)	(22)
Purchases of businesses, net of cash acquired	—	(1,481)	(78)
All other investing activities	(92)	(47)	(2)

Cash from (used for) investing activities – continuing operations	(398)	(1,761)	(323)

Cash flows – financing activities
Net increase (decrease) in borrowings (maturities of 90 days or less)	9	(7)	(10)
Newly issued debt, net of debt issuance costs (maturities longer than 90 days)	8,198	5	4
Repayments and other reductions (maturities longer than 90 days)	(3)	(10)	(10)
Transfers (to) from Parent	(8,934)	(238)	(2,098)
All other financing activities	(92)	(13)	(52)

Cash from (used for) financing activities – continuing operations	(822)	(263)	(2,166)
Cash from (used for) operating activities – discontinued operations	(21)	—	(931)
Cash from (used for) investing activities – discontinued operations	—	—	20,309
Cash from (used for) financing activities – discontinued operations	—	—	(19,378)
Effect of foreign currency rate changes on cash, cash equivalents, and restricted cash	(3)	(34)	14

Increase (decrease) in cash, cash equivalents, and restricted cash	890	(451)	143
Cash, cash equivalents, and restricted cash at beginning of year	561	1,012	869
Less cash, cash equivalents, and restricted cash of discontinued operations at December 31	—	—	—

Cash, cash equivalents, and restricted cash as of December 31	$1,451	$561	$1,012

Supplemental disclosure of cash flows information
Cash paid during the year for interest	$—	$(21)	$(46)
Non-cash investing and financing activities
Purchase of property, plant, and equipment included in accounts payable	$43	$29	$(26)

The accompanying notes are an integral part of these combined financial statements.

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

ORGANIZATION.

GE HealthCare Technologies Inc. (“GE HealthCare,” the “Company,” “our,” or “we”) is a carve-out business of General Electric Company (“GE” or “Parent”). We are organized into four business segments that are aligned with the industries we serve: Imaging, Ultrasound, Patient Care Solutions (“PCS”), and Pharmaceutical Diagnostics (“PDx”).

GE HealthCare Holding LLC was formed as a Delaware limited liability corporation on May 16, 2022 for the purpose of receiving, pursuant to a reorganization, all of the assets of GE HealthCare. On December 29, 2022, GE HealthCare Holding LLC converted into a Delaware corporation pursuant to a statutory conversion and was renamed GE HealthCare Technologies Inc. On January 3, 2023 (the “Distribution Date”), GE completed the previously announced spin-off of GE HealthCare Technologies Inc. (the “Spin-Off,” or the “Separation”). The Separation was completed through a distribution of approximately 80.1% of the Company’s outstanding common stock to holders of record of GE’s common stock as of the close of business on December 16, 2022 (the “Distribution”), which resulted in the issuance of approximately 454 million shares of common stock. Prior to the Distribution, the Company issued 100 shares of common stock in exchange for $1.00, all of which were held by GE as of December 31, 2022. As a result of the Distribution, the Company became an independent public company. Our common stock is listed under the symbol “GEHC” on the Nasdaq Stock Market LLC.

Unless the context otherwise requires, references to “GE HealthCare,” “we,” “us,” “our,” and the “Company” refer to (i) GE’s healthcare business prior to the Separation and (ii) GE HealthCare Technologies Inc. and its subsidiaries following the Separation.

In February 2019, we announced an agreement to sell our BioPharma business to Danaher Corporation. This sale was completed on March 31, 2020. The historical results of the BioPharma business have been reflected as discontinued operations in the combined financial statements through the date of the sale. See Note 18, “Discontinued Operations” for further information.

BASIS OF PRESENTATION.

The combined financial statements have been derived from the consolidated financial statements and accounting records of GE including the historical cost basis of assets and liabilities comprising the Company, as well as the historical revenues, direct costs, and allocations of indirect costs attributable to the operations of the Company, using the historical accounting policies applied by GE. These combined financial statements do not purport to reflect what the results of operations, comprehensive income, financial position, or cash flows would have been had the Company operated as a separate, stand-alone entity during the periods presented.

The combined financial statements have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and present the historical results of operations, comprehensive income, and cash flows for the years ended December 31, 2022, 2021, and 2020 and the financial position as of December 31, 2022 and 2021. The following tables are presented in millions of U.S dollars (“USD”) unless otherwise stated.

All intercompany balances and transactions within the Company have been eliminated in the combined financial statements. As described in Note 17, “Related Parties,” certain transactions between the Company and GE have been included in these combined financial statements.

The Combined Statements of Financial Position reflects all of the assets and liabilities of GE that are specifically identifiable as being directly attributable to the Company, including Net parent investment as a component of equity. Net parent investment represents GE’s historical investment in the Company and includes accumulated net income attributable to the Company and the net effect of transactions with GE and its subsidiaries. Certain financing transactions with GE are non-cash in nature and therefore have not been reflected in the Combined Statements of Cash Flows.

GE uses a centralized approach to cash management and financing of its operations. These GE arrangements may not be reflective of the way the Company would have financed its operations had it been a separate, stand-alone entity during the periods presented. The GE centralized cash management arrangements are excluded from the asset and liability balances in the Combined Statements of Financial Position. These amounts have instead been included in Net parent investment as a component of equity. In connection with the Separation, in November 2022, the Company issued $8,250 million of senior unsecured notes and transferred approximately $4,221 million of cash to GE on November 22, 2022. Other than the notes issued by the Company, GE’s third-party debt and related interest expense have not been attributed to the Company because the Company is not the legal obligor of the debt and the borrowings are not specifically identifiable to the Company. See Note 9, “Borrowings” for further information.

The Combined Statements of Income include expense allocations for certain corporate, infrastructure, and shared services expenses provided by GE on a centralized basis (“GE Corporate Costs”), including, but not limited to, finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that are either specifically identifiable or clearly applicable to the Company. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis using an applicable measure of headcount, revenue, or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by GE HealthCare during the periods presented. However, the GE Corporate Costs allocations may not be indicative of the actual expense that would have been incurred had the Company operated as an independent, stand-alone public entity, nor are they indicative of the Company’s future expenses. See Note 17, “Related Parties” for further information.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES AND ASSUMPTIONS.

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates based on assumptions about current, and for some estimates, future, economic and market conditions, which affect the reported amounts and related disclosures in the combined financial statements. We base our estimates and judgments on historical experience and on various other assumptions and information that we believe to be reasonable under the circumstances. Although our estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from our expectations, which could materially affect our results of operations, financial position, and cash flows.

Estimates are used for, but are not limited to, determining the following: revenue from contracts with customers, recoverability of long-lived assets and inventory, valuation of goodwill and intangible assets, useful lives used in depreciation and amortization, asset retirement obligations, income taxes and related valuation allowances, accruals for contingencies including legal and product warranties, actuarial assumptions used to determine costs of pension and other postretirement benefits, valuation and recoverability of receivables, valuation of derivatives, and valuation of assets acquired, liabilities assumed, and contingent consideration as a result of acquisitions.

While there has not been a material impact to our accounting estimates as of December 31, 2022 and December 31, 2021 and the results for the years ended December 31, 2022, 2021, and 2020, a number of estimates could be affected by the ongoing Coronavirus Disease 2019 (“COVID-19”) pandemic. The severity, magnitude, and duration, as well as the economic consequences of the COVID-19 pandemic, are uncertain and difficult to predict. As a result, our accounting estimates and assumptions may change over time in response to COVID-19. Such changes could result in future impairments of goodwill, intangible assets, long-lived assets, and investment securities, incremental credit losses on receivables, a decrease in the realizability of our tax assets, or an increase in our related obligations as of the time of a relevant measurement event.

REVENUE RECOGNITION.

Our revenues primarily consist of sales of products and services to customers. Products include equipment, imaging agents, software-related offerings, and upgrades. Services include contractual and stand-by preventative maintenance and corrective services, as well as related parts and labor, extended warranties, training, and other service-type offerings. The Company recognizes revenue from contracts with customers when the customer obtains control of the underlying products or services.

The Company recognizes a contract with a customer when there is a legally enforceable agreement between the Company and its customer, the rights of the parties are identified, the contract has commercial substance, and collectability of the contract consideration is probable. The Company’s revenues are measured based on the consideration specified in the contract with each customer net of any sales incentives, discounts, returns, chargebacks, group purchasing organization fees, rebates, or credits, as well as taxes collected from customers that are remitted to government authorities. Our estimates for these deductions, which are accounted for as variable consideration, are based on historical experience and consider current and forecasted market trends. We record these estimated amounts as a reduction to revenue when we recognize the related product or service sales. Payment terms are generally within 12 months. Payment terms within 12 months are not treated as significant financing components.

Contracts for the sale of products and services often include multiple distinct performance obligations, usually involving an upfront deliverable of equipment and future performance obligations such as installation, training, or the future delivery of products or services. If a contract contains more than one performance obligation, the transaction price is allocated to each performance obligation based on relative stand-alone selling price. Stand-alone selling price is obtained from sources such as the separate selling price for that or a similar item if reasonably available. If such evidence is not reasonably available, we use our best estimate of selling price, which is established consistent with the pricing strategy of the Company and considers product configuration, geography, customer type, and other market-specific factors.

Revenue is recognized in the period in which the customer obtains control of the underlying products or services, allowing them the ability to direct the use of, and obtain substantially all of, the remaining benefits of such product or service. This may occur at a point in time or over time. Shipping and handling costs to deliver products to customers are expensed as incurred and recognized within Cost of products or Cost of services in our Combined Statements of Income.

For standard, assurance-type warranties that are provided with products, we estimate the cost that may be incurred during the warranty period and record a liability at the time the revenue is recognized. The provision recorded reflects the estimated costs of replacement and free-of-charge services that will be incurred related to the products sold. Service-type warranties or extended warranties sold with products are considered separate performance obligations. As such, a portion of the overall transaction price is allocated to these performance obligations and recognized in revenue over time, as the performance obligations are satisfied.

The Company capitalizes certain direct incremental costs incurred to obtain a contract, primarily commissions. Costs to obtain a contract are classified as current or non-current assets in the Combined Statements of Financial Position and are recognized based on the timing of when the Company expects to earn related revenues. Management assesses these costs for impairment based on periodic assessments of recoverability.

Performance Obligations Satisfied at a Point in Time

We primarily recognize revenue from sales of products at the point in time that the customer obtains control, which is generally no earlier than when the customer has physical possession. Where arrangements include customer acceptance provisions based on seller- or customer-specified criteria, we recognize revenue when we have concluded that the customer has control of the products, which is typically at the point of acceptance. Our billing terms for these point-in-time product contracts generally coincide with delivery to the customer and customer acceptance; however, periodically, we receive customer advances and deposits from customers. These are recognized as contract liabilities in the Combined Statements of Financial Position. Any differences between the timing of our revenue recognition and customer billings (based on contractual terms) result in changes to our contract asset or contract liability positions.

Performance Obligations Satisfied Over Time

We recognize revenue from the sale of certain service contracts, including preventative maintenance, corrective services, and extended warranties over time on a ratable basis consistent with the nature, timing, and extent of our services, which primarily relate to routine maintenance and as-needed product repairs. Our billing terms for these contracts vary and can occur in advance of or following the period of service; however, we generally invoice periodically as services are provided. The differences between the timing of our revenue recognized and customer billings (based on contractual terms) result in changes to our contract asset or contract liability positions.

See Note 3, “Revenue Recognition” for further information.

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH.

The cash presented in the Combined Statements of Financial Position represents cash not subject to the GE centralized cash management process. Cash held in commingled accounts with GE, or its affiliates, is presented within Net parent investment in the Combined Statements of Financial Position. Cash deposits, short-term investments, and high-liquidity mutual funds with original maturities of three months or less are included in Cash, cash equivalents, and restricted cash. Restricted cash primarily relates to funds restricted in connection with escrow accounts and other contractual and legal restrictions.

The following table provides a reconciliation of Cash, cash equivalents, and restricted cash reported within the Combined Statements of Financial Position to the amounts shown in the Combined Statements of Cash Flows.

Cash, Cash Equivalents, and Restricted Cash

	As of
	December 31, 2022	December 31, 2021
Cash and cash equivalents	$1,440	$554
Short-term restricted cash	5	2

Total cash, cash equivalents, and restricted cash as presented on the Combined Statements of Financial Position	1,445	556

Long-term restricted cash(a)	6	5

Total cash, cash equivalents, and restricted cash as presented on the Combined Statements of Cash Flows	$1,451	$561

(a)	Long-term restricted cash is recognized within All other assets in the Combined Statements of Financial Position.

INVESTMENT SECURITIES.

Publicly traded equity securities for which we do not have the ability to exercise significant influence are recorded at fair value with changes in fair value recognized in Other (income) expense – net in the Combined Statements of Income. Privately held equity securities for which we do not have the ability to exercise significant influence are accounted for using the measurement alternative approach and are recorded at cost less impairment, if any, adjusted to fair value for any observable price changes in orderly transactions for the identical or a similar investment of the same issuer, with changes in the measurement recognized through Other (income) expense – net in the Combined Statements of Income.

EQUITY METHOD INVESTMENTS.

Equity method investments are investments in entities in which we do not have a controlling financial interest, but over which we have significant influence. Equity method investments are assessed for other-than-temporary impairment when events occur or circumstances change that indicate it is more likely than not the fair value of the asset is below its carrying value. Equity method investments are recognized within All other assets in the Combined Statements of Financial Position. Our share of the results of equity method investments is recognized within Other (income) expense – net in the Combined Statements of Income.

See Note 16, “Supplemental Financial Information” for further information.

RECEIVABLES.

Amounts due from customers arising from the sales of products and services are recorded at the outstanding amount, less allowances for credit losses, chargebacks, and other credits. We regularly monitor the recoverability of our receivables. See Note 5, “Receivables” for further information.

FINANCING RECEIVABLES.

Our financing receivables portfolio consists of a variety of loans and leases, including both larger-balance, non-homogeneous loans and leases, and smaller-balance homogeneous loans and leases.

Loans

Loans represent term loans that are collateralized by equipment and other assets. Loans are classified as either held for sale or held for investment (“HFI”) based on management’s intent and ability to hold the loans for the foreseeable future. Loans which the Company does not have the ability and intent to hold for investment purposes and those which the Company intends to hold for sale in the foreseeable future are accounted for as loans held for sale. Loans held for sale are recorded at the lower of historical cost or current fair value with any fair value write-down (or change to the write-down) recorded as a valuation allowance through current period earnings in the period in which the change occurs. Loans classified as HFI are recorded at amortized cost.

Investment in Finance Leases

Finance leases include mostly sales-type leases of equipment and represent net unpaid rentals and estimated unguaranteed residual values of leased equipment, less related deferred income and less the allowance for credit losses. See Note 7, “Leases” for further information.

See “Allowance for credit losses” below for the Company’s policy regarding allowances on financing receivables.

Credit Quality Indicators

We manage our financing receivables portfolio using delinquency and nonaccrual data as key performance indicators. We assess the overall quality of the portfolio based on a potential risk of loss measure. The metric incorporates both the borrower’s credit quality along with any related collateral protection. Financing receivables are considered past due if default on a contractual principal or interest payment exists for a period of 30 days or more. We stop accruing interest on financing receivables at the earlier of when collection of an account becomes doubtful or the account becomes 90 days past due. Although we stop accruing interest in advance of payments, we recognize income within Other (income) expense – net in the Combined Statements of Income when we determine that the account is returned to accrual status, provided that the amount does not exceed that which would have been earned at the historical effective interest rate.

See Note 6, “Financing Receivables” for further information.

ALLOWANCE FOR CREDIT LOSSES.

When we record customer receivables, contract assets, and financing receivables, we maintain an allowance for credit losses for the current expected credit losses. Each period, the allowance for credit losses is adjusted through earnings to reflect expected credit losses over the remaining lives of the assets. The credit losses are recognized within Selling, general, and administrative in the Combined Statements of Income. For financing receivables, expected credit losses are calculated based on the gross carrying amount of the financial asset, multiplied by a factor reflecting the probability of default and the loss in the event of default. We routinely evaluate our entire portfolio for potential specific credit or collection issues that might indicate an impairment.

We estimate expected credit losses based on relevant information from past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. When measuring expected credit losses, we pool assets with similar credit risk characteristics. Changes in the relevant information may significantly affect the estimates of expected credit losses.

INVENTORIES.

All inventories are stated at lower of cost or net realizable values. Cost of inventories is determined on a first-in, first-out (“FIFO”) basis.

Consumables and single-use service spare parts are used within our service business during a service call and are generally classified in current inventory as our stock of this inventory turns relatively quickly. However, if the on-hand inventory quantity exceeds annual historical and expected future consumption for a consumable service spare part and the part is still necessary to support systems under service contracts, the part is considered to be non-current and is recognized within All other assets in the Combined Statements of Financial Position.

We also maintain a supply of new and used spare parts for use in future customer field service of the installed base. The portion of this inventory that is not anticipated to be used in the next 12 months has been classified as non-current within All other assets, given these parts can be used in the service business over many years. As these service parts age, they are subject to a tiered obsolescence framework, which takes into consideration part age, consumption and on-hand material levels, and postproduction equipment life cycle stage.

As necessary, we record provisions and write-downs for excess, slow moving, and obsolete inventory. To determine these amounts, we regularly review inventory quantities on hand and compare them to historical utilization and estimates of future product demand, market conditions, and technological developments.

See Note 16, “Supplemental Financial Information” for further information.

PROPERTY, PLANT, AND EQUIPMENT.

The cost of property, plant, and equipment is depreciated on a straight-line basis over its estimated useful life. Equipment leased to others under operating leases is depreciated on a straight-line basis over the term of the lease. Repair and maintenance costs are expensed as incurred.

See Note 16, “Supplemental Financial Information” for further information.

LEASE ACCOUNTING.

Lessee Arrangements

At lease commencement, we record a lease liability and corresponding right-of-use (“ROU”) asset. ROU assets are recognized within Property, plant, and equipment – net and lease liabilities are recognized within All other current liabilities and All other liabilities in the Combined Statements of Financial Position. Options to extend a lease are included as part of the ROU lease asset and liability at commencement when it is reasonably certain the Company will exercise the option. We have elected to combine lease and non-lease components in determining our lease liability for all leased assets except our vehicle leases. Non-lease components are generally related to services that the lessor performs for the Company associated with the leased asset. As the Company’s leases typically do not provide an implicit rate, the present value of our lease liability is determined using GE’s incremental collateralized borrowing rate at lease commencement. For leases with an initial term of 12 months or less, an ROU asset and lease liability are not recognized, and lease expense is recognized on a straight-line basis over the lease term. Certain of our leases include provisions for variable lease payments which are based on, but not limited to, maintenance, insurance, taxes, index escalations, and usage-based amounts. The Company recognizes variable lease payments not included in its lease liabilities in the period in which the obligation for those payments is incurred. We review ROU assets for impairment annually or when events occur or circumstances change that indicate that the asset may be impaired.

Lessor Arrangements

Equipment leased to others under operating leases is recognized within Property, plant, and equipment – net in the Combined Statements of Financial Position. Leases classified as sales-type leases or direct financing leases are recognized within All other current assets and All other assets, respectively, in the Combined Statements of Financial Position. The terms of the related contracts, including the proportion of fixed versus variable payments and any options to shorten or extend the lease term or purchase the underlying asset, vary by customer. Finance lease receivables are tested for impairment as described in the “Financing Receivables” section above.

See Note 6, “Financing Receivables” and Note 7, “Leases” for further information.

GOODWILL AND OTHER INTANGIBLE ASSETS.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. In accordance with U.S. GAAP, goodwill is not amortized. We test goodwill for impairment at the reporting unit level annually in the fourth quarter of each year using October 1st as the measurement date.

The Company also tests goodwill for impairment when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company uses quantitative assessments and qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company chooses to perform a qualitative assessment and concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a further quantitative fair value test is performed. We recognize an impairment charge if the carrying amount of a reporting unit exceeds its fair value. The market approach is used for estimating the fair values for our reporting units. Under the market approach, we estimate the fair value based on market multiples of earnings derived from comparable publicly traded companies with operating and investment characteristics similar to the reporting unit. It is reasonably possible that the judgments and estimates used could change in future periods.

In-process research and development (“IPR&D”) acquired as part of a business acquisition is capitalized at fair value when acquired and is considered an indefinite-lived intangible asset. We test indefinite-lived intangible assets for impairment annually in the third quarter of each year or when events occur or circumstances change that indicate it is more likely than not the fair value of the asset is below its carrying value. When the IPR&D project is complete, the asset is considered a finite-lived intangible asset and would be subject to an impairment test at that date. Thereafter, the IPR&D asset is amortized over its estimated useful life and is subject to impairment assessment in the same manner as all amortizing intangible assets.

For other intangible assets that are not deemed indefinite-lived, the cost of the intangible asset is amortized on a straight-line basis over the asset’s estimated useful life. Amortizable intangible assets are reviewed for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. In such circumstances, they are tested for impairment based on undiscounted cash flows and, if impaired, written down to estimated fair value based on either discounted cash flows or appraised values.

Internal-Use Software

Internal-use software is software that is developed, purchased, or modified to meet internal needs and for which no substantive plan exists to sell, lease, or otherwise market the software externally. All costs associated with project tasks classified in the preliminary project development or post-implementation/operation stage are expensed as incurred. Capitalization of application development stage costs begin after both of the following occur: (a) the preliminary project development stage is completed and (b) management authorizes and commits to funding the software project and it is probable that the project will be completed and the software will be used for the purpose for which it was intended. Capitalization ceases when the project is substantially complete. Capitalized amounts are recognized within Other intangible assets – net in the Combined Statements of Financial Position and are amortized on a straight-line basis over the asset’s estimated useful life.

External Use Software

External use software relates to software that is (a) intended to be sold, licensed, or marketed to our customers or is (b) embedded and integral to our tangible products for which research and development (“R&D”) has been completed. Costs that are related to the conceptual formulation and design of software are expensed as incurred. Costs that are incurred after technological feasibility has been established until general release of the product are capitalized as an intangible asset and recognized within Other intangible assets – net in the Combined Statements of Financial Position. Capitalized costs for software to be sold, leased, or otherwise marketed are amortized on an individual product basis using straight-line amortization over the estimated useful life of the product. The Company performs regular reviews to assess whether unamortized capitalized external use software program costs remain recoverable through future revenue.

See Note 8, “Acquisitions, Goodwill, and Other Intangible Assets” for further information.

DERIVATIVES AND HEDGING.

We use derivatives to reduce the earnings, equity, and cash flow volatility associated with risks related to foreign currency and commodity prices. Our policies are to use derivatives solely for managing risks and not for speculative purposes.

We employ the following hedge types: (i) cash flow hedges of foreign currency risk associated with third-party and/or intercompany foreign-denominated revenues and expenses, (ii) net investment hedges of foreign currency risk associated with investments in non-U.S dollar (“USD”) functional subsidiaries, and (iii) economic hedges, that are not designated as qualifying hedging relationships, of foreign currency and commodity price risk associated with monetary assets and liabilities, including intercompany balances.

In order for a hedging relationship to qualify for hedge accounting treatment, U.S. GAAP requires that, at inception and at each reporting period thereafter, the hedging relationship meets U.S. GAAP hedge accounting requirements. U.S. GAAP mandates, among other requirements, that each hedging relationship is documented appropriately at hedge inception and that hedge effectiveness is assessed at hedge inception and as of each reporting period thereafter. For certain cash flow hedges of foreign currency risk, hedge effectiveness is assessed quantitatively, as of hedge inception and on an ongoing basis thereafter, using regression analysis. For other hedges of foreign currency risk, hedge effectiveness is assessed qualitatively, as of hedge inception and on an ongoing basis thereafter. For quantitative assessments of effectiveness, fair values of both the derivative instrument and the hedged item are calculated using valuation models incorporating market-based assumptions.

See Note 13, “Financial Instruments and Fair Value Measurements” for further information.

INCOME TAXES.

The Company’s income tax provision was prepared using the separate return method. The calculation of income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. As a result, actual transactions included in the consolidated financial statements of GE may not be included in these combined financial statements. Similarly, the tax treatment of certain items reflected in the combined financial statements may not be reflected in the consolidated financial statements and tax returns of GE. Therefore, items such as net operating losses, credit carryforwards, and valuation allowances may exist in the stand-alone combined financial statements that may or may not exist in GE’s consolidated financial statements. Beginning in 2023, as a stand-alone entity, GE HealthCare will file tax returns on its own behalf and its deferred taxes and actual income tax rate may differ from those in the historical periods.

All income taxes due to or due from GE that have not been settled or recovered by the end of the period are recognized within Net parent investment in the Combined Statements of Financial Position. Any differences between actual amounts paid or received by the Company and taxes accrued under the separate return method are deemed to be settled and are recognized within Net parent investment in the Combined Statements of Financial Position.

Current obligations for tax in jurisdictions where the Company does not file a consolidated tax return with GE, including certain foreign and certain U.S. state tax jurisdictions, are recorded as accrued liabilities and recognized within All other liabilities in the Combined Statements of Financial Position. The effects of tax adjustments and settlements with taxing authorities are presented in the combined financial statements in the period to which they relate.

Uncertain tax positions that meet the more likely than not recognition threshold are measured to determine the amount of tax benefit to recognize in the combined financial statements. An uncertain tax position is measured at the largest amount of benefit that the Company believes has a greater than 50% likelihood of realization upon settlement. Tax benefits not meeting the measurement or realization criteria represent unrecognized tax benefits. The Company recognizes interest related to income tax matters in Interest and other financial charges – net in the Combined Statements of Income. Penalties related to income tax matters are recognized within Benefit (provision) for income taxes in the Combined Statements of Income. Our policy is to adjust these reserves when facts and circumstances change, such as the actual settlement or effective settlement of positions with the relevant taxing authorities.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases, as well as from net operating loss and tax credit carryforwards. The deferred income tax balances are stated at enacted tax rates expected to be in effect when those taxes are paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. We evaluate the recoverability of these future tax deductions and credits by evaluating all available positive and negative evidence, specifically assessing the adequacy of future expected taxable income from all sources, including reversal of existing taxable temporary differences, forecasted operating earnings, and available tax planning strategies. To the extent we consider it more likely than not that a deferred tax asset will not be recovered, a valuation allowance is established. Deferred taxes are provided for our investment in affiliates and associated companies based upon our evaluation of the undistributed earnings of such entities.

See Note 11, “Income Taxes” for further information.

POSTRETIREMENT BENEFIT PLANS.

Certain employees, former employees, and retirees of the Company participate in postretirement benefit plans sponsored by either the Company or GE.

Pension Benefits (Sponsored by the Company)

Management accounts for pension plans sponsored by the Company as defined benefit plans and categorizes plan assets for disclosure purposes in accordance with the fair value hierarchy.

Pension benefits are calculated using significant inputs to the actuarial models that measure pension benefit obligations and related effects on operations. Two assumptions, discount rate and expected return on assets, are important elements of plan expense and related asset and liability measurement. The Company evaluates these critical assumptions at least annually on a plan and country-specific basis. The Company periodically evaluates other assumptions involving demographic factors such as retirement age, mortality, and turnover, and updates them to reflect our experience and expectations for the future. Actual results in any given year often will differ from actuarial assumptions because of economic and other factors.

Projected benefit obligations are measured as the present value of expected payments. We discount those cash payments using the weighted average of market-observed yields for high-quality fixed-income securities with maturities that correspond to the expected timing of benefit payment. Generally, lower discount rates increase present values and increase subsequent-year pension expense; higher discount rates decrease present values and decrease subsequent-year pension expense. The components of net periodic benefit costs, other than the service cost component, are recognized within Non-operating benefit costs in the Combined Statements of Income for plans sponsored by the Company.

We amortize gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, that exceed 10% of the greater of plan assets or benefit obligations. The period over which gains and losses are amortized is generally over the average remaining service of employees.

Pension and Other Postretirement Benefit Plans (Sponsored by GE)

Pension and other postretirement benefit plans sponsored by GE are accounted for as multiemployer plans. Therefore, the related assets and liabilities are not reflected in the Combined Statements of Financial Position. The Combined Statements of Income reflect a proportionate allocation of net periodic benefit costs for the multiemployer plans associated with the Company.

See Note 10, “Postretirement Benefit Plans” for further information.

LOSS CONTINGENCIES.

Loss contingencies are uncertain and unresolved matters that arise in the ordinary course of business and result from events that have the potential to result in a future loss. Such contingencies include, but are not limited to, product warranties, claims, litigation, environmental obligations, regulatory investigations and proceedings, product quality, and losses resulting from other events and developments. When a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the loss. When there appears to be a range of possible losses with equal likelihood, liabilities are based on the low end of such range. Disclosure is provided for material loss contingencies when a loss is probable but a reasonable estimate cannot be made and when it is reasonably possible that a loss will be incurred or the amount of a loss will exceed the recorded provision. We regularly review contingencies to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or range of loss can be made. Legal costs incurred in connection with loss contingencies are expensed as incurred.

See Note 14, “Commitments, Guarantees, Product Warranties, and Other Loss Contingencies” for further information.

SUPPLY CHAIN FINANCE PROGRAMS.

The Company participates in voluntary supply chain finance programs with third parties, which provide participating suppliers the opportunity to sell their GE HealthCare receivables to third parties at the sole discretion of both the suppliers and the third parties. We evaluate supply chain finance programs to ensure the use of a third-party intermediary to settle our trade payables does not change the nature, existence, amount, or timing of our trade payables and does not provide the Company with any direct economic benefit. If any characteristics of the trade payables change or we receive a direct economic benefit, we reclassify the trade payables as borrowings.

TRADE PAYABLES ACCELERATED PAYMENT PROGRAM.

The Company’s U.S. and Canada operations, and certain of its suppliers, participated in the Trade Payables Services (“TPS”) accounts payable programs with GE’s financial services operations (“GE Capital”) through its termination on September 30, 2020. The Company settled its obligations by reimbursing TPS on the invoice’s contractual due date. As the payables in the TPS program relate to operating activities incurred in the ordinary course of business and retain the principal characteristics of a trade payable, the results of this program are included in Cash from operating activities in our Combined Statements of Cash Flows.

FAIR VALUE MEASUREMENTS.

The following sections describe the valuation methodologies we use to measure financial and non-financial instruments accounted for at fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These inputs establish a fair value hierarchy:

•	Level 1 — Quoted prices for identical instruments in active markets.

•

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3 — Significant inputs to the valuation model are unobservable.

See Note 13, “Financial Instruments and Fair Value Measurements” for further information.

RECURRING FAIR VALUE MEASUREMENTS.

For financial assets and liabilities measured at fair value on a recurring basis, primarily investment securities, derivatives, and contingent consideration, fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Investment Securities

Publicly traded equity securities are valued using Level 1 quoted price inputs.

Derivatives

The majority of our derivatives are valued using internal models. The models maximize observable inputs including interest rates and both forward and spot prices for currencies and commodities. As of December 31, 2022 and 2021, foreign currency contracts, commodity exchange contracts, and embedded derivatives were valued using Level 2 inputs.

Contingent Consideration

When an acquisition involves a contingent consideration arrangement, we record on the date of acquisition a liability equal to the fair value of the estimated additional consideration we may be obligated to pay in the future. The fair value is based upon estimates of future financial projections under various potential scenarios using a probability-weighted expected payment model discounted to present value. The estimates used to determine the fair value are subject to significant judgement and as such are considered Level 3 inputs. We subsequently remeasure this liability each reporting period and record changes in the fair value within Selling, general, and administrative in the Combined Statements of Income.

There were no transfers between Levels 1, 2, and 3 during the years ended December 31, 2022 and 2021. See Note 13, “Financial Instruments and Fair Value Measurements” for further information.

NON-RECURRING FAIR VALUE MEASUREMENTS.

Certain assets are measured at fair value on a non-recurring basis. These assets may include financing receivables and long-lived assets reduced to fair value upon classification as held for sale and impaired equity method investments and long-lived assets, which, when written down to fair value upon an impairment, are not subsequently adjusted to fair value unless further impairment occurs. The following sections describe the valuation methodologies the Company uses to measure those assets not measured on a recurring fair value basis.

Equity Method Investments

Equity method investments are initially recorded at cost and are adjusted in each period for the Company’s share of the investee’s income or loss and dividends paid. In instances of impairment, equity method investments are written down to fair value using market observable data such as quoted prices when available. When market observable data is unavailable, investments are valued using either a discounted cash flow model, comparative market multiples, third-party pricing sources, or a combination of these approaches, as appropriate. These investments are generally valued using Level 3 inputs.

Equity Investments Without Readily Determinable Fair Value

Equity investments without readily determinable fair value are accounted for under the measurement alternative and adjusted to fair value for any observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In the instance of impairment, if any, equity investments are adjusted to fair value using market observable data if available. If market observable data is not available, fair values are estimated using discounted cash flow models, comparative market multiples, or a combination of these approaches using Level 3 inputs.

Financing Receivables

We generally use market data, including pricing on recently closed market transactions, to value financing receivables that are held for sale. Such financing receivables are valued using Level 2 inputs. When the data is unobservable, we use valuation methodologies based on current market interest rate data adjusted for inherent credit risk. Such financing receivables are valued using Level 3 inputs.

Long-Lived Assets

Fair values of long-lived assets are primarily developed internally and are corroborated by available external appraisal information, as applicable. These assets are generally valued using Level 3 inputs. See Note 15, “Restructuring and Other Activities” for impairments recognized related to long-lived assets.

FOREIGN CURRENCY.

We have determined that the functional currency for many of our international operations is the local currency, and for other international operations the functional currency is the U.S. dollar. The basis of this determination is the currency in which each of the international operations primarily generates and expends cash. When the functional currency is not the U.S. dollar, asset and liability accounts are translated at period-end exchange rates. The Company translates functional currency income and expense amounts to their U.S. dollar equivalents using average exchange rates for the period. These translation gains and losses are recognized within Accumulated other comprehensive income (loss) – net (“AOCI”) in the Combined Statements of Financial Position.

Gains and losses from foreign currency transactions, such as those resulting from the settlement of monetary items in the non-functional currency and those resulting from remeasurements of monetary items, are included in Cost of products, Cost of services, Selling, general, and administrative, and Research and development in the Combined Statements of Income, depending on the underlying nature of the item. Net gains (losses) from foreign currency transactions were $(88) million, $130 million, and $(47) million for the years ended December 31, 2022, 2021, and 2020, respectively.

BUSINESS COMBINATIONS.

Our combined financial statements include the operations of acquired businesses from the date of acquisition. The Company accounts for acquired businesses using the acquisition method of accounting in accordance with U.S. GAAP, which requires that assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date. When we acquire the remaining equity ownership of a company in which we hold an equity interest, we remeasure our equity interest to fair value. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as Goodwill. Transaction costs are expensed as incurred. For those arrangements that involve potential future contingent consideration, on the date of acquisition we record a liability equal to the fair value of the estimated additional consideration we may be obligated to pay in the future.

See Note 13, “Financial Instruments and Fair Value Measurements” for further information.

DISCONTINUED OPERATIONS.

Certain of our operations have been presented as discontinued. We present businesses whose disposal represents a strategic shift that has, or will have, a major effect on our operations and financial results as discontinued operations when the components meet the criteria for held for sale, are sold, or spun-off. Presentation as discontinued operations is consistent for all periods presented.

See Note 18, “Discontinued Operations” for further information.

RESTRUCTURING COSTS.

We record liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. Employee termination costs are accrued when the restructuring actions are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period.

See Note 15, “Restructuring and Other Activities” for further information.

RESEARCH AND DEVELOPMENT.

The Company conducts R&D activities to create new products, develop new applications for existing products, and enhance existing products. This includes direct R&D expenses as well as expenses incurred for R&D services from GE or other third parties. Clinical study and certain research costs are recognized over the service periods specified in the contracts and adjusted as necessary based upon an ongoing review of the level of effort and costs actually incurred. R&D costs are expensed as incurred.

ACCOUNTING CHANGES.

Recent Accounting Pronouncements Reflected in These Combined Financial Statements

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. The ASU requires entities to disclose information about certain types of government assistance they receive, including cash grants and tax credits. The new guidance requires expanded disclosure regarding the qualitative and quantitative characteristics of the nature, amount, timing, and significant terms and conditions of transactions with a government arising from a grant or other forms of assistance accounted for under a contribution model. The Company adopted this guidance on January 1, 2022 using a prospective method, and the adoption did not have a material impact on the combined financial statements.

In July 2021, the FASB issued ASU No. 2021-05, Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments. The ASU revises lessor lease classification guidance and requires accounting for certain leases with variable lease payments that do not depend on a reference index or rate as operating leases. Such classification is required if the lease would have been classified as a sales-type or direct financing lease in accordance with guidance in FASB ASC Topic 842 and the lessor would have otherwise recognized a day-one loss. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted this guidance on January 1, 2022 using a prospective method, and the adoption did not have a material impact on our combined financial statements.

On January 1, 2021, we adopted ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The ASU removes certain exceptions from the guidance in ASC 740 related to intra-period tax allocations, interim calculations, and the recognition of deferred tax liabilities for outside basis differences and clarifies and simplifies several other aspects of accounting for income taxes. Different transition methods apply to the various income tax simplifications. For the changes requiring a retrospective or modified retrospective transition, the adoption of the new standard did not have a material impact to our combined financial statements.

On October 1, 2020, we adopted ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. We applied the accounting relief as relevant contract and hedge accounting relationship modifications were made during the reference rate reform transition period. The adoption did not have a material impact to our combined financial statements.

Other Recent Accounting Pronouncements

In September 2022, the FASB issued ASU No. 2022-04, Liabilities – Supplier Finance Programs (Subtopic 405-50). The ASU requires companies to disclose information about supplier finance programs, including key terms of the program, outstanding confirmed amounts as of the end of the period, a rollforward of such amounts during each annual period, and a description of where the amounts are presented. The new standard does not affect the recognition, measurement, or financial statement presentation of supplier finance obligations. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods, except for rollforward information, which is effective for fiscal years beginning after December 15, 2023. We are currently evaluating the impact that this guidance will have on our combined financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The ASU requires companies to apply the definition of a performance obligation under ASC 606 to recognize and measure contract assets and contract liabilities relating to contracts with customers acquired in a business combination. Prior to the adoption of this ASU, an acquirer generally recognized assets acquired and liabilities assumed in a business combination, including contract assets and contract liabilities arising from revenue contracts with customers, at fair value on the acquisition date. The ASU results in the acquirer recording acquired contract assets and liabilities on the same basis that would have been recorded by the acquiree before the acquisition under ASC 606. The ASU is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The adoption of this ASU is not expected to have a material impact on our combined financial statements; however, the impact in future periods will be dependent upon the contract assets acquired and contract liabilities assumed in any future business combinations.

NOTE 3. REVENUE RECOGNITION

Contract and Other Deferred Assets

	As of
	December 31, 2022	December 31, 2021
Contract assets	$584	$433
Other deferred assets	405	369

Contract and other deferred assets	989	802
Non-current contract assets(a)	37	19
Non-current other deferred assets(a)	82	77

Total contract and other deferred assets	$1,108	$898

(a)	Non-current contract and other deferred assets are recognized within All other assets in the Combined Statements of Financial Position.

Contract assets primarily reflect revenue recognized on contracts in excess of billings based on contractual terms. Contract assets are classified as current or non-current based on the amount of time expected to lapse until the

Company’s right to consideration becomes unconditional. Other deferred assets consist of costs to obtain contracts, primarily commissions, other cost deferrals for shipped products, and deferred service, labor, and direct overhead costs.

Capitalized costs to obtain a contract were $204 million and $176 million as of December 31, 2022 and 2021, respectively. Generally, these costs are recognized within two years of being capitalized. When recognized, the costs to obtain a contract are recorded within Selling, general, and administrative in the Combined Statements of Income.

CONTRACT LIABILITIES.

Contract liabilities primarily include customer advances and deposits received when orders are placed and billings in advance of completion of performance obligations. Contract liabilities are classified as current or non-current based on the periods over which remaining performance obligations are expected to be satisfied and fulfilled with our customers.

As of December 31, 2022 and 2021, contract liabilities were approximately $2,526 million and $2,496 million, respectively, of which the non-current portion of $630 million and $632 million, respectively, was recognized in All other liabilities in the Combined Statements of Financial Position. Contract liabilities increased by $30 million in 2022 primarily due to an increase in customer advances and deposits as a result of product orders growth relative to fulfillment. Revenue recognized related to the contract liabilities balance at the beginning of the year was approximately $1,562 million and $1,552 million for the years ended December 31, 2022 and 2021, respectively.

REMAINING PERFORMANCE OBLIGATIONS.

Remaining Performance Obligations represent the estimated revenue expected from customer contracts that are partially or fully unperformed inclusive of amounts deferred in contract liabilities, excluding contracts, or portions thereof, that provide the customer with the ability to cancel or terminate without incurring a substantive penalty. As of December 31, 2022, the aggregate amount of the contracted revenues allocated to our unsatisfied (or partially unsatisfied) performance obligations was $14,343 million. We expect to recognize revenue as we satisfy our remaining performance obligations as follows: a) product-related remaining performance obligations of $4,992 million of which 98% is expected to be recognized within two years, and the remaining thereafter; and b) services-related remaining performance obligations of $9,351 million of which 67% and 96% is expected to be recognized within two and five years, respectively, and the remaining thereafter.

NOTE 4. SEGMENT AND GEOGRAPHICAL INFORMATION

GE HealthCare’s operations are organized and managed through four reportable segments: Imaging, Ultrasound, PCS, and PDx. The Company’s organizational structure is based upon the availability of separate financial information that is evaluated regularly by the Company’s Chief Operating Decision Maker (“CODM”) for the purpose of assessing performance and allocating resources. The Company’s CODM is its Chief Executive Officer. These segments have been identified based on the nature of the products sold and how the Company manages its operations. We have not aggregated any of our operating segments to form reportable segments.

The performance of these segments is principally measured based on Total revenues and an earnings metric defined as “Segment EBIT.” Segment EBIT is calculated as Income from continuing operations less the following: Benefit (provision) for income taxes, Interest and other financial charges – net, Non-operating benefit (income) costs, restructuring costs, acquisition and disposition-related benefits (charges), gains and losses on business dispositions, Spin-Off and separation costs, amortization of acquisition-related intangible assets, and investment revaluation gains and losses. Consistent accounting policies have been applied by all segments for all reporting periods. A description of our reportable segments has been provided in Note 1, “Organization and Basis of Presentation.”

Total Revenues by Segment

	For the years ended December 31
	2022	2021	2020
Imaging:
Radiology	$8,395	$8,019	$7,626
Interventional Guidance	1,590	1,414	1,333

Total Imaging	9,985	9,433	8,959
Total Ultrasound	3,422	3,172	2,703
PCS:
Monitoring Solutions	2,092	2,119	2,243
Life Support Solutions	824	796	1,432

Total PCS	2,916	2,915	3,675
Total PDx	1,958	2,018	1,780
Other(a)	60	47	47

Total revenues	$18,341	$17,585	$17,164

(a)

Financial information not presented within the reportable segments, shown within the Other category, represents the HealthCare Financial Services (“HFS”) business which does not meet the definition of an operating segment.

There was no single customer that accounted for more than 10% of the Company’s revenues for the years ended December 31, 2022, 2021, or 2020.

Additionally, no customers accounted for more than 10% of accounts receivable as of December 31, 2022 or 2021.

Segment EBIT

	For the years ended December 31
	2022	2021	2020
Segment EBIT
Imaging	$1,100	$1,240	$1,182
Ultrasound	908	885	640
PCS	341	356	698
PDx	520	693	504
Other(a)	(8)	(2)	(43)

	2,861	3,172	2,981
Restructuring costs	(146)	(155)	(134)
Acquisition and disposition-related benefits (charges)	34	(14)	—
Gain (loss) of business dispositions and divestments	1	2	(3)
Spin-Off and separation costs	(14)	—	(2)
Amortization of acquisition-related intangible assets	(121)	(90)	(83)
Investment revaluation gain (loss)	(31)	3	22
Interest and other financial charges – net	(77)	(40)	(66)
Non-operating benefit income (costs)	5	(3)	(5)

Income from continuing operations before income taxes	$2,512	$2,875	$2,710

(a)

Financial information not presented within the reportable segments, shown within the Other category, represents the HFS business and certain other investments which do not meet the definition of an operating segment.

The Company does not report total assets by segment for internal or external reporting purposes as the Company’s CODM does not assess performance, make strategic decisions, or allocate resources based on assets.

GEOGRAPHIC INFORMATION.

Revenues are classified according to the region to which products and services are sold.

Total Revenues by Geographic Region

	For the years ended December 31
	2022	2021	2020
United States	$7,819	$7,060	$7,146
China	2,325	2,510	2,133
Other	8,197	8,015	7,885

Total revenues	$18,341	$17,585	$17,164

Long-Lived Assets - Net by Geographic Region

	As of
	December 31, 2022	December 31, 2021
United States	$860	$839
China	393	357
Norway	249	228
Other	812	811

Total long-lived assets - net	$2,314	$2,235

NOTE 5. RECEIVABLES

Current Receivables

	As of
	December 31, 2022	December 31, 2021
Current customer receivables(a)	$3,112	$3,028

Non-income based tax receivables	174	163
Other sundry receivables	100	143

Sundry receivables	274	306
Allowance for credit losses	(91)	(107)

Total receivables – net	$3,295	$3,227

(a)

Chargebacks, which are primarily related to our PDx business, are generally settled through issuance of credits, typically within one month of initial recognition, and are recorded as a reduction to current customer receivables. Balances related to chargebacks were $157 million and $129 million as of December 31, 2022 and 2021, respectively. The increase in chargebacks is primarily due to higher wholesaler product levels.

Activity in the allowance for credit losses related to current receivables for the years ended December 31, 2022, 2021, and 2020 consisted of the following:

Balance at January 1, 2020	$85
Additions charged to costs and expenses	18
Write-offs	(14)
Foreign currency exchange and other	4

Balance at December 31, 2020	$93

Additions charged to costs and expenses	12
Write-offs	(10)
Foreign currency exchange and other	12

Balance at December 31, 2021	$107

Additions charged to costs and expenses	2
Write-offs	(13)
Foreign currency exchange and other	(5)

Balance at December 31, 2022	$91

Long-Term Receivables

	As of
	December 31, 2022	December 31, 2021
Long-term customer receivables	$80	$83
Sundry receivables	57	49
Non-income based tax receivables	28	37
Supplier advances	11	—
Allowance for credit losses(a)	(31)	(31)

Total long-term receivables – net(b)	$145	$138

(a)	Write-offs of long-term receivables were not material for the years ended December 31, 2022 and 2021.
(b)	Long-term receivables are recognized within All other assets in the Combined Statements of Financial Position.

SALES OF CUSTOMER RECEIVABLES.

Previously, the Company sold customer receivables to GE’s Working Capital Solutions (“WCS”) business. These programs were discontinued in 2021. Separately, the Company from time to time sells current or long-term receivables to third parties in response to customer-sponsored requests or programs, to facilitate sales, or for risk mitigation purposes.

Activity related to current customer receivables sold by the Company is as follows:

	For the years ended December 31
	2022	2021
Balance at January 1	$15	$1,628
GE HealthCare sales to WCS and third parties(a)	9	5,456
Collections and other activities	(18)	(7,076)
Reclassification from long-term customer receivables	1	7

Balance as of December 31	$7	$15

(a)	Sales to WCS are considered related party and were $5,442 million for the year ended December 31, 2021. Sales to WCS were not significant for the year ended December 31, 2022.

Under the programs, the Company incurred interest expense and finance charges of $21 million and $46 million for the years ended December 31, 2021 and 2020, respectively, which are included in Interest and other financial charges – net in the Combined Statements of Income. Such program charges were not material for the year ended December 31, 2022. The proceeds for the programs are included in Cash from (used for) operating activities in the Combined Statements of Cash Flows.

NOTE 6. FINANCING RECEIVABLES

Financing Receivables

	As of
	December 31, 2022	December 31, 2021
Loans, net of deferred income	$29	$25
Investment in financing leases, net of deferred income	72	77
Allowance for credit losses(a)	(4)	(3)

Current financing receivables – net(b)	$97	$99

Loans, net of deferred income	44	41
Investment in financing leases, net of deferred income	158	149
Allowance for credit losses(a)	(6)	(4)

Non-current financing receivables – net(b)	$196	$186

(a)	Allowance for credit losses activity related to current and non-current financing receivables including write-offs, net of recoveries, was not material for the years ended December 31, 2022 and 2021.
(b)	Current financing receivables and non-current financing receivables are recognized within All other current assets and All other assets, respectively, in the Combined Statements of Financial Position.

Total financing receivables classified as held for sale were $1 million and $17 million as of December 31, 2022 and 2021, respectively. Total financing receivables sold were $8 million, $104 million, and $52 million for the years ended December 31, 2022, 2021, and 2020, respectively.

As of December 31, 2022, 7%, 6%, and 6% of financing receivables were over 30 days past due, over 90 days past due, and on nonaccrual, respectively, with the majority of nonaccrual financing receivables secured by collateral. As of December 31, 2021, 5%, 4%, and 5% of financing receivables were over 30 days past due, over 90 days past due, and on nonaccrual, respectively.

NOTE 7. LEASES

OPERATING LEASES.

As a lessee, the Company leases certain logistics, office, and manufacturing facilities, as well as vehicles and other equipment. Certain of the Company’s leases may include options to extend. Our ROU operating lease assets are recognized within Property, plant, and equipment – net in the Combined Statements of Financial Position. Our operating lease liabilities are recognized within All other current liabilities and All other liabilities in the Combined Statements of Financial Position, as detailed below. During 2022, $25 million and $34 million of operating lease ROU assets and operating lease liabilities, respectively, transferred from GE to GE HealthCare related to the Separation.

Operating Lease Assets and Liabilities

	As of
	December 31, 2022	December 31, 2021
Operating lease ROU assets	$313	$358

Current operating lease liabilities	104	104
Non-current operating lease liabilities	243	262

Total operating lease liabilities	$347	$366

Operating Lease Expense

	For the years ended December 31
	2022	2021	2020
Long-term (fixed)	$115	$114	$135
Long-term (variable)	98	67	64
Short-term	4	4	2

Total operating lease expense	$217	$185	$201

Maturity of Lease Liabilities

	2023	2024	2025	2026	2027	Thereafter	Total
Undiscounted lease payments	$116	$89	$66	$50	$27	$30	$378
Less: imputed interest							(31)

Total lease liability as of December 31, 2022							$347

Supplemental Information Related to Operating Leases

	For the years ended December 31
	2022	2021	2020
Operating cash flows used for operating leases	$113	$128	$138
Right-of-use assets obtained in exchange for new lease liabilities	98	94	168
Weighted-average remaining lease term (in years)	4.4	4.7	4.9
Weighted-average discount rate	3.8%	3.3%	3.8%

FINANCE LEASES.

The Company leases equipment manufactured or sold by the Company to customers through sales-type leases. Sales-type leases are included in financing receivables and are recognized within All other current assets and All other assets in the Combined Statements of Financial Position.

Finance lease income was $12 million, $16 million, and $13 million for the years ended December 31, 2022, 2021, and 2020, respectively, and is recognized within Other (income) expense – net in the Combined Statements of Income.

Net Investment in Financing Leases

	As of
	December 31, 2022	December 31, 2021
Total minimum lease payments receivable	$248	$243
Less: deferred income	(30)	(27)

Discounted lease receivable	218	216
Estimated unguaranteed residual value of leased assets, net of deferred income	12	10

Investment in financing leases, net of deferred income	$230	$226

Contractual Maturities

Due In	2023	2024	2025	2026	2027	Thereafter	Total
Net minimum lease payments receivable	$83	$63	$44	$29	$16	$13	$248

We expect actual maturities to differ from contractual maturities, primarily as a result of prepayments.

NOTE 8. ACQUISITIONS, GOODWILL, AND OTHER INTANGIBLE ASSETS

ACQUISITIONS.

On December 21, 2021, the Company acquired 100% of the stock of BK Medical, a leader in surgical ultrasound imaging and guidance technology, for $1,466 million. The purchase price allocation resulted in goodwill of $1,020 million, amortizable intangible assets of $393 million, net tangible assets of $114 million, and net deferred tax liabilities of $61 million. The goodwill associated with the acquired business is non-deductible for tax purposes and is reported in the Ultrasound segment.

On May 5, 2021, the Company acquired 100% of the stock of Zionexa, a France-based company that is a leading innovator of in-vivo oncology and neurology biomarkers for $32 million and potential earn-out payments valued at $91 million based primarily on sales targets and regulatory approvals. The purchase price allocation resulted in goodwill of $43 million, primarily amortizable intangible assets of $114 million, deferred tax liabilities of $25 million, and other net liabilities assumed of $9 million. The goodwill associated with the acquired business is primarily deductible for tax purposes and is reported in the PDx segment.

On December 30, 2020, the Company acquired the remaining 69% of the stock of Prismatic Sensors AB, a Sweden-based company developing novel sensor technology for CT machines, for $74 million and potential earn-out payments valued at $20 million. The Company had a previous equity ownership in Prismatic Sensors AB with a fair value of $35 million. The purchase price allocation resulted in goodwill of $89 million, indefinite-lived intangible assets of $48 million, and other net liabilities assumed of $8 million. The goodwill associated with the acquired business is primarily deductible for tax purposes and is reported in the Imaging segment.

See Note 13, “Financial Instruments and Fair Value Measurements” for further information about the fair value measurement of contingent consideration.

Changes in Goodwill Balances

	Imaging	Ultrasound	PCS	PDx	Total
Balance at January 1, 2021	$4,449	$2,868	$2,058	$2,493	$11,868

Acquisitions	1	1,020	—	43	1,064
Foreign currency exchange and other(a)	(17)	(12)	(9)	(2)	(40)

Balance at December 31, 2021	4,433	3,876	2,049	2,534	12,892

Acquisitions	—	—	—	—	—
Foreign currency exchange and other(a)	(24)	(41)	(13)	(1)	(79)

Balance at December 31, 2022	$4,409	$3,835	$2,036	$2,533	$12,813

(a)

Other includes purchase accounting adjustments related to the acquisition of BK Medical which closed on December 21, 2021. There were no significant changes for the 12 months ended December 31, 2022 to the preliminary fair values that were recognized as of December 31, 2021.

In performing the annual goodwill impairment tests during 2022, 2021, and 2020, we determined that the fair values of each of our reporting units exceeded their carrying values. Therefore, no impairment was recorded.

Intangible Assets

	As of December 31, 2022			As of December 31, 2021
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer-related	$60	$(10)	$50	$64	$(9)	$55
Patents and technology	2,544	(1,815)	729	2,556	(1,713)	843
Capitalized software	2,309	(1,638)	671	2,500	(1,610)	890
Trademarks and other	35	(27)	8	43	(32)	11
Indefinite-lived assets(a)	62	—	62	48	—	48

Total	$5,010	$(3,490)	$1,520	$5,211	$(3,364)	$1,847

(a)	Indefinite-lived intangible assets primarily relate to acquired IPR&D prior to project completion and are not amortized.

There were no intangible assets acquired during the year ended December 31, 2022. Amortization expense was $405 million, $400 million, and $408 million for the years ended December 31, 2022, 2021, and 2020, respectively. No material impairments of intangible assets were recognized in the years ended December 31, 2022, 2021, or 2020.

Estimated annual pre-tax amortization expense for intangible assets over the next five calendar years is as follows:

Estimated Intangible Pre-tax Amortization

	2023	2024	2025	2026	2027
Estimated annual pre-tax amortization	$357	$295	$248	$193	$106

NOTE 9. BORROWINGS

BORROWINGS.

Senior Unsecured Notes

On November 22, 2022, and in connection with the Separation, the Company issued $8,250 million aggregate principal amount of senior unsecured notes in six series with maturity dates ranging from 2024 through 2052 (collectively, the “Notes”). Interest payments on the Notes are due semi-annually until maturity, with the first interest payment due in March 2023. In the event of a change in control and a related downgrade of the ratings of the Notes below investment grade, the indenture governing the Notes requires that the Company make an offer to each holder of the Notes to repurchase all or any part of that holder’s notes at a repurchase price equal to 101% of the aggregate principal amount of the Notes repurchased, plus any accrued and unpaid interest. The indenture also includes a limitation on liens incurred by the Company and its wholly owned U.S. subsidiaries. The indenture does not restrict the Company or its subsidiaries from incurring indebtedness, nor does it require any financial covenants. All the covenants are subject to a number of exceptions, limitations, and qualifications.

Upon issuance, the Notes became guaranteed on a senior unsecured basis by GE. Following the completion of the Separation on January 3, 2023, GE was automatically and unconditionally released and discharged from all obligations under its guarantees. Of the $8,250 million of the Notes, $4,000 million of the indebtedness was issued directly to GE and net cash proceeds of $4,221 million from the remaining indebtedness issued to third parties was distributed to GE. GE exchanged the $4,000 million of indebtedness with third parties prior to December 31, 2022. As of December 31, 2022, all of the Notes were held by third parties.

We recorded $37 million of debt issuance costs related to the Notes. Debt issuance costs are presented as a reduction of debt in the Combined Statements of Financial Position and are amortized as a component of interest expense over the term of the related debt using the effective interest method.

We had no debt payments on the Notes during the year ended December 31, 2022. The average maturity of the Company’s long-term debt as of December 31, 2022 is approximately 9 years and the average interest expense rate on our total borrowings for the year ended December 31, 2022 is approximately 5.97%. Interest expense associated with long-term debt was $54 million for the year ended December 31, 2022, and is included in Interest and other financial charges – net in the Combined Statements of Income. Interest expense for borrowings was not significant for the years ended December 31, 2021 and 2020. Included in interest expense on the Combined Statements of Income is accrued interest of $52 million and amortization of debt issuance costs of $1 million for the year ended December 31, 2022.

Credit Facilities

On November 4, 2022, the Company entered into credit agreements providing for:

•	a five-year senior unsecured revolving credit facility in an aggregate committed amount of $2,500 million (the “5-Year Revolving Credit Facility”);

•	a 364-day senior unsecured revolving credit facility in an aggregate committed amount of $1,000 million (the “364-Day Revolving Credit Facility”); and

•

a three-year senior unsecured term loan credit facility in an aggregate principal amount of $2,000 million (the “Term Loan Facility” and, together with the 5-Year Revolving Credit Facility and the 364-Day Revolving Credit Facility, the “Credit Facilities”).

The Credit Facilities were not available to the Company or its subsidiaries until consummation of the Separation. As such, there were no outstanding amounts under the Credit Facilities as of December 31, 2022. On January 3, 2023, GE HealthCare completed a $2,000 million drawdown of the Term Loan Facility in connection with the Spin-Off from GE, bringing total principal balance of borrowings to $10,250 million. After settlement of all

Spin-Off transactions with GE, we began operations as an independent company with approximately $1,800 million of cash, cash equivalents, and restricted cash.

The Company pays a facility fee to each lender, which accrues at a rate equal to an applicable margin specified in the revolving credit facility agreements on the daily commitments of the lenders. The Borrowings under the Credit Facilities will bear interest at variable interest rates equal to: (i) the alternate base rate or (ii) the Secured Overnight Funding Rate, in each case plus an applicable margin specified in the credit agreement. The Credit Facilities contain affirmative and negative covenants customary to financings of this type that, among other things, limit the Company and its subsidiaries’ ability to incur additional liens and to make certain fundamental changes. In addition, the Credit Facilities contain a financial covenant that requires the Company to not exceed a maximum consolidated net leverage ratio that will be tested beginning with the fiscal quarter ending on June 30, 2023. The Credit Facilities will be used for general corporate purposes.

Long-Term Borrowings Composition

	As of
	December 31, 2022	December 31, 2021
5.550% senior notes due November 15, 2024	$1,000	$—
5.600% senior notes due November 15, 2025	1,500	—
5.650% senior notes due November 15, 2027	1,750	—
5.857% senior notes due March 15, 2030	1,250	—
5.905% senior notes due November 22, 2032	1,750	—
6.377% senior notes due November 22, 2052	1,000	—
Other	38	37

Total principal debt issued	8,288	37

Less: Unamortized debt issuance costs and discounts	47	—
Less: Current portion of long-term borrowings	7	6

Long-term borrowings, net of current portion	$8,234	$31

Scheduled maturities of long-term debt, excluding amortization of discounts and debt issuance costs, are as follows:

2023	$7
2024	1,025
2025	1,504
2026	2
2027	1,750
Thereafter	4,000

Total	$8,288

See Note 13, “Financial Instruments and Fair Value Measurements” for further information about borrowings and associated interest rate and cross-currency swaps.

LETTERS OF CREDIT, GUARANTEES, AND OTHER COMMITMENTS.

In addition to the Notes, which were guaranteed on a senior unsecured basis by GE through the completion of the Separation, at which time GE has been automatically and unconditionally released and discharged from all obligations under its guarantees, as of December 31, 2022 and 2021, the Company had unused letters of credit, bank guarantees, bid bonds, and surety bonds of approximately $657 million and $808 million, respectively, related to certain commercial contracts. Additionally, we have approximately $43 million and $63 million of guarantees as of December 31, 2022 and 2021, respectively, primarily related to residual value guarantees on equipment sold to third-party finance companies. Our Combined Statements of Financial Position reflects a liability of $4 million and $5 million as of December 31, 2022 and 2021, respectively, related to these guarantees. For credit-related guarantees, we estimate our expected credit losses related to off-balance sheet credit exposure consistent with the method used to estimate the allowance for credit losses on financial assets held at amortized cost.

NOTE 10. POSTRETIREMENT BENEFIT PLANS

PENSION BENEFITS AND RETIREE HEALTH AND LIFE BENEFITS SPONSORED BY GE.

Certain GE HealthCare employees are covered under various pension and retiree health and life plans sponsored by GE, including principal pension plans, other pension plans, and principal retiree benefit plans. These plans are accounted for as multiemployer plans. Certain of these pension plans have been closed to new participants. Relevant participation costs for certain GE-sponsored employee benefit plans have been allocated to the Company and are recognized within the Combined Statements of Income. These include service costs for active employees in the U.S. GE Pension Plan, certain international pension plans, the U.S. GE Supplementary Pension Plan, and the U.S. retiree benefit plan. We have not recorded any liabilities associated with our participation in these plans in our Combined Statements of Financial Position as of December 31, 2022 and 2021. Expenses associated with our employees’ participation in the U.S. GE principal pension and principal retiree benefit plans, which represent the majority of related expense, were $73 million, $96 million, and $194 million for the years ended December 31, 2022, 2021, and 2020, respectively. Expenses associated with our employees’ participation in GE’s non-U.S. based pension plans were $11 million, $22 million, and $19 million for the years ended December 31, 2022, 2021, and 2020, respectively.

In connection with the Separation, on January 1, 2023, these plans were separated and GE transferred certain liabilities and assets of these plans to GE HealthCare. The amounts assumed by GE HealthCare are shown in the table below. These amounts are not included in the Combined Statements of Financial Position as of December 31, 2022 and 2021.

Accumulated Benefit Obligations and Unrecognized Gain

	As of January 1, 2023
	Defined benefit plans	Other post-retirement plans	Total
Accumulated benefit obligations	$21,696	$1,210	$22,906
Unrecognized gain to be recorded in AOCI	1,258	1,223	2,481

Net Benefit Liability

	As of January 1, 2023
	Defined benefit plans	Other post-retirement plans	Total
Projected benefit obligations	$21,743	$1,210	$22,953
Fair value of assets	18,908	—	18,908

Net liability	$2,835	$1,210	$4,045

Defined Contribution Plan

Expenses associated with our employees’ participation in GE’s defined contribution plan represent the employer matching contributions for GE HealthCare employees and were $123 million, $119 million, and $83 million for the years ended December 31, 2022, 2021, and 2020, respectively.

PENSION PLANS SPONSORED BY GE HEALTHCARE.

In addition to these GE-sponsored plans, certain employees are covered by pension plans sponsored by the Company. Our pension plans in 2022 included 11 U.S. and non-U.S. pension plans with pension assets or obligations greater than $20 million. Smaller pension plans with pension assets or obligations less than $20 million are not presented in the following tables. We use a December 31st measurement date for these plans. These defined benefit plans generally provide benefits to employees based on formulas recognizing length of service and earnings. Certain of these pension plans have been closed to new participants.

Funding

The funding policy for our pension plans is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus any additional amounts as we may determine to be appropriate. In 2022, we contributed $18 million to fund certain pension plans. In 2023, we expect to contribute approximately $19 million to our pension plans that were included in our Combined Statements of Financial Position as of December 31, 2022.

Plan Funded Status

	As of
	December 31, 2022	December 31, 2021
Change in projected benefit obligations
Balance at January 1	$940	$1,048
Service cost	19	24
Interest cost	17	15
Participant contributions	1	1
Actuarial loss (gain) – net	(193)	(59)
Benefits paid	(38)	(44)
Exchange rate adjustments	(43)	(45)

Balance at December 31	$703	$940

Change in plan assets
Balance at January 1	553	537
Actual gain (loss) on plan assets	(101)	44
Employer contributions	18	20
Participant contributions	1	1
Benefits paid	(38)	(44)
Exchange rate adjustments	(8)	(5)

Balance at December 31	$425	$553

Funded status – surplus (deficit)	$(278)	$(387)

Amounts Recorded in Combined Statements of Financial Position

	As of
	December 31, 2022	December 31, 2021
Non-current assets – other	$65	$97
Current liabilities – other	(16)	(18)
Non-current liabilities – compensation and benefits	(327)	(466)

Net amount recorded	$(278)	$(387)

Amounts Recorded in AOCI

	As of
	December 31, 2022	December 31, 2021
Net loss (gain)	$60	$138
Prior service cost (credit)	(5)	(9)

Total recorded in AOCI	$55	$129

The accumulated benefit obligation represents the actuarial present value of benefits based on employee service and compensation as of the measurement date and does not include an assumption about future compensation levels. The table below summarizes the total accumulated benefit obligations, the accumulated benefit obligations in excess of plan assets, and the projected benefit obligation and fair value of plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets.

Plan Obligations in Excess of Plan Assets

	As of
	December 31, 2022	December 31, 2021
Accumulated benefit obligation	$687	$912

Plans with accumulated benefit obligation in excess of plan assets
Accumulated benefit obligation	$390	$528
Fair value of plan assets	63	71

Plans with projected benefit obligation in excess of plan assets
Projected benefit obligation	$406	$555
Fair value of plan assets	63	71

Components of Expense (Income)

	For the years ended December 31
	2022	2021	2020
Service cost – Operating	$19	$24	$23
Interest cost	17	15	17
Expected return on plan assets	(27)	(27)	(26)
Amortization of net loss (gain)	5	17	18
Amortization of prior service cost (credit)	(5)	(4)	(4)
Curtailment / settlement loss (gain)	—	—	(1)

Non-operating	$(10)	$1	$4

Net periodic expense	$9	$25	$27

Pre-tax Cost of Postretirement Benefit Plans and Changes in Other Comprehensive Income

	For the years ended December 31
	2022	2021	2020
Cost of postretirement benefit plans	$9	$23	$29

Changes in other comprehensive loss (income):
Net loss (gain) – current year	(74)	(86)	10
Reclassifications out of AOCI:
Amortization of net loss	(5)	(16)	(18)
Amortization of prior service credit	5	4	4

Total changes in other comprehensive loss (income)	$(74)	$(98)	$(4)

Cost (income) of postretirement benefit plans and changes in other comprehensive loss (income)	$(65)	$(75)	$25

Assumptions

	For the years ended December 31
	2022	2021	2020
Weighted-average benefit obligations assumptions
Discount rate	4.26%	1.91%	1.44%
Compensation increases	2.99%	2.81%	2.65%

Weighted-average benefit cost assumptions
Discount rate	1.91%	1.44%	1.80%
Expected rate of return on plan assets	6.32%	5.39%	5.40%

Assumptions Used in Calculations

Accounting requirements necessitate the use of assumptions to reflect the uncertainties and the length of time over which the pension obligations will be paid. The actual amount of future benefit payments will depend upon when participants retire, the amount of their benefit at retirement, and how long they live. To reflect the obligation in today’s U.S. dollars, we discount the future payments using a rate that matches the time frame over which the payments will be made. We also assume a long-term rate of return that will be earned on investments used to fund these payments.

We evaluate these assumptions annually. We periodically evaluate other assumptions, such as retirement age, mortality, and turnover, and update them as necessary to reflect our actual experience and expectations for the future.

We determine the discount rate using the weighted average yields on high-quality fixed-income securities that have maturities consistent with the timing of benefit payments. Lower discount rates increase the size of the benefit obligations and generally increase pension expense in the following year; higher discount rates reduce the size of the benefit obligation and generally reduce subsequent-year pension expense.

The expected return on plan assets is the estimated long-term rate of return that will be earned on the investments used to fund the pension obligations. To determine this rate, we consider the current and target composition of plan investments, our historical returns earned, and our expectations about the future.

The compensation assumption is used to estimate the annual rate at which compensation of active plan participants will grow. If the rate of growth assumed increases, the size of the pension obligations will increase, as will the amount recorded in AOCI in our Combined Statements of Financial Position and amortized to earnings in subsequent periods.

With respect to the pension balances included on our Combined Statements of Financial Position as of December 31, 2022, we estimate that we will amortize $3 million of net actuarial loss and $2 million of prior service credit from AOCI into pension expense during 2023.

Expected Future Benefit Payments of Our Benefit Plans

	2023	2024	2025	2026	2027	2028-2032
Estimated future benefit payments	$46	$50	$53	$51	$52	$256

COMPOSITION OF PLAN ASSETS.

The fair value of our pension plans’ investments is presented below. The inputs and valuation techniques used to measure the fair value of the assets are consistently applied and described in Note 2, “Summary of Significant Accounting Policies.”

Composition of Plan Assets

	As of
	December 31, 2022	December 31, 2021
Global equity securities	$33	$61
Debt securities	174	200
Real estate	12	20
Private equities and other investments	59	70

Plan assets measured at fair value	278	351
Global equity securities	34	83
Debt securities	31	47
Real estate	13	11
Private equities and other investments	69	61

Plan assets measured at net asset value	147	202

Total plan assets	$425	$553

Those investments that were measured at net asset value as a practical expedient were excluded from the fair value hierarchy. Investments with a fair value of $61 million and $76 million as of December 31, 2022 and 2021, respectively, were classified within Level 3 of the fair value hierarchy and primarily relate to private equities, insurance contracts, and real estate. The remaining investments were all considered Levels 1 and 2.

Weighted Average Asset Allocation of Pension Plans

	2022
	Target	Actual
Global equity securities	17%	16%
Debt securities (including cash equivalents)	44%	48%
Real estate	6%	6%
Private equities and other instruments	33%	30%

Plan fiduciaries of our pension plans set investment policies and strategies for the assets held in trust and oversee their investment allocations, which includes selecting investment managers, commissioning periodic asset-liability studies, and setting long-term strategic targets. Long-term strategic investment objectives take into consideration a number of factors, including the funded status of the plans, a balance between risk and return, and plans’ liquidity needs. The plans utilize a combination of long-dated corporate bonds, treasuries, and derivatives to implement its investment strategies as well as for hedging asset and liability risks. Target allocation percentages are established at an asset class level by plan fiduciaries. Target allocation ranges are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below a target range.

NOTE 11. INCOME TAXES

The provision for income taxes calculations has been prepared on a separate return basis as if the Company were a separate group of companies under common ownership. However, the results have been combined as if the Company were filing on a combined basis for U.S. federal, U.S. state, and Non-U.S. income tax purposes, where permissible by law. The Company is subject to income taxes in the U.S. (both federal and state) and in numerous foreign jurisdictions. Changes in the tax laws or regulations in these jurisdictions, or in positions by the relevant authorities regarding their application, administration, or interpretation, may affect our tax liability, return on investments, and business operations.

The Tax Cuts and Jobs Act imposes tax on U.S. shareholders for global intangible low-taxed income (“GILTI”) earned by certain non-U.S. subsidiaries. The Company has elected to account for GILTI as a period cost.

Income Before Income Taxes

	For the years ended December 31
	2022	2021	2020
U.S. income	$1,090	$1,587	$1,620
Non-U.S. income	1,422	1,288	1,090

Total	$2,512	$2,875	$2,710

Provision for Income Taxes

	For the years ended December 31
	2022	2021	2020
Current
U.S. Federal	$396	$141	$250
Non – U.S.	324	422	463
U.S. State	97	55	65

Deferred
U.S. Federal	(213)	82	—
Non – U.S.	7	(101)	(129)
U.S. State	(48)	1	3

Total	$563	$600	$652

Reconciliation of U.S. Federal Statutory Income Tax Rate to Actual Income Tax Rate

	For the years ended December 31
	2022	2021	2020
Income before taxes	$2,512	$2,875	$2,710

Tax expected at 21%	528	604	569
Foreign operations	47	(43)	42
U.S. tax on foreign operations	(36)	(23)	(45)
Uncertain tax positions	6	11	25
R&D benefits	(33)	(32)	(30)
State taxes, net of federal benefit	39	45	47
Valuation allowance	8	33	37
Other	4	5	7

Provision for income taxes	$563	$600	$652

Actual income tax rate	22.4%	20.9%	24.1%

UNRECOGNIZED TAX BENEFITS.

The Company is subject to periodic tax audits by tax authorities in the U.S. (both federal and state) and the numerous countries in which we operate. In 2021, the Company settled with tax authorities in certain foreign jurisdictions. While the Company currently is being audited in a number of jurisdictions for tax years 2004-2021, including China, Norway, France, Germany, Egypt, the United Kingdom, and the United States, we believe that there are no jurisdictions in which the ultimate outcome of unresolved issues or claims is likely to be material to the results of operations, financial position, or cash flows. We believe that we have made adequate provisions for all unrecognized tax benefits.

UNRECOGNIZED TAX BENEFITS RECONCILIATION.

The balance of unrecognized tax benefits, the amount of related interest and penalties, and what we believe to be the range of reasonably possible changes in the next 12 months are as follows:

	2022	2021	2020
Balance at January 1	$365	$684	$622
Additions for tax positions of the current year	9	9	18
Additions for tax positions of prior years	137	14	78
Reductions for tax positions of prior years	(41)	(78)	(17)
Settlements with tax authorities	(1)	(262)	(14)
Expiration of the statute of limitations	(4)	(2)	(3)

Balance as of December 31	$465	$365	$684

During 2022, $132 million of unrecognized tax benefits were contributed to the Company by GE which are included in the Combined Statements of Financial Position as of December 31, 2022, and are included in the Additions for tax positions of prior years line in the table above.

Unrecognized Tax Benefits

	For the years ended December 31
	2022	2021	2020
Unrecognized tax benefits	$465	$365	$684
Accrued interest on unrecognized tax benefits	56	53	72
Reasonably possible reduction to the balance of unrecognized tax benefits in succeeding 12 months	45	36	64
Portion that, if recognized, would reduce tax expense and effective tax rate	153	111	99

We classify interest on tax deficiencies as interest expense; we classify income tax penalties as a provision for income taxes. For the years ended December 31, 2022, 2021, and 2020, $12 million, $9 million, and $6 million of Interest and other financial charges – net, respectively, was recognized in the Combined Statements of Income. No accrual for penalties was made in the periods.

DEFERRED INCOME TAXES.

We regularly evaluate the recoverability of our deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax assets to an amount that is more likely than not to be realized (a likelihood of more than 50%). Significant judgment is required in determining whether a valuation allowance is necessary and the amount of such valuation allowance. In assessing the recoverability of our deferred tax assets at December 31, 2022, we considered all available evidence, including the nature of financial statement losses, reversing taxable temporary differences, estimated future operating profits, and tax planning strategies.

Deferred Income Taxes

	As of
	December 31, 2022	December 31, 2021
Total assets	$1,550	$1,287
Total liabilities	(370)	(385)

Net deferred income tax asset (liability)	$1,180	$902

Components of the Net Deferred Income Tax Asset (Liability)

	As of
	December 31, 2022	December 31, 2021
Deferred tax assets:
Employee benefits	$222	$255
Contract liabilities	193	186
Inventories	84	83
Operating loss carryforwards	176	138
Other accrued expenses	70	36
Receivables	42	54
Lease liabilities	57	62
Tax credit carryforwards	128	133
Contract assets	99	120
Property, plant, and equipment	338	413
Capitalized R&D	554	307

Total deferred income tax asset	1,963	1,787
Valuation allowances	(272)	(279)

Total deferred income tax asset after valuation allowance	1,691	1,508

	As of
	December 31, 2022	December 31, 2021
Deferred tax liabilities:
Goodwill & other intangible assets	$(458)	$(517)
ROU assets	(47)	(56)
Other	(6)	(33)

Total deferred income tax liability	(511)	(606)

Net deferred income tax asset (liability)	$1,180	$902

Effective January 1, 2022, taxpayers are required to capitalize certain R&D expenses and amortize them over five or fifteen years pursuant to the Code. This provision increased our taxable income for the year ended December 31, 2022, and resulted in additional cash payments for U.S. federal and state income taxes. This provision also generated a $293 million deferred tax asset for the year ended December 31, 2022. In the event the capitalization of research costs is adjusted through retroactive legislation effective for 2022, the Company expects to record a reduction to the deferred tax asset resulting in a charge to tax expense under the Tax Matters Agreement with GE.

In connection with the Separation, certain deferred income taxes were contributed to the Company by GE. During 2022, net deferred income taxes of $80 million were contributed to the Company by GE and are recognized within Deferred income taxes in the Combined Statements of Financial Position as of December 31, 2022.

Valuation allowances primarily relate to non-U.S. deferred taxes where there were historical losses and U.S. federal and state credit carryforwards. Activity in the valuation allowance for the years ended December 31, 2022, 2021, and 2020 consists of the following:

Balance at January 1, 2020	$228
Provision for income taxes	43
Foreign currency exchange and other	(21)

Balance at December 31, 2020	$250
Provision for income taxes	39
Foreign currency exchange and other	(10)

Balance at December 31, 2021	$279
Provision for income taxes	(5)
Foreign currency exchange and other	(2)

Balance at December 31, 2022	$272

Reductions of valuation allowances recorded in individual taxing jurisdictions were not material for the years ended December 31, 2022, 2021, and 2020.

NET OPERATING LOSSES.

As of December 31, 2022, the Company had net operating loss carryforwards of $1,517 million (primarily related to Sweden, Germany, and Brazil, which can be carried forward indefinitely). The gross net operating loss carryforwards resulted in a deferred tax asset of $358 million at December 31, 2022. This amount excludes accruals of $182 million for unrecognized tax benefits the Company has recorded related to the underlying tax positions which generated the net operating losses.

UNDISTRIBUTED EARNINGS.

Substantially all of the undistributed earnings of our foreign subsidiaries are indefinitely reinvested in active non-U.S. business operations as there are no current needs to repatriate these earnings to fund ongoing operations by entities other than the subsidiaries generating such undistributed earnings. As of December 31, 2022, the cumulative amount of indefinitely reinvested foreign earnings was approximately $7,999 million. Computation of any deferred tax liability associated with any other remaining basis differences is not currently practicable.

NOTE 12. ACCUMULATED OTHER COMPREHENSIVE (INCOME) LOSS – NET

Accumulated Other Comprehensive (Income) Loss

	Currency translation adjustments(a)	Benefit plans	Cash flow hedges	Total AOCI
January 1, 2020	$1,705	$310	$7	$2,022

AOCI before reclasses – net of taxes of $(16), $21, and $(10)	(374)	6	36	(332)
Reclasses from AOCI – net of taxes of $—, $40, and $6(b)	(688)	(136)	(27)	(851)

December 31, 2020	$643	$180	$16	$839

AOCI before reclasses – net of taxes of $9, $57, and $12	326	(74)	(40)	212
Reclasses from AOCI – net of taxes of $—, $(37), and $3	—	(6)	(8)	(14)

December 31, 2021	$969	$100	$(32)	$1,037

AOCI before reclasses – net of taxes of $5, $39, and $10	876	(58)	(27)	791
Reclasses from AOCI – net of taxes of $—, $—, and $(17)	—	—	50	50

December 31, 2022	$1,845	$42	$(9)	$1,878

(a)

The amount of foreign currency translation recognized in other comprehensive income during the years ended December 31, 2022, 2021, and 2020 included net gains (losses) relating to net investment hedges, as further discussed in Note 13, “Financial Instruments and Fair Value Measurements.”

(b)	The total reclassification from AOCI included $836 million related to the sale of our BioPharma business in 2020, including currency translation of $688 million, net of taxes.

NOTE 13. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

DERIVATIVES AND HEDGING.

Our primary objective in executing and holding derivatives is to reduce the earnings and cash flow volatility associated with fluctuations in foreign currency exchange rates and commodity prices. These hedge contracts reduce, but do not entirely eliminate, the impact of foreign currency rate and commodity price movements. The Company does not enter into or hold derivative instruments for speculative trading purposes.

We use foreign currency contracts to reduce the volatility of cash flows related to forecasted revenues, expenses, assets, and liabilities, including intercompany balances denominated in foreign currencies. These contracts are generally zero to 27 months in duration but with remaining maturities of up to 23 months as of December 31, 2022. The objective of the foreign currency contracts is to ultimately reduce the extent to which the U.S. dollar-equivalent cash flows are affected by changes in the applicable U.S. dollar/foreign currency exchange rates. We evaluate the effectiveness of our foreign currency contracts designated as cash flow hedges on a quarterly basis.

We use cross-currency swap contracts to reduce the volatility associated with the translation of the assets and liabilities for subsidiaries with a different functional currency than USD. The objective of the cross-currency swap contracts is to ultimately reduce the extent to which the U.S. dollar-equivalent net investments are affected by changes in the applicable U.S. dollar and/or foreign currency exchange rates. We also use cross-currency swaps synthetically convert certain USD-denominated bonds to Euro-denominated bonds and effectively adjust (i.e., reduce) the interest rate from the stated fixed coupon rate on the USD-denominated bonds to the fixed coupon rate on the cross-currency swap.

The embedded derivatives the Company recognizes primarily consist of foreign currency-related features in our purchase or sales contracts where the currency is not the functional currency of either party to the contract.

Cash Flow Hedges

For derivative instruments designated as cash flow hedges, changes in the fair value of designated hedging instruments are initially recorded as a component of AOCI and subsequently reclassified to earnings in the period in which the hedged transaction occurs and to the same financial statement line item impacted by the hedged forecasted transaction.

The total amount in AOCI related to cash flow hedges of foreign currency-denominated forecasted transactions was a net $9 million gain as of December 31, 2022. We expect to reclassify $20 million of pre-tax net deferred gains associated with designated cash flow hedges to earnings in the next 12 months, contemporaneously with the earnings effects of the related forecasted transactions. Pre-tax gains (losses) reclassified from AOCI into earnings were $67 million, $8 million, and $27 million for the years ended December 31, 2022, 2021, and 2020, respectively. As of December 31, 2022, the maximum length of time over which we are hedging our forecasted transactions was approximately two years.

Net Investment Hedges

As of December 31, 2022, the Company had $2,132 million notional of receive-fixed USD, pay-fixed Euro (“EUR”) cross-currency swaps and designated each as the hedging instruments in net investment hedging relationships in order to mitigate the foreign currency risk attributable to the translation of its net investment in certain EUR-functional subsidiaries.

The Company uses the spot method to assess hedge effectiveness for its net investment hedges. As such, for derivative instruments designated as net investment hedges, changes in fair value of the designated hedging instruments attributable to fluctuations in foreign currency spot exchange rates only are initially recorded as a component of the Cumulative Translation Adjustment (“CTA”) portion of Other Comprehensive Income (Loss), Net (“OCI”) until the hedged subsidiary is either sold or substantially liquidated.

The initial value of the excluded components including periodic interest accruals is recognized within Interest and other financial charges – net in the Combined Statements of Income over the life of the hedging instrument. Any difference between the change in fair value of the hedging instrument attributable to the excluded components and the amounts recognized in earnings is recorded as a component of CTA.

Finally, the cash flows for the periodic interest settlements on the cross-currency swaps are recorded in the operating activities section of the Combined Statements of Cash Flows. Notional settlements and settlements from termination of the cross-currency swaps are recorded through the investing activities section of the Combined Statements of Cash Flows, following those of the hedged item (i.e., the hedged net investment).

Non-Designated Hedges

The Company also executes derivative instruments, such as foreign currency forward contracts and commodity swaps, that are not designated to qualifying hedging relationships under U.S. GAAP. These derivatives are intended to serve as economic hedges of foreign currency and commodity price risk, and depending on the derivative type, hedges of monetary assets and liabilities, including intercompany balances subject to remeasurement.

The changes in fair value of non-designated hedges and embedded derivatives are recorded in Other (income) expense – net and Cost of products in the Combined Statements of Income based on the nature of the derivative contract. The cash flows associated with non-designated hedges are recorded through the operating and investing activities sections of the Combined Statements of Cash Flows.

The following table presents the gross fair values of our outstanding derivative instruments as of the dates indicated:

Gross Fair Value of Outstanding Derivative Instruments

	As of December 31, 2022
	Gross Notional	Fair Value – Assets	Fair Value – Liabilities
Foreign currency exchange contracts	$1,240	$32	$53

Derivatives accounted for as cash flow hedges	1,240	32	53

Cross-currency swaps	2,132	—	111

Derivatives accounted for as net investment hedges	2,132	—	111

Foreign currency exchange contracts	4,456	9	20
Embedded derivatives	604	24	18
Equity contracts	8	—	6
Commodity derivatives	48	1	1

Derivatives not designated as hedges	5,116	34	45

Total derivatives	$8,488	$66	$209

	As of December 31, 2021
	Gross Notional	Fair Value – Assets	Fair Value – Liabilities
Foreign currency exchange contracts	$2,463	$49	$11

Derivatives accounted for as cash flow hedges	2,463	49	11

Cross-currency swaps	—	—	—

Derivatives accounted for as net investment hedges	—	—	—

Foreign currency exchange contracts	7,510	29	37
Embedded derivatives	789	6	8
Equity contracts	—	—	—
Commodity derivatives	24	3	—

Derivatives not designated as hedges	8,323	38	45

Total derivatives	$10,786	$87	$56

Under the master arrangements with the respective counterparties to our derivative contracts, in certain circumstances and subject to applicable requirements, we are allowed to net settle transactions with a single net amount payable by one party to the other. However, we have elected to present the derivative assets and derivative liabilities on a gross basis on our Combined Statements of Financial Position and in the table above.

As of December 31, 2022, the potential effect of rights of offset associated with the derivative contracts would be an offset to both assets and liabilities by $39 million.

The table below presents the pre-tax gains (losses) recognized in OCI associated with the Company’s cash flow and net investment hedges:

Pre-tax Gains (Losses) Recognized in OCI Related to Cash flow and Net Investment Hedges

	For the years ended December 31
	2022	2021	2020
Cash flow hedges	$37	$40	$(36)
Net investment hedges	(111)	—	—

The table below represents the activity in our derivative financial instruments reflected in the Combined Statements of Income:

Derivative Financial Instruments

	2022			2021		2020
	Cost of products	Other (income) expense – net	Interest and other financial charges – net	Cost of products	Other (income) expense – net	Cost of products	Other (income) expense – net
Effects of cash flow hedges(a)	$(54)	$—	$—	$8	$—	$11	$—
Effects of net investment hedges(b)	—	—	—	—	—	—	—
Effects of fair value hedges	—	—	—	12	(24)	(15)	19
Effect of derivatives not designated as hedges(c)	96	(22)	—	—	(10)	—	9

(a)	Cash flow hedges include foreign currency exchange contracts.
(b)	Represents amounts excluded from effectiveness testing for 2022. Net investment hedges include cross-currency swaps.
(c)	Derivatives not designated as hedges include foreign currency exchange contracts, embedded derivatives, equity contracts, and commodity derivatives.

Counterparty Credit Risk

The Company would be exposed to credit-related losses in the event of non-performance by counterparties on executed derivative instruments. The credit exposure of derivative contracts is represented by the fair value of contracts as of the reporting date. The fair value of the Company’s derivatives can change significantly from period to period based on, among other factors, market movements, and changes in our positions.

We manage concentration of counterparty credit risk by limiting acceptable counterparties to major financial institutions with investment grade credit ratings, by limiting the amount of credit exposure to individual counterparties, and by actively monitoring counterparty credit ratings and the amount of individual credit exposure.

We also employ master netting arrangements that limit the risk of counterparty non-payment on a particular settlement date to the net gain that would have otherwise been received from the counterparty. Although not completely eliminated, we do not consider the risk of counterparty default to be significant as a result of these protections. Further, none of our derivative instruments are subject to collateral or other security arrangements, nor do they contain provisions that are dependent on our credit ratings from any credit rating agency.

FAIR VALUE MEASUREMENTS.

The following table represents financial assets and liabilities that are recorded and measured at fair value on a recurring basis:

As of December 31	2022				2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Derivatives	$—	$66	$—	$66	$—	$87	$—	$87
Liabilities:
Derivatives	—	203	6	209	—	56	—	56
Contingent Consideration	—	—	42	42	—	—	112	112

Contingent Consideration

The contingent consideration liabilities as of December 31, 2022 and 2021 were recorded in connection with previous business acquisitions. During the year ended December 31, 2022, we recorded a benefit of $65 million from fair value adjustments related to the remeasurement of contingent consideration liabilities. This benefit is recognized within Selling, general, and administrative in the Combined Statements of Income. Changes in the Level 3 fair value measurement of contingent consideration were not material during the years ended December 31, 2021 or 2020.

Fair Value of Other Financial Instruments

The estimated fair value of long-term debt (including the current portion) as of December 31, 2022, was $8,512 million compared to a carrying value (which includes a reduction for amortized debt issuance costs and discounts) of $8,241 million. The fair value of our borrowings is determined based on observable and quoted prices and spreads of identical and comparable debt and benchmark securities and is considered Level 2 in the fair value hierarchy. See Note 9, “Borrowings” for further information.

NOTE 14. COMMITMENTS, GUARANTEES, PRODUCT WARRANTIES, AND OTHER LOSS CONTINGENCIES

We provide warranty coverage to our customers as part of customary practices in the market to provide assurance that the products we sell comply with agreed-upon specifications. We provide estimated product warranty expenses when we sell the related products. Warranty accruals are estimates that are based on the best available information, mostly historical claims experience, therefore claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.

Product Warranties

	2022	2021	2020
Balance at January 1	$161	$157	$152
Current-year provisions	238	228	207
Expenditures	(199)	(221)	(205)
Other changes	(7)	(3)	3

Balance as of December 31	$193	$161	$157

Product warranties are classified as short-term or long-term in the Combined Statements of Financial Position based on the expected settlement date.

GUARANTEES.

The Company has off-balance sheet credit exposure through standby letters of credit, bank guarantees, bid bonds, and surety bonds. See Note 9, “Borrowings” for further information. In addition, GE has provided parent company guarantees in certain jurisdictions where we lack the legal structure to issue the requisite guarantees required on certain projects.

LEGAL MATTERS.

In the normal course of our business, we are involved from time to time in various arbitrations; class actions; commercial, intellectual property, and product liability litigation; government investigations; investigations by competition/antitrust authorities; and other legal, regulatory, or governmental actions, including the significant matter described below that could have a material impact on our results of operations. In many proceedings, including the specific matter described below, it is inherently difficult to determine whether any loss is probable or even reasonably possible or to estimate the size or range of the possible loss, and accruals for legal matters are not recorded until a loss for a particular matter is considered probable and reasonably estimable. Given the nature of legal matters and the complexities involved, it is often difficult to predict and determine a meaningful estimate of loss or range of loss until we know, among other factors, the particular claims involved, the likelihood of success of our defenses to those claims, the damages or other relief sought, how discovery or other procedural considerations will affect the outcome, the settlement posture of other parties, and other factors that may have a material effect on the outcome. For such matters, unless otherwise specified, we do not believe it is possible to provide a meaningful estimate of loss at this time. Moreover, it is not uncommon for legal matters to be resolved over many years, during which time relevant developments and new information must be continuously evaluated.

Contracts with Iraqi Ministry of Health

In 2017, a number of U.S. Service members, civilians, and their families brought a complaint in the U.S. District Court for the District of Columbia (the “District Court”) against a number of pharmaceutical and medical device companies, including GE HealthCare and certain affiliates, alleging that the defendants violated the U.S. Anti-Terrorism Act. The complaint seeks monetary relief and alleges that the defendants provided funding for an Iraqi terrorist organization through their sales practices pursuant to pharmaceutical and medical device contracts with the Iraqi Ministry of Health. In July 2020, the District Court granted defendants’ motions to dismiss and dismissed all of the plaintiffs’ claims. In January 2022, a panel of the U.S. Court of Appeals for the District of Columbia Circuit reversed the District Court’s decision. In February 2022, the defendants requested review of the decision by all of the judges on the U.S. Court of Appeals for the District of Columbia Circuit (“the D.C. Circuit”). On February 2, 2023, the D.C. Circuit denied this request. On February 10, 2023, defendants filed a motion for a temporary, partial stay of further district court proceedings until the Supreme Court issues its decision in a separate case, Twitter, Inc. v. Taamneh, which also involves the U.S. Anti-Terrorism Act. Defendants also plan to petition the Supreme Court to review the D.C. Circuit’s decision.

ENVIRONMENTAL AND ASSET RETIREMENT OBLIGATIONS.

Our operations, like operations of other companies engaged in similar businesses, involve the use, disposal, and cleanup of substances regulated under environmental protection laws and nuclear decommissioning regulations. We have obligations for ongoing and future environmental remediation activities. Liabilities for environmental remediation and nuclear decommissioning exclude possible insurance recoveries. Due to uncertainties or changes regarding the status of laws, regulations, technology, and information related to individual sites and lawsuits, it is reasonably possible that our exposure will exceed amounts accrued, and amounts not currently reasonably estimable and/or probable may need to be accrued in future periods. Our environmental remediation liabilities, which are measured on an undiscounted basis, were $11 million and $9 million as of December 31, 2022 and 2021, respectively, and are recognized within All other current liabilities and All other liabilities in the Combined Statements of Financial Position.

We record asset retirement obligations, which primarily relate to nuclear decommissioning, associated with the retirement of tangible long-lived assets as a liability in the period in which the obligation is incurred and its fair value can be reasonably estimated. The liability is measured at the present value of the obligation when incurred and is adjusted in subsequent periods. Corresponding asset retirement costs are generally capitalized as part of the carrying value of the related long-lived assets and depreciated over the assets’ useful lives. Our asset retirement obligations were $274 million and $264 million at December 31, 2022 and 2021, respectively, and are recognized within All other current liabilities and All other liabilities in the Combined Statements of Financial Position. Changes in the liability balance were mainly due to settlement, accretion, and revisions in fair value, and were not material for the years ended December 31, 2022, 2021, and 2020.

OTHER CONTRACTUAL OBLIGATIONS.

We have future contractual obligations and other minimum commercial commitments which represent take-or-pay contracts as well as purchase orders for goods and services utilized in the normal course of business such as capital expenditures, inventory, and services under contracts.

As of December 31, 2022, we had the following purchase commitments that are legally binding and specify minimum purchase quantities or spending amounts. These purchase commitments do not exceed our projected requirements and the amounts below exclude open purchase orders with a remaining term of less than one year.

Other Contractual Obligations

	2023	2024	2025	2026	2027	Thereafter	Total
Other Contractual Obligations	$245	$174	$95	$86	$40	$40	$680

NOTE 15. RESTRUCTURING AND OTHER ACTIVITIES

In 2022, we initiated restructuring activities to reflect the business operating model for GE HealthCare as a stand-alone company mostly involving workforce reductions, organizational realignments, and revisions to our real estate footprint. Specifically, restructuring and other charges primarily include facility exit costs, employee-related termination benefits associated with workforce reductions, asset write-downs, and cease-use costs. For segment reporting, restructuring and other activities are not allocated.

As a result of restructuring initiatives, we recorded expenses of $146 million, $155 million, and $134 million for the years ended December 31, 2022, 2021, and 2020, respectively. These restructuring initiatives are expected to result in additional expenses of approximately $82 million, to be incurred primarily in 2023, substantially related to employee-related separation and facility exit costs. Restructuring expenses are recognized within Cost of products, Cost of services, or Selling, general, and administrative, as appropriate, in the Combined Statements of Income.

Restructuring and Other Activities

	For the years ended December 31
	2022	2021	2020
Employee termination costs	$74	$127	$108
Facility and other exit costs	46	20	11
Asset write-downs	26	8	15

Total restructuring and other activities	$146	$155	$134

In connection with the Separation, GE transferred employee termination costs for services already rendered of $31 million to GE HealthCare. These amounts are not included in the Combined Statements of Financial Position as of December 31, 2022.

Liabilities related to restructuring are recognized within All other current liabilities and All other liabilities in the Combined Statements of Financial Position and totaled $75 million and $58 million as of December 31, 2022 and 2021, respectively.

NOTE 16. SUPPLEMENTAL FINANCIAL INFORMATION

Inventories

	As of
	December 31, 2022	December 31, 2021
Raw materials	$1,053	$900
Work in process	91	104
Finished goods	1,011	942

Inventories(a)	$2,155	$1,946

(a)

Certain inventory items are long-term in nature and therefore have been recognized within All other assets in the Combined Statements of Financial Position. See the supplemental table for “All Other Current and Non-Current Assets” for further information.

Property, Plant, and Equipment – Net

As of December 31	Depreciable lives (in years)	Original Cost		Accumulated Depreciation		Net Carrying Value
		2022	2021	2022	2021	2022	2021
Land and improvements(a)	8	$70	$77	$(1)	$(1)	$69	$76
Buildings, structures and related equipment	8-40	1,889	1,756	(1,109)	(1,006)	780	750
Machinery and equipment(b)	4-20	2,541	2,466	(1,791)	(1,746)	750	720
Leasehold costs and manufacturing plants under construction	1-10	489	394	(87)	(63)	402	331

Property, plant, and equipment – net, exclusive of ROU operating lease assets		$4,989	$4,693	$(2,988)	$(2,816)	$2,001	$1,877

ROU operating lease assets(c)						313	358

Property, plant, and equipment – net						$2,314	$2,235

(a)	Depreciable lives exclude land.
(b)

Equipment leased to customers is classified as Machinery and equipment and is reported at cost less accumulated depreciation, and was $39 million and $40 million as of December 31, 2022 and 2021, respectively.

(c)	See Note 7, “Leases” for further information.

During the fourth quarter of 2022, $57 million of Property, plant, and equipment – net transferred from GE to GE HealthCare related to the Separation. Depreciation and amortization related to Property, plant, and equipment – net was $228 million, $225 million, and $222 million for the years ended December 31, 2022, 2021, and 2020, respectively.

All Other Current and Non-Current Assets

	As of
	December 31, 2022	December 31, 2021
Prepaid expenses and deferred costs	$163	$163
Financing receivables – net	97	99
Derivative instruments	63	87
Other(a)	94	88

All other current assets	$417	$437

Equity method and other investments	322	341
Financing receivables – net	196	186
Long-term receivables – net	145	138
Long-term inventories	104	123
Long-term contract and other deferred assets	119	96
Other(b)	138	163

All other non-current assets	$1,024	$1,047

(a)	Current Other primarily consists of miscellaneous deferred charges.
(b)	Non-current Other primarily consists of long-term prepaid expenses, pension and other postretirement benefit plans with a surplus funded status, and advances to suppliers.

Equity Method Investments

		Equity method investment balance		Equity method income (loss)
As of December 31	Ownership Percentage	2022	2021	2022	2021	2020
Nihon Medi-Physics Limited	50%	$162	$200	$16	$22	$8
Other		20	23	(3)	5	(1)

Total		$182	$223	$13	$27	$7

All Other Current and Non-Current Liabilities

	As of
	December 31, 2022	December 31, 2021
Employee compensation and benefit liabilities(a)	$853	$884
Sales allowances, equipment projects, and other commercial liabilities	296	302
Uncertain and other income taxes and related liabilities	237	245
Product warranties	193	161
Accrued freight and utilities	150	118
Operating lease liabilities	104	104
Derivative instruments	86	56
Environmental and asset retirement obligations	34	35
Other(b)	237	257

All other current liabilities	$2,190	$2,162

	As of
	December 31, 2022	December 31, 2021
Non-current contract liabilities	$630	$632
Operating lease liabilities	243	262
Environmental and asset retirement obligations	251	238
Uncertain and other income taxes and related liabilities	182	133
Finance lease obligations	39	34
Sales allowances, equipment projects, and other commercial liabilities	36	30
Other(c)	222	155

All other non-current liabilities	$1,603	$1,484

(a)	Employee compensation and benefit liabilities primarily consists of accrued payroll, commissions, employee compensation and benefits, and pension and other postretirement benefit obligations.
(b)	Current Other primarily consists of miscellaneous accrued costs and interest payable.
(c)	Non-current Other primarily consists of liabilities related to derivative instruments.

REDEEMABLE NONCONTROLLING INTERESTS.

The Company has noncontrolling interests with redemption features. These redemption features, such as put options, could require the Company to purchase the noncontrolling interests upon the occurrence of certain events, such as a change of control of the Company. All noncontrolling interests with redemption features that are not solely within our control are recognized within the Combined Statements of Financial Position between liabilities and equity. Redeemable noncontrolling interests are initially recorded at the issuance date fair value. Those that are currently redeemable or probable of becoming redeemable are subsequently adjusted to the greater of current redemption value or initial carrying value. As of December 31, 2022, the Company does not believe it is probable the redemption features related to these noncontrolling interests will be triggered. In particular, a change of control is generally not considered probable until it occurs. As such, these noncontrolling interests have not been remeasured to redemption value.

As of January 3, 2023, certain redeemable noncontrolling interests are considered probable of becoming redeemable due to the change of control that occurred upon consummation of the Separation. At the time of the Separation, these redeemable noncontrolling interests were remeasured to their current redemption value resulting in incremental redemption value of $176 million.

The activity attributable to redeemable noncontrolling interests for the years ended December 31, 2022, 2021, and 2020 is presented below.

Redeemable Noncontrolling Interests

	2022	2021	2020
Balance as of January 1	$220	$223	$217
Net income attributable to redeemable noncontrolling interests	47	39	48
Distributions to and exercise of redeemable noncontrolling interests	(37)	(42)	(42)

Balance as of December 31	$230	$220	$223

Other Income (Expense) – Net

	For the years ended December 31
	2022	2021	2020
Net interest and investment (expense) income	$(9)	$34	$49
Equity method investment income	13	27	7
Other items, net(a)	58	62	5

Total other income (expense) – net	$62	$123	$61

(a)	Other items, net primarily consists of licensing and royalty income and gains and losses related to derivatives.

NOTE 17. RELATED PARTIES

Prior to the Separation, GE provided the Company with significant corporate infrastructure and shared services. Some of these services will continue to be provided by GE to the Company on a temporary basis under the Transition Services Agreement. See Note 19, “Subsequent Events” for further information. Accordingly, as described in Note 1, “Organization and Basis of Presentation,” certain corporate and shared costs have been charged on the basis of direct usage by the Company as follows:

(a)

Employees of the Company participated in pensions and benefit plans that were sponsored by GE. The Company was charged $207 million, $237 million, and $296 million for the years ended December 31, 2022, 2021, and 2020, respectively. These costs were charged directly to the Company based on the specific employee eligibility for those benefits. See Note 10, “Postretirement Benefit Plans” for further information.

(b)

GE granted various employee benefits to its group employees, including those of the Company, under the GE Long-Term Incentive Plan. These benefits primarily included stock options and restricted stock units. Compensation expense associated with this plan was $67 million, $76 million, and $80 million for the years ended December 31, 2022, 2021, and 2020, respectively, which are included primarily in Selling, general, and administrative in the Combined Statements of Income. These costs were charged directly to the Company based on the specific employees receiving awards.

Additionally, certain GE Corporate Costs were charged to the Company based on allocation methodologies as follows:

(a)

Centralized services such as public relations, investor relations, treasury and cash management, executive management, security, government relations, community outreach, and corporate internal audit services were charged to the Company on a pro rata basis of GE’s estimates of each company’s usage at the beginning of the fiscal year. Costs of $42 million, $56 million, and $67 million for the years ended December 31, 2022, 2021, and 2020, respectively, were recognized within Selling, general, and administrative in the Combined Statements of Income.

(b)

Costs associated with employee medical insurance totaling $122 million, $132 million, and $137 million for the years ended December 31, 2022, 2021, and 2020, respectively, were charged to the Company based on employee headcount and are recognized within Cost of products, Cost of services, Selling, general, and administrative, or Research and development in the Combined Statements of Income based on the employee population.

(c)

Information technology, finance, insurance, research, supply chain, human resources, tax, and facilities activities were charged to the Company based on headcount, revenue, or other allocation methodologies. The Company incurred expenses for these services of $457 million, $455 million, and $503 million for the years ended December 31, 2022, 2021, and 2020, respectively, which are primarily included in Selling, general, and administrative and Research and development in the Combined Statements of Income.

Management believes that the expense and cost allocations have been determined on a basis that is a reasonable reflection of the utilization of services provided or the benefit received by the Company during 2022, 2021, and 2020. The amounts that would have been, or will be incurred, on a stand-alone basis could materially differ from the amounts allocated due to economies of scale, difference in management judgment, a requirement for more or fewer employees, or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have been had the Company operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. In addition, the future results of operations, financial position, and cash flows could differ materially from the historical results presented herein.

The Company participates in factoring programs, the majority of which were discontinued in 2021. The Company factored U.S. and non-U.S. receivables through WCS on a recourse and nonrecourse basis pursuant to various factoring and servicing agreements. See Note 5, “Receivables” for further information.

The Company historically participated in centralized GE Treasury programs. The arrangement was not reflective of the manner in which the Company would have financed its operations had it been a stand-alone business separate from GE during the periods presented. Long-term intercompany financing, including strategic financing and centralized cash management arrangements, were used to fund expansion or certain working capital needs. All adjustments relating to certain transactions among the Company and GE or GE entities, which include the transfer of the balance of cash to GE, transfer of the balance of cash held in centralized cash management arrangements to GE, settlement of certain intercompany debt between the Company and GE or GE entities, and pushdown of all costs of doing business that were paid on behalf of the Company by GE or GE entities, were excluded from the asset and liability balances in the Combined Statements of Financial Position. These amounts have instead been reported within Net parent investment as a component of equity in the Combined Statements of Financial Position. As of December 31, 2022 and 2021, respectively, net related party receivables of $97 million and $195 million were reclassified to Net parent investment in the Combined Statements of Financial Position.

The Company’s related party revenues were not significant for the years ended December 31, 2022, 2021, and 2020. The majority of related party revenues were generated from sales made to former GE industrial business units.

NOTE 18. DISCONTINUED OPERATIONS

In February 2019, we announced an agreement to sell our BioPharma business to Danaher Corporation. On March 31, 2020, we completed the sale for $20,718 million, after certain working capital adjustments. The consideration consisted of $20,301 million in cash and $417 million of pension liabilities that were assumed by Danaher Corporation. The Combined Statements of Income present the results of the BioPharma business as discontinued operations in the historical periods prior to sale, as further disclosed below.

Results of Discontinued Operations

	For the years ended December 31
	2022	2021	2020
Sales of products	$—	$—	$785
Sales of services	—	—	45

Total revenues	—	—	830

Cost of products	—	—	230
Cost of services	—	—	28
Selling, general, and administrative	—	—	142
Research and development	—	—	44

Operating income of discontinued operations	—	—	386
Non-operating income (loss)(a)	—	—	(7)
Gain on disposal	6	16	12,782

Income of discontinued operations, before income taxes	6	16	13,161
Benefit (provision) for income taxes	12	2	(1,317)

Income from discontinued operations, net of taxes	$18	$18	$11,844

Less net (loss) attributable to noncontrolling interests	—	—	(5)

Income of discontinued operations, net of taxes and amounts attributable to noncontrolling interests	$18	$18	$11,839

(a)

Non-operating income (loss) includes Interest and other financial charges – net, Non-operating benefit (income) costs, and Other (income) expense – net related to the discontinued operations of the BioPharma business.

NOTE 19. SUBSEQUENT EVENTS

On January 3, 2023, the Separation was completed through the Distribution of approximately 80.1% of outstanding shares of the Company to GE shareholders who held shares of GE common stock as of the close of business on December 16, 2022, the record date for the Distribution. As a result of the Distribution, GE stockholders received one share of the Company’s common stock for every three shares of GE common stock. On January 4, 2023, the Company began trading as an independent, publicly traded company under the stock symbol “GEHC” on the Nasdaq Stock Market LLC.

In connection with the Separation, the Company entered into or adopted several agreements that provide a framework for the relationship between the Company and GE, including, but not limited to the following:

•

Separation and Distribution Agreement – sets forth the principal actions to be taken in connection with the Separation, including the transfer of assets and assumption of liabilities, and establishes certain rights and obligations between the Company and GE following the Distribution, including procedures with respect to claims subject to indemnification and related matters.

•

Transition Services Agreement – governs all matters relating to the provision of services between the Company and GE on a transitional basis. The services the Company receives include support for digital technology, human resources, supply chain, finance, and real estate services, among others. The services generally commenced on the date of the Separation and will terminate up to 36 months following the Distribution Date depending upon the related transitional service.

•

Tax Matters Agreement (“TMA”) – governs the respective rights, responsibilities, and obligations between the Company and GE with respect to all tax matters (excluding employee-related taxes covered under the Employee Matters Agreement), in addition to certain restrictions which generally prohibit us from taking or failing to take any action in the two-year period following the Distribution that would prevent the Distribution from qualifying as tax-free for U.S. federal income tax purposes, including limitations on our ability to pursue certain strategic transactions. The TMA specifies the portion of tax liability for which the Company will bear contractual responsibility, and the Company and GE will each agree to indemnify each other against any amounts for which such indemnified party is not responsible.

•

Employee Matters Agreement – addresses certain employment, compensation, and benefits matters, including the allocation of employees between the Company and GE and the allocation and treatment of certain assets and liabilities relating to our employees and former employees.

•

Adoption of Incentive Plans – adopted (a) the GE HealthCare 2023 Long-Term Incentive Plan (the “GE HealthCare LTIP”) and (b) the GE HealthCare Mirror 2022 Long-Term Incentive Plan, the GE HealthCare Mirror 2007 Long-Term Incentive Plan and the GE HealthCare Mirror 1990 Long-Term Incentive Plan (collectively, the “GE HealthCare Mirror LTIPs”), in each case, effective as of the Distribution Date. The GE HealthCare Mirror LTIPs were adopted to assume the converted stock options and RSUs (including performance stock units) held by employees of GE HealthCare or one of its subsidiaries and corporate and former employees of GE or one of its subsidiaries, including those held by our executive officers, in each case as a result of the Spin-Off. Grants of equity awards made after the Spin-Off to our executive officers and other employees will be made under the GE HealthCare LTIP. The GE HealthCare LTIP and the GE HealthCare Mirror LTIPs became effective as of the Distribution Date.

As a result of the Separation, the Company will record certain spin-off related transactions during the first quarter of 2023, including, but not limited to the following:

•

Deferred compensation arrangements – GE transferred obligations related to deferred compensation arrangements for non-GE HealthCare employees of $525 million to GE HealthCare. We did not record any liabilities associated with these obligations in our Combined Statements of Financial Position as of December 31, 2022 and 2021. In January 2023, the Company entered into non-designated hedges that are intended to serve as economic hedges for the deferred compensation arrangements that are exposed to stock market volatility. The gross notional amount of the hedges was $224 million.

•

Income taxes – GE transferred additional deferred income taxes to the Company. The amounts assumed by the Company are primarily tax attributes of approximately $1,700 million to $2,200 million that were not part of the Company’s stand-alone operations and approximately $958 million of deferred income taxes related to pension plans transferred to the Company; see Note 10, “Postretirement Benefit Plans” for further information. There was also approximately $516 million of deferred income tax liabilities on unrecognized gains to be recorded in AOCI related to pension plans transferred to the Company. These amounts are not included in the Combined Statements of Financial Position as of December 31, 2022 and 2021. There may be changes to these amounts to reflect realizability and measurement conclusions on a GE HealthCare basis.

Following the Separation, the Company has remaining performance guarantees on behalf of GE. Under the Separation and Distribution Agreement, GE is obligated to use reasonable best efforts to replace the Company as the guarantor or terminate all such performance guarantees. Until such termination or replacement, in the event of non-fulfillment of contractual obligations by the relevant obligors, the Company could be obligated to make payments under the applicable instruments for which GE is obligated to reimburse and indemnify the Company. As of January 3, 2023, the Company’s maximum aggregate exposure, subject to GE reimbursement, is approximately $164 million. In addition, GE has agreed to fund on behalf of the Company certain technology costs of approximately $75 million expected to occur within one year from the Separation.

On February 1, 2023, our Board of Directors approved a one-time equity grant of approximately $100 million, including approximately 1.5 million stock options and 0.8 million restricted stock units of GE HealthCare Technologies Inc. to approximately 8,200 employees. The stock options and restricted stock units were valued based on the share price as of the close of trading on February 1, 2023, and will vest 50% on February 1, 2025, and 50% on February 1, 2026.

*******************************************************************************************

Condensed Consolidated and Combined Statements of Income (Unaudited)

	For the three months ended March 31
(In millions, except per share amounts)	2023	2022
Sales of products	$3,131	$2,787
Sales of services	1,576	1,556

Total revenues	4,707	4,343

Cost of products	2,037	1,914
Cost of services	779	751

Gross profit	1,891	1,678

Selling, general, and administrative	1,062	931
Research and development	270	238

Total operating expenses	1,332	1,169

Operating income	559	509
Interest and other financial charges – net	136	4
Non-operating benefit (income) costs	(115)	(2)
Other (income) expense – net	(8)	(26)

Income from continuing operations before income taxes	546	533
Benefit (provision) for income taxes	(163)	(131)

Net income	383	402

Net (income) attributable to noncontrolling interests	(11)	(13)

Net income attributable to GE HealthCare	372	389

Deemed preferred stock dividend of redeemable noncontrolling interest	(183)	—

Net income attributable to GE HealthCare common stockholders	$189	$389

Earnings per share:
Basic earnings per share	$0.42	$0.86
Diluted earnings per share	$0.41	$0.86
Weighted-average number of shares outstanding:
Basic	454	454
Diluted	457	454

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

Condensed Consolidated and Combined Statements of Comprehensive Income (Unaudited)

	For the three months ended March 31
(In millions, net of tax)	2023	2022
Net income attributable to GE HealthCare	$372	$389
Net income attributable to noncontrolling interests	11	13

Net income	383	402

Other comprehensive income (loss):
Currency translation adjustments – net of taxes	57	(153)
Benefit plans – net of taxes	(65)	(5)
Cash flow hedges – net of taxes	(39)	24

Other comprehensive income (loss)	(47)	(134)

Comprehensive income	336	268
Comprehensive (income) attributable to noncontrolling interests	(11)	(13)

Comprehensive income attributable to GE HealthCare	$325	$255

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

Condensed Consolidated and Combined Statements of Financial Position (Unaudited)

	As of
(In millions, except share and per share amounts)	March 31, 2023	December 31, 2022
Cash, cash equivalents, and restricted cash	$2,327	$1,445
Receivables – net of allowances of $91 and $91	3,373	3,295
Due from related parties	31	17
Inventories	2,256	2,155
Contract and other deferred assets	983	989
All other current assets	634	417

Current assets	9,604	8,318

Property, plant, and equipment – net	2,327	2,314
Goodwill	12,924	12,813
Other intangible assets – net	1,494	1,520
Deferred income taxes	4,336	1,550
All other assets	1,952	1,024

Total assets	$32,637	$27,539

Short-term borrowings	$5	$15
Accounts payable	2,977	2,944
Due to related parties	186	146
Contract liabilities	2,031	1,896
All other current liabilities	3,037	2,190

Current liabilities	8,236	7,191

Long-term borrowings	10,234	8,234
Compensation and benefits	5,372	549
Deferred income taxes	64	370
All other liabilities	1,834	1,603

Total liabilities	25,740	17,947
Commitments and contingencies

Redeemable noncontrolling interests	201	230

Common stock, par value $0.01 per share, 1,000,000,000 shares authorized, 454,617,131 shares issued and outstanding as of March 31, 2023; 100 shares issued and outstanding as of December 31, 2022	5	—
Additional paid-in capital	6,425	—
Retained earnings	185	—
Net parent investment	—	11,235
Accumulated other comprehensive income (loss) – net	75	(1,878)

Total equity attributable to GE HealthCare	6,690	9,357
Noncontrolling interests	6	5

Total equity	6,696	9,362

Total liabilities, redeemable noncontrolling interests, and equity	$32,637	$27,539

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

Condensed Consolidated and Combined Statements of Changes in Equity (Unaudited)

	Common stock
(In millions)	Common shares outstanding	Par value	Additional paid-in capital	Retained earnings	Net parent investment	Accumulated other comprehensive income (loss) – net	Equity attributable to noncontrolling interests	Total equity
Balances as of December 31, 2022	—	$—	$—	$—	$11,235	$(1,878)	$5	$9,362
Net transfers from Parent, including Spin-Off-related adjustments	—	—	—	—	(4,833)	2,000	(1)	(2,834)
Issuance of common stock in connection with the Spin-Off and reclassification of net parent investment	454	5	6,397	—	(6,402)	—	—	—
Issuance of common stock in connection with employee stock plans	1	—	4	—	—	—	—	4
Net income attributable to GE HealthCare	—	—	—	372	—	—	—	372
Currency translation adjustments – net of taxes	—	—	—	—	—	57	—	57
Benefit plans – net of taxes	—	—	—	—	—	(65)	—	(65)
Cash flow hedges – net of taxes	—	—	—	—	—	(39)	—	(39)
Changes in equity attributable to noncontrolling interests	—	—	—	—	—	—	2	2
Share-based compensation expense	—	—	24	—	—	—	—	24
Changes in equity due to redemption value adjustments on redeemable noncontrolling interests	—	—	—	(187)	—	—	—	(187)

Balances as of March 31, 2023	455	$5	$6,425	$185	$—	$75	$6	$6,696

	Common stock
(In millions)	Common shares outstanding	Par value	Additional paid-in capital	Retained earnings	Net parent investment	Accumulated other comprehensive income (loss) – net	Equity attributable to noncontrolling interests	Total equity
Balances as of December 31, 2021	—	$—	$—	$—	$17,692	$(1,037)	$21	$16,676
Net income attributable to GE HealthCare	—	—	—	—	389	—	—	389
Currency translation adjustments – net of taxes	—	—	—	—	—	(153)	—	(153)
Benefit plans – net of taxes	—	—	—	—	—	(5)	—	(5)
Cash flow hedges – net of taxes	—	—	—	—	—	24	—	24
Transfers (to) from GE	—	—	—	—	(353)	—	—	(353)
Changes in equity attributable to noncontrolling interests	—	—	—	—	—	—	—	—

Balances as of March 31, 2022	—	$—	$—	$—	$17,728	$(1,171)	$21	$16,578

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

Condensed Consolidated and Combined Statements of Cash Flows (Unaudited)

	For the three months ended March 31
(In millions)	2023	2022
Net income	$383	$402
Adjustments to reconcile Net income to Cash from (used for) operating activities
Depreciation and amortization of property, plant, and equipment	61	56
Amortization of intangible assets	96	103
Net periodic postretirement benefit plan (income) expense	(101)	3
Postretirement plan contributions	(91)	(6)
Provision for income taxes	163	131
Share-based compensation	24	19
Cash paid during the year for income taxes	(102)	(203)
Cash paid during the year for interest	(42)	—
Changes in operating assets and liabilities, excluding the effects of acquisitions and dispositions:
Receivables	(22)	(139)
Due from related parties	5	(5)
Inventories	(122)	(244)
Contract and other deferred assets	12	(34)
Accounts payable	87	319
Due to related parties	6	16
Contract liabilities	119	77
All other operating activities	(8)	(27)

Cash from (used for) operating activities	468	468

Cash flows – investing activities
Additions to property, plant, and equipment	(143)	(100)
Dispositions of property, plant, and equipment	—	3
Purchases of businesses, net of cash acquired	(127)	—
All other investing activities	4	(3)

Cash from (used for) investing activities	(266)	(100)

Cash flows – financing activities
Net increase (decrease) in borrowings (maturities of 90 days or less)	(9)	2
Newly issued debt, net of debt issuance costs (maturities longer than 90 days)	2,000	—
Repayments and other reductions (maturities longer than 90 days)	(6)	(1)
Net transfers (to) from GE	(1,317)	(391)
All other financing activities	5	(30)

Cash from (used for) financing activities	673	(420)
Effect of foreign currency rate changes on cash, cash equivalents, and restricted cash	8	(3)

Increase (decrease) in cash, cash equivalents, and restricted cash	883	(55)
Cash, cash equivalents, and restricted cash at beginning of year	1,451	561

Cash, cash equivalents, and restricted cash as of March 31	$2,334	$506

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

BACKGROUND.

GE HealthCare Technologies Inc. (“GE HealthCare,” the “Company,” “our,” or “we”) is a leading global medical technology, pharmaceutical diagnostics, and digital solutions innovator. We operate at the center of the healthcare ecosystem, enabling precision care by increasing health system capacity, enhancing productivity, digitizing healthcare delivery, and improving clinical outcomes while serving patients’ demand for greater efficiency, access, and personalized medicine. Our products, services, and solutions enable clinicians to make more informed decisions quickly and efficiently, improving patient care from diagnosis to therapy to monitoring.

On January 3, 2023 (the “Distribution Date”), the General Electric Company (“GE” or “Parent”) completed the previously announced spin-off of GE HealthCare Technologies Inc. (the “Spin-Off”). The Spin-Off was completed through a distribution of approximately 80.1% of the Company’s outstanding common stock to holders of record of GE’s common stock as of the close of business on December 16, 2022 (the “Distribution”), which resulted in the issuance of approximately 454 million shares of common stock. Prior to the Distribution, the Company issued 100 shares of common stock in exchange for $1.00, all of which were held by GE as of December 31, 2022. As a result of the Distribution, the Company became an independent public company. Our common stock is listed under the symbol “GEHC” on the Nasdaq Stock Market LLC (“Nasdaq”).

During the first quarter of 2023, certain Spin-Off-related adjustments were recorded to reflect transfers from GE, the draw-down of the Term Loan Facility and settlement of Spin-Off transactions with GE, which resulted in the net reduction in Total equity of $2,834 million. These items substantially consisted of: (a) the transfer of certain pension plan liabilities and assets as described in Note 9, “Postretirement Benefit Plans,” (b) the transfer of certain deferred income taxes as described in Note 10, “Income Taxes,” (c) deferred compensation liabilities of $548 million, and (d) employee termination obligations as described in Note 14, “Restructuring and Other Activities”.

In connection with the Spin-Off, the Company entered into or adopted several agreements that provide a framework for the relationship between the Company and GE. See Note 18, “Related Parties” for more information on these agreements.

Unless the context otherwise requires, references to “GE HealthCare,” “we,” “us,” “our,” and the “Company” refer to (i) GE’s healthcare business prior to the Spin-Off as a carve-out business of GE with related condensed combined financial statements and (ii) GE HealthCare Technologies Inc. and its subsidiaries following the Spin-Off with related condensed consolidated financial statements.

BASIS OF PRESENTATION.

The condensed consolidated and combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and present the historical results of operations, comprehensive income, and cash flows for the three months ended March 31, 2023 and 2022 and the financial position as of March 31, 2023 and December 31, 2022. It is management’s opinion that these financial statements include all normal and recurring adjustments necessary for a fair presentation of the Company’s financial position and operating results. The following tables are presented in millions of U.S dollars unless otherwise stated.

All intercompany balances and transactions within the Company have been eliminated in the condensed consolidated and combined financial statements. These financial statements include certain transactions with GE, which are disclosed as related party transactions. See Note 18, “Related Parties” for further information.

Prior to the Spin-Off, the condensed combined financial statements were derived from the consolidated financial statements and accounting records of GE including the historical cost basis of assets and liabilities comprising the Company, as well as the historical revenues, direct costs, and allocations of indirect costs attributable to the operations of the Company, using the historical accounting policies applied by GE. The condensed combined financial statements do not purport to reflect what the results of operations, comprehensive income, financial position, or cash flows would have been had the Company operated as a separate, stand-alone entity during the periods presented.

The condensed consolidated and combined financial statements should be read in conjunction with the Company’s audited combined financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2022.

ESTIMATES AND ASSUMPTIONS.

The preparation of the condensed consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates based on assumptions about current, and for some estimates, future, economic and market conditions, which affect the reported amounts and related disclosures in the condensed consolidated and combined financial statements. We base our estimates and judgments on historical experience and on various other assumptions and information that we believe to be reasonable under the circumstances. Although our estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from our expectations, which could materially affect our results of operations, financial position, and cash flows.

While there has not been a material impact to our accounting estimates as of March 31, 2023 and December 31, 2022 and the results for the three months ended March 31, 2023 and 2022, a number of estimates could be affected by the ongoing COVID-19 pandemic. The severity, magnitude, and duration, as well as the economic consequences of the COVID-19 pandemic, are uncertain and difficult to predict. As a result, our accounting estimates and assumptions may change over time in response to COVID-19. Such changes could result in future impairments of goodwill, intangible assets, long-lived assets, and investment securities, incremental credit losses on receivables, a decrease in the realizability of our tax assets, or an increase in our related obligations as of the time of a relevant measurement event.

ACCOUNTING CHANGES.

Accounting Standards Codification (“ASC”) Topic 740, Income Taxes, provides that interest and penalties related to unrecognized income tax benefits may either be classified as income tax expense or interest expense in the condensed consolidated statements of operations. In the first quarter of 2023, the Company changed its accounting policy for presentation of interest expense on uncertain tax positions. The interest was previously presented within “Interest and other financial charges — net” and has changed to being presented within “Benefit (provision) for income taxes.” The Company believes this presentation is preferable because the cost is related to income tax matters and this presentation enhances comparability with our peers. The effects of the change in accounting have been prospectively applied to periods beginning in the first quarter of 2023 and were not material to any previously reported periods prior to March 31, 2023.

Recent Accounting Pronouncements reflected in the Condensed Consolidated and Combined Financial Statements

In September 2022, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2022-04, Liabilities — Supplier Finance Programs (Subtopic 405-50). The ASU requires companies to disclose information about supplier finance programs, including key terms of the program, outstanding confirmed amounts as of the end of the period, a rollforward of such amounts during each annual period, and a description of where the amounts are presented. The new standard does not affect the recognition, measurement, or financial statement presentation of supplier finance obligations. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods, except for rollforward information, which is effective for fiscal years beginning after December 15, 2023. The Company adopted this guidance on January 1, 2023. See Note 17, “Supplemental Financial Information” for further information.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The ASU requires companies to apply the definition of a performance obligation under ASC 606 Revenue from Contracts with Customers to recognize and measure contract assets and contract liabilities relating to contracts with customers acquired in a business combination. Prior to the adoption of this ASU, an acquirer generally recognized assets acquired and liabilities assumed in a business combination, including contract assets and contract liabilities arising from revenue contracts with customers, at fair value on the acquisition date. The ASU results in the acquirer recording acquired contract assets and liabilities on the same basis that would have been recorded by the acquiree before the acquisition under ASC 606. The ASU is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this guidance on January 1, 2023 using a prospective method, and the adoption did not have a material impact on the condensed consolidated financial statements.

NOTE 2. REVENUE RECOGNITION

Our revenues primarily consist of sales of products and services to customers. Products include equipment, imaging agents, software-related offerings, and upgrades. Services include contractual and stand-by preventative maintenance and corrective services, as well as related parts and labor, extended warranties, training, and other service-type offerings. The Company recognizes revenue from contracts with customers when the customer obtains control of the underlying products or services.

Contract and Other Deferred Assets

	As of
	March 31, 2023	December 31, 2022
Contract assets	$593	$584
Other deferred assets	390	405

Contract and other deferred assets	983	989
Non-current contract assets(a)	38	37
Non-current other deferred assets(a)	81	82

Total contract and other deferred assets	$1,102	$1,108

(a)	Non-current contract and other deferred assets are recognized within All other assets in the Condensed Consolidated and Combined Statements of Financial Position.

Contract assets primarily reflect revenue recognized on contracts in excess of billings based on contractual terms. Contract assets are classified as current or non-current based on the amount of time expected to lapse until the Company’s right to consideration becomes unconditional. Other deferred assets consist of costs to obtain contracts, primarily commissions, other cost deferrals for shipped products, and deferred service, labor, and direct overhead costs.

CONTRACT LIABILITIES.

Contract liabilities primarily include customer advances and deposits received when orders are placed and billed in advance of completion of performance obligations. Contract liabilities are classified as current or non-current based on the periods over which remaining performance obligations are expected to be satisfied and fulfilled with our customers.

As of March 31, 2023 and December 31, 2022, contract liabilities were approximately $2,681 million and $2,526 million, respectively, of which the non-current portion of $650 million and $630 million, respectively, was recognized in All other liabilities in the Condensed Consolidated and Combined Statements of Financial Position. Contract liabilities increased by $155 million in 2023 primarily due to an increase in customer advances and deposits as a result of product orders growth relative to fulfillment and the normal annual service contract billing cycle. Revenue recognized related to the contract liabilities balance at the beginning of the year was approximately $759 million and $715 million for the three months ended March 31, 2023 and 2022, respectively.

REMAINING PERFORMANCE OBLIGATIONS.

Remaining performance obligations represent the estimated revenue expected from customer contracts that are partially or fully unperformed inclusive of amounts deferred in contract liabilities, excluding contracts, or portions thereof, that provide the customer with the ability to cancel or terminate without incurring a substantive penalty. As of March 31, 2023, the aggregate amount of the contracted revenues allocated to our unsatisfied (or partially unsatisfied) performance obligations was $14,490 million. We expect to recognize revenue as we satisfy our remaining performance obligations as follows: a) product-related remaining performance obligations of $4,966 million of which 99% is expected to be recognized within two years, and the remaining thereafter; and b) services-related remaining performance obligations of $9,524 million of which 67% and 97% is expected to be recognized within two years and five years, respectively, and the remaining thereafter.

NOTE 3. SEGMENT INFORMATION

GE HealthCare’s operations are organized and managed through four reportable segments: Imaging, Ultrasound, Patient Care Solutions (“PCS”), and Pharmaceutical Diagnostics (“PDx”). These segments have been identified based on the nature of the products sold and how the Company manages its operations. We have not aggregated any of our operating segments to form reportable segments. A description of our reportable segments has been provided in the “Business” section of our Annual Report on Form 10-K for the year ended December 31, 2022.

The performance of these segments is principally measured based on Total revenues and an earnings metric defined as “Segment EBIT.” Segment EBIT is calculated as Income from continuing operations less the following: Benefit (provision) for income taxes, Interest and other financial charges — net, Non-operating benefit (income) costs, restructuring costs, acquisition and disposition-related benefits (charges), gains and losses on business dispositions, Spin-Off and separation costs, amortization of acquisition-related intangible assets, and investment revaluation gains and losses.

Total Revenues by Segment

	For the three months ended March 31
	2023	2022
Imaging:
Radiology	$2,088	$1,918
Interventional Guidance	408	393

Total Imaging	2,496	2,311
Total Ultrasound	859	815
PCS:
Monitoring Solutions	552	521
Life Support Solutions	229	195

Total PCS	781	716
Total PDx	558	484
Other(a)	13	17

Total revenues	$4,707	$4,343

(a)

Financial information not presented within the reportable segments, shown within the Other category, represents the HealthCare Financial Services (“HFS”) business which does not meet the definition of an operating segment.

Segment EBIT

	For the three months ended March 31
	2023	2022
Segment EBIT
Imaging	$191	$206
Ultrasound	207	192
PCS	109	65
PDx	155	138
Other(a)	2	(2)

	$664	$599
Restructuring costs	(12)	(12)
Acquisition and disposition-related benefits (charges)	(1)	(15)
Gain (loss) of business dispositions and divestments	—	3
Spin-Off and separation costs	(58)	—
Amortization of acquisition-related intangible assets	(31)	(33)
Investment revaluation gain (loss)	5	(8)
Interest and other financial charges — net	(136)	(4)
Non-operating benefit income (costs)	115	2

Income from continuing operations before income taxes	$546	$533

(a)

Financial information not presented within the reportable segments, shown within the Other category, represents the HFS business and certain other investments which do not meet the definition of an operating segment.

NOTE 4. RECEIVABLES

Current Receivables

	As of
	March 31, 2023	December 31, 2022
Current customer receivables(a)	$3,150	$3,112

Non-income based tax receivables	192	174
Other sundry receivables	122	100

Sundry receivables	314	274
Allowance for credit losses	(91)	(91)

Total current receivables — net	$3,373	$3,295

(a)

Chargebacks, which are primarily related to our PDx business, are generally settled through issuance of credits, typically within one month of initial recognition, and are recorded as a reduction to current customer receivables. Balances related to chargebacks were $200 million and $157 million as of March 31, 2023 and December 31, 2022, respectively. The increase in chargebacks is primarily due to higher wholesaler product levels.

Long-Term Receivables

	As of
	March 31, 2023	December 31, 2022
Long-term customer receivables	$71	$80
Sundry receivables	71	57
Non-income based tax receivables	28	28
Supplier advances	11	11
Allowance for credit losses	(30)	(31)

Total long-term receivables — net(a)	$151	$145

(a)	Long-term receivables are recognized within All other assets in the Condensed Consolidated and Combined Statements of Financial Position.

NOTE 5. FINANCING RECEIVABLES

Financing Receivables

	As of
	March 31, 2023	December 31, 2022
Loans, net of deferred income	$31	$29
Investment in financing leases, net of deferred income	73	72
Allowance for credit losses	(4)	(4)

Current financing receivables — net(a)	100	97

Loans, net of deferred income	44	44
Investment in financing leases, net of deferred income	157	158
Allowance for credit losses	(5)	(6)

Non-current financing receivables — net(a)	$196	$196

(a)

Current financing receivables and non-current financing receivables are recognized within All other current assets and All other assets, respectively, in the Condensed Consolidated and Combined Statements of Financial Position.

As of March 31, 2023, 6%, 4%, and 5% of financing receivables were over 30 days past due, over 90 days past due, and on nonaccrual, respectively, with the majority of nonaccrual financing receivables secured by collateral. As of December 31, 2022, 7%, 6%, and 6% of financing receivables were over 30 days past due, over 90 days past due, and on nonaccrual, respectively, with the majority of nonaccrual financing receivables secured by collateral.

NOTE 6. PROPERTY, PLANT, AND EQUIPMENT AND OPERATING LEASES

Property, Plant, and Equipment — Net

	As of
	March 31, 2023	December 31, 2022
Original cost	$5,060	$4,989
Less accumulated depreciation and amortization	(3,039)	(2,988)
Right-of-use operating lease assets	306	313

Property, plant, and equipment — net	$2,327	$2,314

OPERATING LEASE LIABILITIES.

Operating lease liabilities recognized within all other current and non-current liabilities in the Condensed Consolidated and Combined Statements of Financial Position were $341 million and $347 million as of March 31, 2023 and December 31, 2022, respectively. Expense related to our operating lease portfolio was $56 million for both the three months ended March 31, 2023 and 2022.

NOTE 7. ACQUISITIONS, GOODWILL, AND OTHER INTANGIBLE ASSETS

ACQUISITIONS.

On February 17, 2023, the Company acquired 100% of the stock of Caption Health, Inc. (“Caption Health”) for $127 million of upfront payment, $10 million future holdback payment and potential earn-out payments valued at $13 million based primarily on various milestones and sales targets. The preliminary purchase price allocation resulted in goodwill of $105 million, intangible assets of $60 million, and deferred tax liabilities of $14 million. The goodwill associated with the acquired business is non-deductible for tax purposes and is reported in the Ultrasound segment. Caption Health is an artificial intelligence (“AI”) company whose technology expands access to AI-guided ultrasound screening for novice users.

See Note 12, “Financial Instruments and Fair Value Measurements” for further information about the fair value measurement of contingent consideration.

Goodwill

	Balance as of December 31, 2022	Acquisitions	Foreign exchange and other	Balance as of March 31, 2023
Imaging	$4,409	$—	$4	$4,413
Ultrasound	3,835	105	1	3,941
PCS	2,036	—	1	2,037
PDx	2,533	—	—	2,533

Total Goodwill	$12,813	$105	$6	$12,924

We assess the possibility that a reporting unit’s fair value has been reduced below its carrying amount due to the occurrence of events or circumstances between annual impairment testing dates. We did not identify any reporting units that required an interim impairment test since the last annual impairment testing date.

Substantially all other intangible assets are subject to amortization. Intangible assets decreased during the three months ended March 31, 2023, primarily as a result of amortization, partially offset by $60 million of additions related to the acquisition of Caption Health. Amortization expense was $96 million and $103 million for the three months ended March 31, 2023 and 2022, respectively.

NOTE 8. BORROWINGS

The Company’s borrowings include the following senior unsecured notes and credit agreements:

Senior Unsecured Notes

The Company’s long-term borrowings include $8,250 million aggregate principal amount of senior unsecured notes in six series with maturity dates ranging from 2024 through 2052 (collectively, the “Notes”).

Credit Facilities

The Company has credit agreements providing for:

•	a five-year senior unsecured revolving credit facility in an aggregate committed amount of $2,500 million;

•	a 364-day senior unsecured revolving credit facility in an aggregate committed amount of $1,000 million; and

•

a three-year senior unsecured term loan credit facility in an aggregate principal amount of $2,000 million (the “Term Loan Facility” and, together with the five-year revolving credit facility and the 364-day revolving credit facility, the “Credit Facilities”).

There were no outstanding amounts under the five-year revolving credit facility and the 364-day revolving credit facility as of March 31, 2023 or December 31, 2022. On January 3, 2023, the Company completed a $2,000 million drawdown of the Term Loan Facility in connection with the Spin-Off from GE.

The average interest rate for the Notes and our Credit Facilities for the three months ended March 31, 2023 was 5.94%. We had no principal debt repayments on the Notes or the Credit Facilities for the three months ended March 31, 2023.

Long-Term Borrowings Composition

	As of
	March 31, 2023	December 31, 2022
5.550% senior notes due November 15, 2024	$1,000	$1,000
5.600% senior notes due November 15, 2025	1,500	1,500
5.650% senior notes due November 15, 2027	1,750	1,750
5.857% senior notes due March 15, 2030	1,250	1,250
5.905% senior notes due November 22, 2032	1,750	1,750
6.377% senior notes due November 22, 2052	1,000	1,000
Term Loan Facility	2,000	—
Other	33	38

Total principal debt issued	10,283	8,288

Less: Unamortized debt issuance costs and discounts	44	47
Less: Current portion of long-term borrowings	5	7

Long-term borrowings, net of current portion	$10,234	$8,234

See Note 12, “Financial Instruments and Fair Value Measurements” for further information about borrowings and associated interest rate and cross-currency swaps.

LETTERS OF CREDIT, GUARANTEES, AND OTHER COMMITMENTS.

In addition to the Notes, which were guaranteed on a senior unsecured basis by GE through the completion of the Spin-Off, at which time GE was automatically and unconditionally released and discharged from all obligations under its guarantees, as of March 31, 2023 and December 31, 2022, the Company had unused letters of credit, bank guarantees, bid bonds, and surety bonds of approximately $675 million and $657 million, respectively, related to certain commercial contracts. Additionally, we have approximately $44 million and $43 million of guarantees as of March 31, 2023 and December 31, 2022, respectively, primarily related to residual value guarantees on equipment sold to third-party finance companies. Our Condensed Consolidated and Combined Statements of Financial Position reflects a liability of $4 million and $4 million as of March 31, 2023 and December 31, 2022, respectively, related to these guarantees. For credit-related guarantees, we estimate our expected credit losses related to off-balance sheet credit exposure consistent with the method used to estimate the allowance for credit losses on financial assets held at amortized cost. See Note 13, “Commitments, Guarantees, Product Warranties, and Other Loss Contingencies” for further information on guarantee arrangements with GE.

NOTE 9. POSTRETIREMENT BENEFIT PLANS

PENSION BENEFITS AND RETIREE HEALTH AND LIFE BENEFITS SPONSORED BY GE, TRANSFERRED TO GE HEALTHCARE IN CONNECTION WITH THE SPIN-OFF.

Certain GE HealthCare employees were covered under various pension and retiree health and life plans sponsored by GE prior to the Spin-Off, including principal pension plans, other pension plans, and principal retiree benefit plans. A subset of these pension plans have been closed to new participants. For the three months ended March 31, 2022, relevant participation costs for these plans were allocated to the Company and recognized within the Condensed Combined Statement of Income. These included service costs for active employees in the U.S. GE Pension Plan, certain international pension plans, the U.S. GE Supplementary Pension Plan, and the U.S. retiree benefit plan. We did not record any liabilities associated with our participation in these plans in our Condensed Combined Statement of Financial Position as of December 31, 2022.

Expenses associated with our employees’ participation in the U.S. GE principal pension and principal retiree benefit plans, which represent the majority of related expense, were $24 million for the three months ended March 31, 2022. Expenses associated with our employees’ participation in GE’s non-U.S. based pension plans were $4 million for the three months ended March 31, 2022.

In connection with the Spin-Off, on January 1, 2023, these plans were separated and GE transferred certain liabilities and assets of these plans to GE HealthCare based upon measurements as of December 31, 2022. The amounts assumed by GE HealthCare on January 1, 2023, are shown in the tables below.

Accumulated Benefit Obligations and Unrecognized Gain

	As of January 1, 2023
	Defined benefit plans	Other postretirement plans	Total
Accumulated benefit obligations	$21,696	$1,210	$22,906
Unrecognized gain to be recorded in AOCI	1,258	1,223	2,481

Net Benefit Liability

	As of January 1, 2023
	Defined benefit plans	Other postretirement plans	Total
Projected benefit obligations	$21,743	$1,210	$22,953
Fair value of assets	18,908	—	18,908

Net liability	$2,835	$1,210	$4,045

PENSION PLANS SPONSORED BY GE HEALTHCARE, INCLUDING THOSE TRANSFERRED BY GE.

As the pension plans were transferred by GE on January 1, 2023, there are no amounts included for these plans in the period ended March 31, 2022. Pension plans with pension assets or obligations less than $50 million and $20 million as of March 31, 2023 and 2022, respectively, are not included in the results below.

Components of Expense (Income)

	Defined benefit plans		Other post-retirement plans
For the three months ended March 31	2023	2022	2023	2022
Service cost — Operating	$14	$5	$2	$—
Interest cost	292	4	15	—
Expected return on plan assets	(356)	(7)	—	—
Amortization of net loss (gain)	(29)	2	(16)	—
Amortization of prior service cost (credit)	(1)	(1)	(22)	—

Non-operating	$(94)	$(2)	$(23)	$—

Net periodic (income) expense	$(80)	$3	$(21)	$—

For the three months ended March 31, 2023, the Company made contributions for benefit payments totaling $48 million to the pension plans and $43 million to its postretirement plans. For the remainder of 2023, the Company expects to make future benefit payments of approximately $255 million to our defined benefit pension and postretirement plans for benefit payments. The Company does not have a required minimum cash pension contribution obligation for its U.S. plans in 2023. Future contributions will depend on market conditions, interest rates, and other factors.

Prior to the Spin-Off, we disclosed postretirement plans with assets or obligations that exceeded $20 million. As a result of the transferred liabilities and assets to GE HealthCare on January 1, 2023, we now present postretirement plans with assets or obligations that exceed $50 million. For the year, the Company expects to contribute approximately $11 million to postretirement plans that are no longer disclosed.

Defined Contribution Plan

As a result of the Spin-Off, GE HealthCare established a defined contribution plan for its eligible U.S. employees that was largely consistent with the plan they participated in while GE HealthCare operated as a business of GE. Expenses associated with our employees’ participation in GE HealthCare’s defined contribution plan in 2023 and GE’s defined contribution plan in 2022 represent the employer matching contributions for GE HealthCare employees and were $33 million and $31 million for the three months ended March 31, 2023 and 2022, respectively.

NOTE 10. INCOME TAXES

Our income tax rate was 29.9% and 24.6% for the three months ended March 31, 2023 and 2022, respectively. The tax rate for 2023 is higher than the U.S. statutory rate primarily due to the cost of global activities, including the U.S. taxation on international operations, withholding taxes, and state taxes. The tax rate for 2022 is higher than the U.S. statutory rate primarily due to the cost of global activities, including the U.S. taxation on international operations and state taxes.

The Company is currently being audited in a number of jurisdictions for tax years 2004-2021, including China, Egypt, France, Germany, Norway, the United Kingdom, and the U.S.

In the first quarter of 2023, the Company changed its accounting policy for presentation of interest expense on uncertain tax positions from within “Interest and other financial charges — net” to within “Benefit (provision) for income taxes.” See Note 1, “Organization and Basis of Presentation” for further information.

Post Spin-Off, the Company’s previously undistributed earnings of certain of our foreign subsidiaries are no longer indefinitely reinvested in non-U.S. businesses due to current U.S. funding needs. Therefore, an incremental deferred tax liability of $30 million has been recorded for withholding and other foreign taxes due upon future distribution of earnings. In addition, the Company is providing for withholding and other foreign taxes due upon future distribution of current period earnings.

Also, in connection with the Spin-Off, our net deferred income tax assets increased by $3,099 million primarily due to transfers from GE, including $964 million related to pension and postretirement benefits, with the remainder primarily attributable to tax attributes that were not part of the Company’s stand-alone operations, and changes to valuation on a GE HealthCare basis.

NOTE 11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) — NET

Changes in Accumulated other comprehensive income (loss) (“AOCI”) by component, net of income taxes, for the three months ended March 31, 2023 and 2022 were as follows:

	For the three months ended March 31, 2023
	Currency translation adjustments(a)	Benefit plans	Cash flow hedges	Total AOCI
December 31, 2022	$(1,845)	$(42)	$9	$(1,878)

Other comprehensive income (loss) before reclasses — net of taxes of $(11), $2, and $4	85	(13)	(13)	59
Unrecognized gain transferred from GE pension — net of taxes of $0, $(509), and $0(b)	—	1,972	—	1,972
Reclasses from AOCI — net of taxes of $0, $16, and $7	—	(52)	(26)	(78)

March 31, 2023	$(1,760)	$1,865	$(30)	$75

	For the three months ended March 31, 2022
	Currency translation adjustments(a)	Benefit plans	Cash flow hedges	Total AOCI
December 31, 2021	$(969)	$(100)	$32	$(1,037)

Other comprehensive income (loss) before reclasses — net of taxes of $(2), $(9), and $(6)	(153)	(5)	35	(123)
Reclasses from AOCI — net of taxes of $0, $0, and $0	—	—	(11)	(11)

March 31, 2022	$(1,122)	$(105)	$56	$(1,171)

(a)

The amount of foreign currency translation recognized in Other comprehensive income (loss) during the three months ended March 31, 2023 and 2022 included net gains (losses) relating to net investment hedges, as further discussed in Note 12, “Financial Instruments and Fair Value Measurements.”

(b)	Refer to Note 9, “Postretirement Benefit Plans” for further information on the unrecognized gain transferred from GE pension in connection with the Spin-Off.

NOTE 12. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

DERIVATIVES AND HEDGING.

Our primary objective in executing and holding derivatives is to reduce the earnings and cash flow volatility associated with fluctuations in foreign currency exchange rates and commodity prices and hedge the volatility associated with the translation of the assets and liabilities of subsidiaries with a different functional currency than the U.S. Dollar (“USD”). These hedge contracts reduce, but do not entirely eliminate, the impact of foreign currency rate and commodity price movements. The Company does not enter into or hold derivative instruments for speculative trading purposes.

Cash Flow Hedges

The total amount in AOCI related to cash flow hedges of foreign currency-denominated forecasted transactions was a net $30 million loss as of March 31, 2023. We expect to reclassify $27 million of pre-tax net deferred losses associated with designated cash flow hedges to earnings in the next 12 months, contemporaneously with the earnings effects of the related forecasted transactions. Pre-tax gains (losses) reclassified from AOCI into earnings were $33 million and $11 million, for the three months ended March 31, 2023 and 2022, respectively. As of March 31, 2023, the maximum length of time over which we are hedging our forecasted transactions was approximately two years.

Net Investment Hedges

As of March 31, 2023 and December 31, 2022, the Company had $2,176 million and $2,132 million notional, respectively, of receive-fixed USD, pay-fixed Euro (“EUR”) cross-currency swaps and designated each as the hedging instruments in net investment hedging relationships in order to mitigate the foreign currency risk attributable to the translation of its net investment in certain EUR-functional subsidiaries.

The following table presents the gross fair values of our outstanding derivative instruments as of the dates indicated:

Fair Value of Derivatives

	March 31, 2023			December 31, 2022
	Gross Notional	Fair Value – Assets	Fair Value – Liabilities	Gross Notional	Fair Value – Assets	Fair Value – Liabilities
Foreign currency exchange contracts	$1,226	$25	$62	$1,240	$32	$53

Derivatives accounted for as cash flow hedges	1,226	25	62	1,240	32	53

Cross-currency swaps	2,176	21	167	2,132	—	111

Derivatives accounted for as net investment hedges	2,176	21	167	2,132	—	111

Foreign currency exchange contracts	4,690	38	22	4,456	9	20
Embedded derivatives	594	19	14	604	24	18
Equity contracts	231	15	3	8	—	6
Commodity derivatives	54	1	3	48	1	1

Derivatives not designated as hedges	5,569	73	42	5,116	34	45

Total derivatives	$8,971	$119	$271	$8,488	$66	$209

Under the master arrangements with the respective counterparties to our derivative contracts, in certain circumstances and subject to applicable requirements, we are allowed to net settle transactions with a single net amount payable by one party to the other. However, we have elected to present the derivative assets and derivative liabilities on a gross basis on our Condensed Consolidated and Combined Statements of Financial Position and in the table above. The fair value of the derivatives contracts are recognized within All other current assets, All other assets, All other current liabilities, and All other liabilities in the Condensed Consolidated and Combined Statements of Financial Position based upon the contractual timing of settlements for these contracts.

As of March 31, 2023, the potential effect of rights of offset associated with the derivative contracts would be an offset to both assets and liabilities by $56 million.

The table below presents the pre-tax gains (losses) recognized in OCI associated with the Company’s cash flow and net investment hedges:

Pre-tax Gains (Losses) Recognized in OCI Related to Cash flow and Net Investment Hedges

	For the three months ended March 31
	2023	2022
Cash flow hedges	$(17)	$41
Net investment hedges	35	—

The table below presents the gains (losses) of our derivative financial instruments in the Condensed Consolidated and Combined Statements of Income:

Derivative Financial Instruments

	For the three months ended March 31, 2023				For the three months ended March 31, 2022
	Cost of products	Cost of services	Selling, general and administrative	Other (a)	Cost of products	Cost of services	Selling, general and administrative	Other (a)
Foreign currency exchange contracts	$27	$6	$—	$—	$9	$2	$—	$—

Effects of cash flow hedges	27	6	—	—	9	2	—	—

Cross-currency swaps	—	—	—	—	—	—	—	—

Effects of net investment hedges	—	—	—	—	—	—	—	—

Foreign currency exchange	7	2	—	1	(1)	—	—	—
Embedded derivatives	—	—	—	(1)	—	—	—	3
Equity contracts	—	—	15	3	—	—	—	—
Commodity derivatives	—	—	—	(2)	—	—	—	10

Effect of derivatives not designated as hedges	$7	$2	$15	$1	$(1)	$—	$—	$13

(a)	Amounts inclusive of Other income (expense) — net on the Condensed Consolidated and Combined Statements of Income.

FAIR VALUE MEASUREMENTS.

The following table represents financial assets and liabilities that are recorded and measured at fair value on a recurring basis:

Fair Value of Financial Assets and Liabilities

	March 31, 2023				December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Investment securities	$31	$—	$—	$31	$21	$—	$—	$21
Derivatives	—	119	—	119	—	66	—	66
Liabilities:
Deferred compensation(a)	264	3	—	267	62	2	—	64
Derivatives	—	268	3	271	—	203	6	209
Contingent consideration	—	—	57	57	—	—	42	42

(a)	Certain deferred compensation plans whose value is derived from market-based securities values were transferred from GE as part of the Spin-Off.

Contingent Consideration

The contingent consideration liabilities as of March 31, 2023 and December 31, 2022 were recorded in connection with business acquisitions. Changes in the Level 3 fair value measurement of contingent consideration were not material during the three months ended March 31, 2023 and 2022.

Fair Value of Other Financial Instruments

The estimated fair value of long-term debt (including the current portion) as of March 31, 2023 and December 31, 2022, was $10,819 million and $8,512 million compared to a carrying value (which includes a reduction for amortized debt issuance costs and discounts) of $10,239 million and $8,241 million, respectively. The fair value of our borrowings is determined based on observable and quoted prices and spreads of identical and comparable debt and benchmark securities and is considered Level 2 in the fair value hierarchy. See Note 8, “Borrowings” for further information.

Non-recurring Fair Value Measurements

Equity investments without readily determinable fair value as of March 31, 2023 and December 31, 2022, were $119 million and $117 million, respectively.

NOTE 13. COMMITMENTS, GUARANTEES, PRODUCT WARRANTIES, AND OTHER LOSS CONTINGENCIES

GUARANTEES.

The Company has off-balance sheet credit exposure through standby letters of credit, bank guarantees, bid bonds, and surety bonds. See Note 8, “Borrowings” for further information. In addition, GE has provided parent company guarantees in certain jurisdictions where we lack the legal structure to issue the requisite guarantees required on certain projects.

Following the Spin-Off, which was completed pursuant to a Separation and Distribution Agreement (the “Separation and Distribution Agreement”), the Company has remaining performance guarantees on behalf of GE.

Under the Separation and Distribution Agreement, GE is obligated to use reasonable best efforts to replace the Company as the guarantor or terminate all such performance guarantees. Until such termination or replacement, in the event of non-fulfillment of contractual obligations by the relevant obligors, the Company could be obligated to make payments under the applicable instruments for which GE is obligated to reimburse and indemnify the Company. As of March 31, 2023 the Company’s maximum aggregate exposure, subject to GE reimbursement, is approximately $164 million.

PRODUCT WARRANTIES.

We provide warranty coverage to our customers as part of customary practices in the market to provide assurance that the products we sell comply with agreed-upon specifications. We provide estimated product warranty expenses when we sell the related products. Warranty accruals are estimates that are based on the best available information, mostly historical claims experience, therefore claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.

Product Warranties

	For the three months ended March 31
	2023	2022
Balance at beginning of period	$193	$161
Current-year provisions	49	55
Expenditures	(51)	(45)
Other changes	2	(1)

Balance at end of period	$193	$170

Product warranties are recognized within All other current liabilities in the Condensed Consolidated and Combined Statements of Financial Position.

LEGAL MATTERS.

In the normal course of our business, we are involved from time to time in various arbitrations; class actions; commercial, intellectual property, and product liability litigation; government investigations; investigations by competition/antitrust authorities; and other legal, regulatory, or governmental actions, including the significant matter described below that could have a material impact on our results of operations. In many proceedings, including the specific matter described below, it is inherently difficult to determine whether any loss is probable or even reasonably possible or to estimate the size or range of the possible loss, and accruals for legal matters are not recorded until a loss for a particular matter is considered probable and reasonably estimable. Given the nature of legal matters and the complexities involved, it is often difficult to predict and determine a meaningful estimate of loss or range of loss until we know, among other factors, the particular claims involved, the likelihood of success of our defenses to those claims, the damages or other relief sought, how discovery or other procedural considerations will affect the outcome, the settlement posture of other parties, and other factors that may have a material effect on the outcome. For such matters, unless otherwise specified, we do not believe it is possible to provide a meaningful estimate of loss at this time. Moreover, it is not uncommon for legal matters to be resolved over many years, during which time relevant developments and new information must be continuously evaluated.

Contracts with Iraqi Ministry of Health

In 2017, a number of U.S. Service members, civilians, and their families brought a complaint in the U.S. District Court for the District of Columbia (the “District Court”) against a number of pharmaceutical and medical device companies, including GE HealthCare and certain affiliates, alleging that the defendants violated the U.S. Anti-Terrorism Act. The complaint seeks monetary relief and alleges that the defendants provided funding for an Iraqi terrorist organization through their sales practices pursuant to pharmaceutical and medical device contracts with the Iraqi Ministry of Health. In July 2020, the District Court granted defendants’ motions to dismiss and dismissed all of the plaintiffs’ claims. In January 2022, a panel of the U.S. Court of Appeals for the District of Columbia Circuit reversed the District Court’s decision. In February 2022, the defendants requested review of the decision by all of the judges on the U.S. Court of Appeals for the District of Columbia Circuit (“the D.C. Circuit”). On February 2, 2023, the D.C. Circuit denied this request. On February 10, 2023, defendants filed a motion for a temporary, partial stay of further district court proceedings until the Supreme Court issues its decision in a separate case, Twitter, Inc. v. Taamneh, which also involves the U.S. Anti-Terrorism Act. On March 1, 2023, the District Court granted the motion for a temporary, partial stay. Defendants also plan to petition the Supreme Court to review the D.C. Circuit’s decision.

NOTE 14. RESTRUCTURING AND OTHER ACTIVITIES

Restructuring activities are essential to reflect the business operating model for GE HealthCare as a stand-alone company and mostly involve workforce reductions, organizational realignments, and revisions to our real estate footprint. Specifically, restructuring and other charges primarily include facility exit costs, employee-related termination benefits associated with workforce reductions, asset write-downs, and cease-use costs. For segment reporting, restructuring, and other activities are not allocated.

As a result of committed restructuring initiatives, we recorded expenses of $12 million for both the three months ended March 31, 2023 and 2022. These restructuring initiatives are expected to result in additional expenses of approximately $71 million, to be incurred primarily in 2023, substantially related to employee-related termination benefits and facility exit costs. Restructuring expenses are recognized within Cost of products, Cost of services, or Selling, general, and administrative (“SG&A”), as appropriate, in the Condensed Consolidated and Combined Statements of Income.

Restructuring and Other Activities

	For the three months ended March 31
	2023	2022
Employee termination costs	$10	$9
Facility and other exit costs	1	3
Asset write-downs	1	—

Total restructuring and other activities	$12	$12

In connection with the Spin-Off, GE transferred employee termination obligations for services already rendered of $31 million to GE HealthCare. Liabilities related to restructuring are recognized within All other current liabilities and All other liabilities in the Condensed Consolidated and Combined Statements of Financial Position and totaled $99 million and $75 million as of March 31, 2023 and December 31, 2022, respectively.

NOTE 15. SHARE-BASED COMPENSATION

We grant stock options, restricted stock units (“RSU”), and performance share units (“PSU”) to employees under the 2023 Long-Term Incentive Plan (“LTIP”). The Talent, Culture, and Compensation Committee of the Board of Directors approves grants under the LTIP. Under the LTIP, we are authorized to issue up to approximately 41 million shares. We record compensation expense for awards expected to vest over the vesting period. We estimate forfeitures based on experience and adjust expense to reflect actual forfeitures. When options are exercised, RSUs vest, and PSUs are earned, we issue shares from authorized unissued common stock.

Stock options provide employees the opportunity to purchase GE HealthCare shares in the future at the market price of our stock on the date the award is granted (the strike price). The options become exercisable over the vesting period, typically becoming fully vested in three to three and a half years, and expire 10 years from the grant date if not exercised. RSUs provide an employee with the right to receive one share of GE HealthCare stock when the restrictions lapse over the vesting period. Upon vesting, each RSU is converted into one share of GE HealthCare common stock. PSUs provide an employee with the right to receive shares of GE HealthCare stock based upon achievement of certain performance and market metrics. Upon vesting, each PSU earned is converted into shares of GE HealthCare common stock. We value stock options using a Black-Scholes option pricing model, RSUs using the market price on the grant date, and PSUs using the market price on the grant date and a Monte Carlo simulation as needed based on performance metrics.

The following tables provide the weighted average fair value of options, RSUs, and PSUs granted to employees during the three months ended March 31, 2023 and the related stock option valuation assumptions used in the Black-Scholes model:

Weighted Average Grant Date Fair Value

March 31, 2023
Stock options	$25
RSUs	72
PSUs	84

Key Assumptions in the Black-Scholes Valuation for Stock Options

March 31, 2023
Risk free rate	3.6%
Dividend yield	—%
Expected volatility	26.5%
Expected term	6.3
Strike price	$71

For new awards granted in 2023, the expected volatility was derived from a peer group’s blended historical and implied volatility as GE HealthCare does not have sufficient historical volatility based on the expected term of the underlying options. The expected term of the stock options was determined using the simplified method. The risk-free interest rate was determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term approximating the expected life of the options. The dividend yield input was zero as it was uncertain if a dividend would be paid at the time of the grant.

Share-Based Compensation Activity

	Stock options				RSUs
	Shares (in thousands)	Weighted average exercise price (in dollars)	Weighted average contractual term (in years)	Intrinsic value (in millions)	Shares (in thousands)	Weighted average grant date fair value (in dollars)	Weighted average contractual term (in years)	Intrinsic value (in millions)
Outstanding as of January 4, 2023(a)	3,738	$90			3,551	$58
Granted	2,037	71			1,612	72
Exercised/Vested	(326)	56			(558)	70
Forfeited	(3)	68			(52)	63
Expired	(5)	143			—	—

Outstanding as of March 31, 2023	5,441	$85	6.6	$57	4,553	$63	2.0	$374

Exercisable as of March 31, 2023	3,182	$94	4.3	$33	N/A	N/A	N/A	N/A

Expected to vest	1,681	$71	9.7	$18	3,817	$54	2.0	$313

(a)

Our common stock began “regular way” trading on The Nasdaq Global Market on January 4, 2023. The shares outstanding as of January 4, 2023 pertain to GE equity-based awards issued by GE in prior periods to employees of the Company that were converted to GE HealthCare equity-based awards as part of the Spin-Off.

Total outstanding PSUs as of March 31, 2023 were 1,271 thousand shares with a weighted average fair value of $85 dollars. The intrinsic value and weighted average contractual term of PSUs outstanding were $104 million and 2.0 years, respectively.

The following tables present compensation expense and tax impact recognized as well as other share-based compensation data for the three months ended March 31, 2023.

Share-based Compensation Expense

March 31, 2023
Compensation expense (pre-tax)	$24
Income tax benefits	(8)

Compensation expense (after-tax)	$16

Other Share-based Compensation Data

March 31, 2023
Unrecognized compensation expense (amortized over a weighted average period of 2.0 years)	$212
Cash received from stock options exercised	18
Intrinsic value of stock options exercised and RSU/PSUs vested	48

NOTE 16. EARNINGS PER SHARE

On January 3, 2023, there were approximately 454 million shares of GE HealthCare common stock outstanding, including the 19.9% interest in our outstanding shares of common stock retained by GE following the Distribution. The computation of basic and diluted earnings per common share for all periods through December 31, 2022 was calculated using this same number of common shares outstanding since no GE HealthCare equity awards were outstanding as of the Distribution Date and is net of Net (income) loss attributable to noncontrolling interest which is fully associated with continuing operations.

Earnings Per Share

	For the three months ended March 31
(In millions, except per share amounts)	2023	2022
Numerator:
Net income	$383	$402
Net income attributable to noncontrolling interests	(11)	(13)

Net income attributable to GE HealthCare	372	389
Deemed preferred stock dividend of redeemable noncontrolling interest	(183)	—

Net income attributable to GE HealthCare common stockholders	$189	$389

Denominator:
Basic weighted-average shares outstanding	454	454
Dilutive effect of common stock equivalents	3	—

Diluted weighted-average shares outstanding	457	454

Basic Earnings Per Share	$0.42	$0.86
Diluted Earnings Per Share	$0.41	$0.86

Antidilutive securities(a)	4	—

(a)	Diluted EPS excludes certain shares issuable under stock based compensation plans because the effect would have been antidilutive.

NOTE 17. SUPPLEMENTAL FINANCIAL INFORMATION

Cash, Cash Equivalents and Restricted Cash

	As of
	March 31, 2023	December 31, 2022
Cash and cash equivalents	$2,324	$1,440
Short-term restricted cash	3	5

Total cash, cash equivalents, and restricted cash as presented on the Condensed Consolidated and Combined Statements of Financial Position	2,327	1,445

Long-term restricted cash(a)	7	6
Total cash, cash equivalents, and restricted cash as presented on the Condensed Consolidated and Combined Statements of Cash Flows	$2,334	$1,451

(a)	Long-term restricted cash is recognized within All other assets in the Condensed Consolidated and Combined Statements of Financial Position.

Inventories

	As of
	March 31, 2023	December 31, 2022
Raw materials	$1,097	$1,053
Work in process	107	91
Finished goods	1,052	1,011

Inventories(a)	$2,256	$2,155

(a)	Certain inventory items are long-term in nature and therefore have been recognized within All other assets in the Condensed Consolidated and Combined Statements of Financial Position.

ALL OTHER CURRENT AND NON-CURRENT ASSETS.

All other current assets primarily include prepaid expenses and deferred costs, financing receivables, and derivative instruments. All other assets primarily include pension assets, equity method and other investments, financing receivables, long-term customer and sundry receivables, long-term inventories, and long-term contract and other deferred assets. All other current and non-current assets increased in the three months ended March 31, 2023, primarily due to assets transferred from GE as a result of the Spin-Off. Refer to Note 1, “Organization and Basis of Presentation” for further information.

ALL OTHER CURRENT AND NON-CURRENT LIABILITIES.

All other current liabilities and All other liabilities primarily include liabilities related to employee compensation and benefits, long-term contract liabilities, income taxes payable and uncertain tax positions, operating lease liabilities, sales allowances, equipment projects and other commercial liabilities, environmental, health and safety obligations, derivative instruments, product warranties, and accrued freight and utilities. All other current and non-current liabilities increased in the three months ended March 31, 2023, primarily due to liabilities transferred from GE as a result of the Spin-Off and the exercise of certain redeemable noncontrolling interests. Refer to Note 1, “Organization and Basis of Presentation” and “Redeemable noncontrolling interests” below for further information.

SUPPLY CHAIN FINANCE PROGRAMS.

The Company participates in voluntary supply chain finance programs which provide participating suppliers the opportunity to sell their GE HealthCare receivables to third parties at the sole discretion of both the suppliers and the third parties. We evaluate supply chain finance programs to ensure the use of a third-party intermediary to settle our trade payables does not change the nature, existence, amount, or timing of our trade payables and does not provide the Company with any direct economic benefit. If any characteristics of the trade payables change or we receive a direct economic benefit, we reclassify the trade payables as borrowings. In connection with the supply chain finance program, payment terms normally range from 30 to 150 days, not exceeding 180 days, depending on the underlying supplier agreements. Included in Accounts payable as of March 31, 2023 and December 31, 2022 were $390 million and $392 million, respectively, of confirmed supplier invoices that are outstanding and subject to the third-party programs.

REDEEMABLE NONCONTROLLING INTERESTS.

The Company has noncontrolling interests with redemption features. These redemption features, such as put options, could require the Company to purchase the noncontrolling interests upon the occurrence of certain events, such as a change of control of the Company. All noncontrolling interests with redemption features that are not solely within our control are recognized within the Condensed Consolidated and Combined Statements of Financial Position between liabilities and equity. Redeemable noncontrolling interests are initially recorded at the issuance date fair value. Those that are currently redeemable or probable of becoming redeemable are subsequently adjusted to the greater of current redemption value or initial carrying value. A change of control is generally not considered probable until it occurs.

The activity attributable to redeemable noncontrolling interests for the three months ended March 31, 2023 and 2022 is presented below.

Redeemable Noncontrolling Interests

	For the three months ended March 31,
	2023	2022
Balance at beginning of period	$230	$220
Net income attributable to redeemable noncontrolling interests	10	9
Redemption value adjustments(a)	183	—
Exercise of redeemable noncontrolling interests(b)	(222)	—

Balance at end of period	$201	$229

(a)

As of January 3, 2023, certain redeemable noncontrolling interests were probable of becoming redeemable due to the change of control that occurred upon consummation of the Spin-Off. These redeemable noncontrolling interests were remeasured to their current redemption value resulting in a redemption value adjustment of $183 million. The remeasurement was accounted for as a deemed preferred stock dividend of redeemable noncontrolling interest and recorded as an adjustment to retained earnings.

(b)

In February 2023, the redeemable noncontrolling interest holder exercised its option redemption provision. The expected redemption payment of $222 million is expected to be made in the second quarter of 2023 and has been recognized within All other current liabilities.

Other Income (Expense) — Net

	For the three months ended March 31,
	2023	2022
Net interest and investment income (expense)	$13	$(2)
Equity method investment income	4	3
Change in fair value of assumed obligation	(13)	—
Other items, net(a)	4	25

Total other income (expense) — net	$8	$26

(a)	Other items, net primarily consists of licensing and royalty income and gains and losses related to derivatives for the three months ended March 31, 2022.

NOTE 18. RELATED PARTIES

PRIOR TO SPIN-OFF.

Prior to the Spin-Off, GE provided the Company with significant corporate infrastructure and shared services. Some of these services will continue to be provided by GE to the Company on a temporary basis under the Transition Services Agreement, as discussed below. The following disclosures summarize related party activity between GE HealthCare and GE. This activity, which occurred prior to the Spin-Off, is included in the condensed combined financial statements.

Pensions, Benefit, and Contribution Plans

As discussed in Note 9, “Postretirement Benefit Plans,” employees of the Company participated in pensions, benefit, and contribution plans that were sponsored by GE. The Company was charged $59 million for the three months ended March 31, 2022 related to employee participation in these plans. In connection with the Spin-Off, a portion of these plans were transferred to the Company.

Share-based Compensation

GE granted various employee benefits to its group employees, including those of the Company, under the GE Long-Term Incentive Plan. These benefits primarily included stock options and restricted stock units. Compensation expense allocated to the Company was $19 million for the three months ended March 31, 2022, and is recognized within SG&A in the Condensed Combined Statement of Income.

Corporate Overhead and Other Allocations from GE

GE provided certain services described below that were charged to the Company based on employee headcount, revenue, or other allocation methodologies.

Corporate Allocations from GE

March 31, 2022
Costs for centralized services(a)	$13
Costs associated with employee medical insurance(b)	30
Costs for corporate and shared services(c)	116

(a)	Costs for centralized services such as public relations, treasury and cash management, and other services were recognized within SG&A in the Condensed Combined Statement of Income.

(b)

Costs associated with employee medical insurance were recognized within Cost of products, Cost of services, SG&A, and Research and development (“R&D”) in the Condensed Combined Statement of Income based on the employee population.

(c)	Costs for corporate and shared services such as information technology, finance and other services were primarily recognized in SG&A and R&D in the Condensed Combined Statement of Income.

Management believes that the expense and cost allocations have been determined on a basis that is a reasonable reflection of the utilization of services provided or the benefit received by the Company during the three months ended March 31, 2022. The amounts that would have been, or will be incurred, on a stand-alone basis could materially differ from the amounts allocated due to economies of scale, difference in management judgment, a requirement for more or fewer employees, or other factors.

AFTER SPIN-OFF.

In connection with the Spin-Off, the Company entered into or adopted several agreements that provide a framework for the relationship between the Company and GE, including, but not limited to the following which had activity during the first quarter of 2023:

•

Separation and Distribution Agreement — sets forth the principal actions to be taken in connection with the Spin-Off, including the transfer of assets and assumption of liabilities, and establishes certain rights and obligations between the Company and GE following the Distribution, including procedures with respect to claims subject to indemnification and related matters.

•

Transition Services Agreement — governs all matters relating to the provision of services between the Company and GE on a transitional basis. The services the Company receives include support for digital technology, human resources, supply chain, finance, and real estate services, among others. The services generally commenced on the date of the Spin-Off and will terminate up to 36 months following the Distribution Date depending upon the related transitional service. For the three months ended March 31, 2023, we incurred $108 million, net, which represents fees charged from GE to the Company primarily for information technology, human resources, and R&D and is net of fees charged from the Company to GE for facilities and other shared services.

•

Tax Matters Agreement (“TMA”) — governs the respective rights, responsibilities, and obligations between the Company and GE with respect to all tax matters (excluding employee-related taxes covered under the Employee Matters Agreement), in addition to certain restrictions which generally prohibit us from taking or failing to take any action in the two-year period following the Distribution that would prevent the Distribution from qualifying as tax-free for U.S. federal income tax purposes, including limitations on our ability to pursue certain strategic transactions. The TMA specifies the portion of tax liability for which the Company will bear contractual responsibility, and the Company and GE will each agree to indemnify each other against any amounts for which such indemnified party is not responsible.

Current amounts due from and to GE under the various agreements described above are recognized within Due from related parties or Due to related parties, as applicable, in the Condensed Consolidated and Combined Statements of Financial Position. Non-current amounts due from and to GE were $77 million and $108 million, respectively, as of March 31, 2023 and were recognized within All other assets or All other liabilities, as applicable, in the Condensed Consolidated Statements of Financial Position. These amounts primarily relate to tax and other indemnities.

GE HealthCare sells products and services in the ordinary course of business to certain entities associated with two members of our Board of Directors. During the three months ended March 31, 2023, we recognized revenue of $24 million from these entities in connection with providing products and services. Current amounts due from these entities as of March 31, 2023 were not significant.

NOTE 19. SUBSEQUENT EVENTS

On April 25th, 2023 the Company’s Board of Directors declared a cash dividend of $0.03 per share of common stock, payable on June 15, 2023, to stockholders of record on May 23, 2023.